FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**


08054522

Annual Report 2007-2008

Commission File Number – 1-15182

DR. REDDY'S LABORATORIES LIMITED

(Name of Registrant)

**7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946**

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.


PROCESSED

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

By: ______________________

Name: V S Suresh
Title: Company Secretary

Date: June 30, 2008

DR REDDY'S LABORATORIES LIMITED

ANNUAL REPORT **2007–08**

DR.REDDY'S

CONSOLIDATING
FOR THE FUTURE

After a year of exceptional performance on the back of strong launches, this year has been one of consolidation. We have focussed on strengthening our assets – intellectual property assets, technology, people and infrastructure – to prepare ourselves for the future. These will add substantially to our competitive muscle and make us a globally sustainable organization.

This year we have commissioned an integrated R&D facility, the "Innovation Plaza" and scaled up our generics infrastructure to become one of the largest such manufacturing facilities in Asia. We have also enhanced our manufacturing capabilities for cytotoxic formulations and dedicated blocks for our custom pharmaceutical business.

We have built various new partnerships, alliances and collaborations to add teeth to our own internal R&D capabilities. We have acquired new facilities and businesses to gain strategic strengths, the value of which will reveal itself in time. We have continued to work at institutionalizing the principles of Lean management to drive Execution excellence, thus, improving the effectiveness of the company. We have also executed further on our plans to become a talent factory, where we build and develop human capability across businesses and functions.

As we emerge into a strong vertically integrated global pharmaceutical company, we shall recall this year as one of focussed consolidation for the leap forward.


DR.REDDY'S

CONTENTS

Dear Shareholders

In 2008–09, we will complete 25 years of being in business. It is a significant milestone. I ask my fellow employees to continue delivering affordable and superior medicines to cure various diseases — and in doing so, provide consistently high growth and excellent long-term shareholder value

> As you know, 2006–07 was a phenomenal year for your Company. Thanks to the US launch of Simvastatin and Finasteride as authorized generics of Merck's Zocor and Proscar, the 180 days exclusivity launch of Ondansetron, the generic version of Zofran, and Fexofenadine, the generic version of Allegra, we became the largest pharmaceutical player in India. In 2006–07 our consolidated revenue was Rs. 65,095 million (U.S.$. 1.51 billion) and profit after tax was Rs. 9,327 million (U.S.$. 216 million).

It is not typical for pharmaceutical companies to have four successful US generic launches in a single year. In that respect, 2006–07 was exceptional. So, too, has been 2007–08, but in the other direction. During the current year, we had no authorized generics or 180-days exclusivity Para IV launches in the US market. Not surprisingly, therefore, your Company's consolidated revenue for 2007–08 has reduced to Rs. 50,006 million (U.S.$. 1.25 billion) and profit after tax to Rs. 4,678 million (U.S.$. 117 million).

Yes, 2007–08 has been a worse year financially compared to 2006–07, and as your Chairman I would be the first to state it. Equally, I would ask you to consider three facts.

First, despite no upsides whatsoever from US generics, your Company has achieved a consolidated revenue (net of excise duties and sales returns) of over U.S.$. 1.2 billion. In other words, we have become a U.S.$. 1 billion plus entity only on account of our base businesses: Active Pharmaceutical Ingredients (APIs), branded formulations(BFRoW), Custom Pharmaceutical Services (CPS) and the existing US and European generics play. In fact, even these businesses would have done better had the Company not faced temporary problems with third-party suppliers to both its German subsidiary, betapharm and its CPS operations in Mexico – problems that are now things of the past.

Second, between 1999–2000 and 2007–08, your Company has increased its revenues at an exponential trend rate of growth (i.e. trend CAGR) of 27 per cent per year, measured in US dollars. I submit to you that such a robust trend rate reflects the inherent business strengths and growth potential of your Company.

Third, we expect some significant upsides in 2008–09. Let me share with you about one such. In the third quarter of 2008–09, your Company will exclusively distribute in US 25 mg, 50 mg and 100 mg strengths of Sumatriptan succinate, an authorized generic of GlaxoSmithKline's Imitrex® tablets. Sumatriptan is used for the treatment of acute migraine, and enjoys widespread market acceptability.

I see other upsides as well. My belief is that the worst in Germany is probably over in terms of further margin pressures. By migrating production of an increasing number of formulations to facility in India, we should generate higher profits from betapharm in 2008–09. Similarly, the problems of securing raw material from other suppliers for the CPS facility in Mexico has been addressed with the Company setting up its dedicated raw material plant at Miryalaguda, near Hyderabad, at a cost of U.S.$. 16 million.

> DURING 2007–08, YOUR COMPANY successfully launched Reditux™ in India, a monoclonal antibody used in the treatment of cancer and thus demonstrated its technological prowess in manufacturing a product in the biologics space.

In what was a difficult year, 2007–08 saw outstanding performance of the Branded Formulations business, with revenues increasing by 16 per cent to Rs. 15,241 million in 2007–08. Incidentally, this 16 per cent growth was achieved both in India as well as international markets. I am also delighted that your Company's Branded Formulations business in Russia has now comfortably crossed the U.S.$. 100 million mark.

Modern norms of corporate governance require listed companies to desist from making 'forward-looking' statements, especially in their Management Discussion and Analysis. While conscious of such rectitude, I must share with you what my expectations are for your Company in 2008–09. In rupee terms, I expect your Company as a whole to increase its topline by at least 25 per cent.

This is a do-able target, and I expect it to be achieved because of changes that have been brought about across your Company over the last few years — changes that are now primed to deliver superior financial results. I shared these with you last year. But they bear repetition.

Over the past few years, your Company has been developing the different building blocks of future growth. Some of these have been: creating a lean manufacturing organization; strengthening Dr. Reddy's position in existing markets and developing new geographies; building more infrastructure to drive higher levels of output; creating a faster and more focused product development process; building wider technical capabilities; leveraging the new acquisitions; optimizing efforts across the Company through best-in-class IT and ERP systems; and, most importantly, bringing all these together by creating a commonly aligned organization.

Let me give you a few examples of how these initiatives are coming into play. During 2007–08, your Company successfully launched Reditux™ in India, a monoclonal antibody used in the treatment of cancer, and thus demonstrated its technological prowess in manufacturing a product in the biologics space. As of 31 March 2008, Dr. Reddy's has filed a total of 122 Abbreviated New Drug Applications (ANDAs); and 281 Drug Master Files (DMFs). In Discovery Research, it has one significant molecule, DRF 2593 for the treatment of Type II diabetes, in Phase III clinical trials in association with Rheoscience.

Your Company has also completed three acquisitions in April 2008. These are:

- A part of the DowPharma's small molecules business located in Mirfield and Cambridge, in the UK, with customer contracts, associated products, process technologies, intellectual property rights and trademarks
- Jet Generici Srl in Italy, which gives access to an essential product portfolio, a pipeline of registration applications and a sales and marketing organization
- BASF's pharmaceutical manufacturing business and facility in Shreveport, Louisiana, USA, which does contract manufacturing of solid, semi-solid and liquid dosage forms of generic prescription and OTC products for companies in the US.

During 2007–08, your Company invested Rs. 6,293 million on manufacturing, R&D facilities and other capital expenditure. This is the highest level of investment in a single financial year up to date. They will create the capacity to support Dr. Reddy's strategic growth agenda.

I am, therefore, confident of your Company's growth prospects in 2008–09 and thereafter.

In February 2009, Dr. Reddy's will have completed 25 years of its life. It will be a significant milestone and deserves celebrations, which undoubtedly shall happen at the time. To me, however, milestones are not about the journey completed, but guideposts to the voyage ahead. Therefore, I ask my fellow employees to re-dedicate themselves to develop and deliver affordable and superior medicines to cure various diseases for patients worldwide — and in doing so, provide consistently high growth and excellent long-term shareholder value.

As always, thank you for your support to Dr. Reddy's Laboratories. Many of you have stayed with us for almost 25 years and gained in the process. I say to you, "Stay with us for the next 25, and gain a great deal more."

25 years of existence. And 25 per cent growth. That is not a bad way to be!

Thank you
Yours sincerely

Dr. K Anji Reddy
Chairman

Financial Highlights

Consolidated Revenues
Consolidated revenues decreased by 23% to Rs. 50,006 million, or U.S.$. 1.25 billion in 2007–08 from Rs. 65,095 million in 2006–07.

Operating Income
Operating Income decreased by 70% to Rs. 3,358 million in 2007–08 from Rs. 11,331 million in 2006–07.

Profit Before Tax and Minority Interest
Profit before tax and minority interest decreased by 67% to Rs. 3,438 million in 2007–08 from Rs. 10,500 million in 2006–07.

Profit After Tax
Profit after tax decreased by 50% to Rs. 4,678 million in 2007–08 from Rs. 9,327 million in 2006–07.

Fully Diluted Earnings Per Share
Fully diluted earnings per share decreased to Rs. 27.73 in 2007–08 from Rs. 58.56 in 2006–07.

ANDAs, DMF, Product Registration and NCEs

ANDAs in U.S.
In 2007–08, Company filed 19 ANDAs in US including 10 Para IV filings. These ANDAs address innovator revenues of about U.S.$. 7.9 billion (IMS MAT, December 2007). Dr. Reddy's has filed 122 cumulative ANDAs as of 31March 2008.

Highest number of Approvals for ANDA Filings
2007–08 also saw the highest number of approvals for the Company's ANDA filings: 13 final approvals from the US and 4 from Canada, in addition to 7 tentative approvals from the US. As of 31 March 2008, the Company's US Generic pipeline comprises 70 ANDAs pending with the USFDA, including 10 tentative approvals.

DMFs
Regarding APIs, the Company filed 54 DMFs in 2007–08. Of these, 23 were filed in US, 9 in Canada, 13 in Europe and 9 in other countries. As on 31 March 2008, the Company has made cumulative filings of 281 DMFs, with 127 in the US.

Formulations
In Branded Formulations, a total of 307 dossiers have been filed for product registrations in various countries.

New Chemical Entities (NCEs)
As on 31 March 2008, Dr. Reddy's had three molecules or New Chemical Entities (NCEs), of which two are in clinical development and one is in the pre-clinical stage.

Revenues from Different Businesses

Revenue from API
Revenues slightly decreased by 1% to Rs. 11,805 million in 2007–08 from Rs. 11,883 million in 2006–07. International revenues accounted for 80% of API revenues. Revenues in 2006–07 included the benefit of upsides in sertraline & rabeprazole.

Formulations Revenues
Revenues at Rs. 15,241 million in 2007–08 an increase of 16% over 2006–07. This growth was primarily driven by the performance of India, Russia, Romania, Venezuela & Other CIS markets.
- Revenues in India grew by 16% to Rs. 8,060 million in 2007–08.
- Revenue from International markets grew by 17% to Rs. 7,181 million in 2007–08.

Revenues from Generics
Revenues decreased by 46% to Rs. 17,782 million in 2007–08 from Rs. 33,224 million in 2006–07.

North American revenues at Rs. 8,024 million in 2007–08 as against Rs. 23,617 million in 2006–07.
- Revenues grew by 14% to Rs. 5,581 million in 2007–08 from Rs. 4,914 million in 2006–07 excluding the benefit of upsides from Authorized Generics & ondansetron exclusivity.
- Commencement of own OTC business with the launch of ranitidine and cetirizine, revenues for 2007–08 at Rs. 263 million.
- Europe Generics revenues grew by 1.2% to Rs. 9,715 million in 2007–08 from Rs. 9,603 million in 2006–07.
  - Revenues from betapharm grew by 2% to Rs. 8,189 million in 2007–08 from Rs. 8,004 million in 2006–07.

CPS Revenue
Revenues decreased by 27% to Rs. 4,818 million in 2007–08 from Rs. 6,600 million in 2006–07.

HR Awards

Won 6 Awards and Accolades for its HR Initiatives
- Ranked 10th in 'The Best Companies to work for in India' survey conducted by Business Today, Mercer Human Resource Consulting and TNS India.
- Won the Amity Leadership Award for best HR practices in the Pharmaceutical Sector at the 4th HR Summit.
- Received the Recruitment and Staffing Best in Class (RASBIC) award for the third time in a row in the Asia-Pacific HRM Congress.
- Adjudged by the ISTD for the Certificate of Merit for Innovative Training Practices among Indian organizations.

01 Consolidated Revenue

IN RS MILLION

2006–2007: 65,095

2007–2008: 50,006

02 Geographic Mix of APIs

00% IN RS MILLION

2006–2007: 11,883
- 48 | 5,659 RoW
- 18 | 2,117 Europe
- 17 | 2,077 India
- 17 | 2,030 North America

2007–2008: 11,805
- 40 | 4,643 RoW
- 21 | 2,521 Europe
- 20 | 2,352 India
- 19 | 2,289 North America

03 Geographic Mix of Formulations

00% IN RS MILLION

2006–2007: 13,087
- 8 | 994 Others
- 3 | 377 Central & Eastern Europe
- 10 | 1,168 CIS
- 27 | 3,584 Russia
- 53 | 6,964 India

2007–2008: 15,241
- 8 | 1,155 Others
- 3 | 501 Central & Eastern Europe
- 9 | 1,461 CIS
- 27 | 4,064 Russia
- 53 | 8,060 India

04 Geographic Mix of Generics

00% IN RS MILLION

2006–2007: 33,224
- 29 | 9,607 Europe (9,603) & others
- 71 | 23,617 North America

2007–2008: 17,782
- 55 | 9,758 Europe (9,715) & others
- 45 | 8,024 North America

05 Geographic Mix of ANDAs In U.S.


33
26 Non Para IV
7 Para IV
2006–2007
19
9 Non Para IV
10 Para IV
2007–2008

06 Geographic Mix of DMFs


56
13 Others
9 Europe
11 Canada
23 United States of America
2006–2007
54
9 Others
13 Europe
9 Canada
23 United States of America
2007–2008

If we think of our company as a living organism, then people are the heart that keeps Dr. Reddy's ticking and growing. Our people are our pride and our greatest asset. We are proud of the talent we have been able to attract and of the important and innovative ways in which we have nurtured, motivated and engaged them



POISED FOR FUTURE GROWTH

Dr. Reddy's has come a long way over the years and we intend to go a lot further in the next five. Our high aspirations demand that we accelerate our growth and ready our organization for the future. We want to achieve sustainable future growth and that means we must focus on refreshing our talent pipeline and creating the organizational bench strength that will propel us forward.

We are moving steadily in this direction, ensuring that the right people are in the right places. Our global presence has continued to grow, spurred on by significant new acquisitions in North America and Europe which will not only impact our core businesses, but have the added advantage of bringing fresh talent on board. Today, our employee strength globally has crossed 9,500 and comprises over 40 nationalities. More than 2,000 employees are at international locations.

One of our top priorities has been to add key talent at the leadership level across several businesses as well as in corporate functions. We have also injected talent in areas such as peptides, polymers, bio catalysis, material sciences, purification and fermentation, with a number of new employees bringing critical skills from overseas. More than 70 PhD candidates were hired during the year, significantly ramping up our R&D capabilities. This is in addition to various specific project hiring across such areas as Biologics, Pharmaceutical Services & Active Ingredients (PSAI) and Generics.



We are justly proud of our revised maternity benefit policy—which now includes 4 month maternity leave, two hour flexibility for the first year and a flexible work schedule

We also built a support organization around our Global Oncology business, which is fast growing across various businesses and geographies. This core team will provide high quality and high impact support in line with our strategic aspirations.

EMBRACING DIVERSITY

As a people-centric organization, we believe in fair employment opportunities for all. We participated in job fairs for differently abled candidates, including career fairs by the Ability Foundation, strengthening our Diversity Program. Our efforts to build a truly inclusive organization are also visible in new women-friendly policies and initiatives in the workplace.

We are justly proud of our revised maternity benefit policy which has a number of additional benefits, including 4-month maternity leave, two-hour flexibility for the first year from the date of the child's birth and a flexible work schedule. We also instituted a comprehensive sexual harassment policy which includes a process for filing a complaint and launching an investigation. One of our big initiatives was the establishment of day care centers at three locations which are supervised by trained caregivers and Montessori school teachers and serve a significant number of our women employees with young children. We are also supporting the career development of women associates by providing mentors in every

> OUR COMMITMENT TO OUR PEOPLE has won us the notice and respect of institutions worldwide. We were ranked among the 10 Best Companies to Work for in India as per the Business Today – Mercer study for 2007 and among the 25 Best Employers in India in the Hewitt Associates – Economic Times survey for 2007.

business unit. Our quarterly women's meets draw large crowds and serve as a forum for discussion and self-expression. At the latest meeting held on Women's Day, a number of eminent speakers from the business and wellness fields spoke on the subject of work-life balance. Our initiatives have borne fruit, with a significant increase in hiring from campuses, where almost a third of all hires were women.

TALENT MANAGEMENT

We continue to tap into the campus talent pool, attracting the best and brightest from the country's top universities. This year we recruited 13 management trainees and laterals from prestigious B-Schools including IIMs, XLRI, ISB & NMIMS as well about 200 Technical Trainees, including a number of IIT graduates. This year, we also launched a Technical Internship Program as part of our Global Internship Program.

In line with our thinking on lean processes and simplification, we have leveraged technology to optimize the recruitment process. We have developed an e-recruitment module which is hosted on our internal portal that serves as a platform for applicant tracking starting from application creation to on-boarding. Going a step further, we also developed an interactive e-joining module, called Connexion, which has considerably reduced the time spent on the on-boarding process, while giving prospective employees wide access to information about the organization and to transition-related subjects. Many of our policies and processes have been revisited and redone to unleash greater empowerment, faster turnaround and more accountability in our various HR transactions.

SIMPLIFYING PROCESSES

Lean thinking was also implemented successfully in our HR organization as part of our ongoing efforts to simplify our processes while adopting global best practices. We have fully automated our HR and employee processes, thereby improving productivity and reducing turnaround time. In line with this, we also benchmarked HR processes and policies across the



Today, our employee strength globally has crossed 9,500 and comprises over 40 nationalities. More than 2,000 employees are at international locations

industry and simplified our own in order to eliminate redundancy and waste. In the course of one of these exercises, we saw the need to revise our Code of Business Conduct and Ethics (COBE). The new, reader-friendly COBE simplifies our Ombudsman procedure, provides clear and specific guidelines with respect to our behavior and strongly reinforces our commitment to all of our stakeholders.

RECOGNITIONS IN HR

We have continued to be recognized by numerous external agencies for our people practices. We won the Recruiting and Staffing Best in Class Award (RASBIC) 2007–08 in the 'Best Use of Technology for Recruiting' category. This is the third year in a row we have won this accolade. We also took home the Amity Leadership Award for best HR practices in the Pharmaceutical Sector at the 4th HR Summit. Our commitment to our people has won us the notice and respect of institutions worldwide. We were ranked among the 10 Best Companies to Work for in India as per the Business Today – Mercer study for 2007 and among the 25 Best Employers in India in the Hewitt Associates – Economic Times survey for 2007.

However, external recognition is not enough. We check our internal barometer every alternate year through the Organizational Climate Survey (OCS), a diagnostic survey which gauges employee motivation, satisfaction and commitment and helps us identify areas for improvement. In the OCS 2007, we received an Employee Satisfaction Score that put Dr. Reddy's in the Top 10-33 % in India.

EFFECTIVE COMMUNICATION THROUGH a variety of high-impact channels ensures that all our employees worldwide are kept abreast of the ups and downs, strategies, plans and performance of our organization. We have a communication cascade procedure which ensures information reaches every single employee in the organization within the shortest time possible.

LEADERSHIP DEVELOPMENT

Leadership development has gained a new urgency within our organization. Knowing we will need high potential leaders to achieve the aggressive growth trajectory we have charted out, we have launched a Leadership Development initiative with the twin agenda of enhancing our leadership bandwidth and bench and building a distinctive culture of leadership.

We are also focusing our energies on building leadership skills and giving potential leaders the tools and challenges to perform at their optimal levels. Executive Coaching Services were provided to many of our senior managers, where intensive one-on-one interactions with an outside 'coach' sought to improve performance at work and in life.

We held our fifth Technical Conclave on the theme of Unit Processes – Lab Scale to Commercialization, where about 400 people across Business Units benefited from interactions with experts from India and abroad. We also continue to strengthen our long-term education efforts with Birla Institute of Technology & Science (BITS), giving our employees the opportunity to learn while they earn. This year, we focused on building organizational technical capability by starting two new batches in MSc (Pharmaceutical Chemistry) and MS (Pharmaceutics), which together have more than 70 takers.

We developed customized training programs to meet business needs throughout the organization. A major undertaking this year was to facilitate understanding of the 5S and Lean thinking concepts that were introduced across the organization through targeted workshops and training sessions in different business units.



We were ranked among the 10 Best Companies to Work for in India as per the Business Today - Mercer study for 2007

VIBRANT & EFFECTIVE COMMUNICATION

Effective communication through a variety of high-impact channels ensures that all our employees worldwide are kept abreast of the ups and downs, strategies, plans and performance of our organization. We have a communication cascade procedure which ensures information reaches every single employee in the organization within the shortest time possible. The Quarterly Communication Meets remain a major top down communication tool where members of our Management Council discuss our business performance with senior managers who, in turn, trigger the flow of this information through the organization. The CEO's internal website, Perspectives, and his quarterly Communique, are also valuable platforms for interaction and exchange within the organization. In addition to these, we link our workforce across geographies and business units through such publications as our house magazine 'Elixir', our monthly newsletter 'Around Dr Reddy's', newsletters of the different business units, and electronic news posts on our Intranet portal. Our annual Celebrations in Hyderabad is the mega event that cements our global integration initiatives and in recent years we have webcast this event worldwide in real time to reinforce our commitment to our international workforce.

We also reached out to former employees of our company this year by launching a dedicated Alumni website called 'Friends Forever', which has attracted many alumni to renew their connect with the Company.

> AS WE LOOK AHEAD TO A FUTURE brimming with opportunities and possibilities, we intend to strengthen our focus on the people who will take our organization to the next level of growth. Innovative programs, best-in-class practices and technology-driven initiatives will bring out the best in our people and drive them to higher levels of performance than ever before.

COMMITTED TO A HEALTHY FUTURE

We are deeply committed to the people who make Dr. Reddy's the successful, respected organization that it is. As we look ahead to a future brimming with opportunities and possibilities, we intend to strengthen our focus on the people who will take our organization to the next level of growth. Innovative programs, best-in-class practices and technology-driven initiatives will bring out the best in our people and drive them to higher levels of performance than ever before. Inspired by our mission and empowered with the tools to succeed, there is no goal we cannot achieve, no dream we cannot realize.

At Dr. Reddy's, we believe that a truly sustainable organization must perform well across all three dimensions of economic, social and environmental performance. As a Company, we are fully committed to the principles of sustainability

Sustainability thinking has been built into our values and touches almost all aspects of our company, from our purpose and values, marketplace and innovation, workplace safety, people practices, environment management, human rights to community contribution. We publish our Corporate Sustainability Report annually giving a detailed account of our economic, environmental and social performance.

We have a well-documented safety, health and environment (SH&E) policy stating our commitment to the principles of sustainability and SH&E. Programs are in place to implement various elements of this policy.

We view the environmental management from the point of resource conservation. Continuous efforts are being made to reduce the residual environmental impact of our processes. Well designed effluent treatment facilities based on the state of the art membrane technology coupled with multiple effect evaporators and spray dryers help CTO units to recycle the entire industrial effluent to be reused after treatment in the plant.



One more Zero Liquid Discharge Plants, was made operational this year at FTO - I using SAFF (submerged fixed film reactor) system followed by membrane technology

Stated below are major highlights seen in the area of Safety, Health & Environment during the year.

- Environmental Clearance obtained for the expansion projects of CTO – V, Miryalaguda & CTO – VI, Pydibhimavaram.
- Over and above the existing 3 Zero Liquid Discharge Plants (ZLDP), one more was made operational this year at FTO – I using SAFF (submerged fixed film reactor) system followed by membrane technology. Treated water is reused within plant for cooling towers and allied applications. Another ZLDP is in advanced stage of construction at our Biologics development centre. The same will be commissioned during FY 2008–09.
- Dedicated multi stage scrubbers were installed to scrub process gases thereby eliminating fugitive emissions in CTO – IV and CTO – V.
- Under our organization's sustainability drive through resource conservation, we have initiated major up-gradation of our solvent recovery systems (SRSs) in all CTO Units.
- Fresh Water usage / Waste water effluent reduction initiatives initiated in a big way at CTO – VI.
- Efforts are being made for recycling the organic wastes in cement industries as auxiliary fuel and trial runs are under progress.
- Energy conservation is yet another area where we are placing special efforts. We have sensitized our employees on the linkages of energy demand and the issue of global warming through internal training and poster campaigns. Specially designed posters for creating awareness on energy conservation are displayed across all locations. We have defined targets for energy conservation for manufacturing units as well as for office establishments. Energy audits were initiated with help from external consultants like CII and TERI.
- For the better management of safety, safety training programs at various levels, safety promotion schemes for the positive management of Safety were some of the areas we addressed regularly. All our manufacturing plants celebrated "The National Safety Week" in March with the objective of strengthening & integrating safety culture in the workplace. For this occasion we produced a video film titled "Emergency Response & Mitigation in Chemical Industries". Mock drills for training staff to effectively handle emergency situations were carried out across all manufacturing locations. Infrastructure facilities like fire hydrant, breathing air system, Nitrogen plants etc were upgraded during the year as a result of a comprehensive Emergency Preparedness system audit at all our facilities.
- We reached out to our Third Party Manufacturing vendors & initiated the process of SH&E improvements at their end. This comprised helping them improve their statutory compliance, SH&E Awareness & Training and other such initiatives to help them upgrade their SH&E capability & performance. This initiative will continue over the coming years too.
- We themed our Celebrations 2008 on "Sustainability". Towards this theme, the Celebrations 2008 Committee along with teams from manufacturing units and offices made a modest beginning with several sustainability initiatives like waste segregation & recycling during the Celebration Events and in our manufacturing and office locations in India. All efforts were made to make Celebrations 2008 a 'waste neutral' event.

MOCK DRILLS FOR TRAINING STAFF to effectively handle emergency situations were carried out across all manufacturing locations. Infrastructure facilities like fire hydrant, breathing air system, Nitrogen plants etc were upgraded during the year as a result of a comprehensive Emergency Preparedness system audit at all our facilities.

Livelihood creation, strengthening education — Dr. Reddy's Foundation acts as a catalyst of change that fosters, develops and promotes initiatives at individual, group and organizational levels to achieve sustainable development

> Sustainable development cannot happen until people are empowered to support themselves and hence the Foundation focuses on Education & Livelihood creation through its various Livelihood Advancement Business Schools (LABS) and through its many innovative initiatives in the School Education space.

LABS PARTNERSHIPS INITIATED THIS YEAR

Michael & Susan Dell Foundation In partnership with this Foundation, DRF has undertaken to provide sustainable livelihood training to 6000 youth from slum pockets that are being relocated to resettlement areas on the outskirts of the National Capital Region of Delhi.

Madhya Pradesh Rural Livelihoods Project Under this Project, DRF has established LABS centers in the Shadole, Sheopur, Annupur and Dhar districts of Madhya Pradesh.

NEW LIVELIHOOD OPTIONS OFFERED

Construction To harness the tremendous livelihood options thrown up by the fast-growing infrastructure sector in India, DRF and National Academy of Construction have partnered to jointly conduct training programs in construction trades such as Electrical (house wiring), General Works Supervisor, Masonry, Plumbing and Sanitation. The first training batches have commenced at a few LABS centers in AP.

Direct Sales DRF and Hindustan Unilever have jointly developed a 'Direct Sales' training program to equip LABS aspirants in various aspects of direct selling. This special curriculum is being introduced in phases in various LABS centers across India.

LIVELIHOODS CREATED IN THE COUNTRY DURING THE YEAR

IN PARTNERSHIP WITH THE CENTRAL GOVERNMENT, VARIOUS STATE GOVERNMENTS, OTHER NGOS AND THE PRIVATE SECTOR, DRF HAS SET UP LABS ACROSS INDIA. A TOTAL OF 42064 LIVELIHOODS WERE GENERATED IN 2007-08 IN THE FOLLOWING STATES


HIMACHAL PRADESH 617
with Union Ministry of Rural Development
UTTAR PRADESH 1279
with Union Ministry of Rural Development
RAJASTHAN 2285
with Ministry of Rural Development
BIHAR 4073
with Bihar Rural Livelihood Promotion Society and Union Ministry of Rural Development
GUJURAT 1045
with Ministry of Rural Development
MADHYA PRADESH 652
with Union Ministry of Rural Development
WEST BENGAL 141
with Union Ministry of Rural Development
ORISSA 620
with Union Ministry of Rural Development
MAHARASHTRA 585
with CIIYi, Kotak Education Foundation and Tata Communications
ANDHRA PRADESH 27636
with AP Urban Services for the Poor, Commissioner & Director Municipal Administration, Department of Youth Services, Employment Generation & Marketing Mission, Greater Visakhapatnam Municipal Corporation, Society for Elimination of Rural Poverty and Union Ministry of Rural Development
GOA 108
with Mineral Foundation of Goa
KARNATAKA 208
with Firstsource Solutions
TAMIL NADU 3163
with Aide et Action, Corporation of Chennai, Accenture, Firstsource Solutions, Directorate of Town Panchayats and Union Ministry of Rural Development
KERELA 654
with Union Ministry of Rural Development

PROMOTING MICRO-ENTREPRENEURS

Through our LABS program we have developed innovative models for self-employment through micro-entrepreneurship programs, which nurture youth for entrepreneurship through skills development, business plan development and market linkages.

- Under the 'Aarogya' program, over 75 mobile food vendors in Karimnagar (AP) have been assisted in developing their businesses. The program is being scaled up to include 200 beneficiaries in a few municipalities of Hyderabad.

DRF HAS SET UP eight Yuva Youth Learning Centers in Hyderabad and RR Districts, which run two bridge programs for disadvantaged youth, to enable them to obtain lateral entry into the mainstream education system.

- Under the 'Sayodya' program, 25 partially disabled youth in RR District (AP) have been assisted in earning their livelihoods through corn vending in specially designed kiosks. The initiative is being extended to include 1000 beneficiaries, in association with DRDA, AP. In August 2007, 50 youth were trained under Phase II of the program. Five of them have formed an SHG and set up a canteen in an office complex in Hyderabad.

RASHTRA CHENETHA JANA SAMAKHYA

DRF signed an MoU with Rashtra Chenetha Jana Samakhya, a handloom weavers' union based at Chirala (AP), under which DRF will provide funding for the development of a loom that will reduce the strain on a weaver. The International Institute of Information Technology, Hyderabad, has been co-opted as the technological partner in the project.

SPREADING SMILES THROUGH EDUCATION

Using schools as community learning resource centres, DRF strives to reduce school drop-out rates by developing local knowledge, skills and leadership. Adopting 72 government schools in Balanagar Mandal (RR District) and Hyderabad-Secunderabad, DRF has launched several innovative initiatives in curriculum development, teacher training and community involvement.

YUVA YOUTH LEARNING CENTERS

DRF has set up eight Yuva Youth Learning Centers in Hyderabad and RR Districts, which run two bridge programs for disadvantaged youth, to enable them to obtain lateral entry into the mainstream education system.

- Adolescent Bridge Courses (ABCs) coach 250-500 school dropouts every year to appear for the Class X Board examinations of the Government of AP. 287 students appeared for the Class X exams that were held in March-April 2008.
- Under the Integrated Learning Program (ILP), never-been-to-school adolescents, child labour and adolescent girls working as domestic help are put through a Foundation Course in basic Math, English, Telugu, environmental sciences and health education. They are also prepared for Classes VII-IX under the AP Open School Society. This year, 213 students are appearing for the Open School examinations.

The Centers offer soft skills, career guidance, computer education and spoken English, thereby enabling the youth to make informed choices about their future. This also minimizes chances of the girls being compelled into early marriage. Over 250 such girls have been withdrawn from domestic labour and admitted to these Centers.

RESIDENTIAL BRIDGE COURSES

Under the government-supported Sarva Siksha Abhiyan, DRF also conducted a Residential Bridge Course for out-of-school children and those engaged in child labour. 101 boys and 67 girls have been mainstreamed into formal education and housed in government welfare hostels. To ensure their continued education, DRF has launched a 'hostel support program', which includes a dedicated hostel volunteer and tutors to coach them to enhance their educational standards.

TRIBAL SCHOOL PROGRAM

In VR Puram Mandal (Khammam District, AP), DRF is working with 33 government schools in areas inhabited by Koya and Konda tribes. After holding several workshops and discussions with youth, elders and teachers in the Mandal, DRF has published several books (including primers, stories, poems and riddles) in their dialects, using the Telugu script.

> FOR STUDENTS WHO HAVE CLEARED the Class X Board Examination, the Kallam Anji Reddy Vocational Junior College offers two-year vocational courses. The students are encouraged to take up higher education after completing the course.

KALLAM ANJI REDDY VIDYALAYA

The Kallam Anji Reddy Vidyalaya at Hyderabad has over 1500 students from KG to Class X. The co-educational school offers instruction in both English and Telugu media. Students who successfully clear the Class X Board exam are assisted in getting admission in government / private junior colleges, including vocational junior colleges. Those who have failed in the Board exam are given intensive coaching to enable them to pass in subsequent attempts.

For students who have cleared the Class X Board Examination, the Kallam Anji Reddy Vocational Junior College offers two-year vocational courses in 'Automobile Engineering Technician', 'Computer Graphics & Animation', 'Computer Science & Engineering', 'Hotel Operations', 'Marketing & Salesmanship' and 'Multi-Purpose Health Worker'. The students are encouraged to take up higher education after completing the course. Those interested in earning vocation-based livelihoods are given placement assistance.

EDUCATION RESOURCE CENTRE

DRF's Education Resource Centre (ERC) looks after the academic and pedagogical requirements of neighbourhood schools. It also undertakes research on various aspects of education and schooling. In partnership with government, civil society agencies and individuals working in the field of education and child rights, the ERC generates and shares resources among partners.

PUDAMI PRIMARY SCHOOLS

On 8 June 2007, DRF launched 14 Pudami English Primaries in Hyderabad. Set up in neighbourhoods containing large populations of urban poor, these English-medium Primaries teach Math, English and Environmental Science. The teachers are assisted by the ERC in curriculum design and training. These Primaries will act as feeders for 'Pudami Neighbourhood Schools' that will commence in 2008–09.

SPREADING THE NEIGHBOURHOOD SCHOOL IDEA

On 7 December 2007, DRF organized a 'National Conference on Neighbourhood Schools' at Hyderabad. Attended by representatives from academia, bureaucracy, NGOs and the private sector, the Conference discussed the concept of neighbourhood schools that would assure access to quality education for children from all sections of society. It sought to promote the idea of setting up neighbourhood schools on private-public partnership.

ALTIUS, THE ADVANCEMENT SCHOOL

DRF has introduced ALTIUS, an advancement school that serves as a platform for graduates, post-graduates and diploma holders to access various career advancement opportunities by providing them with requisite employability skills. It offers training in Medical Transcription, Call Center operations and Accountancy packages, in addition to Communicative English, soft skills and computer basics.



Under the government-supported Sarva Siksha Abhiyan, DRF also conducted a Residential Bridge Course for out-of-school children and those engaged in child labour



DRFHE's one year post-graduate course in health care management has placed 212 students in hospitals, clinics and pharma companies

OVER THE PAST YEAR, SPARSH has provided quality and affordable anti-cancer drugs to over 500 patients, through their doctors. Of this number, 200 patients suffering from Non-Hodgkin's Lymphoma benefited from our new drug Reditux™, which was launched last year.

DR. REDDY'S FOUNDATION FOR HEALTH EDUCATION, DRFHE

If health is Dr. Reddy's core purpose, and inclusive education is its means of connecting with society, DRFHE is a perfect fusion of the two, providing health care education to professionals who can assist the medical fraternity to create a more integrative healthcare service. It also addresses the gap in patient education, enabling them with self-care capability and improving the cost-effectiveness of disease management.

Since 2003, DRFHE's one year post-graduate course in health care management has placed 212 students in hospitals, clinics and pharma companies. Nutrition, pharmacy, dentistry, physiotherapy, hospital administration and biosciences are some of the subjects. The graduates work as physician's assistants, counselors, educators and associates.

ASSISTING ASSISTANTS

DRFHE's Abhilasha (hope) is a skill-sharpening program for nurses in cancer, diabetes and cardiology care. Sarathi ("charioteer"or guide) aims to improve skills and attitudes of doctor's assistants. Doctors acknowledge the course as providing professionals who can substantialy contribute to patient communication and care, and who are charged as individuals.

HELPING DOCTORS

At the level of Doctors, the Inner Circle program, assists young doctors to develop extra-medical soft skills and business competencies to be more effective in their professional careers.

ENABLING PATIENTS

Life at your Doorstep

Dr. Reddy's Foundation for Health Education introduced two patient education initiatives in the past year. Life at Your Doorstep, a palliative care program, is focused on providing relief to chronically and terminally ill patients through pain and symptom management and by counseling the family. A team consisting of a doctor, nurse and patient counselor visits the patient at home. Since the program's launch in January 2008, Life at your Doorstep has reached out to 56 patients.

DRFHE and Art of Living Foundation

DRFHE, in conjunction with Art of Living Foundation (AOL), launched a pilot lifestyle management program. This program encourages and helps patients suffering from chronic illnesses to adopt lifestyle changes to reduce risk factors and to self-manage their conditions. Ten metabolic disorder patients benefited from the first seven-day program.

Sparsh

Sparsh, Dr. Reddy's Patient Assistance Program, continues to improve the accessibility of Oncology drugs to patients in need. Over the past year, Sparsh has provided quality and affordable anti-cancer drugs to over 500 patients, through their doctors. Of this number, 200 patients suffering from Non-Hodgkin's Lymphoma benefited from our new drug Reditux™, which was launched in April 2007.

In the previous year's Annual Report, we had discussed how Dr. Reddy's Laboratories ('Dr. Reddy's', 'DRL' or 'the Company') has been working at putting in place the different building blocks of future growth



These were: creating a lean manufacturing organization across all the businesses; strengthening Dr. Reddy's position in existing markets and in developing new geographies, building infrastructure to drive greater production, creating a faster and more focused product development process, building wider technical capabilities, leveraging the new acquisitions and optimizing efforts across the entire Company through best-in-class information technology networks.

These are not one off processes and, therefore, have continued throughout 2007–08 — as they will over the next several years. The Company believes that in the fast changing and increasingly competitive world of global pharmaceuticals, these processes will eventually differentiate Dr. Reddy's from many other players in the business.

Notwithstanding the organizational and operational gains achieved by the Company through these processes and building blocks for growth, it is a fact that 2007–08 saw a fall in Dr. Reddy's consolidated revenues and profits vis-à-vis the previous year. There were four reasons for this.

First, the lack of any major US generics launch in 2007–08, either as authorized generics or under the 180-day exclusivity provisions of the Hatch Waxman Act.

This was very different from the year earlier, when the Company launched simvastatin and finasteride, the generic versions of Zocor® and Proscar® respectively, of Merck as authorized generic products and ondansetron, the generic version of Zofran®, under 180-days exclusivity. In addition, the Company had also launched Fexofenadine, the generic version of Allegra®. During 2006–07, Simvastatin and Finasteride had contributed to Rs. 15,813 million or 24 percent of Dr. Reddy's total revenues and the Company's market share for Fexofenadine was 11 percent as on 31 March 2007. The current year, 2007–08, saw no such launch — which led to a fall in revenues compared to 2006–07.

> **WE LAUNCHED 10 NEW PRODUCTS in the US generics market in 2007–08, including two over-the-counter (OTC) products. We have filed 122 cumulative Abbreviated New Drug Applications (ANDAs) up to date.**

Second, there were issues regarding betapharm, the Company's generics acquisition in Germany. For one, the German generics market remained very challenging. During the year, the government introduced further amendments in its health care law, which now require patients to use medicines endorsed by their sick funds. This increased the bargaining power of these funds and resulted in lower prices. For another, in the first half of the year there were supply chain problems with betapharm's contract manufacturer, Salutas, which led to reductions in the quantity of formulations for the market. The supply chain problem was a blessing in disguise. It helped accelerate the process of migrating the production of a large number of betapharm's products to Dr. Reddy's operating facilities in India — and the supply pipeline has been restored. This is discussed in detail later in chapter. Nevertheless, the combination of lower realizations and supply chain constraints led to the revenues from betapharm remaining at same level; Rs. 8,189 million in 2007–08 versus Rs. 8,004 million a year earlier. We believe that the worst in Germany is probably over and that, thanks to migrating production to more efficient and lower cost facilities in India, Dr. Reddy's is well poised to profitably leverage demand growth in 2008–09.

Third, the Company's Custom Pharmaceutical Services (CPS) business out of Mexico was also hindered by supply chain constraints in the beginning of 2007–08. These were linked to the supply of a key material for naproxen, the largest manufactured product in the Mexico facility. This, too, has had a positive outcome. The Company has now set up its own plant near Hyderabad at a cost of U.S.$. 14 million for manufacturing the necessary raw material to ensure uninterrupted supply.

Fourth, 2007–08 saw exceptional fluctuations in the Indian rupee-US dollar exchange rate. The average daily US dollar value for 2007–08 was Rs. 40.28 compared to Rs. 45.24 during the previous year. While the Company took adequate foreign exchange cover against its exports, depreciation of the US dollar adversely affected realizations.

Dr. Reddy's key financial highlights for 2007–08 are given below.

Despite the fall in revenue and profits, the Company's underlying business drivers have actually strengthened over the year. Here are some facts:

- The Branded Formulations business grew by 16 percent to generate revenue of Rs. 15,241 million in 2007–08, was driven by growth in both India as well as international markets. Revenues in India grew by 16 percent to Rs. 8,060 million, while revenue from international markets increased by 17 percent to Rs. 7,181 million. In the international market, growth was primarily in Russia, the other CIS countries, Romania, Vietnam and Venezuela. Today, the Company sells over U.S.$. 100 million worth of branded formulations in Russia alone.
- In India, 2007–08 saw Dr. Reddy's launching Reditux™, a monoclonal antibody. The product contributed to a revenue of Rs. 154 million, and demonstrated the Company's technological prowess in manufacturing a product in the biologics space.
- We launched 10 new products in the US generics market in 2007–08, including two over-the-counter (OTC) products. We have filed 122 cumulative Abbreviated New Drug Applications (ANDAs) up to date. As on 31 March 2008, there were 70 ANDAs pending for approval at the US Food and Drug Authority (USFDA), including 10 tentative approvals.
- Regarding Active Pharmaceutical Ingredients (APIs), the Company filed 23 Drug Master Files (DMFs) in the US during the year, taking the total filings to 127. It also filed 9 DMFs in Canada, 13 in Europe and 9 in the rest of the world.
- The Company has also completed three acquisitions after 31 March 2008. These are:
  - a. A part of the Dow Pharma small molecules business in the UK. We have acquired relevant customer contracts, associated products, process technologies, intellectual property rights, trademarks and the Dow Pharma small molecules facilities at Mirfield and Cambridge. The two sites and the business employ approximately 80 people. We have also acquired a non-exclusive license to Dow's Pf nex ExpressionTechnology™ for bio-catalysis development.
  - b. Jet Generici Srl in Italy, which provides us with access to an essential product portfolio, a pipeline of registration applications, and a sales and marketing organization.
  - c. BASF's pharmaceutical contract manufacturing business and manufacturing facility at Shreveport, Louisiana, USA. The business involves contract

Key Financial Highlights for 2007–08

(US GAAP, CONSOLIDATED)

- Revenues (net of excise duties and sales returns) was at Rs. 50,006 million, versus Rs. 65,095 million in 2006–07. In US dollars, 2007–08 revenue was U.S.$. 1.25 billion in 2007–08 compared to U.S.$. 1.51 billion in the previous year
- Profit after tax (net of minority interests) was at Rs. 4,678 million as against Rs. 9,327 million in 2006–07 — or U.S.$. 117 million in 2007–08 versus U.S.$. 216 million in 2006–07
- Earnings per share on a fully diluted basis were at Rs. 27.73 in 2007–08 as against Rs. 58.56 in 2006–07, or U.S.$. 0.69 on 2007–08 versus U.S.$. 1.36 in the previous year

NOTE Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on consolidated US GAAP financials manufacturing of generic prescription and OTC products for branded and generic companies in the US. It also includes customer contracts, related ANDAs, NDAs and trademarks as well as the Shreveport facility — which is designed to manufacture solid, semi-solid and liquid dosage forms, and employs about 150 people.

- During the year, the Company invested Rs. 6,293 million on manufacturing, R&D facilities and other capital expenditure — the highest level of investment in a single financial year up to date. These investments will create the capacity to support Dr. Reddy's strategic growth agenda.

TRENDS IN GLOBAL MARKETS

NOTE Global market share numbers referred to in this and subsequent sections are based on latest available reports from IMS Health Inc.

According to IMS Health Inc., the global pharmaceutical market is forecast to grow to U.S.$. 897 billion by 2011, at a compounded annual growth rate (CAGR) of 6.9 percent over the next five years. The forecast also predicts global pharmaceutical sales to expand to U.S.$. 735 billion to U.S.$. 745 billion in 2008, compared to U.S.$. 665 to U.S.$. 685 billion in 2007.

> GLOBALLY, AN AGEING POPULATION and improved diagnostics have increased demand for oncology treatment — a challenge that has been met with a strong innovation pipeline. Products used in the treatment of oncology reached a global value of U.S.$. 40 – U.S.$. 45 billion in 2007, and contributed to nearly a fifth of total market growth.

GLOBAL REGIONAL PERFORMANCE

In the US, market growth slowed down to 4-5 percent in 2007 compared with the 6-7 percent in 2006. The Medicare Part D prescription drug benefit expanded the overall US market by nearly 1 percent in 2006, with a further expansion of 1-2 percent in 2007. However, the loss of patent protection for several key brands valued at U.S.$. 10 billion will significantly impact the market. Growth from new products will not be sufficient to offset the volume of branded drugs that shift to generics.

In Europe, the top five markets (France, Germany, the UK, Italy and Spain) combined grew at 3-4 percent in 2007 — down from the 4-5 percent growth witnessed in 2006. While these countries are seeing increased demand from an ageing population, growth is being affected by cost-containment measures, incentives for using generics and increased scrutiny of the cost / benefit of drugs. The Japanese market grew at 5-6 percent in 2007.

Emerging markets, including China and India, grew by more than 10 percent in 2006 and 2007, largely due to their expanding economies, increased affordability and broader access to healthcare. Growth in China was 15-16 percent, and the market size was around U.S.$. 15 – U.S.$. 16 billion. Generally, locally manufactured generics dominate these markets.

Globally, an ageing population and improved diagnostics have increased demand for oncology treatment — a challenge that has been met with a strong innovation pipeline. Products used in the treatment of oncology reached a global value of U.S.$. 40 – U.S.$. 45 billion in 2007, and contributed to nearly a fifth of total market growth. Among other major therapy classes, lipid-lowering medicines have grown to U.S.$. 30 – U.S.$. 33 billion in 2007.

KEY MARKET TRENDS

- **Emerging markets are growing fast, while mature markets are slowing down** In the US, Canada and the five largest European markets (France, Germany Italy, Spain and the UK) sales growth in 2008 is expected to range from 4 percent to 5 percent. The seven emerging markets of China, Brazil, Mexico, South Korea, India, Turkey and Russia are expected to grow at 12-13 percent in 2008, to U.S.$. 85 billion – U.S.$. 90 billion. This is due to increased availability of health care, and the growing need for treatments associated with chronic diseases.
- **The wave of genericization will continue** Drugs with approximately U.S.$. 20 billion in annual sales will face patent expiry in 2008 — similar to levels seen over the past two years. Increased use of generics will be driven by an ageing population in the mature markets, higher level of generics prescriptions written in the US, new government contracting initiatives and a distinctly pro-generics thrust in Europe.
- **Specialty and niche products are increasing in share** It is anticipated that up to 29 innovative new medicines will be launched in 2008, of which 80 percent will be primarily prescribed by specialists. Products used in the treatment of oncology are expected to be between U.S.$. 40 billion and U.S.$. 45 billion in 2008, contributing nearly 17 percent of audited market growth. Overall growth in the audited specialty-driven market is forecasted at U.S.$. 295 billion to U.S.$. 305 billion, or a 14-15 percent growth in 2008.
- **Higher safety standards for pharmaceutical products** The USFDA has established a Risk Communication Committee, a new arm designed to improve risk communication to the public. It will make critical decisions in 2008 regarding post-marketing surveillance, in light of the provisions of the Food and Drug Administration Amendments Act (FDAAA) of 2007, designed to enhance the agency's ability to safeguard and advance public health. It is expected that there will be greater limitation on the claims of newly approved medicines, the use of more 'black box' warnings on labels, greater clinical evidence being required by the regulators and slower approvals. Overall, these will raise the level of uncertainty faced by companies, as well as their ability to make products available to patients.
- **Intellectual property rights challenged on multiple fronts** Intellectual property issues under review in 2008 could potentially have significant

long-term effects on the patent-holders. The issue of compulsory licensing by nations, court rulings on composition of product and process patents, granting of patents in India, enforcement of IP rights in China, and reform of patent laws in the US and Europe will all play out to some extent during 2008 and 2009. Each of these adds uncertainty to the fundamental model that underpins the R&D-based pharmaceutical industry.

TRENDS IN INDIA

NOTE Information in this section is based on the Indian Pharmaceutical Overview Report, published by ORG IMS Research Private Ltd. for the year ended December 2007.

The Indian pharmaceutical market continues to be highly fragmented and dominated by Indian companies. Dr. Reddy's is listed in the Top-10. The industry has recorded retail sales of U.S.$. 7.76 billion, representing a value growth of 13 percent and volume growth of 12 percent. All the growth elements — new product introductions (8 percent growth), price (1 percent growth) and volume (4 percent growth) showed positive trends. Towns and cities are the highest contributors, growing at 13 percent. However, rural markets are showing a high growth potential — 19 percent — albeit over a lower base.

While acute therapy dominates, accounting for 75 percent of the overall market in value terms, the chronic segments are growing at a faster pace — 21 percent versus 11 percent for the acute segments.

Brand building has been the key growth driver for 2007, with new product introductions reaching new heights. The top-300 brands account for more than a fourth of the incremental value and 77 percent of the growth in market value in India has been contributed by brands launched after 2000.

The pharmaceutical market is projected to grow at 11-13 percent per annum between fiscal 2008 and fiscal 2020, achieving a terminal market value of U.S.$. 30 billion. The major growth influencers will be population dynamics, high disease prevalence, increased health care access, changing health care models and greater capacity to spend.

DR. REDDY'S MARKET PERFORMANCE

REVENUES

The Company's consolidated revenues decreased by 23 percent to Rs. 50,006 million in 2007–08 (U.S.$. 1.25 billion). This was largely on account of four reasons discussed earlier in the overview. These are:

a. No major US generics launch in 2007–08. In contrast, in 2006–07, the Company launched Simvastatin and Finasteride, the generic versions of Zocor® and Proscar® respectively of Merck, as authorized generic products and Ondansetron, the generic version of Zofran®, under 180-days exclusivity. During 2006–07, Simvastatin and Finasteride had contributed to Rs. 15,813 million or 24 percent of Dr. Reddy's total revenues. However, post-patent expiry, their prices decreased significantly leading to considerable reduction in revenues from these products.
b. The revenues from betapharm have largely remained at the same level at Rs. 8,189 million in 2007–08 versus Rs. 8,004 million a year earlier. This was due to pricing pressures in the German generics market as well as supply chain problems with betapharm's contract manufacturer, Salutas. The latter problem has been subsequently resolved with the manufacture of a large number betapharm's products migrating to Dr. Reddy's facility in India.
c. The Company's Custom Pharmaceutical Services (CPS) business out of Mexico was also hindered by supply chain constraints in the beginning of 2007–08. The Company has now set up its own plant near Hyderabad for manufacturing the necessary raw materials.
d. Exceptional fluctuations in the Indian rupee-US dollar exchange rate and a significant weakening of the US dollar vis-à-vis the rupee.

Having said this, it is important to note Dr. Reddy's overall growth in revenues from 1999–2000 to 2007–08. **Chart A** plots the data in US dollars. It shows a 27 percent exponential trend rate of growth (i.e. trend CAGR) over the last nine years. It also shows that the Company, despite its lower performance in 2007–08, is solidly positioned as a more than U.S.$. 1 billion entity — and is poised for further growth.


CHART A
Growth in Revenues
U.S.$. MILLIONS
Exponential Trend Line
27% CAGR
183
234
338
380
463
447
546
1,510
1,250
FY 00
01
02
03
04
05
06
07
08

TABLE 1 Consolidated Business-Wise Performance under US GAAP (IN RS. MILLION)

	2007–08			2006–07		
	Revenue	Gross profits[1]	% to Revenue	Revenue	Gross profits[1]	% to Revenue
Formulations	15,241	11,202	73	13,087	9,163	70
API	11,805	3,980	34	11,883	4,641	39
Generics	17,782	8,470	48	33,224	15,126	46
CPS	4,818	1,665	35	6,600	1,937	29
Others	360	91	25	301	9	3
TOTAL	**50,006**	**25,408**	**51**	**65,095**	**30,876**	**47**

NOTE [1] does not include selling, research and development costs, and exchange gains and losses.

Table 1 gives Dr. Reddy's consolidated financial performance by businesses under US GAAP.

In 2007–08, the share of revenue between the international business and India was split 79 percent to 21 percent. The revenue composition between geographies changed considerably. This was due to the absence of authorized generics sales in the US during 2007–08. Hence, North America (US and Canada) contributed to 23 percent of total revenues in 2007–08, versus 44 percent in 2006–07. Europe (excluding Russia and the CIS) accounted for a larger share of revenues: 32 percent of the total in 2007–08, compared to 23 percent in 2006–07. Russia and other countries in the CIS contributed to 11 percent of the total in 2007–08 — up from 7 percent in 2006–07. India accounted for 21 percent of total revenues in 2007–08, versus 14 in 2006–07. **Chart B** shows the differences in revenue composition over the two years.

ACTIVE PHARMACEUTICAL INGREDIENTS AND INTERMEDIATES (API)

Revenues from API remained largely at the same level amounting to Rs. 11,805 million in 2007–08 compared to Rs. 11,883 million in 2006–07. Sales outside India accounted for 80 percent of this business' revenues, compared to 83 percent in the previous year.

The international business of API slightly declined to Rs. 9,453 million in 2007–08, from Rs. 9,806 million in the previous year. In 2006–07, the Company had posted significant sales of sertraline hydrochloride, largely driven by launch of its generic version in US. In the current year, the prices of this product and revenues from it have significantly decreased. However, this was partially offset by launch of other products in 2007–08.

Revenue from Europe increased by 19 percent to Rs. 2,521 million in 2007–08, primarily on account of increased sale of products such as olanzapine, escitalopram, ramipril and losartan. There was, however, a fall in sales of sertraline and amlodipine maleate.

North America revenue grew by 13 percent, from Rs. 2,030 million to Rs. 2,289 million in 2007–08, mostly on account of increased sales of finasteride and olanzapine.

Sales in the emerging markets reduced by 18 percent — from Rs. 5,659 million in 2006–07 to Rs. 4,644 million in 2007–08. This was largely on account of de-growth in Israel due to lower revenues from sertraline hydrochloride, which was partially offset by growth in Turkey, Japan, South Korea and Mexico.

Revenue from India increased by 13 percent to Rs. 2,352 million in 2007–08, due to growth in the sales of clopidogrel, ramipril and fexofenadine.

Chart C gives the geographical distribution of API revenues during 2007–08. **Table 2** gives the revenues from the Company's top 10 API products in 2007–08 and 2006–07, and their growth.

BRANDED FORMULATIONS

Branded Formulations has been the star performer in 2007–08. Its revenues rose by 16 percent — from Rs. 13,087 million in 2006–07 to Rs. 15,241 million in 2007–08. This was driven by almost 16 percent growth in revenues in both India as well as international markets.


B Consolidated Revenue

IN RS. MILLIONS


65,095
50,006
06–07
07–08

CHART B Share of Markets


Others 11%
14% India
Russia & CIS 8%
Europe 23%
44% North America
06–07


Others 13%
21% India
Russia & CIS 11%
Europe 32%
23% North America
07–08

TABLE 2 Revenue from Key API Products (combined for all regions) RS. MILLION

Key Products	2007–08	2006–07	Growth
Finasteride	952	581	64%
Ramipril	933	761	23%
Ciprofloxacin Hydrochloride	818	740	11%
Olanzapine	721	157	359%
Clopidogrel	682	384	78%
Naproxen	637	408	56%
Sertraline Hydrochloride	601	2,461	(76%)
Terbinafine HCl	457	484	(6%)
Amlodipine Besylate	404	83	387%
Nizatidine	381	224	70%
Others	5,219	5,600	(6%)
Total	**11,805**	**11,883**	**0%**

INDIA

Revenues in India grew by 16 percent to Rs. 8,060 million in 2007–08, thanks to the performance of the top-10 brands, especially Omez, Razo and Atocor.

- Omez, the Company's brand of omeprazole, grew by 16 percent compared to overall market growth of 7 percent, driven by continued success of a line extension, Omez D. Dr. Reddy's Omez now accounts for 47 percent of the total market.
- Revenues from sales of Razo, Dr. Reddy's brand of rabeprazole, grew by 38 percent compared to overall market growth of 23 percent. The growth was aided by a specific market campaigns, and the brand now has a market share of around 12 percent. It also features in the industry's list of Top 300 Brands.
- Atocor, Dr. Reddy's brand of Atorvastatin, grew by 29 percent compared to overall market growth of 38 percent. The growth was largely due to the launch of a line extension, Atocor N. The brand is currently ranked 4th with an 8 percent market share.
- During the year, the Company launched Rituximab, the first monoclonal antibody bio-similar, under the brand name of Reditux™. The product contributed Rs. 154 million in revenues in 2007–08.

The Company's top-10 brands accounted for revenues worth Rs. 3,724 million (46 percent of Branded Formulation's Indian revenues), and grew by 17 percent.

Table 3, in the next page, gives the data for the top-10 formulations brands in India in 2007–08 and the previous year.

INTERNATIONAL

Revenue from international markets increased by 17 percent — to Rs. 7,181 million in 2007–08, from Rs. 6,122 million in 2006–07. This growth was primarily driven by Russia, CIS countries, Romania, Vietnam and Venezuela.

The Russian pharmaceutical market witnessed a growth of 15 percent for calendar year 2007. In this high growth market, Dr. Reddy's revenues grew by 13 percent — due to strong contributions in the OTC segment as well as by prescription sales. The growth was largely led by key brands such as Omez, Nize, Keterol and Cetrine. Due to the Company's robust growth, it maintained its rank at 14th (Pharmexpert MQT, March 2008), with a market share of 1.2 percent. Fiscal 2008 saw Dr. Reddy's Russian sales cross the U.S.$. 100 million mark.

Revenue from CIS countries increased by 25 percent, largely contributed by Ukraine, Belarus and Uzbekistan. Romania grew by 38 percent, Vietnam by 21 percent and Venezuela by 68 percent. **Chart D** gives the geographical distribution of the Branded Formulations business.


Others 39% 4,644
20% India 2,352
Europe 2,521 21%
North America 20% 2,289
07–08
Others 10% 1,656
53% India 8,060
CIS 10% 1,461
Russia 4,064 27%
07–08
Europe 55% 9,715
North America 45% 8,024
07–08

CHART C, D, E Geographical Distribution of API Revenue, Formulation Revenue, Generics Revenue respectively IN RS. MILLIONS

TABLE 3 Revenues from the Top-10 Brands in India RS. MILLION

Product	2007–08	2006–07	Growth
Omez	966	830	16
Nise	880	873	1
Stamlo	406	370	10
Stamlo Beta	305	268	14
Razo	291	211	38
Atocor	244	189	29
Enam	180	174	3
Reditux	154	–	
Mintop	150	119	26
Reclimet	149	138	8
Others	4,335	3,792	14
Total	**8,060**	**6,964**	**16**

TABLE 4 Revenues of the Top-5 Formulation Brands in Russia RS. MILLIONS

Key Products	2007–08	2006–07	Growth %
Nise	799	666	20%
Omez	849	821	3%
Ketorol	797	634	26%
Cetrine	199	166	20%
Mitotax	105	87	21%

GENERICS

The Company's revenues from Generics decreased from Rs. 33,224 million in 2006–07 to Rs. 17,782 million in 2007–08. This was largely due to the lack of sales of authorized generics (AG) in 2007–08 — which had contributed 48 percent of this segment's revenues in 2006–07.

> **2007–08 ALSO SAW THE HIGHEST NUMBER of approvals for the Company's ANDA filings; 13 final approvals from the US and 4 from Canada, in addition to 7 tentative approvals from US. As of 31 March 2008, the Company's US Generic pipeline comprises 60 ANDAs pending with the USFDA.**

North American revenue reduced from Rs. 23,617 million in 2006–07 to Rs. 8,024 million in 2007–08, again due to lower sales of AG products, which had accounted for 67 percent of this geography's revenues in 2006–07. Excluding AG, the rest of the Company's North American generics portfolio witnessed significant volume growth which more than offset pricing pressure. During the year, Dr. Reddy's commenced its own OTC business with the launch of Ranitidine and Cetirizine. These products contributed Rs. 263 million of revenues.

Revenues from Europe grew to Rs. 9,715 in 2007–08 from Rs. 9,603 million in 2006–07. betapharm revenues increased to Rs. 8,189 million from Rs. 8,004 million despite an unfavorable pricing and supply environment. With German demand looking up and given the transfer of production of many products to India, we expect improvements in betapharm's revenues as well as profits in 2008–09. Revenues from rest of Europe declined from Rs. 1,599 million in 2006–07 to Rs. 1,526 million in 2007–08, largely on account of decline in prices in UK.

CUSTOM PHARMACEUTICAL SERVICES (CPS)

Revenue in this segment reduced to Rs. 4,818 million in 2007–08 from Rs. 6,600 million in 2006–07. As discussed earlier, this was on account of decrease in revenues from our key products — naproxen and naproxen sodium — on account of severe shortage of raw material at the beginning of the year. The problem has been resolved with the Company setting up its own plant at Miryalaguda, near Hyderabad, for manufacturing the necessary raw materials for its CPS business.

REGULATORY ACTIVITY

A strong product pipeline strengthens the foundation of any pharmaceutical company. Dr. Reddy's has continued with its commitment to build a robust generics and API pipeline.

In 2007–08, the Company filed 19 ANDAs in US including 10 Para IV filings. These ANDAs address innovator revenues of about U.S.$. 7.9 billion (IMS MAT, December 2007). Dr. Reddy's has filed 122 cumulative ANDAs as of 31 March 2008.

2007–08 also saw the highest number of approvals for the Company's ANDA filings: 13 final approvals from the US and 4 from Canada, in addition to 7 tentative approvals from the US. As of 31 March 2008, the Company's US Generic pipeline comprises 70 ANDAs pending with the USFDA, including 10 tentative approvals.

Regarding APIs, the Company filed 54 DMFs in 2007–08. Of these, 23 were filed in US, 9 in Canada, 13 in Europe and 9 in other countries. As on 31 March 2008, the Company had cumulative filings of 281 DMFs, with 127 in the US.

TABLE 5 Dr. Reddy's Development Pipeline in DiscoveryResearch

Compound	Therapeutic Area	Status	Development Partner	Remarks
DRF 2593	Metabolic disorders	Phase III	Rheoscience	In Phase III for Type 2 diabetes
DRF 1042	Oncology	Phase I	ClinTec	Scheduled to enter Phase II for solid tumors
COPD	Respiratory disorders	Pre-clinical Development	Argenta	Targeted for chronic obstructive pulmonary disease

TABLE 6 Investing in Capital Expansion

Business unit	Project	Capital spent (Rs. millions)	Present Status
Techops	Cytotoxic facility for formulations	660	To be commissioned shortly
Techops	Formulations plant at Himachal Pradesh	670	Commissioned and capitalized
Techops	Generics: commercial facility expansion	630	Phases 1 & 2 commissioned and capitalized. Phase 3 excepted to be commissioned shortly
Techops	IPDO Centre	570	Commissioned
CTO	DL Acid facility at Miryalaguda	560	Commissioned
CTO	ZLD capacity expansion at Unit V and VI	490	Expected to be completed by end June 2008
CTO	Unit 1: Five-year capacity build-up	400	Ongoing
CPS	MMC 2	370	Commissioned
Generics	SEZ land at Medak district	400	SEZ approval received
	Total	4,750	

In Branded Formulations, a total of 307 dossiers have been filed for product registrations in various countries. This includes 19 dossiers in Australia and 13 dossiers in New Zealand. The Company's investments in bio-generics have also started maturing. In 2007–08, Dr.Reddy's has launched its second bio-generic product Reditux™ Dr. Reddy's brand of rituximab, a monoclonal antibody used in the treatment of Non-Hodgkin's Lymphoma.

DISCOVERY RESEARCH

As on 31 March 2008, Dr. Reddy's had three molecules or New Chemical Entities (NCEs), of which two are in clinical development and one is in the pre-clinical stage. Details of the three NCEs are given in **Table 5** as above.

The Company continues to advance these NCEs through a combination of in-house development, partnerships and co-development initiatives. In 2007–08, Dr. Reddy's entered into an agreement with 7TM Pharma for drug discovery collaboration on selected drug targets in the area of metabolic disorders.

BUILDING NEW CAPACITIES

Growth requires state-of-the-art capacities. Realizing this, Dr. Reddy's has invested considerable efforts and funds to create new manufacturing and R&D capacities. A total of Rs. 6,293 million has been spent on building these capacities in 2007–08, **Table 6** as above shows significant investments during the year.

INTERNAL INITIATIVES

As a part of the Company's drive to continuously construct and leverage the different building blocks of sustainable growth, Dr. Reddy's has been engaged in several internal initiatives, some of which are briefly described below.

LEAN MANAGEMENT

The Company, under its initiative myDREEM (Dr. Reddy's Execution Excellence Model), has implemented lean practices which have significantly impacted the manufacturing operations, IPDO and service operations. The areas of focus were reducing change-over times, implementing layouts that facilitate easy manufacturing, low-cost process control automation, increasing productivity, and managing inventories and cash cycles

At the Chemical Tech-Ops, the change-over time has reduced by 50 percent. Solvent recycling systems have been installed to recover and recycle solvents back to the process. Quality management has been able to cater to the higher demand of sample analysis. At the Formulation Tech-Ops, automation of packaging lines and solid handling system has lead to improved productivity. At the Integrated Product Development Organization (IPDO), laboratory automations have resulted in reduction in product development cycle times and enhanced data reliability. The human resource function is able to value add by adopting lean practices by simplifying policies and enabling the mySAP business suite to be used for paperless employee services. The impact of lean practices in global business services has led to quicker service levels and improved cash cycles.

UNNATI II
A CUSTOMER MANAGEMENT SOLUTION

Under its initiative, Unnati II, the Company has developed a customer management solution.
The sales process effectiveness has been revamped on a new IT platform, the mySAP business suites, to enable the 'handshaking' of sales and marketing for enhanced field force productivity. The customer management solution has web-cum-handled interface to enable targeting based on customer potential at the brand level, and to provide real time analytics to the field force to monitor progress and facilitate course corrections.

The backbone of this solution is the mySAP business suite, where the Customer Relation Management (CRM), Human Resource (HR), Business Intelligence (BI) and logistics modules interface with hand held mobile phones. The project covers the Branded Formulations national marketing field force. The pilot launch has been successfully deployed to all PSRs and managers in Andhra Pradesh and a national level roll-out will be completed by November 2008. This customer management solution is one of the best-in-class in the pharmaceuticals business.

> REVENUES DECREASED BY 23 PERCENT to Rs. 50,006 million in 2007–08 from Rs. 65,095 million in 2006–07. As mentioned earlier, last year we had revenues of Rs. 15,813 million from sale of authorized generics. Excluding these, revenues decreased by 3 percent in 2007–08, though there has been a growth of 7% in dollar terms.

HUMAN RESOURCES

Dr. Reddy's global employee strength crossed 9,000 in 2007–08, of which over 2,000 were based at international locations. Over 45 nationalities represent Dr. Reddy's across various regions. There is a conscious effort at building diversity in the workforce, which has resulted in the rise of the share of women employee to 8 percent of the total. Women colleagues are also moving up at senior levels.

TALENT ACQUISITION

A total of 1,602 employees were hired, mostly for replacement positions. Recruitments in new positions were under a freeze / strict review. Only key talent and skills were acquired during the year. The highlights of the hiring program were:

- 23 overseas hires, with critical skills added in the areas of purification, fermentation, pre-clinical trials, biological assays, synthetic chemistry, formulations, and differentiated products
- A core team for global oncology was set up in line with strategic aspirations
- Manpower for the entire new Visakhapatnam unit CCM 1 was hired in the areas of quality, engineering, project management and manufacturing
- Large numbers were hired on account of green field project of DL acid plant (Chemical Tech-Ops Unit 5) in Miryalaguda. This is the plant near Hyderabad to manufacture inputs for the Mexican CPS facility
- 170 trainees were hired from campuses to strengthen the feeder pipeline

As a model employer, Dr. Reddy's also participated in career fair by the Ability Foundation in 2007 and 2008 in Chennai and New Delhi respectively, and hired physically disabled candidates for different positions in the Company.

LEARNING, DEVELOPMENT, EMPLOYEE VOICE AND LEAN HR PRACTICES

- Launched an initiative called the Review of Leadership Development, with greater emphasis on building a distinctive leadership culture and enhancing both the leadership bandwidth and the bench
- Executive coaching services provided to 30 people in senior management
- Joined a consortium of learning partners comprising frontline organization across various industries for having senior leadership programs with renowned faculty from across the world
- Held the Fifth Technical Conclave for CTO employees. This was on unit-level processes and focused on moving from laboratory scale to commercialization. It was the fifth such conclave over the last three years
- Continued with long term education efforts in collaboration with BITS by starting two new batches in MSc (Pharmaceutical Chemistry) and MS (Pharmaceutics)
- Introduced 5S and Lean Thinking across the organization
- Carried out an organizational climate survey in 2007. Secured an employee satisfaction score that put the Company midway in the top 10 percent to 33 percent in India
- Benchmarked HR processes and policies across the industry and simplified these in order to eliminate redundancy. It has also significantly automated HR processes, and implemented LEAN in HR
- Went live with the mySAP e-recruitment model, which has increased compliance and reduced unproductive time
- Launched an e-joining module branded called 'Connexion' which enables new employees at various levels to complete their statutory and other formalities prior to joining
- Launched an alumni site to attract ex-employees of Dr. Reddy's

HR AWARDS

- Consistently ranked among the Top Ten (10th in 2007–08) in 'The Best Companies to Work for in India' Survey conducted jointly by Business Today, Mercer Human Resource Consulting and TNS India.
- Received the Recruitment and Staffing Best in Class (RASBIC) Award for the 'Best Use of Technology for Recruiting' at the Asia Pacific HRM Congress for the third time
- Adjudged by the ISTD for the Certificate of Merit for Innovative Training Practices among Indian organizations

SAFETY, HEALTH AND ENVIRONMENT (SHE)

As a part of Dr. Reddy's commitment towards the principles of sustainable development, safety, health and environment continue to be priority areas for the Company.

Dr. Reddy's has been publishing its Sustainability Report for the last three years — which gives full account of its activities in safety, health and

TABLE 7 Abridged Consolidated Statement of Operations, 2007–08, US-GAAP RS. MILLIONS

	2007–08		2006–07		
	Rs. Mn	Percent To sales	Rs. Mn	Percent To sales	Increase / (Decrease)
Revenues	50,006	100%	65,095	100%	(23%)
Gross profit	**25,408**	**51%**	**30,876**	**47%**	**(18%)**
Selling, general and administrative expenses	15,175	30%	14,051	22%	8%
Research and development expenses	3,533	7%	2,463	4%	43%
Amortization expenses	1,615	3%	1,571	2%	3%
Write down of Intangibles.	2,489	5%	1,770	3%	41%
Write down of Goodwill	90	0%			NC
Foreign exchange (gain) / loss	(745)	(1%)	(137)	0%	444%
Other operating (income) / expenses	(107)	0%	(174)	0%	(39%)
Operating income	**3,358**	**7%**	**11,332**	**17%**	**(70%)**
Equity in (loss) / income of Affiliates	2	0%	(63)	0%	NC
Other income / (expenses), net	79	0%	(769)	(1%)	NC
Income before income taxes and minority interest	**3,439**	**7%**	**10,500**	**16%**	**(67%)**
Income tax benefit / (expenses)	1,229	2%	(1,177)	(2%)	NC
Minority Interest	10	0%	3	0%	233%
Net income	**4,678**	**9%**	**9,326**	**14%**	**(50%)**

NOTES NC = Not Comparable.

environment, and goes well beyond the statutory requirements. The Sustainability Report is prepared according to internationally accepted guidelines issued by Global Reporting Initiatives, commonly known as GRI guidelines. GRI is an official collaborating center of the United Nations Environment Program (UNEP), and works in cooperation with the UN Secretary General's Global Compact. The Company will continue with this initiative of publishing the Sustainability Report in the future.

Some of the major activities in the area of safety, health and environment have been:

- The use of waste-water recycling plants using membrane technology, multiple effects evaporators and spray dryers at key API locations
- The commissioning of a modern, well-designed zero liquid discharge plant at the Company's Formulations Tech-Ops (FTO) unit 1. Another plant based on similar technology is at an advanced stage of construction at the Company's Biologics Development Center. Multi-stage scrubbers were installed to fugitive emissions in CTO–IV and CTO–V. Initiated major upgrading of solvent recovery systems in all CTO units
- Organizing special meets will all vendors to share the Company's values and expectations in the area of SHE
- Training of staff at all levels in the different units regarding SHE issues
- Initiating energy audits with the help of external consultants like the Confederation of Indian Industry (CII) and The Energy Research Institute (TERI)
- Celebrating the National Safety Week at all manufacturing plants with the objective of strengthening and integrating safety culture in the workplace
- The Company's annual celebration for 2008 was based on the theme of 'Sustainability'.

FINANCIALS

As before, the financials are given in three sub-sections:

- Abridged US GAAP accounts for Dr. Reddy's as a consolidated entity.
- Abridged Indian GAAP consolidated accounts.
- Abridged Indian GAAP stand-alone accounts for Dr. Reddy's, as statutorily required under India's Companies Act, 1956.

US GAAP CONSOLIDATED FINANCIALS

Table 7 as above gives the abridged US GAAP financial performance of Dr. Reddy's for 2007–08 and 2006–07 on a consolidated basis.

REVENUES

Revenues decreased by 23 percent to Rs. 50,006 million in 2007–08 from Rs. 65,095 million in 2006–07. As mentioned earlier, last year we had revenues of Rs. 15,813 million from sale of authorized generics. Excluding AG revenues from both the years, revenues decreased by 3 percent in 2007–08. During the year, the US dollar weakened by approximately 11 percent vis-à-vis the Indian rupee. With around 57 percent of the Company's sales invoiced in dollars, this depreciation in dollar value had a significant impact on our revenues, and hence lowered the growth rate in the current year. Excluding the impact of weak dollar and authorized generics, our revenues actually increased by 7 percent.

GROSS PROFIT

The Company's gross profits decreased by 18 percent to Rs. 25,408 million for 2007–08 from Rs. 30,876 million in 2006–07. Gross profit as a percentage of revenue was 51 percent in 2007–08, versus 47 percent in 2006–07. The reason: during the last year, revenues from authorized generics contributed to 24 percent to total revenues and earned gross margins which are below the Company's average.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, General and Administrative (SG&A) expenses increased by 8 percent to Rs. 15,175 million in 2007–08, compared to Rs. 14,051 million in 2006–07. This was largely on account of higher manpower costs, which rose by 12 percent in 2007–08 due to annual increments and normal year-on-year increase in the headcount. There was also a growth in marketing expenses, which increased by 7 percent in 2007–08 — mostly on account of higher shipping costs and higher commission on sales due to increased revenues, as well as higher advertisement expenses due to campaigns undertaken in Russia, Belarus and Ukraine.

> **UNDER THE TERMS OF THE R&D partnership agreement with I-VEN Pharma Capital Limited (I-VEN), the Company has not recorded any reduction in R&D expense in 2007–08 compared to Rs. 453 million recorded in 2006–07.**

R&D EXPENSES

R&D expenses grew by 43 percent to Rs. 3,533 million for 2007–08 from Rs. 2,463 million for 2006–07. As a share of total revenue, R&D expenditure was at 7 percent in 2007–08, compared to 4 percent in 2006–07. The rise in R&D expenses (gross of reductions as discussed below) was primarily on account of increase in development activity in the Generics, Biologics and Discovery segments.

Under the terms of the R&D partnership agreement with I-VEN Pharma Capital Limited (I-VEN), the Company has not recorded any reduction in R&D expense in 2007–08 compared to Rs. 453 million recorded in 2006–07.

AMORTIZATION EXPENSES

Amortization expenses increased by 3 percent to Rs. 1,615 million in the year ended 31 March 2008 from Rs. 1,571 million in the year ended 31 March 2007. The amortization during the year increased primarily on account of higher amortization expense for the beneficial toll manufacturing contract, the useful life for which was reduced as in February 2007. The amortization also increased marginally on account of the increase in the Euro – Rupee exchange rate. The impact of these movements on amortization expenses was partially off-set on account of write-down of intangible assets, which resulted in lower amortization expense.

WRITE-DOWN OF INTANGIBLE ASSETS

During the year ended 31 March 2008 we effected a write down of intangible assets for an aggregate amount of Rs. 2,489 million as compared to Rs. 1,770 million in the year ended 31 March 2007. Write down during the year ended 31 March 2008 consists of

1. Write-down amounting to Rs. 2,361 million of certain product related intangibles of the betapharm arising out of adverse market conditions in Germany such as decreases in market price and increase in the value of rebate and also due to supply constraints faced by us.
2. Write-down amounting to Rs. 127 million of litaphar's product related intangibles arising out of adverse market conditions like reduction in sales and margins and increase in the supply cost.

Write down during the year ended 31 March 2007 consisted of

1. Write-down expense amounting to Rs. 213 million associated with core technology rights and other product related intangible assets acquired through Trigenesis Therapeutics, Inc. The write down was recorded with a view that commercialization of these intangible assets was deemed to be economically unviable because of further regulatory and approval process requirements and unfeasible partnering prospects.


CHART F, G, H
US GAAP Gross Profit, R&D Expenses, Net Income respectively
IN RS MILLIONS
↓18%
30,876
25,408
06–07
07–08
↑43%
2,463
3,533
06–07
07–08
↓50%
9,326
4,678
06–07
07–08

TABLE 8 US GAAP Consolidated Cash Flow RS. MILLION

	2007–08	2006–07
Opening Cash and Cash Equivalents	17,981	3,713
Cash Flows from		
(a) Operating Activities	6,123	11,960
(b) Investing Activities	(9,600)	436
(c) Financing Activities	(6,828)	1,754
Effect of exchange rate changes	(278)	118
Closing Cash & Cash Equivalents	**7,398**	**17,981**

TABLE 9 Dr. Reddy's Consolidated Working Capital RS. MILLION

	31 March 2008	31 March 2007	Change
Accounts receivable	6,823	7,519	(696)
Inventories	11,133	7,546	3,587
Deferred Income Taxes and Other Assets	4,489	3,799	690
Total Current Assets	**22,445**	**18,864**	**3,581**
Trade Accounts Payable	5,410	4,755	655
Accrued Expenses	4,155	3,958	197
Other current liabilities	3,150	2,937	213
Total Current Liabilities	**12,715**	**11,650**	**1,065**
Working Capital	**9,730**	**7,214**	**2,516**

2. Due to legislative reforms in Germany designed to control healthcare spending, including the WSG and the AVWG, severe pricing pressures thereafter, and impact of the Salutas contract amendment, certain of our product-related intangibles faced loss in economic value. Consequently, based on a detailed review carried out by management, an impairment write-down of Rs. 1,557 million was recorded.

OTHER INCOME / EXPENSES (NET)

In 2007–08, other income (net of expense) amounted to Rs. 79 million, compared to other expense (net of income) of Rs. 769 million in 2006–07. This movement was primarily on account of following:

- Net interest expense in 2007–08 amounted to Rs. 328 million, while in 2006–07, it was Rs. 1,055 million. This decrease was largely due to the fall in interest expense on account of a reduction in the average loan outstanding in 2007–08. During the year, the Company paid back 140 million of loan taken for the betapharm acquisition, and also had lower working capital loans. Moreover, interest income increased due to investment of funds at higher interest rates compared to previous year.
- Other income increased by Rs. 121 million, primarily due to increase in sale of scrap and income from mutual fund investments.

NET INCOME

Dr. Reddy's net income decreased to Rs. 4,678 million in 2007–08, versus Rs. 9,327 million in 2006–07. Net income as a percentage of total revenues decreased to 9 percent in 2007–08 — from 14 percent in 2006–07.

LIQUIDITY AND CAPITAL RESOURCES

Table 8, in the previous page, gives the Company's US GAAP consolidated cash flow for 2007–08 and 2006–07.

The Company's cash flow for 2007–08 is healthy primarily due to significant cash surplus generated

CHART 0 Dr. Reddy's Composition of Debt & Equity IN RS. MILLIONS


24,754 | Debt
Equity | 41,578
06–07
19,542 | Debt
Equity | 47,066
07–08

TABLE 10 Dr. Reddy's Debt-Equity Position IN RS MILLION

	31 March 2008	31 March 2007	Change
Total Stockholders' Equity	**47,067**	**41,578**	**5,489**
Long-term Debt (non-current)	12,864	17,871	(5,007)
Long-term Debt (current)	1,815	3,670	(1,855)
Bank Borrowings	4,863	3,213	1,650
Total Debt	**19,542**	**24,754**	**(5,212)**

TABLE 11 Financials, Indian GAAP Consolidated IN RS MILLION

Particulars	2007-08	2006-07	Increase / (Decrease)
Gross Sales	49,700	65,126	(24%)
Excise Duty	(558)	(779)	(28%)
Net Sales	49,142	64,346	(24%)
License Fees	35	28	26%
Income from services	740	882	(16%)
Other income	2,038	1,162	75%
Total Income	**51,955**	**66,418**	**(22%)**
Material costs	17,847	27,432	(35%)
Excise duty	287	117	145%
Personnel costs	7,311	6,433	14%
Operating and other expenses	12,620	12,187	4%
Research and development expenses	3,447	2,446	41%
Total Expenditure	**41,512**	**48,615**	**(15%)**
EBIDTA	**10,443**	**17,803**	**(41%)**
Finance charges	958	1,526	(37%)
Equity in loss of associates,	17	87	(80%)
Depreciation & Amortization of Brand Acquisition Cost	4,019	3,791	6%
PBT	**5,450**	**12,399**	**(56%)**
Provision for Taxation	1,077	2,744	(61%)
Minority interest	(9)	(4)	125%
Net Profit	**4,381**	**9,659**	**(55%)**

from its operations. Investing activities includes net investment in property, plant and equipment of Rs. 6,293 million to meet business growth, compared to Rs. 4,393 million in 2006-07. Investment in mutual funds net of proceeds from sale amounted to Rs. 3,382 million. Net cash outflow from financing activities in 2007-08 mainly represents the repayment of Rs. 7,719 million of long term debt, and payment of dividends amounting to Rs. 737 million. These have been partially offset by net bank borrowings of Rs. 1,613 million. **Table 9** in the previous page gives the Company's working capital, excluding cash and cash equivalents, investment securities, restricted cash, bank borrowings and long term debt (current).

DEBT-EQUITY

The debt-equity position of the Company as on 31 March 2008 and 2007 is given in **Table 10**.

Stockholders' equity increased in 2007-08 due to an increase in accumulated other comprehensive income (by Rs. 1,275 million) as well as the profits retained during the year (by Rs. 3,941 million). Long-term debt, including the current and non-current portions, decreased by Rs. 6,862 million in 2007-08 due to repayment in June 2007 of the non-recourse portion of the loan taken on account of the betapharm acquisition.

The Company's ratio of total debt-to-stockholders' equity ratio improved from 0.60 as on 31 March 2007 to 0.42 on 31 March 2008.

INDIAN GAAP CONSOLIDATED FINANCIALS

Table 11 gives the break-up of Indian GAAP consolidated financials for 2007-08 and 2006-07.

REVENUES

Gross sales decreased by 24 percent to Rs. 49,700 million in 2007-08. Previous year net sales include revenues from sales of Authorized Generics products, which did not materialize in 2007-08. Excluding sales from these products, the Company's revenues would have decreased by 3 percent.

- **API** Gross sales decreased by 2 percent to Rs. 11,804 million. This was on account of decrease in revenues from the 'Rest of the World' markets, and was partially offset by increases in India, North America, Europe and some other markets.

TABLE 12 Financials, Indian GAAP stand-alone IN RS. MILLION

Particulars	2007-08	2006-07	Increase / (Decrease)
Gross Sales	33,865	38,261	(11%)
Excise duty in sales	(558)	(779)	(28%)
Net Sales (Net of excise Duty)	33,307	37,482	(11%)
License Fees	216	1,745	(88%)
Income from services	416	447	(7%)
Other income	1,911	1,169	63%
Total Income	**35,850**	**40,843**	**(12%)**
Material costs	12,535	11,216	12%
Excise duty	287	117	145%
Personnel costs	3,686	2,798	32%
Operating and other expenses	8,427	8,310	1%
Research and development expenses	3,219	2,457	31%
Decline in long term investment	133	472	(72%)
Total Expenditure	**28,287**	**25,370**	**12%**
EBIDTA	**7,563**	**15,474**	**(51%)**
Finance charges	102	480	(79%)
Depreciation & Amortization of Brand Acquisition Cost	1,620	1,335	21%
PBT	**5,841**	**13,658**	**(57%)**
Provision for Taxation	(1,089)	(1,890)	(42%)
Net Profit	**4,752**	**11,769**	**(60%)**

- **Formulations** Gross sales of this segment increased by 16 percent to Rs. 15,650 million, driven by well-diversified growth across all key geographies.
- **Generics** Gross sales decreased to Rs. 17,428 million from Rs. 33,518 million in 2006–07. As explained earlier, this was due to higher revenues from authorized generics (simvastatin and finastride), and new launches (ondansetron and fexofenadine) in 2006–07.
- **CPS** Gross sales decreased from Rs. 6,080 million in 2006–07 to Rs. 4,818 million in 2007–08. This was due to decline in revenues from our key products – naproxen and naproxen sodium — arising of supply problems with their key raw materials. The problem has since been addressed.

MATERIAL COSTS

Material costs decreased to Rs. 17,847 million in 2007–08 from Rs. 27,432 million in 2006–07. As a percent of total income, material costs fell to 34 percent in 2007–08, from 41 percent in 2006–07. This was due to lower sales of authorized generics in 2007–08 (which had contributed 24 percent to total revenues in 2006–07) and had a higher material cost ratio than others.

PERSONNEL COSTS

Personnel costs increased by 14 percent to Rs. 7,311 million in 2007–08. This was on account of annual increments and increase in number of employees. As a share of total income, personnel costs increased from 10 percent in 2006–07 to 14 percent in 2007–08 — due to the fall in revenues.

OPERATING AND OTHER EXPENSES

Operating and other expenses rose by 4 percent to Rs. 12,620 million in 2007–08. The increase was due to higher advertisement costs, rise in power and fuel, and repairs and maintenance expenses due to increase in production and commissioning of two new manufacturing plants; and increase in carriage outwards because of higher sales volumes. This increase was partially offset by a fall in legal and professional and communication expenses and also of the Directors' remuneration due to fall in profits. As a share of total income, this head of expense increased from 18 percent in 2006–07 to 24 percent in 2007–08, due to fall in sales.

DEPRECIATION AND AMORTISATION

Depreciation and amortisation increased by 6 percent to Rs. 4,018 million in 2007–08 because of increase in gross block and intangibles. Additional investments were incurred towards normal capital expenditure as well as new projects in CPS, API and Generics. Amortisation marginally decreased from Rs. 2,369 million in 2006–07 to Rs. 2,280 million in 2007–08 due to amortisation of intangible assets in Trigenesis, and impairment of product related intangibles at betapharm.

R&D

R&D expenses increased by 41 percent to Rs. 3,447 million in 2007–08. As a share of total income, it increased from 4 percent in 2006–07 to 7 percent in 2007–08 — largely due the decrease in income from sales.

FINANCE EXPENSES

Finance expenses for 2007–08 amounted to Rs. 958 million, compared to Rs. 1,526 million in 2006–07. This was primarily on account of a repayment of Euro 140 million towards loan taken in 2005–06 for the acquisition of betapharm, and a decrease in working capital loans in the current year compared to previous year.

INCOME TAX

Provision for income tax (inclusive of fringe benefit tax) for 2007–08 amounted to Rs. 1,077 million against Rs. 2,744 million in 2006–07. This was due to an overall decrease in taxable profits.

PROFIT AFTER TAX

PAT decreased from Rs. 9,659 million in 2006–07 to Rs. 4,381 million in 2007–08. The PAT to total income ratio in 2007–08 was 8 percent, versus 15 percent in 2006–07.

INDIAN GAAP STAND-ALONE FINANCIALS

Table 12, in the previous page, gives the break-up of Indian GAAP stand-alone financials for 2007–08 and 2006–07.

INTERNAL CONTROLS AND RISK MANAGEMENT

Dr. Reddy's has a comprehensive system of internal controls with the objective of safeguarding the Company's assets, ensuring that transactions are properly authorized, and providing significant assurance at reasonable cost, of the integrity, objectivity and reliability of financial information. The management of Dr. Reddy's duly considers and takes appropriate action on recommendations made by the statutory auditors, internal auditors, and the independent Audit Committee of the Board of Directors. More on internal controls is given in the chapter on Corporate Governance.

In a very dynamic business environment, the traditional base business model is exposed to much volatility, both upwards and downwards. While the upsides create nonlinear value for the organization, there is a conscious attempt to protect it against the downsides.

As a step towards this, and continuing with the progress achieved during the earlier years, a basic framework for the Enterprise-wide Risk Management (ERM) has been developed in collaboration with Ernst and Young. It comprises three phases:

1. **Assess** Define the risk classification framework, rating criteria and develop a risk library.
2. **Enhance** Conduct workshops for prioritization of these risks, identify risks that matter as well as their root causes and document the associated mitigation plans.
3. **Monitor** Define the risk management organization structure at the business level, enable the maintenance of risk management framework on an ongoing basis and monitor the progress on mitigation plans.

The significant risks include those related to changing regulations and related compliance, increasing pricing pressure due to market externalities, foreign currency fluctuations and uncertainties around innovation efforts. The Company has a formal risk management structure with defined roles and responsibilities.

The Company's Board of Directors, through its Audit Committee, approves the overall risk management strategy, regularly monitors the risk management process and takes high level decision, when required, on risk management matters.

Business unit heads provide overall guidance on ERM, ensure compliance with the defined risk framework, up-date the risk register and either through the Chief Risk Officer or in business unit presentations, give quarterly update to the Audit Committee of the Board.

The functional heads — within business units and for shared services — identify risks, analyze and prioritize these in terms of the probability of occurrence and their impact, prepare mitigation plans and regularly monitor the risks.

THREATS, RISKS AND CONCERNS

The Company operates in the pharmaceutical industry whose environment and the landscape are rapidly changing. The industry is highly regulated, dependent upon the ownership of intellectual property, subject to product related litigations and characterized by a high level of uncertainty regarding product development and launch. The Company's inability to obtain necessary regulatory approvals for its products or failure of a product at any stage may disturb its future revenue projections.

Drug discovery Dr. Reddy's long term Discovery operations will depend, to a large extent, upon its ability to successfully patent and commercialize its own discovery molecules and specialty products. There are significant risks of execution, as the process of development and commercialization of new molecules is time consuming as well as costly.

Generics The Company's generic business remains challenging due to increased competition from India and Eastern Europe. The segment has inherent risks with regard to patent litigation, product liability, pricing pressure, increasing regulation and compliance related issues. The business could be negatively affected if innovator pharmaceutical companies are successful in limiting the use of generics through aggressive legal defense as well as authorized generics deals, development of combination products and over-the-counter switching.

In view of the number of patent expiries coming up in the near future, sales of patent expiry drugs in the US as well as in Europe represent significant opportunity for all generics and API manufacturers. However, obtaining 180-days exclusivity is getting increasingly difficult in the US, and the generics market is becoming rapidly commoditized.

Drug pricing In India, the Government of India through its Drugs (Prices Control) Order, 1995 (DPCO) imposes price controls for specified pharmaceutical products under certain circumstances. Adverse changes in the DPCO list or a widening of the span of price control can affect pricing, and thereby the Indian revenues.

Foreign exchange fluctuations In fiscal 2007–08, the Company saw unprecedented and significant fluctuations in the US dollar-Indian rupee exchange rate coupled with an 11 percent depreciation of the dollar. Given that the Company has a major portion of its revenues in US dollars, it has suffered on account of reduced rupee realizations. Although the Company has taken adequate foreign exchange cover for its exports, further depreciation in the dollar may have adverse impact on profits.

Germany As of 1 April 2007, GKV-WSG law to regulate the German health care system took effect. The law has significantly increased the power of the insurance companies (sick funds) by allowing them to enter into direct rebate contracts with suppliers of pharmaceuticals. It further incentivizes doctors to prescribe generic drugs covered by such rebate contracts. The pharmacist is also required to dispense such drugs as are covered by rebate contracts. About 85 percent of betapharm's sales are prescriptions covered by sick funds. Thus, successfully concluding rebate contracts with insurance companies is a critical success factor in competing in the generic prescription market. betapharm today has rebate contracts with sick funds covering 77 percent of the insured population in aggregate. During 2007–08, the reference prices for generics were reduced on 1 January 2008. Insurance companies may continue to put pressure on margins by further adjustments to the reference prices.

Patent With implementation of GATT in 2005, India started recognizing product patent protection with effect from 1 January 2005. It is expected that the new product launch opportunities for Indian manufacturers of API and finished dosages will narrow over the next few years.

OUTLOOK

Notwithstanding the setbacks in 2007–08, Dr. Reddy's looks forward to a strong performance in 2008–09. We believe that our core businesses of API and Formulations will show robust revenue growth and consequently, greater margin contribution. The Company's North American Generics business is expected to deliver stronger performance with new launches and upsides. The Generics business in Europe should see stabilization after the effects of significant regulatory and industry changes in 2007–08. Our initiative to shift some of the betapharm's supplies to India has already started delivering value. With more products being shifted in 2008–09, the business will be further de-risked. By setting up a dedicated facility at Miryalaguda, near Hyderabad, for supplying inputs to Mexico, the Company believes that it has taken necessary steps to ensure that supply chain constraints do not affect the CPS business. We expect healthy growth of this segment in 2008–09. In addition, our strategic acquisitions in US and UK are also expected to create value for shareholders.

We have been steadily building capabilities and resources over the years, and strengthened these further with several initiatives at improving productivity and reducing costs. We see these initiatives coming to bear in 2008–09 and thereafter — thus contributing to greater value creation. Moreover, we have committed significant investments in infrastructure and facilities for almost all our businesses to support revenue scale-ups in the near future.

In line with our stated philosophy and strategy, we will continue to pursue both organic and inorganic options to achieve faster and more profitable growth. Having set aggressive targets across geographies and businesses, we look forward to a good 2008–09.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with accounting principles generally accepted in India and in the US, and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report.

This write-up includes some forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.



STANDING LEFT TO RIGHT
DR. OMKAR GOSWAMI
MR. RAVI BHOOTHALINGAM
MR. SATISH REDDY
MR. ANUPAM PURI
MR. G V PRASAD
PROF. KRISHNA G PALEPU

SITTING LEFT TO RIGHT
DR. J P MOREAU
MS. KALPANA MORPARIA
DR. K ANJI REDDY
MR. P N DEVARAJAN



DR. K ANJI REDDY
CHAIRMAN

is the founder Chairman of Dr. Reddy's Laboratories Limited. Prior to founding Dr. Reddy's in 1984, he was the founder-Managing Director of Uniloids Limited and Standard Organics Limited and also served in the state-owned Indian Drugs and Pharmaceuticals Limited. Under Dr. K Anji Reddy's leadership, Dr. Reddy's has become a pioneer in the Indian Pharmaceutical industry. It has transformed the Indian bulk drug industry from import-dependent in mid-80s to self-reliant in mid-90s and finally into the export-oriented industry that it is today. Under his guidance, Dr. Reddy's became the first Indian company to embark upon drug discovery research in India in 1993 and the first non-Japanese Asia Pacific pharmaceutical company to list on NYSE in April 2001. Dr. K Anji Reddy has a Bachelor of Science degree in Pharmaceuticals and Fine Chemicals from Bombay University and a Ph.D. in Chemical Engineering from National Chemical Laboratory, Pune.



MR. G V PRASAD
VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

joined the Board in 1986 and leads the core team that is driving the Company's growth and transformation from a Company predominantly selling API, Formulations & Generics to achieving its vision of becoming a discovery-led global pharmaceutical Company. As CEO, Mr. Prasad has championed the globalization of the Company and has played a vital role in the Company's evolution. He has been the architect of the Company's global generics strategy. He has helped create new platforms of growth for Dr. Reddy's, in the Custom Pharmaceutical Services, Discovery Services and Specialty Pharmaceutical segments. Mr. Prasad has a Bachelors degree in Chemical Engineering from Illinois Institute of Technology, Chicago, and a Masters in Industrial Administration from Purdue University, USA.



MR. SATISH REDDY
MANAGING DIRECTOR AND CHIEF OPERATING OFFICER

joined the Company as Executive Director in 1993 and was responsible for manufacturing operations of active pharmaceutical ingredients (API), formulations, research and development activities and new product development. He presided over the Company's successful transition from a predominantly API manufacturer to a more value-added, finished dosages producer. In the year 1995, he was appointed as Managing Director of Dr. Reddy's Laboratories with primary focus on finished dosage forms (formulations), in the national and international markets. He was the major force behind the successful acquisition of American Remedies Limited (1999), a Chennai based pharmaceutical company. Besides, he was instrumental in setting up wholly owned subsidiaries in Russia and Latin America and joint ventures in China and South Africa. Mr. Satish Reddy has a B. Tech. degree in Chemical Engineering from Osmania University, Hyderabad and M.S. degree in Medicinal Chemistry from Purdue University, USA.

MR. ANUPAM PURI
INDEPENDENT DIRECTOR

joined the Company's Board in 2002. From 1970 to 2000, Mr. Anupam Puri was with McKinsey & Company. He worked globally with corporate clients in several industries on strategy and organizational issues, and also served several governments and multilateral institutions on public policy. Mr. Anupam Puri spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices, and was an elected member of the Board. He is currently a Special Advisor for Corsair Capital LLC. Mr. Anupam Puri holds a M. Phil. in Economics, Nuffield College, Oxford University, 1969; an MA in Economics from Balliol College, Oxford University, 1967; and a BA in Economics from Delhi University, India, 1965. He is also on the Boards of ICICI Bank Limited, Mahindra & Mahindra Limited and Tech Mahindra Limited.

DR. J P MOREAU
INDEPENDENT DIRECTOR

joined Company's Board in 2007. He is presently working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he is responsible for the Group's Discovery and Innovation with facilities in Paris, London, Barcelona and Boston. Before that, he was Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date. Dr. Moreau has a degree in Chemistry from the University of Orleans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the École Polytechnique. He has published over 50 articles in scientific journals and is named as inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, and has been its President and CEO since then.



MS. KALPANA MORPARIA
INDEPENDENT DIRECTOR

joined Company's Board in 2007. She is Vice Chair – Insurance, Securities and Asset Management of ICICI Group and also Chief Strategy and Communications Officer of ICICI Group. She was the Joint Managing Director of ICICI Bank Limited and was responsible for the Corporate Centre at ICICI Bank Limited comprising operations, planning and strategy, risk management, human resources management, legal and corporate communications and corporate brand management. A graduate in law from Bombay University, Ms. Morparia joined ICICI Limited in 1975. She worked in the areas of planning, treasury, resources and corporate legal services. In 2001, she led the ICICI Group's major corporate structuring initiative, the merger of ICICI Limited with ICICI Bank to create India's second largest bank. Ms. Morparia has served on several committees constituted by the Government of India. In November 2005, she was honoured with the Economic Times 'Business Women of the Year' award. In September 2006, she was named one of 'The 100 Most Powerful Women' by Forbes Magazine. She is Vice Chair of ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Limited and Director on the Boards of Bennet Coleman & Co Limited, CMC Limited and ICICI Foundation for Inclusive Growth.



PROF. KRISHNA G PALEPU
INDEPENDENT DIRECTOR

joined the Company's Board in 2002. Prof. Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the titles of Senior Associate Dean for International Development. Prof. Palepu's current teaching and research activities focus on Globalization and Corporate Governance. He has published numerous research papers and cases, and is also the co-author of the book titled 'Business Analysis & Valuation: Text and Cases.' Prof. Palepu has a Masters degree in physics from Andhra University, a Postgraduate Diploma in Management from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an Honourary MA from Harvard, and an Honourary Doctorate from the Helsinki School of Economics. He serves as a consultant to a wide variety of businesses and is on the Boards of Satyam Computer Services Limited, Brooks Automation, and Polymedica Corporation.

DR. OMKAR GOSWAMI
INDEPENDENT DIRECTOR

joined the Company's Board in 2000. Since April 2004, he has been the Founder and Chairman of CERG Advisory Private Limited, a consulting and advisory firm. A professional economist, Dr. Goswami did his Masters in Economics from the Delhi School of Economics and his D.Phil (Ph.D) from Oxford University. He taught and researched economics for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi. In March 1997, he moved away from formal academics to become the Editor of Business India, one of India's prestigious business magazines. From August 1998 up to March 2004, Dr.Goswami served as the Chief Economist of the Confederation of Indian Industry – the apex industry organization of India. He is also an Independent Director on the Boards of Infosys Technologies Limited, Crompton Greaves Limited, Sona Koyo Steering Systems Limited, IDFC Limited, Ambuja Cements Limited, Cairn India Limited and DSP-Merrill-Lynch Fund Managers Limited.



MR. P N DEVARAJAN
INDEPENDENT DIRECTOR

joined the Company's Board in 2000. He was Director in Cheminor Drugs Limited, a Company that merged with Dr. Reddy's in 2000. He was also member of the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, member of the Assessment Committee of Council of Scientific and Industrial Research and member of the Research Council of National Chemical Laboratory. He was also a Director of the Bank of Baroda, member of the Central Board of Directors of the Reserve Bank of India and Group President and consultant of Reliance Industries Limited. He is also a Director on the Board of Kothari Sugars and Chemicals Limited and Tropical Technologies Private Limited and BEST and Crompton Engineering Limited.



MR. RAVI BHOOTHALINGAM
INDEPENDENT DIRECTOR

joined the Company's Board in 2000.
Mr. Bhoothalingam has served as the President of The Oberoi Group of Hotels and was responsible for the operations of the Group worldwide. He has also served as Head of Personnel at BAT Plc, Managing Director of VST Industries Limited and as a Director of ITC Limited. Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and M.A. in Experimental Psychology from Gonville and Caius College, Cambridge University. He is also a Director of Nicco Internet Ventures Limited and Sona Koyo Steering Systems Limited.



1 G V PRASAD

2 SATISH REDDY

3 JASPAL SINGH BAJWA

4 DR. CARTIKEYA REDDY

5 AMIT PATEL

6 PRABIR JHA

7 JEFFREY WASSERSTEIN

8 ABHIJIT MUKHERJEE

9 DR. RAJINDER KUMAR

10 V S VASUDEVAN

11 MARK HARTMAN

12 SAUMEN CHAKRABORTY

13 ASHWANI K MALHOTRA

14 RAGHU CIDAMBI

15 K B SANKARA RAO

NAME	DESIGNATION	QUALIFICATIONS	AGE	DATE OF JOINING THE COMPANY
G V PRASAD	VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	B.Sc. (CHEM. ENG.), M.S. (INDL. ADMN.)	47	30 JUN 1990
SATISH REDDY	MANAGING DIRECTOR AND CHIEF OPERATING OFFICER	B.TECH., M.S. (MEDICINAL CHEMISTRY)	40	18 JAN 1993
ABHIJIT MUKHERJEE	PRESIDENT PHARMA SERVICES & ACTIVE INGREDIENTS (PSAI)	B. TECH. (CHEM.)	49	15 JAN 2003
AMIT PATEL	SENIOR VICE PRESIDENT – CORPORATE DEVELOPMENT & STRATEGIC PLANNING	B.S., B A.S., M.B.A	33	6 AUG 2003
ASHWANI KUMAR MALHOTRA	EXECUTIVE VICE PRESIDENT FORMULATIONS TECH OPS	M. PHARM., P.G.D.-I.E.& M., P.G.D. (CD)	52	8 FEB 2001
DR. CARTIKEYA REDDY	SENIOR VICE PRESIDENT & HEAD – BIOLOGICS	B.TECH., M.S & PhD	37	20 JUL 2004
JASPAL SINGH BAJWA	PRESIDENT BRANDED FORMULATIONS (RoW)	B.Sc., M.B.A.	56	10 APR 2003
JEFFREY WASSERSTEIN	EXECUTIVE VICE PRESIDENT NORTH AMERICA SPECIALITY BUSINESS	B.A., J D.	49	31 JAN 2005
K B SANKARA RAO	EXECUTIVE VICE PRESIDENT INTEGRATED PRODUCT DEVELOPMENT	M. PHARM.	54	29 SEP 1986
MARK HARTMAN	PRESIDENT NORTH AMERICA GENERICS	B.Sc. DAIRY SCIENCE, VIRGINIA TECH	49	4 JAN 2002
PRABIR JHA	SENIOR VICE PRESIDENT & GLOBAL CHIEF OF HR	M.A., P.G.D.M.	41	29 NOV 2002
RAGHU CIDAMBI	ADVISOR – LEGAL & STRATEGY	B.Sc., P.G.D.B.M., L L.B.	57	1 OCT 2001
DR. RAJINDER KUMAR	PRESIDENT DISCOVERY RESEARCH, DEVELOPMENT AND COMMERCIALIZATION	DEGREE IN MEDICINE & SURGERY, P.G.D. (PSYCHIATRY & NEUROLOGY)	52	30 APR 2007
SAUMEN CHAKRABORTY	PRESIDENT, CHIEF FINANCIAL OFFICER & GLOBAL CHIEF OF IT / BPE	B.Sc (H), P.G.D.M.	47	2 JUL 2001
V S VASUDEVAN	PRESIDENT & HEAD OF EUROPE OPERATIONS	B.COM., A.C.A.	57	1 APR 1986

THE COMPANY'S PHILOSOPHY of corporate governance stems out from its belief that timely disclosures, transparent accounting policies, and a strong and independent Board go a long way in preserving shareholders trust while maximizing long-term corporate values.

Keeping in view the Company's size and complexity in operations, Dr. Reddy's corporate governance framework is based on the following main principles:

- Appropriate composition and size of the Board, with each Director bringing in key expertise in different areas.
- Proactive flow of information to the members of the Board and Board Committees to enable effective discharge of their fiduciary duties.
- Ethical business conduct by the management and employees.
- Full-fledged systems and processes for internal controls on all operations, risk management and financial reporting;
- Timely and accurate disclosure of all material operational and financial information to the stakeholders.

The Securities and Exchange Board of India ("SEBI") through Clause 49 of the listing agreement with the stock exchanges regulates corporate governance for listed companies. Dr. Reddy's is in full compliance with Clause 49. It is also in full compliance with the applicable corporate governance standards of the New York Stock Exchange ("NYSE"). This chapter of the Annual Report, the information given under 'Management Discussion and Analysis' and Additional Shareholder Information' together constitute the compliance report of the Company on corporate governance during the year 2007–08.

BOARD OF DIRECTORS

COMPOSITION

As on 31 March 2008, the Board of Dr. Reddy's had ten Directors, comprising three executive Directors, including the Chairman, and seven independent Directors as defined under listing Agreement with Indian Stock Exchanges, and the Corporate Governance Guidelines of the NYSE. Detailed profiles of Directors have been discussed in this annual report.

The Directors have expertise in the fields of strategy, management, finance, human resource development and economics. The Board provides leadership, strategic guidance, objective and Independent view to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure. Each Director informs the Company on annual basis about the Board and Board Committee positions he occupies in other companies including Chairmanships and notifies changes during the term of their directorship in the Company.

Table 1 gives the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.

MEMBERSHIP TERM

As per the provisions of the Companies Act, 1956, one-third of the Board members (other than executive Directors) who are subjected to retire by rotation shall retire every year, and the approval of the shareholders is sought for the re-appointment of the retiring members who are so eligible. Executive Directors are appointed by the shareholders for a maximum period of five years at a time, but are eligible for re-appointment upon completion of the term. The Board, on the recommendations of the Governance Committee, considers the appointment and re-appointment of Directors.

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Induction of any new member on the Board of Directors is the responsibility of the Governance Committee, which is entirely composed of independent Directors. Taking into account the current composition and organization of the Board, and the requirement of new skill sets, if any, the Governance Committee reviews potential candidates in terms of their expertise, skills, attributes and personal and professional backgrounds. Candidates that fit the bill are then for by the Governance Committee, for induction as a Director of the Company.

DIRECTORS' SHAREHOLDING IN THE COMPANY

Table 2 gives details of shares and stock options held by each of the Directors as on 31 March 2008.

TABLE 1 Composition of Dr. Reddy's Board AS ON 31 MARCH 2008

Name	Position	Relationship With Other Directors	Date Of Joining	Directorships In India U/S 275 Of The Companies Act, 1956	Other Directorships [1]	Committee Membership[2]	Chairmanship In Committees [2]
Dr. K Anji Reddy	Executive Chairman	Father of Mr. Satish Reddy & father-in-law of Mr. G V Prasad	24 February 1984	5	38	–	–
Mr. G V Prasad	Vice Chairman & CEO	Son-in-law of Dr. K Anji Reddy & brother-in-law of Mr. Satish Reddy	8 April 1986	10	39	2	1
Mr. Satish Reddy	Managing Director & COO	Son of Dr. K Anji Reddy & brother-in-law of Mr. G V Prasad	18 January 1993	6	36	2	–
Mr. Anupam Puri	Independent Director	None	4 June 2002	4	–	1	1
Dr. J P Moreau [3]	Independent Director	None	18 May 2007	1	2	–	–
Prof. Krishna G Palepu	Independent Director	None	29 January 2002	2	2	–	–
Ms. Kalpana Morparia [3]	Independent Director	None	5 June 2007	7	1	3	–
Dr. Omkar Goswami	Independent Director	None	30 October 2000	8	1	9	2
Mr. P N Devarajan	Independent Director	None	30 October 2000	3	1	1	1
Mr. Ravi Bhoothalingam	Independent Director	None	30 October 2000	3	–	2	1

[1] Other Directorships are those, which are not covered under Section 275 of the Companies Act, 1956.
[2] Membership / Chairmanship in Audit and Shareholders' Grievance Committees of all public limited companies, whether listed or not, including Dr. Reddy's. Foreign companies, private limited companies and companies under Section 25 of the Companies Act, 1956 have been excluded.
[3] Dr. J P Moreau joined the Board of the Company with effect from 18 May 2007 and Ms. Kalpana Morparia joined the Board with effect from 5 June 2007.

TABLE 2 Shares and Stock Options Held by the Directors AS ON 31 MARCH 2008

Name	No. of shares held	Stock Options held[2]
Dr. K Anji Reddy[1]	800,956	–
Mr. G V Prasad	1,355,840	–
Mr. Satish Reddy	1,205,832	–
Mr. Anupam Puri	1,500	10,500[3]
Dr. J P Moreau	–	–
Ms. Kalpana Morparia	–	–
Prof. Krishna G Palepu	1,500	10,500[3]
Dr. Omkar Goswami	6,000	6,000
Mr. P N Devarajan	6,200	6,000
Mr. Ravi Bhoothalingam	6,000	6,000

[1] Shares held in individual capacity. In addition Dr. K Anji Reddy owns 40% of Dr. Reddy's Holdings Private Limited, which in turn owns 37,798,290 shares of Dr. Reddy's Laboratories Limited. Various members of his family own the balance shares in Dr. Reddy's Holdings Private Limited.
[2] Stock Options were granted to independent Directors in the Board meetings held on 6 May 2005, 31 May 2006 and 18 May 2007.
[3] 10,500 Stock Options held pursuant to ADR Stock Option Scheme, 2007 granted on 18 May 2007.

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings a year in advance to assist the Directors in scheduling their program. The schedule of meetings and agenda for meeting is finalized in consultation with an independent Director of the Company. The agenda of the meeting is pre-circulated with presentations, detailed notes, supporting documents and executive summary. Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum time gap of four months between two Board meetings. Dr. Reddy's Board met four times during the financial year under review: on 18 May 2007, 23 July 2007, 24 October 2007 and 25 January 2008. The Company held one Board meeting in each quarter as required under the Companies Act, 1956.

Details of Directors and their attendance in Board meetings and Annual General Meeting are given in **Table 3**.

TABLE 3 Directors' Attendance at Dr. Reddy's Board Meetings and AGM IN FINANCIAL YEAR 2007–08

Name	Meetings held in Director's tenure	Number of Board meetings attended	Attendance in last AGM on July 24, 2007
Dr. K Anji Reddy	4	4	Present
Mr. G V Prasad	4	4	Present
Mr. Satish Reddy	4	4	Present
Mr. Anupam Puri	4	4	Present
Dr. J P Moreau	3[1]	3	Present
Ms. Kalpana Morparia	3[1]	3	Present
Prof. Krishna G Palepu	4	4	Present
Dr. Omkar Goswami	4	3[2]	Present
Mr. P N Devarajan	4	4	Present
Mr. Ravi Bhoothalingam	4	4	Present

[1] Dr. J P Moreau joined the Board of the Company on 18 May 2007 and Ms. Kalpana Morparia joined the Board on 5 June 2007
[2] was given leave of absence on request.

The Board and its Committee meetings at Dr. Reddy's extended for one to two days sessions. In the course of these meetings, the business unit heads, consultants and key management personnel made presentations to the Board.

INFORMATION GIVEN TO THE BOARD

The Company provides the following information to the Board and the Board Committees as and when required. Such information is submitted either as part of the agenda papers in advance of the meetings or by way of presentations and discussion material during the meetings.

- Annual operating plans and budgets, capital budgets, updates, and all variances;
- Quarterly, half yearly and annual results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development and new drug discoveries;
- Minutes of meetings of Audit Committee and other Committees;
- Information on recruitment and remuneration of key executives below the Board level;
- Significant regulatory matters concerning Indian or Foreign regulatory authorities;
- Issue which involves possible public or product liability claims of a substantial nature;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets, or possible divestments;
- Details of any Joint Venture or collaboration agreements;
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets, which are not in the normal course of business;
- Contracts in which Director(s) are deemed to be interested;
- Materially important show cause, demand, prosecution and penalty notices;
- Fatal or serious accidents or dangerous occurrences;
- Significant effluent or pollution problems;
- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company;
- Significant labour problems and their proposed solutions;
- Significant development in the human resources and industrial relations fronts;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement.
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer; and
- Subsidiary companies minutes, financial statements, significant investments and significant transactions and arrangements.

MEETINGS OF INDEPENDENT DIRECTORS IN EXECUTIVE SESSION

During the financial year, the independent Directors of Dr. Reddy's met four times without the management in executive sessions. The Company intends to further facilitate such sessions as and when required by the independent Directors. Executive sessions generate ideas for improvements in Board processes. A lead Director among the independent Directors was identified to provide structured feedback to the Board to encourage healthy discussions and openness amongst the members of the Board.

ANNUAL BOARD RETREAT

During the financial year, the annual Board retreat was organized at London. In the retreat the Board discussed various business strategy and governance matters.

TABLE 4 Remuneration Paid or Payable to the Directors for Financial Year 2007–08 IN RS. THOUSANDS

Name of Directors	Sitting fees[1]	Commissions[2]	Salaries	Perquisites[3]	Total	Stock Options [4]
Dr. K Anji Reddy	NA	60,310	5,400	497	66,207	NA
Mr. G V Prasad	NA	45,233	3,600	687	49,520	NA
Mr. Satish Reddy	NA	45,233	3,600	695	49,528	NA
Mr. Anupam Puri	60	2,848	NA	NA	2,908	3,000[6]
Dr. J P Moreau[5]	25	2,588	NA	NA	2,613	3,000[6]
Ms. Kalpana Morparia[5]	30	2,407	NA	NA	2,437	3,000
Prof. Krishna G Palepu	35	2,648	NA	NA	2,683	3,000[6]
Dr. Omkar Goswami	55	2,808	NA	NA	2,863	3,000
Mr. P N Devarajan	85	2,608	NA	NA	2,693	–
Mr. Ravi Bhoothalingam	75	2,608	NA	NA	2,683	3,000

[1] Sitting fees include fees for Board as well as Board Committee meetings @ Rs. 5,000 per meeting.

[2] Payment of commissions is variable, and based on percentage of net profit calculated according to Section 198 of the Companies Act, 1956. The commissions would be paid after the approval of shareholders at the Annual General Meeting, scheduled on 22 July 2008. The Board of Directors recommended for a fixed commission of Rs. 2,407,200 (U.S.$. 60,000) per director applicable to all the independent directors, a specific commission of Rs. 401,200 (U.S.$. 10,000) to the Chairman of Audit Committee and Rs. 200,600 (U.S.$. 5,000) to the Chairman of other Committees Other than the above, a specific compensation of Rs. 60,180 (U.S.$. 1,500) per meeting was recommended towards foreign travel to the directors outside India.

[3] Perquisites include house rent allowance, medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company's vehicle for official use with driver, telephone at residence and mobile phone, contribution to Provident Fund and Superannuation Scheme. All these benefits are fixed in nature.

[4] The Company granted stock options to independent Directors on 20 May 2008. The exercise price of the options is Rs. 5 each. The options vest at the end of one year from the date of grant. The exercise period of options is 5 years from the date of vesting.

[5] Dr. J P Moreau joined the Board of the Company on 18 May 2007 and Ms. Kalpana Morparia joined the Board on 5 June 2007.

[6] Stock Options granted under ADR Stock Options Scheme, 2007 on 20 May 2008.

DIRECTOR'S REMUNERATION

The remuneration for the three executive Directors, including the commission based on net profits of the Company, is recommended by the Board's Compensation Committee to the Board for consideration. After approval, the Board then recommends these for the approval of shareholders at the Annual General Meeting. The commission to be paid each year to the executive Directors is decided by the Board, within the limits approved by the shareholders.

Executive Directors are appointed by shareholders' resolution for a period of five years. No severance fees is payable to the executive Directors. Except the commission payable, all other components of remuneration to the executive Directors are fixed, and in line with the Company's policies.

The independent Directors receive sitting fees for attending meetings of the Board and its Committees, and commission based on the net profits of the Company. The remuneration including commission payable to the Directors during the year under review was in conformity with the applicable provisions of the Companies Act, 1956, duly considered and approved by the Board and the shareholders. The remuneration paid or payable to the Directors for their services rendered during 2007–08 is given in **Table 4**.

The criteria for making payments to the executive Directors are:

- Salary, as recommended by the Compensation Committee and approved by the Board and the shareholders in general meetings. Perquisites and retirement benefits are also paid in accordance with the Company's compensation policies, as applicable to all employees.
- Shareholders of the Company have approved the payment of commission on the net profits calculated in accordance with Section 198 of the Companies Act, 1956 to all executive Directors.
- The Compensation Committee decides the amount of commission payable every year within the overall limit.
- Remuneration paid to the executive Directors is determined keeping in view the industry benchmarks.

The criteria for making payments to the independent Directors is given below.

- Independent Directors are paid sitting fees for each meeting of the Board or Board Committee @ Rs. 5,000/- per meeting attended by them.
- Shareholders of the Company have approved payment of commission up to 0.5 per cent of net profits calculated in accordance with Section 198 of the Companies Act, 1956 collectively to all the independent Directors. The Board decides the amount of commission payable to Independent Directors every year within the overall limit of 0.5 per cent of net profits.
- Remuneration paid to independent Directors is determined by keeping in view industry benchmarks, and also on the basis of their memberships in various committees of the Board.
- Shareholders of the Company approved granting of up to 200,000 stock options in aggregate at any point of time during the financial years starting from 2006–07 and ending with 2010–11. Of this, up to 60,000 stock options can be granted in a single financial year to all the Directors (except the three executive Directors) under any of the stock option plans, either existing or to be framed in future, on such terms and conditions as the Compensation Committee / Board of Directors may think fit.

- The Board of Directors recommended for a fixed commission of Rs. 2,407,200 (U.S.$. 60,000) per director applicable to all the independent directors, a specific commission of Rs. 401,200 (U.S.$. 10,000) to the Chairman of Audit Committee and Rs. 200,600 (U.S.$. 5,000) to the Chairman of other Committees Other than the above, a specific compensation of Rs. 60,180 (U.S.$. 1,500) per meeting was recommended towards foreign travel to the directors outside India.

LEAD INDEPENDENT DIRECTOR

The independent Directors of the Company have identified the following lead independent Directors for various matters.

- **Mr. Anupam Puri** Corporate strategy;
- **Ms. Kalpana Morparia** Internal Audit and control
- **Prof. Krishna G Palepu** Board processes and their improvements and giving structured feedback to Board on the outcome of executive sessions of independent Directors meetings;
- **Dr. Omkar Goswami** Finance, internal controls and risk management;
- **Mr. P N Devarajan** Chief Ombudsman for the Whistle Blower Policy of the Company; and
- **Mr. Ravi Bhoothalingam** Compliance and Driving agenda for Board and Board Committee meetings and its development and improvement.

RISK MANAGEMENT

The Company has a detailed enterprise-wide risk management system in place. During the year, detailed presentations were made to the Board members on the enterprise-wide risk management system and a process was set up to inform Board members about the risk assessment and minimization procedures. These procedures are periodically reviewed to ensure that the management controls the risk through means of a properly defined framework.

A separate report on risk management and practices of the Company in minimizing the risk is part of this annual report.

COMPLIANCE REVIEWS

Dr. Reddy's has a dedicated team and a defined framework to review the compliances with all laws applicable to the Company. The compliance status is periodically updated to the senior management team. Presentations are scheduled periodically in the Audit Committee Meetings on compliance status.

CODE OF BUSINESS CONDUCT AND ETHICS AND OMBUDSMAN PROCEDURE

The Company has adopted a Code of Business Conduct and Ethics (COBE / "the Code"), which applies to all employees and Directors of the Company, its subsidiaries and affiliates. It is the responsibility of all employees and Directors to familiarize themselves with this Code and comply with its standards.

An Ombudsman Procedure has also been made under this Code, which describes the ombudsman framework and procedures for investigation and communication of any report on any violation or suspected violation of the Code, appeal against any decision taken by Ombudsman, and submission of complaint against any retaliation action against any employee. An independent Director has been appointed as Chief Ombudsman, and the reports and complaints submitted to the Company will be reported to the Audit Committee.

The Code of Business Conduct and Ethics and Ombudsman Procedure has been posted on the Company's website – www.drreddys.com

The Board and the Senior Management affirms compliance with the Code of Business Conduct and Ethics annually. A certificate of the Chief Executive Officer of the Company to this effect is enclosed as Exhibit 1 to this section.

RELATED PARTY TRANSACTIONS

The details of related party transactions are discussed in detail in page no.s 101 and 102 of this annual Report.

All related party transactions during the year, whether in the ordinary course of business or not, were placed before the Audit Committee. All related party transactions were on arm's length basis.

SUBSIDIARY COMPANIES

The Audit Committee of the Company reviews the financial statements of the subsidiary companies. During the year, the Audit Committee also reviewed the investments made by the subsidiary companies, minutes of the Board meetings of the subsidiary companies and statement of all significant transactions and arrangements entered into by the subsidiary companies. No Indian subsidiary of the Company falls under the term 'material non-listed Indian subsidiary' as defined under Clause 49 of the Listing Agreement.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for 2007–08, there is no treatment of any transaction different from that prescribed in the Accounting Standards notified by Government of India under Section 211(3C) of the Companies Act, 1956.

COMMITTEES OF THE BOARD

The Board Committees appointed by the Board focus on specific areas and make informed decisions within the authority delegated. Each Committee of the Board is guided by its Charter, which defines the composition, scope and powers of the Committee.

The Committees also make specific recommendations to the Board on various matters from time-to time. All decisions and recommendations of the Committees are placed before the Board for information or for approval.

TABLE 5 Audit Committee Attendance IN FINANCIAL YEAR 2007-08

Committee members	Position	Meetings held	Meetings attended
Dr. Omkar Goswami[1]	Chairman	4	3
Mr. Anupam Puri[2]	Member	3	3
Ms. Kalpana Morparia[3]	Member	1	1
Prof. Krishna G Palepu[1][2]	Member	3	2
Mr. P N Devarajan[2]	Member	3	3
Mr. Ravi Bhoothalingam	Member	4	4

[1] were given leave of absence on request.
[2] Ceased to be the members of the Committee on reconstitution effective 24 October 2007.
[3] Member of the Committee effective 24 October 2007

During the year based on the recommendations and reviews made by the Board of Directors' at the Board retreat held in London proposed for the re-constitution of the Board Committees and changes in the Board processes and accordingly the Company has six Board-level Committees, namely:

- Audit Committee
- Compensation Committee
- Governance Committee
- Shareholders' Grievance Committee
- Investment Committee and
- Management Committee

Audit Committee

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting. The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process;
- Review the financial results before placing them to the Board along with related disclosures and filing requirements;
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Discuss with management the Company's major policies with respect to risk assessment and risk management;
- Hold discussions with statutory auditors on the nature and scope of audits, and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;
- Recommend the appointment and removal of external auditors and their fees;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance both for the Company and its Indian as well as foreign subsidiaries;
- Review related party transactions;
- Review the functioning of Whistle Blower mechanism; and
- Implementation of the applicable provisions of the Sarbanes Oxley Act, 2002.

The Audit Committee is entirely composed of independent Directors, and all members of the Audit Committee are financially literate, and bring in expertise in the fields of finance, economics, human resource development, strategy and management. Mr. Ravi Bhoothalingam, independent Director has accounting or related financial management expertise.

During the year the Board of Directors reconstituted the Audit Committee in terms of its composition and presently the Committee consists of Dr. Omkar Goswami, Mr. Ravi Bhoothalingam and Ms. Kalpana Morparia as members of the Committee and Dr. Omkar Goswami acts as the Chairman of the Committee.

The Audit Committee met four times during the year: on 17 May 2007, 23 July 2007, 24 October 2007 and 25 January 2008. The Company is in compliance with the provisions of the amended Clause 49 of the listing agreement on the time gap between any two Audit Committee meetings. In addition, the Chairman of the Audit Committee and the other members of the Audit Committee met additionally to review other processes, particularly the progress on internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act, 2002. **Table 5** gives the composition and attendance record of Audit Committee.

The Chief Executive Officer, Chief Financial Officer and Chief Internal Auditor are permanent invitees to all Audit Committee meetings. The statutory auditors of the Company were present in all the Audit Committee meetings during the year. The Company Secretary is the Secretary of the Committee.

The Audit Committee meetings were generally half-day sessions, except in the case of half-yearly and annual results, where they extend to full day sessions. The agenda for the Audit Committee included the following items:

TABLE 6 Compensation Committee Attendance IN FINANCIAL YEAR 2007-08

Committee members	Position	Meetings held	Meetings attended
Mr. Ravi Bhoothalingam	Chairman	4	4
Mr. Anupam Puri[1]	Member	2	2
Dr. J P Moreau[2]	Member	2	2
Ms. Kalpana Morparia[2]	Member	2	2
Prof. Krishna G Palepu[3][1]	Member	2	1
Dr. Omkar Goswami[1]	Member	2	2
Mr. P N Devarajan	Member	4	4

[1] Ceased to be the members of the Committee on reconstitution effective 24 October 2007.
[2] Member of the Committee effective 24 October 2007.
[3] was given leave of absence on request.

- Review of financial performance, including business level financial performance.
- Internal audit, control matters and risk management, including action-taken reports.
- Status on the implementation of the compliance with Section 404 of the Sarbanes Oxley Act, 2002 and its sustenance.
- Discussion with statutory auditors, including new accounting policies relating to Indian as well as U.S. accounting principles and practices, and
- Detailed operational and financial risk appraisals, as well as risks relating to legal compliance.

The internal and statutory auditors of the Company discuss their audit findings and updates with the Audit Committee and submit their views directly to the Committee. Meetings with internal auditors focus on detailed reviews of the processes and internal controls in the Company. This practice enables the Directors in smaller groups to devote more time towards business and financial performance during the Audit Committee meetings.

The report of the Audit Committee is enclosed as Exhibit 2 to this Section.

Compensation Committee

The Compensation Committee, entirely composed of independent Directors, reviews the performance of the executive Directors and senior executives one level below the Board, and also reviews the remuneration package offered by the Company to different grades / levels of its employees. While reviewing the remuneration of senior management personnel, the Committee takes into account the following:

- Financial position of the Company;
- Trends in the industry;
- Appointee's qualifications and experience;
- Past performance;
- Past remuneration; etc.

The Compensation Committee administers Dr. Reddy's Employee Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007. The details of stock options granted by the Committee have been discussed in the Directors' Report.

The Chief of Human Resources makes periodic presentations to the Compensation Committee on organization structure, performance appraisals, increments and performance bonus recommendations. These keep the Directors updated on various Human Resources matters.

During the year the Board of Directors reconstituted the Compensation Committee in terms of its composition and presently the Committee consists of Mr. Ravi Bhoothalingam, Dr. J P Moreau, Ms. Kalpana Morparia and Mr. P N Devarajan as members of the Committee and Mr. Ravi Bhoothalingam acts as the Chairman of the Committee.

The Compensation Committee met three times during the year: on 17 May 2007, 23 July 2007, 24 October 2007 and 25 January 2008. Table 6 gives the composition and attendance record of the Compensation Committee.

The Chief of Human Resources is the Secretary of the Committee. The report of the Compensation Committee is enclosed as Exhibit 3 to this Section.

Governance Committee

During the year the Board of Directors reconstituted the Governance Committee in terms of its composition and renamed the Committee as Governance Committee. Presently the Committee consists of Mr. Anupam Puri, Prof. Krishna G Palepu and Dr. Omkar Goswami as members of the Committee and Mr. Anupam Puri acts as the Chairman of the Committee. Mr. P N Devarajan ceased to be the member of the Committee subsequent to the reconstitution effective 24 October 2007. The existing Committee maintains the composition of the independent Directors as members of the Committee.

The role of the Governance Committee is to:

- Shortlist nominees for induction to the Board of the Company;
- Selection of nominees on the Board of the Company;
- Recommend appointment of members to the Board for its consideration; and
- Review principles of corporate governance of the Company.

The Governance Committee met once during the year on 17 May 2007, and all members attended. The Company Secretary is the Secretary of the Committee.

TABLE 7 Strategy Committee Attendance IN FINANCIAL YEAR 2007-08

Committee members	Position	Meetings held	Meetings attended
Prof. Krishna G Palepu	Chairman	2	2
Mr. Anupam Puri	Member	2	2
Mr. G V Prasad	Member	2	2
Dr. Omkar Goswami	Member	2	2
Mr. Satish Reddy	Member	2	2
Mr. Ravi Bhoothalingam	Member	2	2

TABLE 8 Shareholders' Grievance Committee Attendance IN FINANCIAL YEAR 2007-08

Committee members	Position	Meetings	Meetings attended
Mr. P N Devarajan	Chairman	4	4
Mr. G V Prasad	Member	4	4
Mr. Satish Reddy	Member	4	4

Strategy Committee

The role of this Committee is to:

- Participate with management to develop or modify the Company's strategies, including
- overall mergers and acquisition plans;
- Recommend to the Board the adoption or modification of the Company's strategies;
- Oversee the development of plans to implement different strategies;
- Review progress and implementation of the strategies; and
- Assess and provide guidance on internal and external trends and developments that impact both strategy and execution.

The Strategy Committee is a combination of independent Directors and executive Directors. The Chairman of the Committee is an independent Director. The Committee met twice during the year on 17 May 2007 and 24 July 2007. **Table 7** gives the composition and attendance record of the Strategy Committee. The Company Secretary is the Secretary of the Committee.

During the year based on the recommendations and reviews made by the Board of Directors' at the Board retreat held in London proposed for the re-constitution of the Board Committees and changes in the Board processes. Subsequent to the reconstitution, the Committee was repealed and accordingly the terms of reference of the Committee were vested with the Board of Directors of the Company.

Shareholders' Grievance Committee

The Shareholders' Grievance Committee is empowered to perform all the functions of the Board in relation to handling of Shareholders' Grievances. It primarily focuses on:

- Review of investor complaints and their redressal;
- Review of the queries received from investors;
- Review of the work done by Share Transfer Agent; and
- Review of corporate actions related work.

The Shareholders' Grievance Committee consists of three Directors, including two executive Directors. The Chairman of the Committee is an independent Director. The Committee met four times during the year: on 17 May 2007, 23 July 2007, 24 October 2007 and 25 January 2008. **Table 8** gives the composition and attendance record of the Shareholders' Grievance Committee. The Company Secretary is the Secretary of the Committee.

The Company Secretary has been designated as Compliance Officer of the Company. An analysis of investor queries and complaints received during the year and pending disposal is given in this Annual Report in the Chapter on Additional Shareholders Information.

Investment Committee

The Investment Committee reviews the Company's capital investment proposals and ongoing projects. It consists of three Directors, including two executive Directors. The Chairman of the Committee is an executive Director. The Committee met once during the year on 7 November 2007 and all members attended. The Company Secretary is the Secretary of the Committee.

During the year the Board of Directors of the Company revised the terms of reference in Charter of the Investment Committee.

During the year, the Committee approved the investments in the projects for Chemical Technical Operations for its new block, existing facility upgradations and for QC, R&D and Office Infrastructure facilities in Biologics.

Management Committee

The role of Management Committee is to authorize Directors and officers of the Company to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administrative and dealing with other government / non-government authorities; approve loans to subsidiaries or other entities / persons up to an overall limit of Rs. 250 million; and approve borrowings from any person up to an overall limit of Rs. 250 million.

The Management Committee consists of three Directors including two executive Directors. The

Chairman of the Committee is an executive Director. The Committee held seven meetings during the year: on 11 May 2007, 24 July 2007, 1 October 2007, 12 November 2007, 14 January 2008, 14 February 2008 and 28 March 2008. The Company Secretary is the Secretary of the Committee.

MANAGEMENT

The management of Dr. Reddy's has developed and implemented policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. The management also identifies, measures, monitors and minimizes the risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

MANAGEMENT COUNCIL

Dr. Reddy's Management Council consists of all senior management members from the business units and corporate centre of the Company. It has a balanced representation from the Indian as well as its overseas offices. Page no.s 36 and 37 of this Annual Report gives the details of the members of the Management Council.

The Management Council meets once in a quarter for two to three full day sessions. Background notes for the meetings are circulated in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the Management Council during the year under review:

- Company's long term strategy, growth initiatives and priorities;
- Monitoring overall Company performance, including those of various business units;
- Decision on major corporate policies;
- Discussion and sign-off on annual plans, budgets and investments and any other major initiatives;
- Discussion on business alliances proposals and Organizational design and matters.

During the year, out-bound training programmes for team building were organized amongst the Management Council members.

MANAGEMENT DISCUSSION AND ANALYSIS

This annual report has a detailed Chapter on Management Discussion and Analysis.

MANAGEMENT DISCLOSURES

Senior management of the Company (employees at Senior Director level and above, as well as certain identified key employees) make annual disclosures to the Board relating to all material financial and commercial transactions where they have personal interest, if any, that may have a potential conflict with the interest of the Company at large. Such transactions have been discussed in financials sections of this Annual Report under Related Party Transactions.

PROHIBITION OF INSIDER TRADING

The Company has implemented a policy prohibiting Insider Trading in conformity with applicable regulations of the Securities Exchange Board of India ("SEBI") and Securities Exchange Commission ("SEC") of the USA. Necessary procedures have been laid down for employees, connected persons and persons deemed to be connected for trading in the securities of the Company. Blackout / quite periods, when the employees are not permitted to trade in the securities of the Company, are intimated to all employees from time to time.

INTERNAL CONTROL SYSTEMS

Effective governance consists of competent management; implementation of standard policies and processes; maintenance of an appropriate audit programme and internal control environment and effective risk monitoring and management information systems.

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board and the management periodically review the findings and recommendations of the auditors and take necessary corrective actions wherever necessary. The Board recognizes the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company.

INTERNAL CONTROLS

The Company maintains a system of internal controls designed to provide reasonable assurance regarding the achievement of objectives in following categories:

- Effectiveness and efficiency of operations;
- Adequacy of safeguards for assets;
- Reliability of financial controls; and
- Compliance with applicable laws and regulations.

The integrity and reliability of the internal control systems are achieved through clear policies and procedures, process automation, careful selection, training and development of employees, and an organization structure that segregates responsibilities.

Internal Audit at Dr. Reddy's is an independent and objective assurance function, responsible for evaluating and improving the effectiveness of risk management, control, and governance processes.

The department prepares annual audit plans based on risk assessment, and conducts extensive reviews covering financial, operational and compliance controls and risk mitigation. Areas requiring specialized knowledge are reviewed in partnership with external experts. Improvement opportunities identified during reviews are communicated to the management on an on-going basis.

The Audit Committee of the Board monitors the performance of internal audit on a periodic basis

TABLE 9 Details of Communication made IN FINANCIAL YEAR 2007-08

Means of communication	Frequency
Press releases / statements	27
Earnings calls	4
Publication of results	4

through review of audit plans, audit findings and speed of issue resolution through follow ups.

STATUTORY AND US GAAP AUDITS

For 2007–08, BSR & Co. audited the financial statements prepared under the Indian GAAP.

The Company had also appointed KPMG as independent auditors for the purpose of issuing opinion on the financial statements prepared under the US GAAP.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management, and the auditors at Audit Committee meetings as well as Audit Committee conference calls. Corrective actions suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by the management. Independent auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audit was made in accordance with generally accepted auditing standards, and included a review of the internal controls, to the extent considered necessary, to determine the audit procedures required to support their opinion.

AUDITORS' FEES

During the year, the Company paid Rs. 6.55 million to the statutory auditors of the Company BSR & Co. as auditors' fees. The Company also paid Rs. 1.23 million to the statutory auditors of the Company BSR & Co. for taxation and other matters.

INFORMATION TO STAKEHOLDERS

DISSEMINATION OF INFORMATION

The Company has established systems and procedures to disseminate relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large. The primary source of information regarding the operations of the Company is the corporate website of the Company www.drreddys.com.

All official news releases and presentations made to institutional investors and analysts are posted on the Company's website. An analysis of the various means of dissemination of information in the year under review is produced in **Table 9**.

Quarterly and Annual results of the Company are published in widely circulated national newspapers such as The Economic Times, Business Line and the local daily Vaartha. These are also disseminated internationally through Business Wire.

In addition to the corporate website, the Company maintains various portals such as www.customer2drl.com, www.housecallsindia.com and www.drlintouch.com, which have proved to be effective and widely appreciated tools for information dissemination.

INFORMATION TO SHAREHOLDERS

Reappointment of Directors

MR. ANUPAM PURI
INDEPENDENT DIRECTOR

Mr. Anupam Puri joined the Board of Directors of the Company as Director in 2002.

From 1970 to 2000, Mr. Anupam Puri was with McKinsey & Company. He worked globally with corporate clients in several industries on strategy and organizational issues, and also served several governments and multilateral institutions on public policy. Mr. Anupam Puri spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices, and was an elected member of the Board. He is currently a Special Advisor for Corsair Capital LLC. Mr. Anupam Puri holds a M. Phil. in Economics, Nuffield College, Oxford University, 1969; an MA in Economics from Balliol College, Oxford University, 1967; and a BA in Economics from Delhi University, India, 1965. He is also on the Boards of ICICI Bank Limited, Mahindra & Mahindra Limited and Tech Mahindra Limited.

He has 1,500 equity shares and 2000 ADRs of the Company as on 31 March 2008.

PROF. KRISHNA G PALEPU
INDEPENDENT DIRECTOR

Prof. Krishna G Palepu joined the Company's Board as Director in 2002. Prof. Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the titles of Senior Associate Dean for International Development. Prof. Palepu's current teaching and research activities focus on Globalization and Corporate Governance. He has published numerous research papers and cases, and is also the co-author of the book titled 'Business Analysis & Valuation: Text and Cases.' Prof. Palepu has a Masters degree in physics from Andhra University, a Postgraduate Diploma in Management from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an Honourary MA from Harvard, and an Honourary Doctorate from the Helsinki School of Economics. He serves as a consultant to a wide variety of businesses and is on the Boards of Satyam Computer Services Limited, Brooks Automation, and Polymedica Corporation.

He has 1,500 equity shares of the Company as on 31 March 2008.

Compliance Report on NYSE Corporate Governance Guidelines

Pursuant to Section 303A.11 of the NYSE Listed Companies Manual, Dr. Reddy's which is a foreign private issuer as defined by Securities and Exchange Commission, must make its U.S. investors aware of the significant ways in which the corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this has been posted on Dr. Reddy's website www.drreddys.com.

Compliance Report on Non-Mandatory Requirements under Clause 49

1. **The Board** The Chairman of Dr. Reddy's is an executive Director and he maintains the Chairman's office at the Company's expenses. The tenure of all independent Directors on the Board is less than nine years.
2. **Remuneration Committee** The Board of Directors has constituted a Compensation Committee, which is composed of independent Directors. This Committee also discharges the duties and responsibilities of Remuneration Committee as contemplated under non mandatory requirements of Clause 49. Details of the Compensation Committee and its powers have been discussed earlier in this section.
3. **Shareholders Rights** The Company did not send half yearly results to each household of the shareholders in 2007–08. However, it displays its quarterly and half-yearly results on its website www.drreddys.com and published in widely circulated newspapers.
4. **Audit Qualifications** The auditors have not qualified the financial statements of the Company.
5. **Training of Board Members** The Company believes that for the able discharge of the responsibilities of the Board it is essential that Board be continuously empowered with the knowledge of the latest developments in the Company's businesses and the external environment affecting the industry as a whole.

   In pursuit of achieving this goal, during the year, the Directors were given presentations on global business environment, all business areas of the Company including business strategy, risks and opportunities. The Directors visited various manufacturing and research locations of the Company.
6. **Mechanism for Evaluating Independent Board Members** A lead Director amongst the independent Directors has been identified to provide structured feedback to the Board on the functioning and performance of the Board to encourage healthy discussions and openness amongst the members of the Board.
7. **Whistle Blower Policy** The Company has framed a Whistle Blower policy, details of which have been discussed earlier in this section.

Additional shareholder information

The detailed "additional shareholder information" section is part of this Annual Report.

EXHIBIT 1

DECLARATION OF THE CHIEF EXECUTIVE OFFICER ON COMPLIANCE WITH CODE OF BUSINESS CONDUCT AND ETHICS

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics (COBE / "the Code"), which applies to all employees and Directors of the Company, its subsidiaries and affiliates. Under the code, it is the responsibility of all employees and Directors to familiarize themselves with the Code and comply with its standards.

I hereby certify that the Board members and senior management personnel of Dr. Reddy's have affirmed compliance with the Code of the Company for the financial year 2007–08.

G V PRASAD

VICE CHAIRMAN & CHIEF EXECUTIVE OFFICER

Date 20 May 2008

EXHIBIT 2

REPORT OF THE AUDIT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Audit Committee of the Board of Directors comprises three Directors. Each member of the Committee is an independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During the year, the Committee discussed with the Company's internal auditors and statutory auditors the scope and plans for their respective audits. The Committee discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the Company's audited financial statements with the management. BSR & Co., the Company's independent auditors for Indian GAAP financial statements, and KPMG, the Company's independent auditors for US GAAP financial statements are responsible for expressing their opinion on the conformity of the Company's audited financial statements with Generally Accepted Accounting Principles.

Relying on the review and discussions with the management and the independent auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with

Generally Accepted Accounting Principles in all material aspects.

During the year, the Committee devoted considerable time and effort towards the compliance with Section 404 of the US Sarbanes-Oxley Act (SOX) of 2002. In 2005–06, the Company became the first Indian manufacturing company to comply with Section 404 of the US Sarbanes-Oxley Act (SOX), in advance of the mandatory deadline of 31 March 2007 which was applicable for foreign private issuers.

The Committee also devoted time towards Enterprise-wide Risk Management processes and discussed in detail the risk profiles of the Company and their mitigation plans.

The Audit Committee has ensured that the Company's Code of Business Conduct and Ethics has the mechanism whereby no personnel intending to make a compliant relating to Securities and Financial reporting shall be denied access to the Audit Committee.

The Audit Committee has recommended that the Board accept the audited financial statements prepared in accordance with Indian GAAP and financial statements prepared under US GAAP as true and fair statements of the financial health of the Company. Further, the Committee has recommended that for 2008–09 the Board re-appoint BSR & Co. and KPMG as statutory independent auditors for Indian GAAP and US GAAP respectively.

DR. OMKAR GOSWAMI
CHAIRMAN, AUDIT COMMITTEE
Date 19 May 2008

EXHIBIT 3

REPORT OF THE COMPENSATION COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited

The Compensation Committee of the Board of Directors comprises four Directors. Each member of the Committee is an independent Director as defined under Indian laws and New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors. It has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its principal objective is to reward executive performance that will lead to long-term enhancement of shareholder value. The compensation policies are vital elements in the Company's drive to identify, develop and motivate high-potential leaders to create and sustain outstanding performance. The Compensation Committee is responsible for overseeing performance evaluation, approving compensation levels for all senior executives and oversight of the administration of the Employee Stock Option Plans.

During the year, the Committee discussed the Company's performance appraisal systems, and the outcome of the performance assessment programs and compensation policies. The Committee devoted considerable time in discussing the organization design and succession planning for critical positions within the Company.

As on 31 March 2008, the Company had 1,115,346 outstanding stock options, which amounts to 0.66% of total equity capital. The stock options have been granted to 477 employees of the Company and its subsidiaries under Dr. Reddy's Employee Stock Options Scheme, 2002 and Dr. Reddy's Employee ADR Stock Options Scheme, 2007. Out of the total 1,115,346 stock options, 158,780 stock options are exercisable at Fair Market Value and 956,566 stock options are exercisable at Par Value i.e. Rs. 5.

RAVI BHOOTHALINGAM
CHAIRMAN, COMPENSATION COMMITTEE
Date 19 May 2008

CERTIFICATE OF COMPLIANCE

To the Members of Dr. Reddy's Laboratories Limited

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ("the Company"), for the year ended on 31 March 2008, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Bombay Stock Exchange and the National Stock Exchange. The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for BSR & Co.
CHARTERED ACCOUNTANTS

S SETHURAMAN
PARTNER
Membership No. 203491

Place Hyderabad
Date 20 May 2008

CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet, Hyderabad 500 016
Andhra Pradesh, India
T +91-40-2373 1946
F +91-40-2373 1955
W http://www.drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

CHIEF COMPLIANCE OFFICER

Saumen Chakraborty
Chief Financial Officer
T +91-40-2373 1946
F +91-40-2373 1955
E saumenc@drreddys.com

COMPLIANCE OFFICER

V S Suresh
Company Secretary
T +91-40-2373 4504
F +91-40-2373 1955
E sureshvs@drreddys.com

ADR INVESTORS / INSTITUTIONAL INVESTORS / FINANCIAL ANALYSTS

Nikhil Shah
Investor Relations
T +91-40-6651 1532
F +91-40-2373 1955
E nikhilshah@drreddys.com

INDIAN RETAIL INVESTORS

N V S Pavan Kumar
Corporate Secretarial
T +91-40-2374 5274
F +91-40-2373 1955
E shares@drreddys.com / pavanknvs@drreddys.com

MEDIA

M Mythili
Corporate Communications
T +91-40-6651 1620
F +91-40-6651 1621
E mythilim@drreddys.com

ANNUAL GENERAL MEETING

Date Tuesday, 22 July 2008
Time 11.30 AM
Venue Grand Ball Room, Hotel Taj Krishna
Road No.1, Banjara Hills, Hyderabad 500 034
Last date for receipt of proxy forms— 20 July 2008 before 11.30 AM.

Financial Calendar	
Tentative Calendar for Declaration of Financial Results in 2008–09	
For the quarter ending 30 June 2008	Last week of July, 2008
For the quarter and half year ending 30 September 2008	Last week of October, 2008
For the quarter and nine months ending 31 December 2008	Last week of January, 2009
For the year ending 31 March 2009	Last week of May, 2009
AGM for the year ending 31 March 2009	Second fortnight of July, 2009

DIVIDEND

The Board of Directors of the Company has proposed a dividend of Rs. 3.75 on equity shares of Rs. 5 each. The dividend will be paid on or after 26 July 2008, if approved by the shareholders at the Annual General Meeting scheduled on 22 July 2008.

BOOK CLOSURE DATE

The dates of book closure are from 8 July 2008 to 12 July 2008 (both days inclusive) for the purpose of payment of dividend.

Listing on Stock Exchanges and Stock Codes	
Equity Shares	**Stock Codes**
The Bombay Stock Exchange Limited ("BSE")	500124
National Stock Exchange of India Limited ("NSE")	DRREDDY
American Depository Receipts ("ADR")	**Stock Codes**
New York Stock Exchange Inc. ("NYSE")	RDY

NOTES

1. *Listing fees for the year 2008–09 has been paid to the Indian Stock Exchanges.*
2. *Listing fees to NYSE for listing of ADRs has been paid for the calendar year 2008.*
3. *Shares are also traded at other stock exchanges as permitted securities.*
4. *The Stock Code on Reuters is REDY.BO and on Bloomberg is DRRD@IN.*

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER (ISIN)

ISIN is a unique identification number of traded scrip. This number has to be quoted in each transaction relating to the dematerialised equity shares of the Company. The ISIN number of the equity shares of the Company is INE089A01023

CUSIP NUMBER FOR ADRs

The Committee on Uniform Security Identification Procedures ("CUSIP") of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognized globally by organizations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP number 256135203.

DEPOSITORIES

OVERSEAS DEPOSITORY OF ADRs

J P Morgan Chase Bank, N.A.
P.O. Box 43013
Providence
RI 02940-3013
T (781) 5754325

INDIAN CUSTODIAN OF ADRs

ICICI Limited
ICICI Towers, Bandra-Kurla Complex
Mumbai 400 051
Maharashtra, India
T +91-22-2653 1414
E shareholder@adr.com
F +91-22-2653 1122

REGISTRAR FOR INDIAN SHARES (COMMON AGENCY FOR DEMAT AND PHYSICAL SHARES)

Bigshare Services Private Limited
G-10 Left Wing, Amrutha Ville
Opp. Yashodha Hospital, Raj Bhavan Road
Hyderabad 500 082
T +91-40-2337 4967
F +91-40-2337 0295
Contact Person–Mr. G S Dharma Veer
E hyd2_bigshare@yahoo.com

EQUITY HISTORY OF THE COMPANY

Table 1, as given in next page, lists equity history of the Company since incorporation of the Company up to 31 March 2008.

TABLE 1 Equity History of the Company Since Incorporation of the Company — UP TO 31 MARCH 2008

Date	Particulars	Issued	Cancelled	Cumulative
24 February 1984	Issue to Promoters	200		200
22 November 1984	Issue to Promoters	243,300		243,500
14 June 1986	Issue to Promoters	6,500		250,000
9 August 1986	Issue to Public	1,116,250		1,366,250
30 September 1988	Forfeiture of 100 shares		100	1,366,150
9 August 1989	Rights Issue (2:1)	819,750		2,185,900
16 December 1991	Bonus Issue (2:1)	1,092,950		3,278,850
17 January 1993	Bonus Issue (1:1)	3,278,850		6,557,700
10 May 1994	Bonus Issue (1:2)	13,115,400		19,673,100
10 May 1994	Issue to Promoters	2,250,000		21,923,100
26 July 1994	GDR underlying Equity Shares	4,301,076		26,224,176
29 September 1995	SEFL Shareholders on merger (10:1)	263,062		26,487,238
30 January 2001	CDL Shareholders on merger (25:9)	5,142,942		31,630,180
30 January 2001	Cancellation of shares held in CDL		41,400	31,588,780
11 April 2001	ADR underlying Equity Shares	6,612,500		38,201,280
9 July 2001	GDR conversion into ADR			38,201,280
24 September 2001	ARL Shareholders on merger (12:1)	56,694		38,257,974
25 October 2001	Sub division of equity shares (Rs. 10 to Rs. 5 per share)			76,515,948
30 January 2004	Allotment pursuant to exercise of Stock Options	3,001		76,518,949
29 April 2005	Allotment pursuant to exercise of Stock Options	20,000		76,538,949
13 February 2006	Allotment pursuant to exercise of Stock Options	68,048		76,606,997
24 March 2006	Allotment pursuant to exercise of Stock Options	12,573		76,619,570
31 March 2006	Allotment pursuant to exercise of Stock Options	75,000		76,694,570
11 May 2006	Allotment pursuant to exercise of Stock Options	7,683		76,702,253
1 July 2006	Allotment pursuant to exercise of Stock Options	34,687		76,736,940
16 August 2006	Allotment pursuant to exercise of Stock Options	20,862		76,757,802
30 August 2006	Bonus Issue (1:1)	76,757,802		153,515,604
22 November 2006	ADR underlying Equity Shares	12,500,000		166,015,604
29 November 2006	ADR underlying Equity Shares (Green Shoe options)	1,800,000		167,815,604
19 December 2006	Allotment pursuant to exercise of Stock Options	13,958		167,829,562
16 February 2007	Allotment pursuant to exercise of Stock Options	70,782		167,900,344
20 March 2007	Allotment pursuant to exercise of Stock Options	11,836		167,912,180
21 June 2007	Allotment pursuant to exercise of Stock Options	137,672		168,049,852
10 July 2007	Allotment pursuant to exercise of Stock Options	47,590		168,097,442
5 October 2007	Allotment pursuant to exercise of Stock Options	34,700		168,132,142
4 January 2008	Allotment pursuant to exercise of Stock Options	3,510		168,135,652
21 February 2008	Allotment pursuant to exercise of Stock Options	37,094		168,172,746

CHART 1 Movement of the Company's share price in 2007–08 on NSE


S&P CNX Nifty
160
140
120
100
80
60
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08
31 Mar 08

NOTES

1. *All values are indexed to 100 as on 1 April 2007*
2. *S&P CNX Nifty is a diversified 50 stock index accounting for 23 sectors of the Indian corporates. It is owned and managed by India Index Services and Products Ltd. (IISL), which is a joint venture between NSE and CRISIL.*

DESCRIPTION OF VOTING RIGHTS

All shares issued by the Company carry the equal voting rights.

PERSONS HOLDING OVER 1% OF THE SHARES

Table 2 gives the names of the persons who hold more than 1 per cent shares of the Company as on 31 March 2008.

STOCK DATA

Table 3 gives the monthly high, low and the total number of shares / ADRs traded per month on the BSE, NSE and the NYSE during the financial year 2007–08.

Chart 1 gives the movement of the Company's share price on NSE vis-à-vis S&P CNX Nifty during the financial year 2007–08.

Chart 2 gives the movement of Dr. Reddy's ADR prices on NYSE vis-à-vis S&P ADR index during the financial year 2007–08 and Chart 3 gives premium

TABLE 2 Persons Holding 1% or More of the Shares in the Company — AS ON 31 MARCH 2008

Sl. No.	Name	No. of shares	%
1	Dr. Reddy's Holdings Private Limited	37,798,290	22.48
2	Life Insurance Corporation of India	20,619,743	12.26
3	HDFC Trustee Company Limited	7,194,919	4.28
4	Baytree Investments (Mauritius)	6,767,346	4.02
5	HSBC Global Investment Funds	6,384,557	3.80
6	FID Funds (Mauritius) Limited	4,253,656	2.53
7	M and G Investment Limited	3,001,343	1.78
8	Swiss Finance Corporation (Mauritius)	2,582,011	1.54
9	The Master Trust Bank of Japan Limited	1,848,608	1.10

(1) does not include ADR holdings

TABLE 3 High, Low and Number of Shares Traded per month on BSE, NSE And NYSE — IN 2007-08

Month	BSE			NSE			NYSE(1)		
	High (Rs.)	Low (Rs.)	No. of Shares	High (Rs.)	Low (Rs.)	No. of Shares	High (U.S.$)	Low (U.S.$)	No. of ADR
Apr 2007	757.00	690.00	3832530	752.00	685.00	11,003,810	17.48	15.85	8,077,000
May 2007	729.45	640.00	4949174	727.90	631.10	18,473,157	17.49	15.51	13,790,900
Jun 2007	664.00	608.90	2123927	665.00	605.10	9,625,129	16.23	14.97	6,571,300
Jul 2007	694.00	625.00	2261355	693.00	625.05	7,421,294	17.04	15.65	5,997,500
Aug 2007	645.00	603.30	1089050	646.00	607.00	6,313,814	16.19	14.83	6,600,600
Sept 2007	673.90	631.00	880110	674.95	633.05	5,265,444	16.59	15.72	4,170,600
Oct 2007	669.90	580.00	3343161	665.50	575.00	12,227,814	17.05	15.06	9,515,300
Nov 2007	635.00	595.00	1292028	633.50	583.25	5,609,823	16.13	14.76	6,059,700
Dec 2007	748.00	625.25	1542043	744.40	625.00	8,674,410	18.52	15.76	7,201,500
Jan 2008	760.00	520.00	2160001	763.00	500.10	8,871,078	18.66	13.62	10,924,700
Feb 2008	589.50	501.00	532407	586.95	424.25	4,789,491	14.75	13.21	5,507,500
Mar 2008	605.00	506.00	1190561	604.95	476.65	6,245,768	15.03	13.07	5,778,700

(1) One ADR is equal to one Equity share

CHART 2 Movement of ADR Prices in 2007–08


140
130
120
110
100
90
80
70
60
S&P ADR Index
Dr Reddy's ADR Price
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08
31 Mar 08

NOTES
1. *All values are indexed to 100 as on 1 April 2007*
2. *The S&P ADR Index is based on the non-U.S. stocks comprising the S&P Global 1200. For details of the methodology used to compute this index please visit www.adr.com*

TABLE 4 Distribution of Shareholdings on the Basis of Ownership

As on	31 March 2008		31 March 2007		
	No. of shares	% of total	No. of shares	% of total	% change
Promoter's Holding					
Individuals	4,479,484	2.66	4,489,584	2.68	(0.02)
Companies	37,798,290	22.48	37,798,290	22.51	(0.03)
Sub-Total	**42,277,774**	**25.14**	**42,287,874**	**25.19**	**(0.05)**
Indian Financial Institutions	21,366,488	12.71	13,961,129	8.31	4.40
Banks	405,898	0.24	523,345	0.31	(0.07)
Mutual Funds	9,691,099	5.76	10,794,465	6.43	(0.67)
Foreign holdings					
Foreign Institutional Investors	41,726,515	24.81	46,162,315	27.49	(2.68)
Non Resident Indians	3,231,295	1.92	3,412,822	2.03	(0.11)
ADRs / Foreign National	28,174,977	16.75	27,880,976	16.61	0.14
Overseas Corporate Bodies	–	–	–	–	–
Sub total	**104,596,272**	**62.19**	**102,735,052**	**61.18**	**(1.01)**
Indian Public and Corporate	21,298,700	12.67	22,889,254	13.63	(0.96)
Total	**168,172,746**	**100.00**	**167,912,180**	**100.00**	

TABLE 5 Distribution of Shareholding According to Shareholder Class ON 31 MARCH 2008

Shares held	No. of shareholders	% of shareholders	No. of shares held	% of share holding
1 – 5,000	96,555	96.17	8,299,806	4.93
5,001 – 10,000	1,590	1.58	2,334,134	1.39
10,001 – 20,000	1,128	1.12	3,326,926	1.98
20,001 – 30,000	355	0.35	1,808,732	1.08
30,001 – 40,000	223	0.22	1,532,020	0.91
40,001 – 50,000	88	0.09	802,367	0.48
50,001 – 100,000	226	0.23	3,062,050	1.82
100,001 and above	231	0.24	118,834,394	70.66
Total, excluding ADRs	**100,396**	**100.00**	**140,000,429**	**83.25**
Equity shares underlying ADRs[1]	1	0.00	28,172,317	16.75
Total	**100,397**	**100.00**	**168,172,746**	**100.00**

[1] *held by beneficial owners outside India*

CHART 3 Premium on ADR Traded at NYSE, Versus Price Quoted at the NSE (IN %)


10
8
6
4
2
0
-2
-4
-6
-8
-10
Apr 07
May 07
Jun 07
Jul 07
Aug 07
Sep 07
Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
31 Mar 08

NOTES
Premium has been calculated on a daily basis using RBI reference exchange rate

in per cent on ADR traded at NYSE compared to price quoted at NSE.

SHAREHOLDING PATTERN AS ON 31 MARCH 2008

Tables 4 and 5 give the data on shareholding classified on the basis of ownership and shareholder class, respectively.

DIVIDEND HISTORY

Chart 4 gives the dividend history of the Company from 1996-97. The dividend proposed for 2007-08 is 75% i.e Rs. 3.75 pre share of Rs. 5 face value.

NOMINATION FACILITY

Shareholders holding physical shares may, if they so want, send their nominations in prescribed Form 2B of

TABLE 6 Shares Transferred / Transmitted in Physical Form

	2007–08	2006–07
Number of transfers / transmissions	188	317
Number of shares	31,811	54,172

the Companies (Central Government's) General Rules and Forms, 1956 to the Registrars & Transfer Agents of the Company. Those holding shares in dematerialised form may contact their respective Depository Participant (DP) to avail the nomination facility.

SHARE TRANSFER SYSTEM

All services relating to share transfers / transmissions and information may be addressed to:

Bigshare Services Private Limited
G-10 Left Wing, Amrutha Ville
Opp. Yashodha Hospital, Raj Bhavan Road
Hyderabad 500 082
T +91-40-2337 4967
F +91-40-2337 0295
E hyd2_bigshare@yahoo.com
Contact Person–Mr. Dharma Veer, Branch Manager

The Company periodically audits the operations of Share Transfer Agent. The number of shares transferred / transmitted in physical form during the last two financial years is given in **Table 6**.

DEMATERIALISATION OF SHARES

The Company's scrip forms part of the compulsory dematerialisation segment for all investors with effect from 15 February 1999. To facilitate easy access of the dematerialised system to the investors, the Company has signed up with both the depositories — namely, the National Securities Depository Limited ("NSDL") and the Central Depository Services (India) Limited ("CDSL") — and has established connectivity with the depositories through its Registrar, Bigshare Services Private Limited.

Chart 5 gives the breakup of dematerialized shares and shares in certificate form as on 31 March 2008 as compared with that of 31 March 2007. Dematerialisation of shares is done through Bigshare Services Private Limited and on an average the dematerialisation process is completed within 10 days from the date of receipt of a valid dematerialisation request along with the relevant documents.

SECRETARIAL AUDIT

For each quarter of the financial year 2007–08, a qualified practicing Company Secretary carried out secretarial audits to reconcile the total admitted capital

CHART 4 The Dividend History of the Company from 1996–97


Final Dividend
Interim Dividend
30%
30%
30%
30%
40%
150%
100%
100%
100%
100%
75%
75%
96-97
97-98
98-99
99-00
00-01
01-02
02-03
03-04
04-05
05-06
06-07
07-08

CHART 5 Break Up of Dematerialized Shares and Shares in Physical Form


Physical Form Promoters 18.96%
77.18% Electronic Form NSDL
Physical Form 2.58%
Electronic Form CDSL 1.28%

31 March 2007


Physical Form Promoters 18.93%
77.55% Electronic Form NSDL
Physical Form 2.36%
Electronic Form CDSL 1.16%

31 March 2008

TABLE 7 Shareholder Queries and Requests Received and Replied to IN 2007–08

Sl. No.	Nature of Letters	Opening Balance	Received	Replied	Closing Balance[1]
1	Change of address	–	227	227	–
2	Revalidation and issue of duplicate dividend warrants	33	498	507	24
3	Sub-division of shares	–	277	277	–
4	Share transfers	19	203	219	3
5	Transmission of shares	–	27	27	–
6	Split of shares	–	5	5	–
7	Stop transfer	–	35	35	–
8	Power of attorney registration	–	1	1	–
9	Change of bank mandate	–	34	34	–
10	Correction of name	–	1	1	–
11	Dematerialization of Shares	8	1,091	1,095	4
12	Rematerialization of Shares	–	8	8	–
13	Issue of duplicate share certificates of Dr. Reddy's	3	18	20	1
14	Issue of duplicate share certificates of ARL / SEFL / CDL	–	26	26	–
15	Letters & emails received from Shareholders	2	308	298	12
16	Complaints received from Stock Exchanges / SEBI etc.	–	50	50	–

[1]The Company has resolved all the shareholders' complaints as on 31 March 2008. The above table does not include those shareholders' complaints, which are pending in various courts.

TABLE 8 Last Three Annual General Meetings

Year	Date and time	Location	Special resolution(s) passed
2004–05	27 July 2005 At 11.30 A.M	Hotel Viceroy, Tank Bund Road, Hyderabad 500 080	• Amendment in Dr. Reddy's Employees Stock Options Scheme, 2002 • Approval to the Employees Stock Option Scheme
2005–06	28 July 2006 At 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034	• Remuneration of Directors other than the Managing / Whole-time Directors • Further issue of shares
2006–07	24 July 2007 At 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034	No Special resolution was passed

with NSDL and CDSL, and total issued and listed capital. The audit reports confirm that the total issued / paid up capital is in agreement with the total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL.

OUTSTANDING ADRs AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the U.S. on New York Stock Exchange ("NYSE") under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on 31 March 2008, there were approximately 22,600 record holders of ADRs evidencing 28,172,317 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN 2007–08

Table 7 gives details of types of shareholder queries received and replied to during 2007–08. Pending queries and requests were either received during the last week of March 2008, or were pending due to non-receipt of information / documents from the shareholders.

DATES AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 8 gives the date, time, location and business transacted at last three Annual General Meetings.

All special resolutions in the Annual General Meetings held in 2005 and 2006 were passed through show of hands. There is no proposal to conduct postal ballot for any matter in ensuing Annual General Meeting.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are six pending cases relating to disputes over title of the shares, in which the Company has been made a party. These cases, however, are not material in nature.

UNCLAIMED DIVIDENDS

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the financial year 1999–2000 have been transferred to the general revenue account of the Central Government / Investor Education and Protection Fund.

TABLE 9 Dates of Transfer of Unclaimed Dividend

Financial year	Type of dividend	Date of declaration	Amount outstanding as on 31 March 2008	Due for transfer on
2000-2001	Final	24.09.2001	1,142,948.00	31.10.2008
2001-2002	Interim	31.10.2001	1,781,300.00	07.12.2008
2001-2002	Final	26.08.2002	1,142,930.50	02.10.2009
2002-2003	Final	25.08.2003	1,595,815.00	01.10.2010
2003-2004	Final	28.07.2004	2,072,345.00	03.09.2011
2004-2005	Final	27.07.2005	1,802,065.00	02.09.2012
2005-2006	Final	28.07.2006	1,671,630.00	03.09.2013
2006-2007	Final	24.07.2007	3,162,502.50	30.08.2014

The dividends for the period listed above in **Table 9**, which remain unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956. **Table 9** gives the transfer dates in this regard. Shareholders who have not claimed these dividends are, therefore, requested to do so before they are statutorily transferred to the Investor Education and Protection Fund. Shareholders who have not encashed their dividend warrants relating to the dividends specified in **Table 9** are requested to immediately approach M/s Bigshare Services Private Limited, Hyderabad for the issue of duplicate warrants / demand drafts in lieu of the dividend warrants.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance relating to capital markets for the last three years.

FINANCIAL RESULTS ON COMPANY'S WEBSITE

The quarterly, half yearly and annual results of the Company are displayed on its website www.drreddys.com. Presentations to analysts, as and when made, are immediately placed on the website for the benefit of the shareholders and public at large. Apart from the above, the Company also regularly provides relevant information to the stock exchanges as per the requirements of the listing agreements.

PLANT LOCATIONS IN INDIA

Chemical Tech-Ops

CTO – I
Plot No. 137,138 & 146
IDA Bollaram, Jinnaram Mandal
Medak Dist., A P
Pin: 502 320

CTO – II
Plot No. 110 & 111
IDA Bollaram, Jinnaram Mandal
Medak Dist., A P
Pin: 502 320

CTO – III
Plot No. 116
IDA Bollaram, Jinnaram Mandal
Medak Dist., A P
Pin: 502 320

CTO – IV
Plot No. 9/A
Phase – III, IDA Jeedimetla
Ranga Reddy Dist., A P
Pin: 500 055

CTO – V
Peddadevulapally
Tripuraram Mandal
Nalgonda Dist., AP
Pin: 508 207

CTO – VI
IDA, Pydibheemavaram
Ransthal Mandal
Srikakulam Dist., AP
Pin: 532 409

CTO – IX
IDA, Pydibheemavaram
Ransthal Mandal
Srikakulam Dist., AP
Pin: 532 409

Formulation Tech-Ops

FTO – I
IDA Bollaram
Jinnaram Mandal
Medak Dist., AP

FTO – II
S Y No.42, Bachupally
Qutubullapur Mandal
Ranga Reddy Dist., AP
Pin: 500 123

FTO – III
S Y No.41, Bachupally
Qutubullapur Mandal
Ranga Reddy Dist., AP
Pin: 500 123

FTO – IV
Ward-F, Block-4
Adavipolam
Yanam, Pondicherry
Pin: 533 464

FTO – VI
Khol, Nalagarh, Solan
Nalagarh Road
Baddi-173205
Himachal Pradesh
Pin: 502 320

FTO – VII
Plot No. P1-P9, Phase III
Duvvada, VSEZ
Visakapatanam 530 046
Andhra Pradesh, India

Biologics
Biologics Development Centre (BDC)
Survery No. 47
Qutubullapur Mandal
Ranga Reddy Dist., AP
Pin: 500 123

PLANT LOCATIONS
OUTSIDE INDIA
Dr. Reddy's Laboratories (UK) Limited
Riverview Road, Beverly, East Yorkshire, HU 17 Old,
United Kingdom.

Kunshan Rotam Reddy Pharmaceutical Co. Limited
Huangpujiangzhonglu Kunshan Economic and
Technological Development Zone, Jiangsu province
China.

Industrias Quimicas Falcon de Mexico S.A. de C.V.
Km 4.5 Carr. Fed. Cuernavaca-Cuautla
62578 CIVAC, Jiutepec
Morelos, Mexico

Discovery Research
3075, Northwoods Circle
Norcross, Georgia 30071
USA

Dr. Reddy's Laboratories Louisiana LLC
8800 Line Avenue
Shreveport L.A 71106
USA

Dr. Reddy's Laboratories (EU) Limited
Steanard Lane, Mirfield
West Yorkshire WF 14, 8HZ
UK

Chirotech Technology Limited
West Yorkshire
162 Cambridge Science Park
Milton Road
Cambridge CB4 0GH
UK

INFORMATION ON DIRECTORS PROPOSED FOR REAPPOINTMENT

The information is given in the Chapter on Corporate Governance.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may post their queries relating to shares, dividends etc., at this Investor-Helpdesk.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the Company may be called by the requisition of shareholders. Such a requisition shall set out the matters of consideration for which the meeting is to be called on, signed by the requestors, and deposited at the registered office of the Company.

Pursuant to the provisions of the Companies Act, 1956, members entitled to the requisition of an Extraordinary General Meeting with regard to any matter shall be those who hold not less than one-tenth of the paid-up capital of the Company as at the date of the deposit of the requisition, and carry the right of voting in that matter.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 257 of the Companies Act, 1956, any member intending to propose a person for appointment on the Board of the Company shall leave a signed notice signifying candidature to the office of a Director, along with a deposit of Rs. 500 at the registered office of the Company, not less than fourteen days before the shareholders' meeting. All nominations are considered by the Governance Committee of the Board of Directors entirely consisting of independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association of the Company are available at the corporate website of the Company, www.drreddys.com.

CERTIFICATE FROM THE COMPANY SECRETARY

I, V Viswanath Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that the Company has:

a. Complied with provisions prescribed for Director Identification Number under Companies Act, 1956 and Director Identification Number Rules, 2006 as amended.
b. Maintained all the books of account and statutory registers prescribed under the Companies Act, 1956.
c. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and / or Authorities as required under the Companies Act, 1956.
d. Conducted the Board Meetings and Annual General Meetings as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.
e. Effected share transfers and despatched the certificates within the time limit prescribed by various authorities.
f. Not exceeded the borrowing powers.
g. Paid dividend to the shareholders within the time limit prescribed and has also transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit.
h. Complied with the regulations prescribed by the Stock Exchanges, SEBI and other Statutory Authorities and also the statutory requirements under the Companies Act, 1956 and other applicable statutes in force.

The certificate is given by the undersigned according to the best of his knowledge and belief, knowing fully well that on the faith and strength of what is stated above, the shareholders of the Company will place full reliance on it.

V VISWANATH
COMPANY SECRETARY

Place Hyderabad
Date 20 May 2008

Five Years at a Glance					ALL FIGURES IN RS. MILLION EXCEPT EPS
Year ending 31 March	2008	2007	2006	2005	2004
Income Statement Data					
Product sales	49,231	64,185	24,077	19,126	20,081
Service Income	740	882	142	47	22
License fees	35	28	48	346	-
Other			–	-	–
Total revenues	**50,006**	**65,095**	**24,267**	**19,519**	**20,104**
Cost of revenues	24,598	34,220	12,417	9,386	9,337
Gross profit	**25,408**	**30,876**	**11,850**	**10,134**	**10,767**
as a % of revenues	51	47	49	52	54
Operating Expenses					
Selling, general and administrative expenses	15,175	14,051	8,029	6,775	6,543
Research and development expenses	3,533	2,463	2,153	2,803	1,992
Amortization expenses	1,615	1,571	420	350	383
Write-down of intangible assets	2,489	1,770			
Impairment of Goodwill	90				
Foreign exchange (gain) / loss	(745)	(137)	126	489	(282)
Other Operating (income) / expenses, net	(107)	(174)	(320)	6	83
Total operating expenses	**22,050**	**19,544**	**10,408**	**10,423**	**8,718**
Operating income	**3,358**	**11,331**	**1,442**	**(289)**	**2,049**
as a % of revenues	7	17	6	(1)	10
Equity in loss of affiliate	2	(63)	(88)	(58)	(44)
Other (expense) / income, net	79	(769)	526	454	536
Income before income tax and minority interest	**3,438**	**10,500**	**1,887**	**107**	**2,540**
Income tax benefit / (expense)	1,229	(1,177)	(258)	94	(69)
Minority interest	10	3	(0)	10	3
Net income / (loss)	**4,678**	**9,327**	**1,629**	**211**	**2,474**
as a % of revenues	9	14	7	1	12
Net income / (loss) per equity share					
Basic EPS	28	59	11	1	16
Diluted EPS	28	59	11	1	16
Dividend declared per share of Rs. 5 (Rs.)	3.75	3.75	5.00	5.00	5.00
Balance Sheet Data					
Cash and cash equivalents	7,398	17,981	3,713	9,288	4,376
Working capital	15,228	18,933	1,345	10,771	11,103
Total assets	85,445	85,919	68,768	29,288	26,619
Total long-term debt, including current portion	14,679	21,541	21,863	31	184
Total stockholders' equity	47,067	41,578	22,272	20,953	21,039
Additional Data					
Net cash provided by / (used in):					
Operating activities	6,123	11,805	1,643	2,292	3,999
Investing activities	(9,600)	592	(34,524)	633	(6,506)
Financing activities	(6,828)	1,754	27,211	1,931	(376)
Effect of exchange rate changes on cash	(278)	118	95	56	(14)
Expenditure on property, plant and equipment	(6,348)	(4,477)	(1,873)	(1,749)	(2,416)

NOTE
EPS for 2004 – 2008 has been adjusted for bonus issue.

Ratio Analysis

Ratios	2008	2007	2006
Performance Ratios			
International Revenue / total revenue %	79.1	85.9	65.9
Domestic revenue / total revenue %	20.9	14.1	34.1
Gross profit / total revenue %	50.8	37.4	48.8
—API %	33.7	39.1	28.2
—Formulations %	73.5	70.0	68.9
—Generics %	47.6	45.5	46.5
—Custom pharmaceutical services %	34.6	29.4	24.7
Selling, General and Administrative expenses / total revenue %	30.3	21.6	33.1
R&D Expenses / total revenue %	7.1	3.8	8.9
—Drug Discovery / Total R&D %	24.1	31.5	37.8
Operating profit / total revenue %	6.7	17.4	5.9
Depreciation and amortization / total revenue %	6.8	4.6	6.5
Other income / total revenue %	0.2	1.2	2.2
Profit before tax / total revenue %	6.9	16.1	7.8
Profit after tax / total revenue %	9.4	14.3	6.7
Balance Sheet Ratios			
Fixed Assets turnover ratio	3.4	6.1	3.0
Capital expenditure / total revenue %	12.7	6.9	7.7
Working Capital Turnover ratio 1	5.9	9.8	4.9
Debt / Equity	0.4	0.6	1.39
Debtors turnover (Days)	52.3	35.0	63.0
Inventory turnover ratio (Days)	138.6	77.0	153.0
Cash and cash equivalents / total assets 2	8.7	21.6	14.2
Investments / total assets	5.6	1.3	1.6
Growth Ratios			
Total revenue %	(23.3)	168.2	24.3
—API %	(0.7)	44.2	18.6
—Formulations %	16.5	31.8	26.9
—Generics %	(46.5)	719.2	13.4
—Custom Pharmaceuticals %	(27.0)	397.4	325.8
International revenue %	(29.3)	249.6	24.7
Selling, General and Administrative expenses %	8.0	75.0	18.5
R&D Expenses %	43.5	14.4	(23.2)
Share Data			
Book Value (Rs. per Share)	279.9	247.6	145.2
Dividend %	75.0	75.0	100.0
Dividend per share (Rs)	3.75	3.75	5.00
Price / earnings, end of year	21.2	12.38	66.78
Basic earnings per share	27.8	58.82	10.64
Diluted earnings per share	27.7	58.56	10.62

NOTES

1. *Working Capital is calculated as [Accounts Receivables; Inventories & Other Current Assets] Less [Trade Accounts Payables, Accrued Expenses & Other Current liabilities].*
2. *Cash & cash equivalents includes Restricted Cash (current & non-current portion)*

EVA – Economic Value Added ®				AS AT 31 MARCH (RS. IN MILLIONS)	
	2,008	2,007	2,006	2,005	2,004
Shareholders Funds	49,428	41,578	22,272	20,953	21,039
Debt – LT (incl Current portion)	14,679	21,541	25	31	184
Total Capital employed	**64,107**	**63,119**	**22,297**	**20,984**	**21,223**
Earnings before Interest & Tax – EBIT	6,128	11,555	2,186	173	2,555
Tax on EBIT*	1,186	2,510	363	2	205
NOPAT (a)	**4,942**	**9,045**	**1,823**	**171**	**2,350**
Cost of Debt	3.6%	3.4%	2.1%	2.3%	1.9%
Cost of Equity & Retained Earnings	11.7%	13.8%	13.7%	12.3%	10.8%
Weighted average cost of capital	**9.8%**	**10.7%**	**13.7%**	**12.3%**	**10.7%**
Capital charges (b)	6,309	6,475	3,052	2,571	2,269
Economic Value added (a-b)	(1,367)	2,570	(1,229)	(2,400)	80

® EVA is a registered trademark of Stern Stewart & Co.

NOTE

1. *The cost of equity is calculated by using the following formula:*
   Return on risk-free investment + expected risk premium on equity investment adjusted for the beta variant for Dr. Reddy's in India
2. *10-year G-Sec yield taken as the risk-free rate of investment (7.98%)*
3. *Beta value of 0.45 used for calculation of cost of equity*
4. *Taxes on EBIT calculated at the Effective Tax Rate (excluding deferred taxes)*
5. *All the calculations are based on US GAAP Consolidated Financials*
6. *Long Term debt of Rs. 21.8 billion taken in March 2006 has been ignored for 2006 EVA calculation*
7. *EBIT for FY08, excludes one time writedown of intangibles at betapharm of Rs. 2,361 Million*


Economic Value Added
RS. IN MILLIONS
80
2004
(2,400)
2005
(1,229)
2006
2,570
2007
(1,367)
2008

MVA – Market Value Added					AS AT 31 MARCH (RS. IN MILLIONS)
	2,008	2,007	2,006	2,005	2,004
Current Market Value of Debt [1]	14,679	21,541	21,863	31	184
No of outstanding shares (Mn)	168	168	77	77	77
Share price details [2]					
High for the year	763	889	1,517	1,004	1,461
Low for the year	424	570	605	650	816
Average Price	**594**	**730**	**1,061**	**827**	**1,139**
Average Market Value of Equity	99,832	122,492	81,216	63,302	87,124
Market Value of Debt & Equity	114,511	144,033	103,079	63,333	87,308
Book Value of Debt & Equity[3]	64,107	63,119	44,135	20,984	21,070
Market Value at end of year	**50,404**	**80,914**	**58,944**	**42,349**	**66,238**
Net MVA added during the year	**(30,510)**	**21,970**	**16,595**	**(23,889)**	**15,105**

[1] Book values, including current portion

[2] Share prices in 2007 and 2008 adjusted for bonus issue

[3] Book value of Equity excludes on time writedown of intangibles at betapharm of Rs. 2,361 Million

Market Value Added — RS. IN MILLIONS


15,105
2004
(23,889)
2005
16,595
2006
21,970
2007
(30,510)
2008

Dear Members,

Your Directors are pleased to present the 24th Annual Report for the year ended 31 March 2008.

FINANCIAL HIGHLIGHTS

Table –1 gives the financial highlights of the Company in the financial year 2007–08 as compared to previous financial year on Indian GAAP standalone basis.

DIVIDEND

Your Directors are pleased to recommend a dividend of Rs. 3.75 per equity share of Rs. 5.00 for the financial year 2007–08. The dividend, if approved at the ensuing Annual General Meeting, will be paid to those shareholders whose name appears on the register of members of the Company as on 12 July 2008.

The dividend would be tax-free in the hands of the shareholders.

EMPLOYEE STOCK OPTION SCHEMES

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on 31 March 2008 under the "Dr. Reddy's Employees Stock Option Scheme, 2002" and the "Dr. Reddy's Employees ADR Stock Option Scheme, 2007" are set out in the Annexure –1 to the Directors' Report.

Your Directors proposed to amend further, the Dr. Reddy's Employees Stock Option Scheme, 2002" and the "Dr. Reddy's Employees ADR Stock Option Scheme, 2007 in view of the Finance Ministry's move on levying the Fringe Benefit Tax (FBT) on the employee stock options (ESOPs) under the Income Tax Act, 1961 and also proposed to remove the grades / designations prescribed under the existing Clause 9 (a) of Dr. Reddy's Employees Stock Option Scheme 2002 pursuant to the changes in the work levels in the Organisation structure of the Company and proposed for necessary amendment in the said clause of the scheme of the stock options respectively.

SHARE CAPITAL

The paid up Share Capital of your Company increased by Rs. 1,302,830 in the financial year ended 31 March 2008, due to allotment of 260,566 equity shares on exercise of Stock Options by the eligible employees under Dr. Reddy's Employees Stock Option Scheme, 2002.

CORPORATE GOVERNANCE AND ADDITIONAL INFORMATION TO SHAREHOLDERS

A detailed report on the Corporate Governance system and practices of the Company are given in a separate section in this annual report. Detailed information for the shareholders is given in Additional Shareholders' Information section.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed Management Discussion and Analysis is provided in the annual report.

SUBSIDIARY COMPANIES

The Company had 34 subsidiary companies as on 31 March 2008. The members may refer to the Statement under Section 212 of the Companies Act, 1956 and information on the financials of subsidiaries appended to the above Statement under Section 212 of the Companies Act, 1956 in this Annual Report for further information on these subsidiaries.

The Ministry of Company Affairs vide its letter No. 47/310/2008-CL-III dated 19 May 2008 granted approval to the Company for not attaching the financials of subsidiary companies to the financials of the Company for the financial year 2007–08.

The members, if they desire, may write to Company Secretary at Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad – 500 016 to obtain a copy of the financials of the subsidiary companies.

DIRECTORS RESPONSIBILITY STATEMENT

In terms of Section 217(2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;
2. We have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2007–08 and of profit of the Company for that period;

TABLE 1 Financial Highlights for the Financial Year Ended 31 March (RS. IN THOUSANDS)

	2008	2007
Income	**35,850,075**	**40,843,048**
Gross profit	**7,460,889**	**14,993,466**
Depreciation	1,619,862	1,335,009
Profit before tax	5,841,027	13,658,457
Taxation		
Current tax	(1,088,808)	(1,889,864)
Net profit for the year	**4,752,219**	**11,768,593**
Add: Profit and loss brought forward	13,036,395	3,196,508
TOTAL AVAILABLE FOR APPROPRIATIONS	**17,788,614**	**14,965,101**
APPROPRIATIONS		
Proposed dividend on equity shares	630,648	629,671
Tax on proposed dividend	107,179	107,013
Dividend of previous year	604	242
Transfer to general reserve	475,222	1,176,859
Balance carried forward	16,574,961	13,051,316

3. We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;
4. We have prepared the annual accounts on an on going concern basis.

FIXED DEPOSITS

Your Company has not accepted any fixed deposits under Section 58A of the Companies Act, 1956 and hence no amount of principal or interest was outstanding as of the Balance Sheet date.

DIRECTORS

Mr. Anupam Puri, Mr. P N Devarajan and Dr. Krishna G Palepu retire by rotation at the ensuing Annual General Meeting scheduled on 22 July 2008. Mr. P N Devarajan expressed his unwillingness to be reappointed and ceased to be the Director of the Company effective 20 May 2008. The other retiring Directors are eligible for re-appointment. The brief profiles of Mr. Anupam Puri and Dr. Krishna G Palepu are given in the Corporate Governance section for the reference of members.

The Board placed a record of their deep appreciation of the services rendered by Mr. P N Devarajan during his tenure of office.

AUDITORS

The Statutory Auditors of the Company BSR & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office of Statutory Auditors, if reappointed. The Audit Committee and the Board of Directors recommend BSR & Co. as Statutory Auditors of the Company for the financial year 2008–09 for shareholders approval.

COST AUDIT

Pursuant to Section 233B of the Companies Act, 1956, the Central Government has prescribed Cost Audit of the Company's Bulk Drugs Division and Formulations Division.

Subject to the approval of the Central Government, the Board has appointed Sagar& Associates as Cost Auditors of the Company for the financial year 2007–08. The Cost Audit is under process and the Company will submit the Cost Auditors' report to the Central Government in time.

PARTICULARS OF EMPLOYEES

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out in the Annexure – 2 to the Directors' Report.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rules, 1988 are set out in the Annexure – 3 to the Directors' Report.

ACKNOWLEDGEMENT

Your Directors place on record their sincere appreciation for significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients.

We also acknowledge the support and wise counsel extended to us by the analysts, bankers, government agencies, shareholders and investors at large. We look forward to having the same support in our endeavour to help people lead healthier lives.

FOR DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY
CHAIRMAN

Date 20 May 2008
Place Hyderabad

ANNEXURE TO THE DIRECTORS' REPORT

ANNEXURE – 1

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on 31 March 2008 under the Dr. Reddy's Employees Stock Option Scheme, 2002 and the Dr. Reddy's Employees ADR Stock Option Scheme, 2007 are as under:

Sl. No.	Description	Details	
		Dr. Reddy's Employees Stock Option Scheme, 2002	**Dr. Reddy's Employees ADR Stock Option Scheme, 2007**
1	Options granted	4,975,376	206,818
2	The pricing formula	Dr. Reddy's Employees Stock Option Scheme, 2002 provides for the grant of options in two categories:	Dr. Reddy's Employees ADR Stock Option Scheme, 2007 provides for the grant of options in two categories:
		Category A: 600,000 stock options out of the total of 4,590,956 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	Category A: 382,695 shall be available for grant of Stock Options at the fair market value; and
		Category B: 3,990,956 stock options out of the total of 4,590,956 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).	Category B: 1,148,084 Options shall be available for grant of Stock Options at par value of the shares i.e. Rs. 5 per option."
		The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.	The fair market value of a share on each grant date falling under Category A above is defined as the closing price of the Company's equity shares on the trading day immediately preceding the date of grant, in the stock exchange where there is highest trading volume during that period.
3	Options vested	192,194	Nil
4	Options exercised	841,650	Nil
5	The total number of shares arising as a result of exercise of option	841,650	Nil
6	Options lapsed	3,201,158	24,040
7	Variation of terms of options	1. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 28 July 2004.	Not applicable
		The amendment enabled the Company to grant Stock Options in two categories as discussed below. Before this amendment Dr. Reddy's Employees Stock Option Scheme, 2002 provided for grant of options at fair market value only.	
		Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	
		Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).	
		2. Members of the Company approved the amendment in Dr. Reddy's Employees Stock Option Scheme, 2002 at the Annual General Meeting held on 28 July 2004.	
		The amendment enabled the Company to grant Stock Options in two categories as discussed in para 2 above. Before this amendment Dr. Reddy's Employees Stock Option Scheme, 2002 provided for grant of options at fair market value only.	

8	Money realised by exercise of options			Rs. 107,559,568.70	Nil		
9	Total number of options in force			932,568			182,778
10	Employee wise details as on 31 March 2008 of options granted to						
	(i) Senior managerial personnel	Name	Exercise price	No. of options	Name	Exercise price	No. of options
		Mr. V S Vasudevan	Fair Market Value	101,480	Mr. Jeff Wasserstein	Par Value	22,000
			Par Value	15,000			
		Mr. Abhijit Mukherjee	Par Value	20,900	Mr. Mark Hartman	Fair Market Value	20,000
		Mr. Arun Sawhney	Par Value	21,370			
		Mr. Ashwani Kumar Malhotra	Par Value	16,252			
		Mr. Jaspal Singh Bajwa	Par Value	22,500			
		Mr. K B Sankara Rao	Par Value	25,220			
		Mr. Mark Hartman	Fair Market Value	32,000			
		Mr. Raghu Cidambi	Par Value	21,750			
		Mr. Saumen Chakraborty	Fair Market Value	5,000			
			Par Value	21,550			
	(ii) Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Nil			Nil		
	(iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant;	Nil			Nil		
11	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'			29.44			

12	The difference between the employee compensation cost computed under Intrinsic Value Method and the employee compensation cost that shall have been recognized if the Company had used the Fair Value Methods and its impact on profits and on EPS of the Company	The employee Compensation Cost on account of ESOP in the financial year 2007–08 based on Intrinsic Value Method is Rs. 207.12 million. Had the Company used the Fair Value Method, the ESOP cost in the financial year 2007–08 would have been Rs. 234.54 million. There would not have been any adverse effect on the Profit and EPS, on using fair value method of accounting.
13	Weighted-average exercise prices and weighted-average fair values of options for options whose exercise price either equals or exceeds or is less than the market price of the stock	Weighted average exercise price of the outstanding Fair Market Value options as on 31 March 2008 was Rs. 421.79/-. Weighted average exercise price of the outstanding Par Value options as on 31 March 2008 was Rs. 5. The weighted average fair value of the outstanding options as on 31 March 2008 was Rs. 526.92.
14	Description of the method and significant assumptions used during the year to estimate the fair values of options:	The Company has opted Intrinsic Value Method for accounting of Compensation Cost arising out of ESOP. However for disclosures in para 12 above the following assumptions have been used:
	(i) Risk-free interest rate,	7.8% – 8.2%
	(ii) Expected life,	12 months to 78 months
	(iii) Expected volatility,	28.40% to 32.70%
	(iv) Expected dividends, and	0.75%
	(v) The price of the underlying share in market at the time of option grant	Rs. 663.60 to Rs. 747.35

ANNEXURE - 2 Information as per Section 217 (2A) of the Companies Act, 1956 and Companies (Particulars of Employees) Rules 1975 as amended,

NO.	NAME OF THE EMPLOYEE	AGE	DESIGNATION / NATURE OF DUTY	GROSS REMUNERATION
	Employed for the full year			
1	Dr. K Anji Reddy	68	Chairman	145,082,600
2	Mr. G V Prasad	47	Vice Chairman and CEO	108,689,400
3	Mr. K Satish Reddy	40	Managing Director and COO	108,674,400
4	Mr. Saumen Chakraborty	47	President and Chief Financial Officer	14,223,788
5	Mr. Abhijit Mukharjee	49	President	13,711,512
6	Mr. Arun Sawhney	52	President	15,636,448
7	Mr. Jaspal Singh Bajwa	56	President	14,777,682
8	Mr. Ashwani Kumar Malhotra	52	Executive Vice President	10,682,044
9	Mr. K B Sankara Rao	54	Executive Vice President	10,484,928
10	Mr. Vilas Dholye	58	Executive Vice President	7,532,000
11	Dr. Apurba Bhattacharya	55	Senior Vice President	6,184,077
12	Mr. Prabir Kumar Jha	41	Senior Vice President	8,215,047
13	Mr. Sharad Tyagi	47	Senior Vice President	4,913,400
14	Mr. B Madhusudan Rao	41	Vice President	5,538,145
15	Dr. Cartikeya Reddy	38	Vice President	5,927,933
16	Dr. C Seshagiri Rao	58	Vice President	5,173,725
17	Mr. J N G G Shankar	50	Vice President	5,123,779
18	Dr. Kashi Nath Singh	56	Vice President	7,289,098
19	Mr. K Ganesh	45	Vice President	4,364,024
20	Mr. K N Reddy	54	Vice President	4,855,473
21	Mr. K P Gopala Krishnan	51	Vice President	4,175,502
22	Mr. K Ranga Reddy	52	Vice President	3,893,509
23	Dr. K V S Ram Rao	45	Vice President	4,612,233
24	Dr. K Vyas	50	Vice President	4,389,389
25	Ms. Rajini Kesari	36	Vice President	3,492,521
26	Dr. Ravi Pillai	47	Vice President	4,539,101
27	Ms. Ritha Chandrachud	44	Vice President	5,895,913
28	Mr. R V Ramesh	39	Vice President	3,998,173
29	Mr. Sharat P Narsapur	42	Vice President	4,258,489
30	Mr. Singhai Sunil Chand	53	Vice President	5,272,438
31	Mr. Umang Vohra	36	Vice President	4,763,916
32	Mr. V K Chandrasekharan	56	Vice President	4,079,818
33	Mr. Vilas Dahanukar	42	Vice President	4,245,072
34	Mr. V V Parsuram	41	Vice President	3,255,542
35	Mr. Anindya Choudhury	38	Senior Director	2,855,346
36	Mr. Antony Raj Gomes	41	Senior Director	2,456,388
37	Mr. Atul Dhavle	37	Senior Director	3,666,776
38	Mr. B Karunakar	47	Senior Director	2,728,116
39	Mr. B V Srinivas	48	Senior Director	3,173,812
40	Mr. D Ravinder Rao	48	Senior Director	2,956,361
41	Dr. Harshal P Bhagwatwar	45	Senior Director	3,648,193
42	Mr. Kalyan Krishnan NH	48	Senior Director	2,789,441
43	Mr. Kaushik Mitter	41	Senior Director	3,036,207
44	Mr. K R Janardana Sarma	55	Senior Director	3,452,617
45	Mr. K Subba Raju	57	Senior Director	2,896,954
46	Mr. K Sumesh Reddy	40	Senior Director	4,490,876
47	Mr. Mannam Venkata Narasimham	40	Senior Director	2,461,348
48	Dr. M V Suryanarayana	47	Senior Director	3,374,021
49	Mr. Nanda Venkateswarlu	42	Senior Director	3,371,936
50	Mr. N S Yadav	52	Senior Director	3,360,286
51	Mr. P Muralidhar	39	Senior Director	4,454,208
52	Dr. P Pratap Reddy	50	Senior Director	2,535,051
53	Mr. P Yugandhar	36	Senior Director	4,258,261
54	Mr. Raghunathan Sampath	51	Senior Director	3,408,722

the names and other particulars of employees are as under:

QUALIFICATION	EXPERIENCE IN YEARS	DATE OF COMMENCEMENT	PARTICULARS OF LAST EMPLOYMENT
B.Sc. (Tech), Ph D	38	24.02.1984	Managing Director – Standard Organics Ltd.
B.Sc. (Chem Eng.), M.S. (Indl. Admn.)	24	30.06.1990	Promoter Director – Benzex Labs Pvt. Ltd.
B.Tech., M.S. (Medicinal Chemistry)	16	18.01.1993	Director – Globe Organics Ltd.
B.Sc. (H), M.B.A.- IIM	24	02.07.2001	Vice President – Tecumseh Products India Pvt. Ltd.
B.Tech (Chem.)	27	15.01.2003	President – Atul Ltd.
B.Com., P. G. D. B. M.	25	01.06.2001	Chief Executive – Max-GB Ltd.
B.Sc., M.B.A.	31	10.04.2003	Executive Director and COO – Marico Industries Ltd.
M.Pharm., P.G.D.- IEM, P.G.D.-CS	28	08.02.2001	Unit Head – Cipla Ltd.
M.Pharm.	30	29.09.1986	Production Executive – Cipla Ltd.
B.Tech (Chem)	29	18.12.2000	VP – Pidilite Industries Ltd.
M.Sc., Ph D	25	30.12.2005	Associate Proessor – Texas A&M Kingsville
M.A., P.G.D.M. (XLRI)	19	29.11.2002	Regional Head HR – Mahindra British Telecom
B.E., P.G.D.M.	22	16.01.2007	Director – Engelhard Asia Pacific India Pvt. Ltd.
M.Sc., M.Phil.	15	09.07.1993	–
B.Tech, M.S., Ph D	17	20.07.2004	Senior Engineer – Genetech Inc.
M.Sc., Ph D	34	21.04.1994	Senior Research Executive – IDPL
M.Pharm, M.B.A.	28	28.02.1996	General Manager – John Wyeth (India) Ltd.
M.Sc., Ph D	35	08.08.2003	President – Alkem Laboratories Ltd.
B.Com., A.C.A.	17	14.10.2005	Country Treasurer – Philips Electronics Ltd.
M.Sc.	31	16.06.1994	Manager – Ranbaxy Laboraoties Ltd.
B.E., P.G.D.P.M.	24	16.04.2003	General Manager – Sanmar Speciality Chemicals Ltd.
B.Com., C.A. Inter	23	12.08.1985	–
B.Tech, M.E., Ph D	14	03.04.2000	Senior Manager – Vam Organic Chemicals Ltd.
M.Sc., Ph D	28	15.07.1994	Post Doctoral Fellow – University of California
B.Com., A.C.A, A.I.C.W.A.	17	14.08.2001	Senior Auditor – KPMG
M.S., Ph D	16	04.07.2005	Asociate Director – Ranbaxy Research Laboratories
B.Sc., M.M.S.	22	14.07.2003	Senior Director – Fulford (India) Ltd.
B.E. (Chem.Engg)	16	12.11.2003	Vice President – Shasun Chemiclas & Drugs Ltd.
B.Tech (Chem. Engg.)	23	20.01.1998	Project Manager – Shrirang Agro Chem (P) Ltd.
M.Pharm.	29	19.02.2001	General Manager – Ranbaxy Laboratories Ltd.
B.E., M.B.A.	13	18.02.2002	Manager – Pepsico. India
B.Sc.	30	17.04.1992	Divisional Manager – Fyto Chem Formulations
M.Pharm., Ph D.	15	12.06.2003	Senior Principal Scientist – Schering Plough
A.C.A., PG Diploma., A.I.C.W.A.	21	06.12.2000	Senior Manager – Tecumseh Products India Pvt. Ltd.
B.E., P.G.D.M.	14	02.05.2005	Manager – Hindustan Lever Ltd.
B.Sc., P.G.D.I.A.C.	19	20.01.2003	Head – QC Cipla Ltd.
B.E.	16	07.06.1999	Deputy Manager – Du Pont Fibres Ltd.
B.Tech., P.G.D.M.	24	30.03.2005	Head – ICFAI Business School
B.Com, A.C.A., M.B.A.	16	11.12.1991	Assustant Manager – Fenner Finance Ltd.
M.A., M. Phil.	18	02.07.1994	Senior Executive – MM Restaurant & Resorts
M.Pharm., M.S., Ph D	14	02.08.2004	Associate Driector – Wockhardt Limited
B.Sc., M.Sc., M.B.A.	22	10.02.1998	Manager – Torrent Pharmaceuticals Ltd.
M.A., M.B.A.	16	26.09.2005	Consultant – Tata Sons Ltd.
M.Tech.	29	14.09.2005	Freelance Consultant
B.Sc.	30	15.08.1987	Deputy Manager – Du Pont Fibres Ltd.
B.Sc., L.L.B., L.L.M.	17	01.09.2002	Faculty – ISB Middle Earth
B.Com., A.C.S. Inter A.C.A.	17	12.06.2000	Executive Manager – Sanmar Group
M.Sc., M.Phil., Ph D	18	22.12.1989	–
B.Tech., P.G.D.I.E.	20	05.10.1998	Manager – IPI Automation Sdn Bhd
B.Sc.	30	01.09.1987	Executive – Cipla Ltd.
B.E., M.Sc.,Ph D	14	16.11.2001	General Manager – Idika Solutions
B.Sc., M.Sc., Ph D	19	04.08.2003	Associate Professor – Osmania University
M.M.S.	14	21.02.2001	Manager – Eli Lilly Ranbaxy Ltd.
B.Com., B.L., A.C.A.	23	02.01.2007	Director – BSR & Co.

NO.	NAME OF THE EMPLOYEE	AGE	DESIGNATION / NATURE OF DUTY	GROSS REMUNERATION
55	Dr. Ramesh Kumar	38	Senior Director	2,575,600
56	Mr. Sanjay S Shetgar	39	Senior Director	2,604,611
57	Mr. Sanjay Surendra Bhanushali	47	Senior Director	3,415,061
58	Mr. Savya Sachi	46	Senior Director	3,565,376
59	Dr. Shashank Narayan Rao Lulay	54	Senior Director	3,599,354
60	Mr. Shrikant G Kale	57	Senior Director	2,604,992
61	Mr. S Milind Hardas	47	Senior Director	4,374,596
62	Mr. Swapn	37	Senior Director	3,190,882
63	Mr. T S R Gautam Buddha	54	Senior Director	2,914,359
64	Mr. V Narayana Reddy	45	Senior Director	2,574,462
65	Mr. V S Suresh	50	Senior Director	4,137,369
66	Mr. V V Dikshit	47	Senior Director	2,677,988
67	Mr. V Viswanath	41	Senior Director	3,544,088
68	Dr. J Moses Babu	45	Principal Research Investigator	3,462,932
69	Dr. K B Sunil Kumar	45	Principal research Investigator	3,224,448
70	Dr. Sunil Kumar Singh	46	Principal research Investigator	2,668,333
71	Mr. Crispin Rivera	52	Director	9,883,654
72	Dr. K Srinivas	44	Director	2,435,765
73	Mr. N L Narasimha Das	49	Director	2,611,768
74	Mr. Raj Kumar Kapoor	44	Director	2,532,077
75	Mr. V Ragunathan	45	Director	2,415,229
	Employed for the part of the year			
76	Dr. R Rajgopalan	57	President	5,820,429
77	Dr. Rajinder Kumar	52	President, R&D and Commercial	21,374,919
78	Mr. Sandeep Sahney	42	Executive Vice President	10,020,092
79	Dr. Santosh K Mishra	52	Executive Vice President	1,610,515
80	Dr. N R Srinivas	47	Senior Vice President	8,986,725
81	Dr. Darshan B Makhey	41	Vice President-Global Quality	2,384,124
82	Mr. Indu Bhushan	42	Vice President	4,782,316
83	Mr. Joydeep Chatterjee	47	Vice President	2,501,658
84	Mr. K Ramesh	46	Vice President	4,475,971
85	Mr. Manoj Mehrotra	46	Vice President	3,433,334
86	Mr. Martin Sanjay K Ghosh	43	Vice President	262,500
87	Mr. M S Mohan	43	Vice President	5,308,552
88	Dr. Ranjan Chakraborty	49	Vice President	5,763,998
89	Dr. Sridhar Narayanan	39	Vice President	2,245,651
90	Mr. Anant Barbadikar	42	Senior Director	3,200,867
91	Mr. B S Yadav	46	Senior Director	3,546,558
92	Mr. Dheeraj Mishra	41	Senior Director	2,964,106
93	Mr. M Victor James Edward	47	Senior Director	2,768,586
94	Mr. N Thyagarajan	57	Senior Director	2,517,817
95	Mr. P V Sankar Dass	44	Senior Director	4,889,734
96	Mr. Parimal Upadhyay	42	Senior Director	4,063,833
97	Mr. Prashant Kumar Pathak	44	Senior Director	3,507,033
98	Dr. R Ezhil Arasan	48	Senior Director	5,396,544
99	Mr. Raju Subramanyam	42	Senior Director	966,711
100	Mr. Siraj Attari	55	Senior Director	228,974
101	Mr. V Rajasekaran	44	Senior Director	2,537,541
102	Dr. Parimal Misra	43	Principal Research Investigator	3,717,502
103	Dr. V M Sharma	44	Principal Research Investigator	2,565,651

NOTES

1. *All the above employments are contractual.*
2. *Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are relatives within the meaning of Section 6 of the Companies Act, 1956.*
3. *Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy are also eligible for commission on the net profits of the company. The Commission has been included in the remuneration specified above.*
4. *No individual employee is holding equivalent to or more than 2% of the shareholding of the Company*

QUALIFICATION	EXPERIENCE IN YEARS	DATE OF COMMENCEMENT	PARTICULARS OF LAST EMPLOYMENT
M.Sc., Ph D, L.L.B.	9	13.01.2000	Research officer – SIRIS Ltd.
M.Sc.	32	16.12.2002	Head – QA. Cipla Ltd.
B.Pharm.	25	09.04.1998	Manager – Cipla Ltd.
B.Sc.	21	15.11.1997	Regional Manager – Cipla Ltd.
M.Pharm., Ph D	25	04.07.2005	General Manager – Wockhard Ltd.
B.E., M.E.	34	01.03.2002	Consultatnt – PEP Consultants
B.Sc., D.M.M.	26	17.12.1994	Area Sales Manager – Wockhardt Ltd.
B.E., M.B.A.	15	15.09.2003	Head (Commercial) – MARS Inc.
M.Sc., P.G.D.I.E	9	11.11.1999	Manager – Ranbaxy Research Laboraoties Ltd.
M.A.	21	01.03.1990	APO – Novapoan Ltd.
B.Com, A.I.C.W.A., A.C.S.	29	02.09.1996	Executive Manager – Fisher-Xomox India Ltd.
B.Tech., P.G.D.B.M.	23	15.06.1994	Deputy Manager – Pfimex International Ltd.
M.Com., A.I.C.W.A., A.C.S.	22	16.01.1995	Assistant Manager – Priyadarshini Cement
M.Sc., Ph D	17	01.10.1993	Lecturer – Wesley College, Hyderabad
M.Sc., Ph D	16	10.04.1996	Assistant Driector – Vimta Labs Ltd.
M.Sc., Ph D	30	01.04.1998	Deputy Manager – Nicholas Piramal India Ltd.
Chemical Engineer	32	01.11.2006	Industrias Quimicas Falcon de Mexico.
M.Sc., Ph D	13	11.10.2002	Research Scientist – Wockhardt Research Center
B.Sc., B.L.	25	04.04.2002	Senior Manager (legal) – Hindustan Paper Corporation Ltd.
B.Com., A.C.A.	20	06.04.2006	Sr. Manager (Internal Audit) – Price Water House Coopers P. Ltd.
B.Sc., M.Sc.	14	27.03.1995	Manager – Techscience Servicep Ltd.
M.Sc., Ph D	34	18.04.1994	Principal Research Scientist – Hoechst India Ltd.
M.Sc., MBBS, PG Dip in Psychiatry & Neurology	25	30.04.2007	CEO and Founding Member – MeRaD Pharmaceuticals Ltd.
M.B.A.	20	04.04.2005	Director - Sales & Marketing – Eli Lilly & Co (I) Pvt. Ltd.
Ph D	20	18.02.2008	Managing Director – Lilly Systems Biology
B.Pharm., Ph D	17	01.06.2001	Senior Research Investigator – Bristol Myers Sqibbs Company
M.Pharm., Ph D	15	01.02.2008	Vice-President – Mayne Pharma (USA) Inc
M.Pharm.	16	03.11.2003	Associate Director – Lupin Ltd.
B.Tech., M.B.A.	25	02.04.2007	Vice President – Tecumsech Products India Pvt. Ltd.
B.E.(Mech.), M.M.S.	23	25.01.2002	General Manager – Max India Ltd.
B.Tech., P.G.D.B.M.	25	25.07.2007	Vice President – SRF Ltd.
B.Tech., M.B.A.	11	10.03.2008	General Works Manager – Ciba Speciality Chemicals (I) Ltd.
M.Pharm.	19	01.03.2000	Assistant Manager – Astra IDL Ltd.
M.Sc., Ph D	24	08.08.1985	Research Associate – University of Massachusetts Medical Centre
B.Pharm., Ph D	11	28.01.2008	Vice President – Glenmark Pharmaceuticals Ltd.
B.Tech.	21	20.06.2002	Project Manager – Gharda Chemicals Ltd.
M.Pharm., P.G.D.M.S.	26	28.07.1999	Works Manager – IPCA Laboratories Ltd.
B.Com., A.C.A., P.G.D.M.& F.	14	15.05.2006	Financial Controller – Foster's India Private Ltd.
B.Sc.	26	04.12.1998	TLM – Solares Pharmaceuticals
B.Tech., PG Diploma in Mgmt.	37	13.09.2007	Head – Projects, Jubilant Organosys Ltd.
B.Sc., D.M.M.	24	07.10.1991	Director – TDPL
B.Pharm., M.B.A.	19	09.10.1997	Area Business Manager – Pharmacia & Upjohn
B.Sc.	23	03.01.1994	SOL Pharmaceuticals Ltd.
M.B.B.S., M.D.	20	27.09.2004	Vice President – USV Ltd.
B.Tech., M.M.	16	18.02.2008	Project Manager – E I Dupont India Pvt. Ltd.
B.A.	23	03.03.2008	General Manager – Nagarjuna Fertilisers and Chemicals Ltd.
B.Sc., P.G.D.	22	29.04.2005	Vice President – Shasun Chemicals.
M.Sc., Ph D	20	05.11.1996	Associate Director – Council of Scientific Industrial Research
M.Sc., Ph D	16	02.06.1992	–

ANNEXURE - 3

FORM A

Form for Disclosure of Particulars with respect to Conservation of Energy.

A. Power and fuel consumption

1. Electricity

Purchased	2007-08	2006-07
Unit	118,283,306	102,560,471
Total amount (Rs.)	412,897,055	340,274,397
Rate / unit (Rs.)	3.49	3.31

Own generation - through diesel generator set	2007-08	2006-07
Unit	5,322,801	5,163,571
Units per ltr. of diesel oil	3.22	3.25
Rate / unit (Rs.)	10.42	9.43

2. Coal (used in boiler)	2007-08	2006-07
Quantity (tonnes)	50,427	37,777
Total Cost (Rs.)	162,387,363	100,365,087
Average rate (Rs.)	3,220	2,657

3. Furnace Oil	2007-08	2006-07
Quantity (K Lts.)	2,604	4,334
Total Cost (Rs.)	60,099,631	72,603,211
Rate / unit (Rs.)	23,080	16,752

FORM B

Research and development (R & D)

1. Specific areas in which R & D carried out by the Company

Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:

- Formulations, where our research and development activities are directed at the development of product formulations, process validation, bio-equivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets.
- Active pharmaceutical ingredients and intermediates, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients for use in our generics and formulations segments and for sales in the emerging and developed markets to third parties.
- Generics, where our research and development activities are directed at the development of product formulations, process validation, bio-equivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products whose patents and regulatory exclusivity periods have expired or are nearing expiration in the regulated markets of the United States and Europe.
- During fiscal 2004, we integrated the product development capabilities in our API, generics and formulations segments to increase our focus on productivity and product delivery, by combining technical excellence with process excellence. We also strengthened our technical, intellectual property and legal skills to enhance our new product development process. This will help us leverage our core technology strengths in chemistry and formulation development with legal, regulatory and intellectual property management expertise to expand our product pipeline.
- Critical care and biotechnology, where research and development activities are directed at the development of oncology and biotechnology products for the emerging as well as regulated markets.
- Custom pharmaceuticals, where we intend to leverage the strength of our process chemistry skills to cater to the niche segment of the specialty chemical industry targeting innovator pharmaceutical companies. The research and development is directed toward supporting the business to focus on marketing of process development and manufacturing services to emerging and established pharmaceutical companies.

- Drug discovery, where we are actively pursuing discovery and development of NCEs. Our research programs focus on the following therapeutic areas:
—Metabolic disorders
—Cardiovascular disorders
—Cancer
—Bacterial infections

We are pursuing an integrated research strategy with our laboratories in the U.S. focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules. Discovery is followed by selection and optimisation of lead molecules and further clinical development of those optimised leads at our laboratories in India.

2. Benefits derived as a result of the R&D
- Commercial production of the new products
- Modification of existing manufacturing processes for some of the products and significant savings in cost of production
- Modification of existing manufacturing processes to reduce the time cycle
- Indian patents and US patents filings
- Development of analytical methods for the products in various therapeutic areas

3. Future plan of action
- Commercialisation of new products for which the products are under trials at development stage. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D lab.
- Development of Analytical methods for the new products and method validations.

4. Expenditure on R & D:

Technology, absorption, adaptation and innovation

FORM C

Foreign exchange earnings and outgo

Please refer information given in the notes to the annual accounts of the Company in Schedule 19 Notes to accounts item No. 16 to item No. 17.

		FOR THE YEAR ENDED 31 MARCH	
		2008	2007
A	Capital (Rs. thousand)	115,270	470,868
B	Recurring (Rs. thousand)	3,219,204	2,457,109
C	Total (Rs. thousand)	3,334,474	2,927,977
	Total R & D expenditure as a percentage of total turnover	**9.85%**	**7.56%**

1	Efforts, in brief, made towards technology absorption, adaptation and innovation	The Company has a full-fledged R&D Division continuously engaged in research on new products and on process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by it. As soon as the technology is developed for a product, it is tested in Pilot Plant and thereafter commercial production is taken up. It is our philosophy to continuously upgrade the technology.
2	Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvement, cost reduction, product development, import substitution etc. The continuous up gradation and adoption of new technology has benefited the Company in the form of better production process, better yields, better quality of the end product and cost reduction.
3	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished: a) Technology imported b) Year of import c) Has technology been fully absorbed d) If not fully absorbed, areas where this has not taken place, reasons there for and future plans of action.	No Imported technology



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Auditors' Report to the Members of Dr. Reddy's Laboratories Limited

We have audited the attached Balance Sheet of Dr. Reddy's Laboratories Limited ("the Company") as at 31 March 2008, the Profit and Loss account and the Cash Flow Statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to above, we report that:

   (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) the Balance Sheet, Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable;

   (e) on the basis of written representations received from the directors, and taken on record by the Board of Directors, we report that none of the directors are disqualified as at 31 March 2008 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956; and

   (f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2008;

      (ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

      (iii) in the case of Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for **BSR & Co.**
Chartered Accountants

S Sethuraman
Partner
Membership No. 203491

Place: Hyderabad
Date: **20 May 2008**

Annexure to the Auditors' Report

The Annexure referred to in the auditors' report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended 31 March 2008. We report that:

i. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a phased programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this programme, certain fixed assets were physically verified by management during the year and no material discrepancies were identified during such verification.

(c) Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption.

ii. (a) The inventory, except goods-in-transit and stocks lying with third parties, has been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable. For stocks lying with third parties at the year-end, written confirmations have been obtained.

(b) In our opinion, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) The Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material.

iii. (a) The Company has granted loans to eight companies covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year was Rs. 5,448,571 thousands and the yearend balance of such loans was Rs. 5,335,271 thousands.

(b) In our opinion, the rate of interest and other terms and conditions on which loans have been granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of loans granted to companies listed in the register maintained under Section 301, where stipulations have been made, the borrowers have been regular in repaying the principal amounts as stipulated and in the payment of interest.

(d) There is no overdue amount of more than Rupees one lakh in respect of loans granted to any of the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

(e) The Company has not taken loans secured or unsecured from any companies, firms and other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

iv. In our opinion and according to the information and explanations given to us, and having regard to the explanation that purchases of certain items of inventories are for the Company's specialized requirements and similarly certain goods sold are for the specialized requirements of the buyers and suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. We have not observed any major weakness in the internal control system during the course of the audit.

v. (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in point (a) above and exceeding the value of Rs. 5 lakh with any party during the year, have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time except for the purchases of certain items of inventories which are for Company's specialized requirements and similarly for sale of certain goods for the specialized requirements of the buyers and for which suitable alternative sources are not available to obtain comparable quotations. However, on the basis of information and explanations provided, the same appear reasonable.

vi. The Company has not accepted any deposits from the public.

vii. In our opinion, the Company has an internal audit system commensurate with the size and nature of its business.

viii. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records.

ix. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales-tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities.

Annexure to the Auditors' Report

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues were in arrears as at 31 March 2008 for a period of more than six months from the date they became payable.

(c) Further, since the Central Government has till date not prescribed the amount of cess payable under Section 441A of the Companies Act, 1956, we are not in a position to comment upon the regularity or otherwise of Company in depositing the same.

(d) According to the information and explanations given to us, the dues set out in Appendix 1 in respect of Income tax, Sales tax, Customs duty and Excise duty have not been deposited with the appropriate authorities on account of disputes.

x. The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses during the financial year and in the immediately preceding financial year.

xi. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or to any financial institutions.

xii. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

xiii. In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual fund / society.

xiv. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, clause 4(xiv) of the Order is not applicable.

xv. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company.

xvi. In our opinion and according to the information and explanations given to us and on the basis of our examination of the books of account, the term loans obtained by the Company were applied for the purpose for which such loans were obtained.

xvii. According to the information and explanations given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment.

xviii. The Company has not made any preferential allotment of shares to companies / firms / parties covered in the register maintained under Section 301 of the Companies Act, 1956.

xix. The Company did not have any outstanding debentures during the year.

xx. We have verified the end-use of money raised by public issues as disclosed in the notes to the financial statements.

xxi. According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit. However, as indicated in Note 2(iv) of Schedule 20, the Company in the previous year received information from anonymous sources that certain persons have claimed income tax refunds by filing forged income tax deduction forms of the Company. The matter is currently under investigation. The Company, however, does not foresee any claim of damages, fine or penalty.

for **BSR & Co.**
Chartered Accountants

S Sethuraman
Partner
Membership No. 203491

Place: Hyderabad
Date: **20 May 2008**

Appendix 1 as referred to in para ix(d) of Annexure to the Auditors' Report

NAME OF THE STATUTE	NATURE OF THE DUES	AMOUNT (Rs. '000)	PERIOD TO WHICH THE AMOUNT RELATED	FORUM WHERE DISPUTE IS PENDING
Sales Tax (Including Central Sales Tax and Local Sales Tax)				
Central Sales Tax Act, 1956 – Andhra Pradesh	Tax	3,010	2003-04	Appellate Deputy Commissioner
Delhi Sales Tax Act, 1975,	Tax and Interest	691	2002-03	Appellate Deputy Commissioner
Central Sales Tax Act, 1969 – Gujarat	Tax	733	2003-04	Appellate Deputy Commissioner
Kerala General Sales Tax Act, 1963	Tax and surcharge	262	1997-98	Tax revision case filed with Kerala High Court
Central Sales Tax Act, 1956 – Kerala	Tax	245	1997-98	Tax revision case filed with Kerala High Court
Kerala General Sales Tax Act, 1963	Tax	1,610	1998-99	Tax revision case filed with Kerala High Court
Central Sales Tax Act, 1956 – Kerala	Tax	66	1998-99	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax and Interest	681	1999-00	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax	630	2000-01	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax	57	2001-02	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax	800	2001-02	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	86	2002-03	Appellate Deputy Commissioner
Kerala General Sales Tax Act, 1963	Tax	213	2003-04	Appellate Deputy Commissioner
Rajasthan Sales Tax Act, 1954	Tax	88	2004-05	Appellate Deputy Commissioner
Excise Duty				
Central Excise Act, 1944	Duty	575	2000-01	Asst. Commissioner
Central Excise Act, 1944	Duty	113	2000-01	Asst. Commissioner
Central Excise Act, 1944	Duty	85	2002-03	Revision Authority – Delhi
Central Excise Act, 1944	Duty and Penalty	69	2004-05	Revision Authority – Delhi
Central Excise Act, 1944	Credit and Penalty	116	2005-06	Customs Excise Service Appellate
Central Excise Act, 1944	Duty	4,729	2003-05	CESTAT
Central Excise Act, 1944	Duty	2,024	2004-06	CESTAT
Central Excise Act, 1944	Duty	2,452	2005-06	CESTAT
Central Excise Act, 1944	Duty	892	2002-03	Assistant Commissioner
Central Excise Act, 1944	Duty	26,744	2005-06	Commissioner of CEX, Pondicherry
Central Excise Act, 1944	Duty	702	2005-06	Commissioner-Appeals
Central Excise Act, 1944	Duty	392	2005-06	Assistant Commissioner
Central Excise Act, 1944	Interest	60	2003-04	Commissioner-Appeals
Central Excise Act, 1944	Duty	225	2005-06	Commissioner-Appeals
Central Excise Act, 1944	Interest	116	2005-06	Commissioner-Appeals
Central Excise Act, 1944	Duty	4,125	2004-06	Additional Commissioner – Hyd-IV
Central Excise Act, 1944	Duty	8,491	2005-07	Commissioner Hyd-IV
Central Excise Act, 1944	Duty	423	2004-05	Assistant Commissioner
Central Excise Act, 1944	Duty	11,786	2005-06	Commissioner Hyd-IV
Central Excise Act, 1944	Duty	469	2004-05	Assistant Commissioner
Central Excise Act, 1944	Duty	6,084	2005-06	Commissioner Hyd-IV
Central Excise Act, 1944	Duty	2,723	1999-04	Commissioner
Central Excise Act, 1944	Duty	4,349	2004-05	Commissioner
Central Excise Act, 1944	Duty	1,476	2004-05	Assistant Commissioner
Central Excise Act, 1944	Duty	9,219	2003-04	CESTAT
Central Excise Act, 1944	Duty	368	2004-05	Assistant Commissioner
Central Excise Act, 1944	Duty	10,001	2001-04	Commissioner
Central Excise Act, 1944	Valuation	398	2005-06	CESTAT
Central Excise Act, 1944	Valuation	6,913	2001-05	Commissioner
Central Excise Act, 1944	Valuation	78	Prior to July 2000	CESTAT
Central Excise Act, 1944	Duty	144	2006-07 & 2007-08	Assistant Commissioner
Central Excise Act, 1944	Duty	144	2006-07	Commissioner
Central Excise Act, 1944	Duty	7,450	2006-07 & 2007-08	Commissioner
Central Excise Act, 1944	Duty	152	2002-03	Assistant Commissioner
Central Excise Act, 1944	Duty	6,462	2006-07	Commissioner
Central Excise Act, 1944	Duty	18,397	2006-07	Commissioner
Central Excise Act, 1944	Duty	10,396	2006-07	Assistant Commissioner
Central Excise Act, 1944	Duty	6,207	2006-07	Assistant Commissioner
Central Excise Act, 1944	Duty	530	2006-07	Assistant Commissioner
Central Excise Act, 1944	Duty	4,786	2006-07	Assistant Commissioner
Central Excise Act, 1944	Duty	11,209	2006-07	Assistant Commissioner
Central Excise Act, 1944	Duty	965	1998-2002	CESTAT
Customs Duty				
Customs Act, 1962	Penalty	17,910	1994-00	Supreme Court
Customs Act, 1962	Duty	142	2003-04	CESTAT
Customs Act, 1962	Duty	258	2003-04	Commissioner
Customs Act, 1962	Excess DEPB	11,009	2003-07	Commissioner
Income Taxes				
Income Tax Act, 1961	Tax and Interest	153	1999-00	Tax and Interest
Income Tax Act, 1961	Tax and Interest	140,125	2002-03	Income Tax Appellate Tribunal (ITAT)
Income Tax Act, 1961	Tax and Interest	591	1993-94	ITAT
Income Tax Act, 1961	Tax and Interest	20,334	1993-94 & 1994-95	High Court, Andhra Pradesh
Income Tax Act, 1961	Tax and Interest	324	1991-92	High Court, Andhra Pradesh
Income Tax Act, 1961	Tax and Interest	1,199	1992-93	High Court, Andhra Pradesh
Income Tax Act, 1961	Tax and Interest	1,574	1993-94	High Court, Andhra Pradesh
Income Tax Act, 1961	Tax and Interest	3,838	1994-95	High Court, Andhra Pradesh

Balance Sheet AS AT 31 MARCH 2008

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	SCHEDULE	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	840,865	839,561
Reserves and surplus	2	47,277,184	42,894,005
		48,118,049	**43,733,566**
Loan funds			
Secured loans	3	34,022	19,225
Unsecured loans	4	4,589,052	3,279,794
		4,623,074	**3,299,019**
Deferred tax liability, net	20(3)	868,575	577,404
		53,609,698	**47,609,989**
APPLICATION OF FUNDS			
Fixed assets and Intangibles	5		
Gross block		17,502,108	12,911,921
Less: Accumulated depreciation and amortisation		(7,627,956)	(6,091,535)
Net block		9,874,152	6,820,386
Capital work-in-progress (including capital advances)		2,457,106	2,806,081
		12,331,258	**9,626,467**
Investments	6	19,306,197	8,302,126
Current assets, loans and advances			
Inventories	7	6,409,343	4,875,836
Sundry debtors	8	8,977,086	10,557,008
Cash and bank balances	9	5,373,417	14,567,111
Loans and advances	10	8,921,846	7,044,177
		29,681,692	**37,044,132**
Current liabilities and provisions			
Current liabilities	11	6,808,568	6,334,275
Provisions	12	900,881	1,028,461
		7,709,449	**7,362,736**
Net current assets		**21,972,243**	**29,681,396**
		53,609,698	**47,609,989**
Notes to Accounts	20		

The schedules referred to above form an integral part of the Balance Sheet

As per our report attached

for BSR & Co.
Chartered Accountants
S Sethuraman Partner
Membership No. 203491

Hyderabad 20 May 2008

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Saumen Chakraborty Chief Financial Officer
V Viswanath Company Secretary

Profit and Loss Account FOR THE YEAR ENDED 31 MARCH 2008

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	SCHEDULE		FOR THE YEAR ENDED 31 MARCH 2008		FOR THE YEAR ENDED 31 MARCH 2007
INCOME					
Sales, gross			33,864,865		38,261,368
Less: Excise duty on sales			(558,308)		(779,390)
Sales, net			**33,306,557**		**37,481,978**
License fees			215,832		1,744,737
Service income			416,373		447,040
Other income	13		1,911,313		1,169,293
			35,850,075		**40,843,048**
EXPENDITURE					
Material costs	14		12,534,602		11,215,910
Conversion charges			558,264		1,132,043
Excise duty			286,808		117,191
Personnel costs	15		3,686,203		2,797,652
Operating and other expenses	16		7,869,051		7,177,926
Research and development expenses		3,308,709		3,282,514	
Less: Amount reimbursed as per the research and development arrangements (Refer Note 21, Schedule 20)	17	(89,505)	3,219,204	(825,405)	2,457,109
Provision for decline in the value of long-term investments			133,171		472,069
Finance charges	18		101,883		479,682
Depreciation and amortisation			1,619,862		1,335,009
			30,009,048		**27,184,591**
Profit before taxation			**5,841,027**		**13,658,457**
Income tax expense	19		1,088,808		1,889,864
Profit after taxation			**4,752,219**		**11,768,593**
Balance in profit and loss account brought forward		13,051,316		3,278,210	
Less: Transitional liability recognised pursuant to adoption of					
Accounting Standard-15 (Revised) "Employee Benefits"	20(19)	–		(81,702)	
Transitional loss recognised pursuant to early adoption of					
Accounting Standard-30 "Financial Instruments: Recognition and Measurement"	20(18)	(14,921)	13,036,395	–	3,196,508
Amount available for appropriation			**17,788,614**		**14,965,101**
APPROPRIATIONS:					
Proposed dividend on equity shares			630,648		629,671
Tax on proposed dividend			107,179		107,013
Dividend of previous years			604		242
Transferred to General Reserve			475,222		1,176,859
Balance carried forward			16,574,961		13,051,316
			17,788,614		**14,965,101**
Earnings per share	20(4)				
Basic – Par value Rs. 5 per share			28.27		74.23
Diluted – Par value Rs. 5 per share			28.09		73.74
Notes to accounts	20				

The schedules referred to above form an integral part of the Profit and Loss Account

As per our report attached
for BSR & Co.
Chartered Accountants
S Sethuraman Partner
Membership No. 203491

Hyderabad 20 May 2008

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Saumen Chakraborty Chief Financial Officer
V Viswanath Company Secretary

Schedules to the Balance Sheet FOR THE YEAR ENDED 31 MARCH 2008

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

		AS AT 31 MARCH 2008		AS AT 31 MARCH 2007
SCHEDULE 1: SHARE CAPITAL				
Authorised				
200,000,000 (previous year: 200,000,000) equity shares of Rs. 5 each		1,000,000		1,000,000
Issued				
168,172,946 (previous year: 167,912,380) equity shares of Rs. 5 each fully paid-up (Note 1)		840,865		839,562
Subscribed and paid-up				
168,172,746 (previous year: 167,912,180) equity shares of Rs. 5 each fully paid-up	840,864		839,560	
Add: Forfeited share capital (Note 2)	1	840,865	1	839,561
		840,865		**839,561**

NOTES:

1. Subscribed and paid-up share capital includes:

   (a) 111,732,202 (previous year: 111,732,202) equity shares of Rs. 5 each fully paid-up, allotted as bonus shares. Out of total, 34,974,400 shares were alloted by capitalisation of General Reserve and 76,757,802 equity shares alloted as bonus shares by capitalisation of the Securities Premium Account in the earlier years.

   (b) 1,052,248 (previous year: 1,052,248) equity shares of Rs. 5 each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.

   (c) 20,571,768 (previous year: 20,571,768) equity shares of Rs. 5 each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5 each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.

   (d) 40,750,000 (previous year: 40,750,000) equity shares of Rs. 5 each allotted against American Depository Shares (ADS). The Company, during the previous year raised Rs. 10,241,200 through a secondary offering by issuing 14,300,000 ADS, representing 14,300,000 equity shares (one ADS represents one equity share).

   (e) 17,204,304 (previous year: 17,204,304) equity shares of Rs. 5 each allotted against Global Depository Receipts (GDR) that were converted into ADS during the year ended 31 March 2002.

   (f) 226,776 (previous year: 226,776) equity shares of Rs. 5 each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.

   (g) 659,227 (previous year: 398,661) equity shares of Rs. 5 each allotted to the employees of the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2002".

2. Represents 200 (previous year: 200) equity shares of Rs. 5 each, amount paid-up Rs. 500/- forfeited due to non-payment of allotment money.

3. 932,568 (previous year: 1,080,832) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2002" and 182,778 (previous year: nil) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Scheme 2007". (Refer Note 9, Schedule 20)

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 2: RESERVES AND SURPLUS		
Capital Reserve		
Balance at the beginning and end of the year	**7,276**	**7,276**
Securities premium account		
Balance at the beginning of the year	17,519,763	7,877,812
Add: Received during the year on exercise of employee stock options	122,574	83,330
Add: Received during the year on issue of American Depository Shares (ADS)	–	10,169,700
Less: Utilised for issue of bonus shares	–	(383,789)
Less: Utilisation towards ADS issue expenses	–	(227,290)
	17,642,337	**17,519,763**
Employee stock options outstanding		
Balance at the beginning of the year	448,486	261,053
Add: Options granted during the year	401,502	292,251
Less: Options forfeited during the year	(162,261)	(36,350)
Less: Options excercised during the year	(108,657)	(68,468)
Balance at the end of the year (A)	579,070	448,486
Deferred stock compensation cost		
Balance at the beginning of the year	220,882	146,592
Add: Options granted during the year	401,502	292,251
Less: Amortisation during the year	(207,125)	(181,611)
Less: Options forfeited during the year	(162,261)	(36,350)
Balance at the end of the year (B)	252,998	220,882
(A) – (B)	**326,072**	**227,604**
General reserve		
Balance at the beginning of the year	12,137,044	10,960,185
Add: Transferred from profit and loss account	475,222	1,176,859
	12,612,266	**12,137,044**
Foreign currency translation reserve		
Balance at the beginning of the year	(48,998)	–
Additions / deductions during the year (Note 1)	173,334	(48,998)
	124,336	**(48,998)**
Hedging Reserve		
Balance at the beginning of the year	-	–
Additions / deductions during the year (Refer note 18, Schedule 20)	(10,064)	–
	(10,064)	–
Profit and loss account		
Balance in profit and loss account	**16,574,961**	**13,051,316**
	47,277,184	**42,894,005**

NOTE:

1. The foreign currency translation reserve comprises exchange difference on monetary item that in substance form part of the net investment in Industrias Quimicas Falcon de Mexico, S.A.de.C.V (Mexico) and Lacock Holdings Limited, Cyprus, non-integral foreign operations as defined in Accounting Standard (AS) – 11 (Revised 2003) on "The Effects of Changes in Foreign Exchange Rates".

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 3: SECURED LOANS		
From other than banks		
Loan from Indian Renewable Energy Development Agency Limited (Note 1)	13,305	19,225
Finance Lease Obligation (Note 2)	20,717	-
	34,022	**19,225**

NOTES:

1. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power Plant. The loan is repayable in quarterly installments of Rs. 1,480 each quarter and carries an interest rate of 2% per annum.
2. Finance lease obligation represents present value of minimum lease rentals payable for the vehicles leased by the Company (Refer Note 23, Schedule 20)

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 4: UNSECURED LOANS		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	63,246	68,708
From banks		
Packing credit loans (Note 1)	4,090,878	2,684,700
Bank overdraft (Note 2)	434,928	526,386
	4,589,052	**3,279,794**

NOTES:

1. Foreign Currency Packing Credit loan is from Standard Chartered Bank, State Bank of India, The Bank of Nova Scotia, ABN Amro Bank, Citi Bank, BNP Paribas carrying interest rates of LIBOR plus 50 – 100 bps, repayable on expiry of 3 to 6 months from the date of drawdown. Packing Credits loans for the previous year comprised foreign currency loan that were taken from State Bank of India carrying an interest rate of LIBOR plus 60 bps, repayable on expiry of 6 months from the date of drawdown and rupee packing credit loans from Standard Chartered Bank and Bank of Tokyo – Mitsubishi UFJ Ltd carrying an interest rate of 9.5% and 9% per annum respectively.
2. Bank overdraft is on the current accounts with Citibank, which carry interest rates of 9.75% per annum. Previous year bank overdraft was on the current accounts with HDFC Bank with interest of 9% per annum.

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 5: FIXED ASSETS

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
DESCRIPTION	AS AT 1 APRIL 2007	ADDITIONS	DELETIONS	AS AT 31 MARCH 2008	AS AT 1 APRIL 2007	FOR THE YEAR	DELETIONS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Land – freehold	149,173	491,199	–	640,372	–	–	–	–	640,372	149,173
Buildings	2,117,442	1,082,873	2,309	3,198,006	417,378	109,676	677	526,377	2,671,629	1,700,064
Plant and machinery (Note 1)	5,952,327	2,049,520	44,692	7,957,155	3,006,202	803,578	39,106	3,770,674	4,186,481	2,946,125
Electrical equipment	716,880	338,431	7,009	1,048,302	329,444	101,341	5,616	425,169	623,133	387,436
Laboratory equipment	1,791,620	381,693	2,506	2,170,807	878,820	245,496	1,567	1,122,749	1,048,058	912,800
Furniture, fixtures and office equipment	827,881	244,094	3,778	1,068,197	553,167	148,645	2,878	698,934	369,263	274,714
Vehicles	352,346	87,624	54,209	385,761	149,793	70,166	33,599	186,360	199,401	202,553
Library	695	–	–	695	695	–	–	695	–	–
Intangibles										
Customer contracts	243,424	–	–	243,424	125,088	86,548	–	211,636	31,788	118,336
Technical know-how	458,533	–	–	458,533	335,757	45,853	–	381,610	76,923	122,776
Non-compete fees	227,500	–	–	227,500	227,500	–	–	227,500	–	–
Patents, trademarks and designs (including marketing know-how)	74,100	–	–	74,100	67,691	3,658	–	71,349	2,751	6,409
	12,911,921	**4,675,434**	**114,503**	**17,472,852**	**6,091,535**	**1,614,961**	**83,443**	**7,623,053**	**9,849,799**	**6,820,386**
Assets taken on lease										
Vehicles	–	29,256	–	29,256	–	4,903	–	4,903	24,353	–
Total	**12,911,921**	**4,704,690**	**114,503**	**17,502,108**	**6,091,535**	**1,619,864**	**83,443**	**7,627,956**	**9,874,152**	**6,820,386**
Previous year	10,528,977	2,571,663	188,719	12,911,921	4,910,826	1,335,009	154,300	6,091,535	6,820,386	

NOTES:

1. The Company owns treated effluent discharge pipeline with a cost of Rs. 9,257 (previous year: Rs. 9,257) and net book value of Rs. 636 (previous year: Rs. 1,594) in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
2. Depreciation for the year includes depreciation amounting to Rs. 362,882 (previous year: Rs. 316,035) on assets used for Research and Development. During the year Company incurred Rs. 1,152,790 (previous year: Rs. 470,868) towards capital expenditure for Research & Development.

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 6: INVESTMENTS		
Long term at cost, unless otherwise specified		
I. QUOTED INVESTMENTS		
Non-trade		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of Rs. 10 each of State Bank of India (Note 1)	3,096	3,096
TOTAL QUOTED LONG TERM INVESTMENTS (I)	**3,096**	**3,096**
II. UNQUOTED INVESTMENTS		
Trade		
(a) Equity and preference shares (fully paid-up)		
In Subsidiary Companies		
50,000 (previous year: 50,000) equity shares of Rs. 10 each of DRL Investments Limited, India	500	500
11,625,000 (previous year: 11,625,000) ordinary shares of H.K.$. 1 each of Reddy Pharmaceuticals Hong Kong Limited, Hong Kong	58,021	58,021
Equity shares of OOO JV Reddy Biomed Limited, Russia (Note 2)	6,635	6,635
500,000 (previous year: 500,000) equity shares of U.S.$. 1 each of Reddy Antilles N.V., Netherlands	17,969	17,969
6,059,231 (previous year: 6,059,231) shares of Real U.S.$. 1 each of Dr. Reddy's Farmaceutica do Brasil Ltda, Brazil	97,085	97,085
400,750 (previous year: 400,750) ordinary shares of U.S.$. 10 each of Dr. Reddy's Laboratories Inc, U.S.A.	175,038	175,038
134,513 (previous year: 134,513) equity shares of Rs. 10 each of Cheminor Investments Limited, India	1345	1345
2,500 (previous year: 2,500) ordinary shares of F.F. 100 each of Reddy Cheminor S.A., France	1,558	1,558
88,644,161 (previous year: 88,644,161) equity shares of Rs. 10 each of Aurigene Discovery Technologies Limited, India	886,442	886,442
34,476 (previous year: 34,476) ordinary A shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU) Limited, U.K.	141,502	141,502
98,124 (previous year: 98,124) ordinary shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU) Limited, U.K.	493,324	493,324
360,000 (previous year: 360,000) preference shares of GBP 0.0001 each of Dr. Reddy's Laboratories (EU) Limited, U.K.	22,546	22,546
34,022,070 (previous year: 34,022,070) equity shares of Rs. 10 each of Dr. Reddy's Bio-sciences Limited, India	266,388	266,388
Equity shares of OOO Dr. Reddy's Laboratories Limited, Russia (Note 2)	71,843	71,843
60 (previous year: 60) ordinary shares of Rand 1 each of Dr. Reddy's Laboratories (Proprietory) Limited, South Africa	3	3
206 (previous year: 206) equity shares of U.S.$. 0.01 each of Trigenesis Therapeutics Inc, U.S.A.	496,715	496,715
12,293 (previous year: 5,000) equity shares of CYP. 1 each of Lacock Holdings Limited, Cyprus	11,578,767	3,952,700
140,526,270 (previous year: 140,526,270) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico, S.A.de.C.V., Mexico	709,039	709,039
5,566,000 (previous year: 5,566,000) Ordinary Shares of Euro 1 each of Reddy Pharma Iberia, Spain	321,130	321,130
700,000 (previous year: 699,993) ordinary shares of Aus$. 1 each of Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia	24,640	24,640
100,000 (previous year: nil) Ordinary Shares of CHS 1 each of Dr. Reddy's Laboratories SA, Switzerland	3,522	-
In associates		
2,500,000 (previous year: 2,500,000) equity shares of Re. 1 each of Perlecan Pharma Private Limited, India (Refer Note 21 of Schedule 20)	170,000	170,000
Carried forward	**15,544,012**	**7,914,423**

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 6: INVESTMENTS (CONTINUED)		
Brought forward	15,544,012	7,914,423
Unquoted trade investments (continued)		
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Note 2)	429,048	429,048
In other companies		
28,693 (previous year: 28,693) ordinary shares of Roubles 1,000 each of Biomed Russia Limited, Russia.	65,557	65,557
(b) In capital of partnership firm (a subsidiary)		
Globe Enterprises, India	2,396	2,396
(A partnership firm with Dr. Reddy's Holdings Private Limited organised under the Indian Partnership Act, 1932 wherein the Company and Dr. Reddy's Holdings Private Limited share the profit/loss for the year in the ratio of 95:5 respectively)		
Partners capital account:		
Dr. Reddy's Laboratories Limited – Rs. 2,396		
Dr. Reddy's Holdings Private Limited – Rs. 101		
Non-trade		
(a) In Debentures		
5 (previous year: 5), 0-9% based on offer side fixed rate of 12 month MIOIS, convertible debentures of Rs. 50,000,000 each of Citicorp Finance (India) Limited	250,000	250,000
10 (previous year: 10), 0-9.5% based on offer side fixed rate of 12 month MIOIS, convertible debentures of Rs. 50,000,000 each of Citicorp Finance (India) Limited	500,000	500,000
5 (previous year: 5), 0-12.35% based on offer side fixed rate of 12 month MIOIS, convertible debentures of Rs. 100,000,000 each of Citicorp Finance (India) Limited	500,000	500,000
(b) In Equity Shares		
200,000 (previous year: 200,000) ordinary shares of Rs. 10 each of Altek Engineering Limited, India	2,000	2,000
8,859 (previous year: 8,859) equity shares of Rs. 100 each of Jeedimetla Effluent Treatment Limited, India	965	965
24,000 (previous year: 24,000) equity shares of Rs. 100 each of Progressive Effluent Treatment Limited, India	2,400	2,400
(c) In Mutual Fund		
Nil (previous year: 2,000) Units of UTI Master Gain 92	–	20
TOTAL UNQUOTED LONG TERM INVESTMENTS (II)	**17,296,378**	**9,666,809**
Current Investments at cost or market value which ever is less		
UNQUOTED INVESTMENTS		
In Mutual Fund		
19,644,524.76 (previous year: nil) units of BSL Interval Income-INSTL-MONTHLY-Series 2-Growth	200,663	–
29,296,588.90 (previous year: nil) units of ABN AMRO Interval Fund Monthly Plan A Growth-Ren	297,785	–
40,193,735.69 (previous year: nil) units of Birla Dynamic Bond Fund-Retail-Growth	509,098	–
100,000,000.00 (previous year: nil) units of SBI Debt Fund Series-30 Days-2-(27-Mar-08)-Growth	1,000,000	–
76,546,233.92 (previous year: nil) units of Tata Dynamic Bond Fund Option B-Growth	1,000,000	–
45,810,967.69 (previous year: nil) units of Reliance Monthly Interval Fund-Seies II – Institutional Growth Plan	500,127	–
TOTAL UNQUOTED CURRENT INVESTMENTS (III)	**3,507,673**	**–**
AGGREGATE COST OF INVESTMENTS (I + II + III)	**20,807,147**	**9,669,905**
Less: Provision for decline, other than temporary, in the value of long term investments	(1,500,950)	(1,367,779)
Total investments, net	**19,306,197**	**8,302,126**

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 6: INVESTMENTS (CONTINUED)		
Aggregate cost of quoted investments	3,096	3,096
Aggregate cost of unquoted investments	20,804,051	9,666,809
Market value of quoted investments	19,203	11,933
Market Value of mutual funds	3,515,963	61

NOTES:

1. In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.
2. Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Reddy Kunshan), OOO JV Reddy Biomed Limited and OOO Dr. Reddy's Laboratories Limited, Russia are not denominated in number of shares as per the laws of the respective countries.

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 7: INVENTORIES		
Stores, spares and packing materials	596,214	435,663
Raw materials	2,533,789	2,099,552
Work-in-process	2,226,873	1,643,466
Finished goods	1,052,467	697,155
	6,409,343	**4,875,836**

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 8: SUNDRY DEBTORS		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	349,164	455,156
Considered doubtful	213,342	211,240
Other debts		
Considered good	8,627,922	10,101,852
	9,190,428	**10,768,248**
Less: Provision for doubtful debts	(213,342)	(211,240)
	8,977,086	**10,557,008**

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 9: CASH AND BANK BALANCES		
Cash in hand	17,490	5,284
Balances with scheduled banks		
In current accounts	454,228	579,662
In EEFC current accounts	69,686	673,180
In deposit accounts	4,701,537	13,081,066
In unclaimed dividend accounts	14,372	12,620
In unclaimed fractional share pay order accounts	666	666
Balances with non-scheduled banks outside India		
In current accounts	115,438	214,633
	5,373,417	**14,567,111**
NOTES:		
1. Deposits with scheduled and non-scheduled banks include Rs. 1,268 (previous year: Rs. 1,621) representing margin money for letters of credit and bank guarantees.		
2. Details of unutilised portion of ADS issue proceeds:		
Deposit with schedule banks outside India	–	8,732,898
[Maximum amount outstanding at any time during the year: Rs. 8,732,898 (previous year: Rs. 8,732,898)]		
Deposit with schedule banks in India	2,500,000	–
Investment in mutual funds	3,507,673	–

3. Closing balances and maximum amounts outstanding at any time during the year on current accounts with banks outside India:

	MAXIMUM BALANCE		BALANCE AS AT	
	31 MARCH 2008	31 MARCH 2007	31 MARCH 2008	31 MARCH 2007
Citibank, New York	178,760	178,760	70,656	178,760
Credit Bank of Moscow, Moscow	44,532	20,886	752	10,988
ABN Amro Bank, Romania	5,706	6,517	5,016	3,686
ABN Amro Bank, Kazakhstan	8,150	5,344	1,511	1,750
Golden Taler Bank, Belarus	4,021	5,237	4,021	2,755
Societe Generale Yugoslav Bank Ad, Yugoslavia	49	281	44	49
Exim Bank HCMC, Vietnam	512	2,868	509	118
Standard Chartered Grindlays Bank, Sri Lanka	2,184	376	962	25
Citibank, Malaysia	855	1,120	593	434
Citibank NA, China	4,341	4,460	1,849	2,621
Commercial Bank of Africa Ltd., Kenya	62	62	–	62
Ukreximbank, Ukraine	11,662	7,026	11,662	206
HSBC, U.A.E	3,817	5,644	3,817	2,872
Standard Chartered Bank, Ghana	4	4	3	–
Union Bank of Switzerland, Basel	6,140	3,133	6,140	3,133
National Bank for Foreign Economic Activity, Uzbekistan	1,557	649	1,199	331
Foreign Trade Bank, Myanmar	2,492	2,492	1,396	2,492
Banca Canarias De, Venezuela	4,351	4,351	2,712	4,351
Union Bank, Philipines	1,212	–	1,212	–
Citibank, Moscow	3,225	–	1,384	–
			115,438	**214,633**

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 10: LOANS AND ADVANCES		
(Unsecured)		
Considered good		
Loans and advances to wholly owned subsidiary companies, step down subsidiary companies, Joint venture and associates	5,536,287	4,872,227
Advance recoverable from Perlecan Pharma Private Limited (Refer Note 21, Schedule 20)	20,158	89,716
Advances to material suppliers	382,152	307,058
Staff loans and advances	12,957	16,317
Interest accrued on investments	27,985	5,630
Other advances recoverable in cash or in kind or for value to be received	1,937,289	1,102,344
MAT credit entitlement	24,760	–
Balances with customs, central excise etc.	874,113	546,888
Deposits	106,145	103,997
Considered doubtful		
Advance towards investment	8,056	8,056
Staff loans and advances	6,500	6,500
Loans and advances to a wholly owned subsidiary companies, joint ventures and associates	361,732	357,699
Other advances recoverable in cash or in kind or for value to be received	54,507	52,671
	9,352,641	**7,469,103**
Less: Provision for doubtful advances	(430,795)	(424,926)
	8,921,846	**7,044,177**

Staff loans and advances include:

Loans to an officer of the Company Rs. Nil (previous year: Rs. Nil)

[Maximum amount outstanding at anytime during the year Rs. Nil (previous year: Rs. Nil)]

Loans and advances to wholly owned subsidiary companies, step down subsidiary companies, joint ventures and associates:

	BALANCE AS AT		MAXIMUM AMOUNT OUTSTANDING AT ANY TIME DURING THE YEAR	
	31 MARCH 2008	31 MARCH 2007	31 MARCH 2008	31 MARCH 2007
Aurigene Discovery Technologies Limited, India	358,944	358,944	358,944	358,944
DRL Investments Limited, India	8,534	8,534	8,534	8,534
Cheminor Investments Limited, India	7	7	7	7
Reddy Antilles N.V., Netherlands	222,409	107,197	222,409	114,816
Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	357,068	256,473	357,068	260,871
Dr. Reddy's Bio-sciences Limited, India	79,147	32,198	79,147	32,198
Dr. Reddy's Laboratories Inc., USA	3,225	–	3,225	266,003
Kunshan Rotam Reddy Pharmaceutical Company Limited, China	13	222	1,822	47,232
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	10,882	18,932	15,254	23,832
APR LLC	105,982	101,948	105,982	101,948
Reddy Holding GmbH, Germany	–	48,916	43,916	69,082
Lacock Holdings Limited, Cyprus	3,127,322	2,721,075	3,127,322	2,721,075
Industrias Quimicas Falcon de Mexico, SA de C.V, Mexico	1,517,277	1,575,480	1,575,480	1,830,439
Dr. Reddy's Laboratories SA, Switzerland	100,300	–	100,300	–
Dr. Reddy's Laboratories (Australia) Pty. Ltd., Australia	6,909	–	6,909	–
	5,898,019	**5,229,926**		

Schedules to the Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTES:

1. The loans and advances in the nature of loans to the subsidiaries and step down subsidiaries are repayable on demand except for Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil, Dr. Reddy's Laboratories (Proprietary) Limited, South Africa and Reddy Holding GmbH, Germany, where the repayment schedule is beyond seven years. In respect of amounts receivable from Industrias Quimicas Falcon de Mexico, S.A.de.C.V (Falcon) and Lacock Holdings Limited, Cyprus settlement is neither planned not likely to occur in foreseeable future. All these loans are interest free loans except for the following loans:

LOAN TO	INTEREST RATE PER ANNUM
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	6%
Lacock Holdings Limited, Cyprus	5%
Industrias Quimicas Falcon de Mexico, S.A.de.C.V (Falcon)	MXN TIIE 28d plus 1.5%

2. There are no investments made by the loanees in the Company and in any of its subsidiaries except in respect of Aurigene Discovery Technologies Limited, Dr. Reddy's Laboratories Inc., Reddy Antilles N.V., Reddy Holding Gmbh and Lacock Holdings Limited which have made investments in their wholly owned subsidiaries.

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 11: CURRENT LIABILITIES		
Sundry creditors		
Due to medium and small enterprises (Note 1 & 2)	31,821	27,086
Others (Note 3)	6,100,949	5,957,837
Payable to subsidiary companies, assocoiates and joint venture	492,376	211,071
Interest accrued but not due on loan	5,326	1,226
Unclaimed dividends *	14,372	12,620
Trade deposits	38,095	40,445
Other Liabilities	125,629	83,990
	6,808,568	**6,334,275**

* Investor Protection and Education Fund is being credited by the amounts of unclaimed dividends after seven years from the due date.

NOTES:

1. The principal amount paid and that remaining unpaid as at 31 March 2008 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) are Rs. 485,941 (previous year: Rs. 269,320) and Rs. 28,987 (previous year: Rs. 26,482) respectively. The interest amount computed based on the provisions under Section 16 of the MSMDA Rs. 2,834 (previous year: Rs. 604) is remaining unpaid as of 31 March 2008. The interest that remained unpaid as at 31 March 2007 was paid during the year.
2. The list of undertakings covered under MSMDA were determined by the Company on the basis of information available with the Company and have been relied upon by the auditors.
3. Previous year's amount includes liability towards Leave Encashment amounting to Rs. 143,979 pursuant to amendment of the Company leave encashment policy.

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 12: PROVISIONS		
Proposed dividend	630,648	629,671
Tax on proposed dividend (including dividend tax)	107,179	107,013
Provision for tax (net of advance tax Rs. 3,611,941, previous year: Rs. 2,832,253)	106,183	234,902
Provision for		
Gratuity	30,191	21,661
Leave encashment	26,680	35,214
	900,881	**1,028,461**

Schedules to the Profit and Loss Account

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 13: OTHER INCOME		
Interest income		
On fixed deposits (gross, tax deducted at source:	654,029	489,058
Rs. 1,45,582; previous year: Rs. 70,608)		
On loans to subsidiaries and joint venture	258,773	212,825
On non-trade investments (gross, tax deducted at source: Rs. 5,283;	23,315	3,000
previous year: Rs. 673)		
On others	16,925	21,941
Gain on redemption of mutual fund units	110,269	869
Sale of spent chemicals	200,105	206,994
Profit on sale of fixed assets, net	–	45,618
Royalty income from subsidiary	2,754	1,780
Foreign exchange gain, net	447,677	119,386
Miscellaneous income	197,466	67,822
	1,911,313	**1,169,293**

			FOR THE YEAR ENDED 31 MARCH 2008		FOR THE YEAR ENDED 31 MARCH 2007	
SCHEDULE 14: MATERIAL COSTS						
(a)	**Net (increase) / decrease in stock**					
	Opening					
		Work-in-process	1,643,466		1,278,837	
		Finished goods	697,155	2,340,621	829,504	2,108,341
	Closing					
		Work-in-process	2,226,873		1,643,466	
		Finished goods	1,052,467	3,279,340	697,155	2,340,621
	Net (increase)			**(938,719)**		**(232,280)**
(b)	**Raw materials consumed**					
	Opening stock of raw materials		2,099,552		1,978,164	
	Add: Purchases		9,200,496		8,996,886	
			11,300,048		10,975,050	
	Less: Closing stock		(2,533,789)	**8,766,259**	(2,099,552)	**8,875,498**
(c)	**Stores, chemicals, spares and packing material consumed**			**2,013,205**		**1,046,408**
(d)	**Purchase of traded goods**			**2,693,857**		**1,526,284**
				12,534,602		**11,215,910**

NOTES:

1. Raw materials consumed include Rs. 344,905 (previous year: Rs. 155,435) being stocks written-off/written-down, Rs. 155,508 (previous year: Rs. 143,660) being cost of samples issued and is net of Rs. 997,555 (previous year: Rs. 781,308) being sale of raw materials.
2. Raw material consumption is net of DEPB credit availed amounting to Rs. 455,879 (previous year: Rs. 523,733).

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 15: PERSONNEL COSTS		
Salaries, wages and bonus	2,875,341	2,189,197
Contribution to provident and other funds	200,923	127,651
Workmen and staff welfare expenses	402,814	299,193
Amortisation of deferred stock compensation cost	207,125	181,611
	3,686,203	**2,797,652**

Schedules to the Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 16: OPERATING AND OTHER EXPENSES		
Power and fuel	771,163	578,289
Repairs and maintenance		
Buildings	53,199	79,100
Plant and machinery	745,197	424,287
Others	395,309	290,147
Rent	111,381	91,903
Rates and taxes	56,998	31,550
Insurance	180,666	193,690
Travelling and conveyance	407,064	317,119
Communication	104,045	82,580
Advertisements	85,941	33,025
Commission on sales	210,606	204,619
Carraige outwards	1,102,033	987,239
Other selling expenses	2,355,162	2,009,118
Printing and stationery	77,211	80,871
Donations	125,455	79,181
Legal and professional	538,817	660,474
Bad debts written-off	30,468	7,467
Provision for doubtful advances, net	5,869	197,671
Provision for doubtful debts, net	2,102	41,900
Directors' sitting fees	365	350
Directors' remuneration	183,770	374,361
Auditors' remuneration	7,872	8,465
Bank Charges	45,018	39,883
Loss on sale of fixed assets, net	3,319	–
Sundry expenses	270,021	364,637
	7,869,051	**7,177,926**

Schedules to the Profit and Loss Account

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 17: RESEARCH AND DEVELOPMENT EXPENSES		
Personnel costs	1,033,282	797,023
Clinical trial expenses	885,372	1,237,999
Chemicals and consumables	880,875	833,626
Legal and professional charges	184,781	92,262
Power and fuel	102,695	78,182
Other expenses	221,704	243,422
	3,308,709	**3,282,514**
Less: Amount reimbursed as per the research and development arrangements (Refer Note 21, Schedule 20)	89,505	825,405
	3,219,204	**2,457,109**

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 18: FINANCE CHARGES		
Interest on packing credit loan	64,883	318,385
Other finance charges	37,000	161,297
	101,883	**479,682**

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 19: INCOME TAXES		
Current taxes		
Domestic taxes	645,274	1,729,971
MAT credit entitlement	(24,760)	–
Deferred taxes		
Domestic taxes	291,171	90,039
Fringe benefit tax	177,123	69,854
	1,088,808	**1,889,864**

Schedule to the Balance Sheet | Profit and Loss Account

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements of Dr. Reddy's Laboratories Limited ("DRL" or "the Company") have been prepared and presented in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis. GAAP comprises accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of Institute of Chartered Accountants of India, the provisions of Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India. The financial statements are rounded of to nearest thousands.

b) Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

Advances paid towards the acquisition of fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful life of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	YEARS
Buildings	
– Factory and administrative buildings	20 to 30
– Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2
Leaasehold vehicles	3

d) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The management estimates the useful lives for the various intangible assets as follows:

	YEARS
Customer contracts	2 to 5
Technical know-how	10
Non-compete fees	1.5 to 10
Patents, trademarks and designs (including marketing know-how)	3 to 10

e) Investments

Long-term investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

f) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First-in-first-out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and including an appropriate share of production overheads
Finished goods (traded)	Specific identification method

g) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

h) Employee benefits

Contributions payable to an approved gratuity fund (a defined benefit plan), determined by an independent actuary at the balance sheet date, are charged to the profit and loss account. Provision for leave encashment cost is made on the basis of actuarial valuation at the balance sheet date, carried out by an independent actuary. Contributions payable to the recognised provident fund and approved superannuation scheme, which are defined contribution schemes, are charged to the profit and loss account. All actuarial gains and losses arising during the year are recognized in the Profit and loss Account of the year.

i) Foreign currency transactions and balances

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the profit and loss account.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date, not covered by forward exchange contracts, are translated at year-end rates. The resultant exchange differences are recognised in the profit and loss account. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Income and expenditure items at representative offices are translated at the respective monthly average rates. Monetary assets at representative offices at the balance sheet date are translated using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date. The premium or discount on all such contracts is amortized as income or expense over the life of the contract. Any profit or loss arising on the cancellation or renewal of forward contracts is recognised as income or expense for the period.

In relation to the forward contracts entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date, the exchange difference is calculated and recorded in accordance with AS-11 (revised). The exchange difference on such a forward exchange contract is calculated as the difference of the foreign currency amount of the contract translated at the exchange at the reporting date, or the settlement date where the transaction is settled during the reporting period and the corresponding foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the profit and loss account in the reporting period in which the exchange rates change.

Exchange differences arising on a monetary item that, in substance, forms part of an enterprise's net investment in a non-integral foreign operation has been accumulated in a foreign currency translation reserve in the enterprise's financial statements until the disposal of the net investment, at which time they should be recognised as income or as expenses.

j) Derivative instruments and hedge accounting

The Company uses foreign exchange forward contracts and options to hedge its movements in foreign exchange rates and does not use the foreign exchange forward contracts and options for trading or speculative purposes.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

The Company classifies foreign currency options in respect of the forecasted transactions at the inception of each contract meeting the hedging criterion, as cash flow hedges. Changes in the fair value of options classified as cash flow hedges are recognised directly in shareholders' funds (under the head "Hedging Reserves") and are reclassified into the profit and loss account upon the occurrence of the hedged transaction. The gains/losses on options designated as cash flow hedges are included along with the underlying hedged forecasted transactions. The exchange differences relating to options not designated as cash flow hedges are recognised in the profit and loss account as they arise. Further, the changes in fair value relating to the ineffective portion of the cash flow hedges are recognised in the profit and loss account as they arise.

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

k) Revenue recognition

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of formulation products is recognised on despatch of products to stockists by clearing and forwarding agents of the Company Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognised on dispatch of products from the factories of the Company. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

The Company enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognized in the period in which the Company completes all its performance obligations.

l) Income-tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and is written-down or written-up to reflect the amount that is reasonably/virtually certain (as the case may be) to be realised. The break-up of the major components of the deferred tax assets and liabilities as at balance sheet date has been arrived at after setting off deferred tax assets and liabilities where the Company has a legally enforceable right to set-off assets against liabilities and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

m) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

n) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

o) Provisions and contingent liabilities

The Company creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

p) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

q) Leases

Assets taken on lease where the company acquires substantially the entire risks and rewards incidental to ownership are classified as finance leases. The amount recorded is the lesser of the present value of minimum lease rental and other incidental expenses during the lease term or the fair value of the assets taken on lease. The rental obligations, net of interest charges, are reflected as secured loans. Leases that do not transfer substantially all the risks and rewards of ownership are classified as operating leases and recorded as expense as and when the payments are made over the lease term.

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

2. COMMITMENTS AND CONTINGENT LIABILITIES

		AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
i)	Commitments / contingent liabilities:		
	(a) Guarantees issued by banks	85,321	72,900
	(b) Guarantees issued by the Company on behalf of subsidiaries, associates and joint venture	16,699,303	16,628,368
	(c) Letters of credit outstanding	657,518	716,784
	(d) Contingent consideration payable in respect of subsidiaries acquired	12,463	12,463
ii)	Claims against the Company not acknowledged as debts in respect of:		
	(a) Income tax matters, pending decisions on various appeals made by the Company and by the Department	668,569	892,367
	(b) Excise matters, under dispute	965	17,451
	(c) Custom matters, under dispute	17,911	19,711
	(d) Sales tax matters, under dispute	14,625	14,785
	(e) Other matters, under dispute	276	16,674

(f) Demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 which is being contested by the Company in respect of its product "Norfloxacin". During year ended 31 March 2005, the Hon'ble High Court of Andhra Pradesh dismissed the review petition filed by the Company against the original order passed by the same Court. Subsequently, the Company had filed a Special Leave Petition with the Supreme Court of India appealing against the High Court Order.

During the year ended 31 March 2006, the Company received a further demand notice from the authorities for a total of Rs. 284,984 towards the overcharged sale price (principal) and interest thereon. The Company filed a fresh writ petition in the High Court of Andhra Pradesh challenging the demand notice. The High Court whilst admitting the writ petition, granted an interim order wherein it ordered the Company to deposit 50% of the principal amounting to Rs. 77,149. The Company deposited this amount with the authorities under protest on 14 November 2005, while it awaits the outcome of its appeal with the Supreme Court. In February 2008, the Hon'ble High Court directed the Company to deposit an additional amount of Rs. 30,000, which was deposited by the Company in March 2008. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.

iii)	Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	1,523,894	1,171,969

iv) During the previous year, the Company received information from anonymous sources that certain persons have claimed income tax refunds by filing forged income tax deduction forms of the Company. The matter is currently under investigation. The Company, however, does not foresee any claim of damages, fine or penalty.

v) The Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

3. DEFERRED TAXATION

Deferred tax liability, net included in the balance sheet comprises the following:

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Deferred tax assets		
Sundry debtors	65,674	77,044
Provisions for expenses	55,825	72,625
Current assets, loans and advances	64,530	21,644
Current liabilities	408	408
	186,437	**171,721**
Deferred tax liability		
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(1,055,012)	(749,125)
Deferred tax liability, net	**(868,575)**	**(577,404)**

Schedule to the Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

4. EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
	Basic & Diluted EPS	Basic & Diluted EPS
Earnings		
Net profit for the year	**4,752,219**	**11,768,593**
Shares		
Number of shares at the beginning of the year	167,912,180	153,389,140
Add: Equity shares issued on exercise of vested stock options	260,566	223,040
Equity shares issued by way of American Depository Receipts	–	14,300,000
Total number of equity shares outstanding at the end of the year	**168,172,746**	**167,912,180**
Weighted average number of equity shares outstanding during the year – Basic	168,075,840	158,552,454
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	1,114,177	1,046,753
Weighted average number of equity shares outstanding during the year – Diluted	**169,190,017**	**159,599,207**
Earnings per share of par value Rs. 5 – Basic (Rs.)	28.27	74.23
Earnings per share of par value Rs. 5 – Diluted (Rs.)	28.09	73.74

5. RELATED PARTY DISCLOSURES

a. The related parties where control exists are the subsidiaries, step-down subsidiaries, joint ventures and the partnership firms. There are no other parties over which the Company has control.

b. Related parties where control / significant influence exists or with whom transactions have taken place during the year:

Subsidiaries including step-down subsidiaries

- OOO JV Reddy Biomed Limited, Russia;
- Reddy Pharmaceuticals Hong Kong Limited, Hong Kong;
- Dr. Reddy's Laboratories Inc., USA;
- Reddy Cheminor S.A., France;
- Reddy Antilles N.V., Netherlands;
- Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
- Aurigene Discovery Technologies Limited, India;
- Aurigene Discovery Technology Inc., USA;
- Cheminor Investments Limited, India;
- DRL Investments Limited, India;
- Reddy Netherlands B.V., Netherlands;
- Trigenesis Therapeutics Inc., USA;
- Reddy US Therapeutics Inc., USA;
- Dr. Reddy's Laboratories (EU) Limited, UK;
- Dr. Reddy's Laboratories (UK) Limited, UK;
- Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;
- OOO Dr. Reddy's Laboratories Limited, Russia;
- Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC, USA);
- Dr. Reddy's Bio-sciences Limited, India;
- Globe Enterprises (a partnership firm in India);
- Industrias Quimicas Falcon de Mexico, S.A.de.C.V, Mexico;
- Lacock Holdings Limited, Cyprus;
- Reddy Holding GmbH, Germany;
- betapharm Arzneimittel GmbH, Germany;
- beta Healthcare Solutions GmbH, Germany;
- beta institut fur sozialmedizinische Forschung und Entwicklung GmbH, Germany;
- Reddy Pharma Iberia SA, Spain;
- Reddy Pharma Italia SPA, Italy;

Schedule to the Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

- Dr. Reddy's Laboratories (Australia) Pty. Ltd., Australia;
- Dr. Reddy's Laboratories SA, Switzerland (from 16 April 2007);
- Affordable Health Care Limited, New Zealand (from 1 Feb 2008);
- Eurobridge Consulting B.V, Netherlands (from 11 Sep 2007);
- OOO DRS Limited, Russia (from 11 Sep 2007);
- Aurigene Discovery Technologies (Malaysia) Sdn Bhd (from 26 Sep 2007);

Associates

• Perlecan Pharma Private Limited ("Perlecan")	Enterprise over which the Company has significant influence through 14.31% shareholding and through representation on the Board of Directors of Perlecan.
• APR LLC	100% Holding in class 'B' equity shares

Joint venture

• Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), China	Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33% equity stake.

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

• Dr. Reddy's Research Foundation ("Research Foundation")	Enterprise over which the principal shareholders have significant influence
• Dr. Reddy's Holdings Private Limited	Enterprise owned by principal shareholders
• Institute of Life Sciences	Enterprise owned by principal shareholders have significant influence

Others

• Diana Hotels Limited	Enterprise owned by relative of a director
• Ms. K Samrajyam	Spouse of Chairman
• Ms. G Anuradha	Spouse of Vice Chairman and Chief Executive Officer
• Ms. Deepthi Reddy	Spouse of Managing Director and Chief Operating Officer
• Madras Diabetes Research Foundation	Enterprise promoted by Director (till 28 July 2006)
• Dr. Reddy's Heritage Foundation	Enterprise in which the Chairman is a director
• Dr. Reddy's Foundation for Human and Social development	Enterprise where principal shareholders are trustees
• Manava Seva Dharma Samvardhani Trust	Enterprise in which a director is managing trustee (till 28 July 2006)
• K K Enterprises	Enterprise in which relative of a director has significant influence
• A.R. Life Sciences Private Limited	Enterprise in which relative of a director has significant influence

Key Management Personnel represented on the Board

• Dr. K Anji Reddy	Chairman
• Mr. G V Prasad	Vice Chairman and Chief Executive Officer
• Mr. K Satish Reddy	Managing Director and Chief Operating Officer

Non-Executive and Independent Directors on the Board

- Dr. V Mohan (till 28 July 2006)
- Dr. Omkar Goswami
- Mr. Ravi Bhoothalingam
- Mr. P N Devarajan
- Dr. Krishna G Palepu
- Mr. Anupam Puri
- Ms. Kalpana Morparia (from 5 June 2007)
- Dr. J P Moreau (from 18 May 2007)

Schedule to the Balance Sheet / Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
(i) Sales to:		
Subsidiaries including step-down subsidiaries and joint ventures:		
Dr. Reddy's Laboratories Inc., USA	5,173,241	14,373,119
OOO Dr. Reddy's Laboratories Limited, Russia	1,474,696	2,002,259
Dr. Reddy's Laboratories (UK) Limited, UK	1,458,320	1,364,613
Others	1,061,803	217,879
	9,168,060	**17,957,870**
Significant interest entities:		
Dr. Reddy's Holdings Private Limited	285	390
Others:		
A.R. Life Sciences Private Limited	88,152	–
(ii) Interest income from subsidiaries including step-down subsidiaries:		
Lacock Holdings Limited, Cyprus	130,659	81,392
Industrias Quimicas Falcon de Mexico, S.A.de.C.V, Mexico	126,361	118,391
Others	1,753	13,042
	258,773	**212,825**
(iii) Royalty income from subsidiary:		
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	2,754	1,780
(iv) Service Income:		
Dr. Reddy's Laboratories Inc., USA	92,107	96,755
Dr. Reddy's Laboratories (UK) Limited, UK	207,985	92,077
Perlecan Pharma Private Limited, India	40,071	139,335
	340,163	**328,167**
(v) Licence fees:		
Dr. Reddy's Laboratories Inc., USA	209,864	1,718,003
Others	3,296	–
	213,160	**1,718,003**
(vi) Purchases from:		
Subsidiaries:		
Dr. Reddy's Laboratories SA, Switzerland	534,448	–
Industrias Quimicas Falcon de Mexico, S.A.de.C.V, Mexico	157,997	20,600
Dr. Reddy's Laboratories Inc., USA	–	19,208
Others	1,403	10
	693,848	**39,818**
Significant interest entities:		
Dr. Reddy's Holdings Private Limited	37,924	36,167
Others:		
A.R. Life Sciences Private Limited	174,969	–
Others	6,152	5,522
	181,121	**5,522**
(vii) Lease rentals and other service charges paid to:		
Dr. Reddy's Research Foundation	–	8,236
(viii) Operating expenses paid / reimbursed to subsidiaries:		
Industrias Quimicas Falcon de Mexico, S.A.de.C.V, Mexico	4,583	20,964
Dr. Reddy's Laboratories (UK) Limited, UK	–	4,124
Others	–	464
	4,583	**25,552**
(ix) Contributions made to others for social development:		
Dr. Reddy's Foundation for Human and Social development	113,621	34,100
Institute of Life Sciences	–	40,000
	113,621	**74,100**

Schedule to the Balance Sheet : Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
(x)	Contribution made to subsidiaries and step-down subsidiary for research:		
	Reddy US Therapeutics Inc., USA	253,434	316,936
	Others	21,314	22,357
		274,748	**339,293**
(xi)	Hotel expenses paid to:		
	Diana Hotels Limited	12,596	9,227
(xii)	Rent paid to:		
	Key management personnel:		
	Dr. K Anji Reddy	4,130	1,872
	Mr. K Satish Reddy	9,928	10,395
		14,058	**12,267**
	Others:		
	Ms. G Anuradha	8,663	7,812
	Ms. Deepthi Reddy	1,979	1,805
		10,642	**9,617**
(xiii)	Executive Directors' remuneration	165,255	361,320
(xiv)	Directors' sitting fees	365	350
(xv)	Investment in subsidiaries, joint venture and associates during the year:		
	Reddy Pharma Iberia SA, Spain	–	321,130
	Dr. Reddy's Laboratories (Australia) Pty. Ltd., Australia	–	24,640
	Kunshan Rotam Reddy Pharmaceutical Company Limited, China	–	89,274
	Industrias Quimicas Falcon de Mexico, SA de C.V, Mexico	–	52,014
	Lacock Holdings Limited, Cyprus	7,626,067	–
	Perlecan Pharma Private Limited, India	–	69,200
	Dr. Reddy's Laboratories SA, Switzerland	3,522	–
(xvi)	Provision for decline in the value of long-term investments and investments written-off, net of write back:		
	Aurigene Discovery Technologies Limited, India	–	157,924
	Trigenesis Therapeutics Inc., USA	–	274,791
	Perlecan Pharma Private Limited, India	133,171	–
	Others	–	39,354
		133,171	**472,069**
(xvii)	Provision for loans given to subsidiary and associate:		
	APR LLC	4,033	23,187
	Aurigene Discovery Technologies Limited, India	–	63,947
	Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil	–	87,134
		4,033	**174,268**
(xviii)	Purchase of Land, buildings and movable assets from Dr. Reddy's Research Foundation	140,995	–
(xix)	Advance made to Dr. Reddy's Holdings Private Limited towards acquisition of land	680,000	40,000
(xx)	Contract manufacturing charges paid to a Industrias Quimicas Falcon de Mexico, S.A.de.C.V, Mexico	287,962	791,314
(xxi)	Guarantee given / (released) on behalf of a subsidiary:		
	Promius Pharma LLC, USA	(194,641)	–
	Dr. Reddy's Laboratories Inc., USA	(83,481)	–
	Lacock Holdings Limited, Cyprus	(371,564)	(6,785,583)
	Aurigene Discovery Technologies Limited, India	260,000	–
	Dr. Reddy's Laboratories SA, Switzerland	802,400	–
	Others	(38,524)	(65,552)
		374,190	**(6,851,135)**
(xxii)	Reimbursement of Research & development and other expenses by an Associate (Perlecan Pharma Private Limited, India)	89,505	376,533

Schedule to the Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

d. The Company has the following amounts dues from / to related parties:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
(i) Due from related parties (included in loans and advances and sundry debtors):		
Subsidiaries including step-down subsidiaries, associates and joint ventures (included in sundry debtors, loans and advances):		
betapharm Arzneimittel GmbH, Germany	452,805	–
Dr. Reddy's Laboratories SA, Switzerland	477,260	–
Dr. Reddy's Laboratories (UK) Limited, UK	707,022	457,995
Dr. Reddy's Laboratories Inc., USA	1,024, 663	4,270,172
OOO Dr. Reddy's Laboratories Limited, Russia	644,278	1,254,313
Others	155,332	184,067
	3,461,360	**6,166,547**
Significant interest entities:		
Dr. Reddy's Holdings Private Limited (included in loans and advances)	680,000	40,000
Others (included in loans and advances):		
A.R. Life Sciences Private Limited	26,093	–
Others	209	65
	26,302	**65**
(ii) Provision outstanding at the end of the year towards dues from subsidiaries including step-down subsidiaries, associates and joint ventures (included in sundry debtors):		
OOO Dr. Reddy's Laboratories Limited, Russia	15,749	–
Reddy Cheminor S.A., France	4,738	4,738
	20,487	**4,738**
(iii) Deposit with Dr. Reddy's Research Foundation (included in loans and advances)	–	3,000
(iv) Due to related parties (included in current liabilities):		
Subsidiaries including step-down subsidiaries, associates and joint ventures:		
Dr. Reddy's Laboratories SA, Switzerland	208,250	–
Dr. Reddy's Laboratories Inc., USA	174,613	32,985
Reddy US Therapeutics Inc., USA	43,856	80,095
Others	65,657	97,991
	492,376	**211,071**
Significant interest entities:		
Dr. Reddy's Research Foundation	–	19,012
Others	–	1,061
	–	**20,073**
Diana Hotels Limited	450	–
Others:		
A.R. Life Sciences Private Limited	16,160	–
Others	–	126
	16,160	**126**

e. Details of remuneration paid to the whole-time and non-whole-time directors are given in Note 6, Schedule 20.

f. Equity held in subsidiaries, associates and a joint venture have been disclosed under "Investment", (Schedule 6). Loans to subsidiaries, joint venture and an associate have been disclosed under "Loans and advances", (Schedule 10).

Schedule to the Balance Sheet : Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

6. PARTICULARS OF MANAGERIAL REMUNERATION

The remuneration paid to managerial personnel during the year:

	CHAIRMAN		VICE-CHAIRMAN & CEO		MANAGING DIRECTOR & COO		NON-EXECUTIVE / INDEPENDENT DIRECTORS	
	FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH	
	2008	2007	2008	2007	2008	2007	2008	2007
Salaries and allowances	5400	4,384	3,600	3,600	3,600	3,600	-	
Commission	60,310	139,196	45,233	104,400	45,233	104,400	18,515	13,041
Other perquisites	497	382	687	679	695	679	-	
	66,207	143,962	49,520	108,679	49,528	108,679	18,515	13,041

The executive directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

Computation of net profit and director's commission under section 309(5) of the Companies Act, 1956 and commission payable to directors.

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Profit after taxation as per profit and loss account	4,752,219	11,768,593
Add:		
Income tax expense	1,088,808	1,820,010
Provision for wealth tax	2,574	2,147
Directors' sitting fees	365	350
Managerial remuneration to directors	183,770	374,361
Depreciation as per books of accounts	1,619,862	1,335,009
	7,647,598	**15,300,470**
Less:		
Depreciation as envisaged under section 350 of the Companies Act, 1956 (Refer Note 1 below)	1,619,862	1,335,009
Profit / (loss) on sale of fixed assets, net	(3,319)	45,618
Profit for the purpose of calculating director's commission as per the provisions of the Companies Act, 1956	**6,031,055**	**13,919,843**
Commission payable to whole-time directors @ 2.5%	**150,776**	**347,996**
Commission payable to non-whole-time directors:		
Maximum allowed as per the Companies Act, 1956 (1%)	60,310	139,198
Maximum approved by the shareholders (0.5 %)	30,155	69,599
Commission approved by the Board	**18,515**	**13,041**

NOTES:

1. The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV to the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum rates prescribed by Schedule XIV.
2. Stock compensation cost amounting to Rs. 13,656 (previous year: Rs. 11,173) pertaining to stock options issued to non-whole time directors have not been considered as remuneration in the table above. The stock options were issued pursuant to a shareholder's resolution dated 24 September 2001.
3. Leave encashment of Rs. Nil (previous year: Rs. 49,000) has not been considered as remuneration in the table above.

7. AUDITOR'S REMUNERATION

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
a)	Audit fees	6,550	6,550
b)	Other charges		
	Taxation matters	330	330
	Other matters	900	1,250
c)	Reimbursement of out of pocket expenses	92	335
		7,872	8,465

Schedule to the Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

8. INTEREST IN JOINT VENTURE

The Company has a 51.33 percent interest in Reddy Kunshan, a joint venture in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the company, have significant participating rights such that they jointly control the operations of Reddy Kunshan. The aggregate amounts of the assets, liabilities, income and expenses related to the Company's share in Reddy Kunshan as at and for the year ended 31 March 2008 are given below:

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
BALANCE SHEET		
Secured loan	82,880	84,609
Unsecured loan	–	58,284
Foreign currency translation reserve	1,465	2,786
Fixed assets, net	82,811	89,238
Deferred tax assets, net	13,892	(5,100)
Current assets, loans and advances		
Inventories	23,953	25,764
Sundry debtors	93,683	75,542
Cash and bank balances	19,002	21,559
Loans and advances	12,969	19,010
Current liabilities and provisions		
Current liabilities	79,167	32,553
Net current assets	70,440	109,322
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	541	108

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
INCOME STATEMENT		
Income		
Sales	450,584	271,573
Other income	64	10,231
Expenditure		
Material costs	286,137	152,929
Personnel costs	51,420	42,019
Operating and other expenses	87,234	61,332
Research and development expenses	3,133	3,457
Finance charges	5,114	6,272
Depreciation	2,130	8,459
Profit / (Loss) before taxation	15,480	7,336
Provision for taxation		
Current tax	–	–
Deferred tax (expense) / benefit	19,570	(5,134)
Profit / (Loss) after taxation	35,050	2,202

9. EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Scheme-2002 (the DRL 2002 Plan): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The Scheme covers all non promoter directors and employees of DRL (collectively referred to as eligible "employees") and its subsidiaries. Under the Scheme, the Compensation Committee of the Board ('the Committee') shall administer the Scheme and grant stock options to eligible directors and employees of the Company and its subsidiaries. The Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

The 2002 Plan was amended on 28 July 2004 at the annual general meeting of shareholders to provide for stock options grants in two categories

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the 2002 Plan has issued 386,060 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
17-May-07	377,060	5.00	663.60
18-May-07	9,000	5.00	678.45
	386,060		

Stock option activity under the 2002 Plan was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2007			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	234,500	Rs. 362.5 – 531.51	Rs. 439.43	64
Granted during the year	–	–	–	–
Expired / forfeited during the year	(11,600)	441.5 – 574.50	527.8	–
Exercised during the year	(31,320)	441.5 – 531.51	477.4	–
Outstanding at the end of the year	**191,580**	362.5 – 531.51	427.9	54
Exercisable at the end of the year	**103,680**	Rs. 362.5 – 531.51	Rs. 447.58	38

Schedule to the Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

CATEGORY A – FAIR MARKET VALUE OPTIONS				FISCAL YEAR ENDED 31 MARCH 2008
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	191,580	Rs. 362.5 – 531.51	Rs. 427.9	38
Expired / forfeited during the year	(2,100)	442.50	442.5	–
Exercised during the year	(30,700)	441.5 – 531.51	458.32	–
Outstanding at the end of the year	**158,780**	362.5 – 531.51	421.79	44
Exercisable at the end of the year	**119,830**	Rs. 362.5 – 531.51	Rs. 433.05	36

CATEGORY B – PAR VALUE OPTIONS				FISCAL YEAR ENDED 31 MARCH 2007
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	729,968	Rs. 5	Rs. 5	81
Granted during the year	427,060	5	5	81
Forfeited during the year	(76,056)	5	5	–
Exercised during the year	(191,720)	5	5	–
Outstanding at the end of the year	**889,252**	5	5	77
Exercisable at the end of the year	**43,256**	Rs. 5	Rs. 5	51

CATEGORY B – PAR VALUE OPTIONS				FISCAL YEAR ENDED 31 MARCH 2008
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the period	889,252	Rs. 5	Rs. 5	77
Granted during the period	386,060	5	5	91
Forfeited during the period	(133,240)	5	5	–
Surrendered by employees during the period	(138,418)	5	5	–
Exercised during the period	(229,866)	5	5	–
Outstanding at the end of the period	**773,788**	5	5	74
Exercisable at the end of the period	**72,364**	Rs. 5	Rs. 5	50

Dr. Reddy's Employees ADR Stock Option Scheme-2007 ("the DRL 2007 Plan"): The Company instituted the 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The 2007 Plan covers all employees of the Company and all employees and directors of its subsidiaries. Under the 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the 2007 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

During the current year, the Company under the 2007 Plan has issued 206,818 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

Schedule to the Balance Sheet : Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
05-April-07	126,418	5.00	747.35
17-May-07	59,400	5.00	663.60
18-May-07	21,000	5.00	678.45
	206,818		

Stock option activity under the 2007 Plan was as follows:

CATEGORY B – PAR VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2008			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the period	–	–	–	–
Granted during the period	206,818	Rs. 5	Rs. 5	84
Forfeited during the period	(24,040)	5	5	–
Exercised during the period	–	–	–	–
Outstanding at the end of the period	**182,778**	Rs. 5	Rs. 5	73
Exercisable at the end of the period	–	–	–	–

The Company has followed intrinsic method of accounting based on which a compensation expense of Rs. 207,125 (previous year: Rs. 181,661) has been recognized in the profit and loss account (refer Schedule 2 – Deferred stock compensation cost). The Compensation Committee at its meeting earlier held on 24 October 2007 proposed that the Company will absorb the full liability for the Fringe Benefit Tax (FBT) on the exercising of all stock options granted till the date of the resolution and further that for future grants from the date of this resolution FBT would be recovered from the concerned employee. In addition, the above amendment would be proposed at the ensuing Annual General Meeting of the Company proposed in July 2008, if required, for the approval of the shareholders.

Finance Act, 2007 included Fringe Benefit Tax ("FBT") on Employee Stock Option plans. FBT expense for the year includes FBT in respect of stock options granted till October 2007 not collected from employees amounting to Rs. 80,682.

10. UTILISATION OF FUNDS RAISED ON ADS ISSUE

In November 2006, the Company made a public offering of its American Depository Shares (ADS) to international investors. The offering consisted of 14,300,000 ADS representing 14,300,000 equity shares having face value of Rs. 5 each, at an offering price of U.S.$. 16 per ADS. Consequently, as of 31 March 2007 the share capital has increased by Rs. 71,500 and securities premium account has increased by Rs. 9,942,410 net of share issue expenses amounting to Rs. 227,290. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the ordinary equity shares.

The utilisation of the funds raised on ADS issue is as follows:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Working capital requirements	2,309,640	–
Loans and advances to:		
Lacock Holdings Limited, Cyprus	–	1,017,210
APR LLC	–	21,774
Total utilisation during the year	**2,309,640**	**1,038,984**

NOTE:

1. Foreign exchange loss of Rs. 415,585 (previous year Rs. 242,028) have not been considered above.

Schedule to the Balance Sheet / Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

The information required as per clause 4C and 4D and notes thereon of part II of Schedule VI to the Companies Act, 1956

11. CAPACITY AND PRODUCTION

i. Licensed capacity, installed capacity and production

CLASS OF GOODS	UNIT	AS AT 31 MARCH 2008			AS AT 31 MARCH 2007		
		LICENSED CAPACITY (1)	INSTALLED CAPACITY (1)	ACTUAL PRODUCTION	LICENSED CAPACITY (1)	INSTALLED CAPACITY (1)	ACTUAL PRODUCTION
Formulations (2)	Million units	3,440*	3,440*	4,062	3,440*	3,440*	3,715
Active pharmaceutical ingredients and intermediates (API) (3)	Tonnes	6,941	3,901	3,453	6,941	3,393	3,039
Generics	Million Units	9,200	9,200	3,591	7,500	7,500	3,014
Biotechnology	Grams	13,852	13,852	3,697	370	370	62

* On single shift basis

NOTES:

1. Licensed and installed capacities are as certified by Management and have not been verified by the auditors as this is a technical matter.
2. Actual production of Formulations includes 409 (previous year: 510) million units produced on loan licensing basis from outside parties.
3. Actual production of API includes 737 (previous year: 620) tonnes produced on loan licensing basis from outside parties.

12. PARTICULARS OF PRODUCTION, SALE AND STOCK

CLASS OF GOODS	OPENING STOCK QUANTITY	OPENING STOCK VALUE	PRODUCTION QUANTITY	PURCHASES TRADED GOODS (UNITS)	PURCHASES VALUE	SALES ** QUANTITY	SALES ** VALUE	CLOSING STOCK QUANTITY	CLOSING STOCK VALUE
Formulations (million units)	345.81	444,162	4,062	310.83	895,334	4,170.38	13,947,561	548.26	571,535
	(477.81)	(462,444)	(3,715)	(356)	(891,601)	(4,203)	(12,593,411)	(345.81)	(444,163)
Active pharmaceutical ingredients and intermediates (tonnes)	128.00	191,285	3,453	442.12	728,637	3,804*	14,905,587	219.42	379,746
	(223)	(221,159)	(3,039)	(365)	(555,658)	(3,499)*	(13,365,087)	(128)	(191,285)
Generics (million units)	55.43	25,501	3,591	–	–	3,630.20	4,824,248	16.23	68,217
	(26.43)	(11,274)	(3,014)	–	–	(2,985)	(10,229,550)	(55.43)	(25,501)
Biotechnology (grams)	–	27,440	3,697	–	–	3,218	344,321	478.16	11,108
	–	(37,669)	(61.60)	–	–	(62.10)	(828,988)	–	(27,440)
Custom Pharmaceutical Services (Kgs)	7,910	8,767	553,650	811,541	1,069,886	1,360,301	3,322,773	12,800	21,861
	(12,914)	(96,958)	(1,267,876)	(26,237)	(79,025)	(1,299,117)	(3,788,514)	(7,910)	(8,767)
Total		697,155			2,693,857		37,344,490		1,052,467
							(40,805,550)		
Less: Inter segmental Sales							3,479,625		
							(2,525,169)		
Sales (Gross of excise duty) as per profit and loss account							**33,864,865**		
Previous year		(829,504)			(1,526,284)		(38,261,368)		(697,155)

* Includes captive consumption of active pharmaceutical ingredients 430.37 tonnes (previous year: 660.85 tonnes)

** Sales are net of samples, rejections and damages but include inter segmental sales.

Figures in brackets represent the numbers for the previous year.

Schedule to the Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

13. RAW MATERIALS CONSUMED DURING THE YEAR

RAW MATERIALS	2008		2007	
	QUANTITY (KGS)	VALUE	QUANTITY (KGS)	VALUE
Recemiac-2-azabicyclo (3,3,0) Octane	497	6,555	9,203	131,454
2 4-Dichloro-5-Fluoro Acetophenone	481,658	168,216	535,296	210,847
Isobutyl Aceto Phenone (HVD)	342,631	58,605	932,737	153,547
2-Acetyl-6-Methoxy Naphthalene	1,394,800	622,500	607,941	202,794
Methanol	9,623,753	7,806	9,539,105	218,713
Toluene	5,586,261	226,755	3,840,506	177,572
Isopropyl Alcohol IP	2,900,540	149,170	1,948,042	107,245
Fluoro Quinolonic Acid	339,710	241,638	393,097	297,892
(4R-Cis-1,1Dimethylethyl,1-6-Cynaomethyl)	1,621	19,400	4,280	72,688
Others		7,265,614		7,302,746
Total		**8,766,259**		**8,875,498**

'Others' include no item which in value individually accounts for 10 percent or more of the total value of raw materials consumed.

14. DETAILS OF IMPORTED AND INDIGENOUS RAW MATERIALS, SPARE PARTS, CHEMICALS, PACKING MATERIALS AND COMPONENTS CONSUMED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008		FOR THE YEAR ENDED 31 MARCH 2007	
	VALUE	% OF TOTAL CONSUMPTION	VALUE	% OF TOTAL CONSUMPTION
Raw materials				
Imported	2,312,115	24%	3,261,640	37 %
Indigenous	6,454,144	76%	5,613,858	63 %
	8,766,259		**8,875,498**	
Stores, Chemicals, Spares and Packing materials				
Imported	212,313	11%	602,318	58 %
Indigenous	1,800,892	89%	444,090	42 %
	2,013,205		**1,046,408**	

15. CIF VALUE OF IMPORTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Raw materials	6,584,784	3,303,269
Capital equipment (including spares and components)	771,814	686,345
	7,356,598	**4,489,614**

16. EARNINGS IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Exports on FOB basis	22,599,061	28,483,268
Interest on deposits with banks	109,980	76,153
Interest on loan to subsidiaries	258,773	212,825
Service income and license fees	592,134	2,051,181
Royalty income	2,754	1,780
Others	105,660	–
	23,668,362	**30,925,207**

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

17. EXPENDITURE IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Travelling	93,850	59,855
Legal and professional fees	551,145	419,089
Bio-studies expenses	343,241	495,397
Other expenditure	2,365,398	2,359,311
	3,353,634	3,333,652

18. HEDGING AND DERIVATIVES

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30" Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

Pursuant to the adoption, the transitional loss representing the loss on foreign currency options not classified as cash flow hedges outstanding at the beginning of the year amounted to Rs. 14,921, net of tax of Rs. 7,683 and this loss has been adjusted against the opening balance of profit and loss account.

The following are the outstanding forward exchange contracts and currency options entered into by the Company:

YEAR ENDED 31 MARCH 2007 (RS. IN MILLIONS)

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNT	BUY / SELL	PURPOSE
Forward Contract	USD	INR	398	Sell	Hedging
Forward Contract	EUR	USD	11	Sell	Hedging
Currency Options	EUR	USD	30	Sell	Hedging

YEAR ENDED 31 MARCH 2008 (RS. IN MILLIONS)

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNT	BUY / SELL	PURPOSE
Forward Contract	USD	INR	137	Sell	Hedging
Forward Contract	USD	INR	77	Buy	Hedging
Currency Options	USD	INR	270	Sell	Hedging
Currency Options	EUR	USD	5	Sell	Hedging

The outstanding foreign currency options, which are classified as cashflow hedges and effective as at 31 March 2008 are as follows:

(IN MILLIONS)

CURRENCY	CROSS CURRENCY	NO OF CONTRACTS	AMOUNT	GAIN/(LOSS)
USD	INR	1	$ 60	Rs. (10.06)

The year end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

(IN MILLIONS)

CURRENCY	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
USD	-	29.08
EUR	13.31	3.79
GBP	8.88	5.57

The above exposures represent amounts receivable in foreign currency.

19. EMPLOYEE BENEFIT PLANS

Effective 1 April 2006 the Company had adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 81,702 net of deferred tax Rs. 43,483. As required by the standard, the obligation has been recorded in the year ended 31 March 2007 with the transfer of Rs. 81,702 to revenue reserves.

Schedule to the Balance Sheet / Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

The following table set out the status of the gratuity plan as required under AS 15 (Revised)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	257,986	216,271
Current service cost	33,774	27,789
Interest cost	22,052	15,518
Actuarial losses / (gain)	36,992	20,627
Benefits paid	(31,538)	(22,219)
Closing defined benefit obligation	**319,266**	**257,986**

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	236,325	220,270
Expected return on plan assets	16,891	16,192
Actuarial gains / (losses)	14,240	603
Contributions by employer	53,157	21,479
Benefits paid	(31,538)	(22,219)
Closing fair value of plan assets	**289,075**	**236,325**

Amount recognized in Balance Sheet

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Present Value of Funded Obligations	319,267	257,986
Fair Value of Plan Assets	(289,076)	(236,325)
Net Liability	30,191	21,661
Amounts in the balance sheet		
Provision for gratuity	30,191	21,661
Net liability / (asset)	**30,191**	**21,661**

Expense recognized in statement of Profit and Loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Current Service Cost	33,774	27,789
Interest on Defined Benefit Obligation	22,052	15,518
Expected Return on Plan Assets	(16,891)	(16,193)
Net actuarial losses / (gains) recognized in year	22,752	20,024
Amount, included in "Employee Benefit Expense"	**61,687**	**47,138**
Actual return on plan assets	31,132	16,796

Asset Information

CATEGORY OF ASSETS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Government of India securities	3.91%	4.61%
Corporate bonds	2.81%	3.43%
Insurer managed funds	92.20%	90.54%
Others	1.08%	1.42%
Total	**100.00%**	**100.00%**

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

The approximate market value of the assets as at 31 March 2008 was Rs. 289,076 (Previous Year: Rs. 236,325), a breakup of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Government of India Securities	11,296	10,900
Corporate Bonds	8,115	8,115
Insurer Managed Funds	266,534	213,974
Others	3,131	3,336
Total	**289,076**	**236,325**

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Discount Rate	7.80% p.a.	8.00% p.a.
Expected Rate of Return on Plan Assets	7.50% p.a.	7.50% p.a.
Salary Escalation Rate	8% p.a. for next 4 years & 6% p.a. thereafter	8% p.a. for next 5 years & 6% p.a. thereafter

Discount Rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected Rate of Return on Plan Assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary Escalation Rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

20. DIVIDEND REMITTANCE IN FOREIGN CURRENCY

The Company does not make any direct remittances of dividends in foreign currencies to ADS holders. The Company remits the equivalent of the dividends payable to the ADS holders in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the Company's ADS. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

21. RESEARCH AND DEVELOPMENT ARRANGEMENTS

I-VEN Pharma arrangement

During the year ended 31 March 2005, the Company entered into a joint development and commercialisation agreement with I-VEN Pharma Capital Limited ("I-VEN"). As per the terms of the agreement, I-VEN will fund up to fifty percent of the project costs (development, registration and legal costs) related to the specified generic product filings made by the Company for the United States of America market. The terms of the arrangement do not require the Company to repay the funds or purchase I-VEN's interest in the event of the failure of the research and development. However, on successful commercialisation of these products, the Company would pay I-VEN royalty on sales for a period of 5 years for each product. The first tranch advanced by I-VEN of Rs. 985,388 was received on 28 March 2005.

The amount received from I-VEN will be recognised in the income statement upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of Rs. Nil (previous year: 452,763) has been recognised in the current year representing the proportionate costs relating to the completion of specified filings as a credit to research and development expenses. During the year ended 31 March 2007, an amendment agreement has been signed between the parties to reflect a change in the product portfolio and the royalty rate.

Perlecan Pharma arrangement

In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited ("Perlecan Pharma"), with a total equity of U.S.$. 52,500 to be contributed jointly by the Company, Citigroup Venture Capital International Growth Partnership Mauritius Limited ("Citigroup Venture") and ICICI Venture Funds Management Company ("ICICI Venture"). Perlecan Pharma would be engaged in the clinical development and out-licensing of New Chemical Entity ("NCE") assets. As part of this arrangement, the Company has transferred all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma, on 27 March 2007 ("the closing date").

As per the arrangement, Citigroup Venture and ICICI Venture will contribute U.S.$. 22,500 each and the Company will contribute U.S.$. 7,500 towards Perlecan Pharma's initial equity capital. As a result, the Company will initially own approximately 14.28% of the equity of Perlecan Pharma. Further, three out of seven directors on the board of Perlecan Pharma will be from the Company. In addition, Perlecan Pharma will issue to the Company warrants to purchase 45 million

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 20: NOTES TO ACCOUNTS (CONTINUED)

equity shares of Perlecan Pharma, at Re. 1.00 per warrant, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity shares of Perlecan Pharma.

Further as per the terms of the arrangement, the Company will have the first right to conduct product development and chemical trials on behalf of Perlecan Pharma on an arm's length basis subject to the final decision by the board of directors of Perlecan Pharma. Moreover, the research and development expenses incurred by the Company from 1 April 2005 till the closing date of the arrangement will be reimbursed by Perlecan Pharma (Rs. 89,505 towards 2007–08; previous year Rs. 372,642).

As of 31 March 2008, the company owns approximately 14.3% of equity of Perlican pharma, in addition, the Company is committed to invest an additional amount of Rs. 170,000 as its equity contribution in future.

In view of certain adverse developments in the progress of molecules during the year, the Company has made a provision of Rs. 133,171 towards decline, other than temporary, in the value of its investment.

22. SEGMENT INFORMATION

In accordance with AS 17 – Segment Reporting, segment information has been given in the consolidated financial statements of DRL and therefore no separate disclosure on segment information is given in these financial statements.

23. FINANCE LEASE

The Company has acquired vehicles during the year on finance lease. The future minimum lease payments and their present values as at 31 March 2008 for each of the following periods are as follows:

	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	5,493	8,477	13,970
Later than 1 year and not later than 5 years	15,224	6,347	21,571
Beyond 5 years	–	–	–
	20,717	**14,824**	**35,541**

24. OPERATING LEASE

The Company has taken vehicles on non-cancellable operating lease during the year. The total future minimum lease payments under this non-cancellable lease are as follows:

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Not later than 1 year	17,582	–
Later than 1 year and not later than 5 years	40,127	–
Beyond 5 years	–	–
	57,709	**–**

Lease rentals on the said lease amounting to Rs. 9,018 (previous year: Rs. nil) has been charged to the profit and loss account. Lease rent under cancellable lease amounting to Rs. 102,363 (previous year: Rs. 91,903)

25. COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary to conform to current year's classification.

As per our report attached
for BSR & Co.
Chartered Accountants
S Sethuraman Partner
Membership No. 203491

Hyderabad 20 May 2008

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Saumen Chakraborty Chief Financial Officer
V Viswanath Company Secretary

Cash Flow Statement

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	5,841,027	13,658,457
Adjustments:		
Depreciation and amortisation	1,619,862	1,335,009
Provision for wealth tax	2,574	2,147
Bad debts written off	30,468	7,467
Income from redemption of mutual funds units	(110,269)	(869)
Amortisation of deferred stock compensation expense, net	207,125	181,611
Unrealised foreign exchange (gain) / loss	214,067	(151,539)
Provision for decline in the value of long-term investments, net	133,171	472,069
Interest income	(936,117)	(704,883)
Finance charges	101,883	479,682
(Profit) / loss on sale of fixed assets, net	3,319	(45,618)
Provision for doubtful debts	2,102	41,900
Provision for doubtful advances	5,869	197,671
Operating cash flows before working capital changes	**7,115,081**	**15,473,104**
(Increase) / Decrease in sundry debtor	1,446,616	(4,618,321)
Increase in inventories	(1,533,507)	(444,868)
Increase in loans and advances	(1,185,982)	(683,341)
Decrease in current liabilities and provisions	645,411	392,864
Cash generated from operations	**6,487,619**	**10,119,438**
Income taxes paid	(928,931)	(1,181,490)
Net cash provided by operating activities	**5,558,688**	**8,937,948**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(4,548,560)	(3,884,309)
Proceeds from sale of fixed assets	27,741	80,037
Purchase of investments	(23,489,477)	(745,971)
Proceeds from sale of investments	12,462,504	331,869
Loans and advances given to subsidiaries, joint ventures and associates	(525,268)	(454,056)
Interest received	913,762	699,252
Net cash used in investing activities	**(15,159,298)**	**(3,973,178)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of share capital	15,220	10,029,571
Repayment of long-term borrowings	(19,921)	(8,193)
Repayment of short-term borrowings	(1,941,458)	(7,071,859)
Proceeds from short-term borrowings	3,242,740	1,147,500
Interest paid	(97,783)	(493,618)
Dividend paid (including dividend tax)	(737,288)	(437,497)
Net cash provided by financing activities	**461,510**	**3,165,905**
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,139,100)	8,130,675
Cash and cash equivalents at the beginning of the period (Note 1)	14,567,111	6,509,429
Effect of exchange gain on cash and cash equivalents	(54,594)	(72,993)
Cash and cash equivalents at the end of the period (Note 1)	**5,373,417**	**14,567,111**

As per our report attached
for BSR & Co.
Chartered Accountants
S Sethuraman Partner
Membership No. 203491

Hyderabad 20 May 2008

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Saumen Chakraborty Chief Financial Officer
V Viswanath Company Secretary

Cash Flow Statement

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTES:

1. Cash and cash equivalents comprise:

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
CASH AND CASH EQUIVALENTS COMPRISE:		
Cash in hand	17,490	5,284
Balances with banks:		
In current accounts	569,666	794,295
In deposit accounts	4,700,269	13,079,445
In EEFC current accounts	69,686	673,180
In unclaimed dividend account	14,372	12,620
In unclaimed fractional share pay order accounts	666	666
In margin money	1,268	1,621
	5,373,417	**14,567,111**

2. The Company has undrawn borrowing facilities of Rs. 13,559,000 (previous year Rs. 12,038,000). These facilities are essentially for funding working capital requirements of the Company.

3. Previous year's figures have been regrouped/reclassified, wherever necessary to conform to the current year's classification.

Balance Sheet Abstract and Company's General Business Profile

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

1. Registration details

Registration No.:	4 5 0 7	State Code:	0 1
Balance Sheet Date:	3 1 (Date) 0 3 (Month) 0 8 (Year)		

2. Capital raised during the year (Amount in Rs. thousands)

Public Issue:	N I L	Rights Issue:	N I L
Bonus Issue:	N I L	Private Placement:	N I L
		ADR Issue	
Preferential offer of shares under Employee Stock Option Scheme 2002			2 6 0 5 6 6

3. Position of Moblisation and Deployment of Funds (Amount in Rs. thousands)

Total Liabilities:	5 3 6 0 9 6 9 8	Total Assets:	5 3 6 0 9 6 9 8
Sources of Funds:			
Paid-up Capital:	8 4 0 8 6 5	Reserves and Surplus:	4 7 2 7 7 1 8 4
Secured Loans:	3 4 0 2 2	Unsecured Loans:	4 5 8 9 0 5 2
Application of Funds:			
Net Fixed Assets:	9 8 7 4 1 5 2	Investments:	1 9 3 0 6 1 9 7
Net Current Assets:	2 1 9 7 2 2 4 3	Miscellaneous Exp.:	N I L

4. Performance of the Company (Amount in Rs. thousands)

Turnover:	3 3 8 6 4 8 6 5	Total Expenditure:	3 0 0 0 9 0 4 8
Profit Before Tax:	5 8 4 1 0 2 7	Profit After Tax:	4 7 5 2 2 1 9
Earning Per Share in Rs.	2 8 . 2 7	Dividend Rate %	7 5

5. Generic Names of Three Principal Products / services of Company (as per the monetary terms)

Item Code No.: (ITC Code)	2 9 4 1 9 0 0 3
Product Description:	Ciprofloxacin Hydrochloride
Item Code No.: (ITC Code)	2 9 4 2 0 0 0 1
Product Description:	Norfloxacin
Item Code No.: (ITC Code)	3 0 0 4 9 0 3 8
Product Description:	Omerprazole

Auditors' Report to the Board of Directors of Dr. Reddy's Laboratories Limited

Auditors' Report to the Board of Directors of Dr. Reddy's Laboratories Limited on the Consolidated Financial Statements of Dr. Reddy's Laboratories Limited and its Subsidiaries

1. We have audited the attached consolidated balance sheet of Dr. Reddy's Laboratories Limited ("the Company") and its subsidiaries (collectively referred to as the "Dr. Reddy's Group") as at 31 March 2008 and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements and other financial information of certain subsidiaries, which have been audited by other auditors whose reports have been furnished to us, and our opinion is based on the report of other auditors. The attached consolidated financial statements include assets of Rs. 13,483 million as at 31 March 2008, revenues of Rs. 12,355 million and net cash outflows amounting to Rs. 206 million in respect of the aforementioned subsidiaries for the year then ended.

4. The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21 – Consolidated Financial Statements, Accounting Standard 23 – Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 – Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India.

5. In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of Dr. Reddy's Group as at 31 March 2008;

   (ii) in the case of Consolidated Profit and Loss Account, of the consolidated results of operations of Dr. Reddy's Group for the year ended on that date; and

   (iii) in the case of Consolidated Cash Flow Statement, of the consolidated cash flows of Dr. Reddy's Group for the year ended on that date.

for **BSR & Co.**
Chartered Accountants

S Sethuraman
Partner
Membership No. 203491

Place: Hyderabad
Date: **20 May 2008**

Consolidated Balance Sheet AS AT 31 MARCH 2008

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	SCHEDULE	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	840,865	839,561
Reserves and surplus	2	44,127,978	39,133,040
		44,968,843	**39,972,601**
Loan funds			
Secured loans	3	720,476	6,144,284
Unsecured loans	4	18,963,394	18,762,313
		19,683,870	**24,906,597**
Deferred tax liabilities	19(7)	991,410	1,062,071
Minority Interest		-	10,473
		65,644,123	**65,951,742**
APPLICATION OF FUNDS			
Fixed assets and Intangibles	5		
Gross block		54,877,557	47,203,054
Less: Accumulated depreciation		(15,752,198)	(11,848,819)
Net block		39,125,359	35,354,235
Capital work-in-progress (including capital advances)		2,677,827	2,897,792
		41,803,186	**38,252,027**
Deferred tax assets	19(7)	185,615	95,114
Investments	6	4,820,832	1,341,169
Current assets, loans and advances			
Inventories	7	11,018,790	7,471,517
Sundry debtors	8	6,521,681	7,810,410
Cash and bank balances	9	7,452,880	18,610,097
Loans and advances	10	5,349,009	3,600,324
		30,342,360	**37,492,348**
Current liabilities and provisions			
Current liabilities	11	10,332,422	9,853,512
Provisions	12	1,175,448	1,375,404
		11,507,870	**11,228,916**
Net current assets		18,834,490	26,263,432
		65,644,123	**65,951,742**
Notes to consolidated accounts	19		
The schedules referred to above form an integral part of the Consolidated Balance Sheet			

As per our report attached
for BSR & Co.
Chartered Accountants
S Sethuraman Partner
Membership No. 203491

Hyderabad 20 May 2008

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy	Chairman
G V Prasad	Vice Chairman and CEO
K Satish Reddy	Managing Director and COO
Saumen Chakraborty	Chief Financial Officer
V Viswanath	Company Secretary

Consolidated Profit and Loss Account FOR THE YEAR ENDED 31 MARCH 2008

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	SCHEDULE		FOR THE YEAR ENDED 31 MARCH 2008		FOR THE YEAR ENDED 31 MARCH 2007
INCOME					
Sales, gross			49,700,024		65,125,674
Less: Excise duty and other similar duties and taxes on sales			(558,308)		(779,390)
Sales, net			**49,141,716**		**64,346,284**
Service income			740,232		882,172
License fees			34,822		27,542
Other income	13		2,037,664		1,161,633
			51,954,434		**66,417,631**
EXPENDITURE					
Material costs	14		17,846,647		27,431,721
Conversion charges			600,572		1,142,039
Excise duty and other similar duties and taxes			286,807		117,191
Personnel costs	15		7,310,580		5,432,916
Operating and other expenses	16		12,019,495		11,044,869
Research and development expenses		3,536,622		3,271,457	
Less: Amount reimbursed as per the research and development arrangements (Refer Note 13, Schedule 19)	19(13)	(89,505)	3,447,117	(825,405)	2,446,052
Finance charges	17		958,331		1,526,193
Equity in loss of associates, net (Refer Note 4, Schedule 19)	19(4)		16,709		86,525
Depreciation			4,018,609		3,791,108
			46,504,867		**54,018,614**
Profit before taxation and minority interest			**5,449,567**		**12,399,017**
Income tax	18		1,076,923		2,743,686
Profit before minority interest			**4,372,644**		**9,655,331**
Minority interest			8,681		3,547
Profit for the year			**4,381,325**		**9,658,878**
Balance in profit and loss account brought forward		8,848,744		1,185,353	
Less: Transitional Liability recognised pursuant to adoption of Accounting standard-15 (Revised) "Employee Benefits"	19(16)	-		(81,702)	
Transitional loss recognised pursuant to early adoption of Accounting Standard-30 "Financial Instruments: Recognition and Measurement"	19(17)	(14,921)	8,833,823	-	1,103,651
Amount available for appropriation			**13,215,148**		**10,762,529**
APPROPRIATIONS					
Proposed dividend on equity shares			630,649		629,671
Tax on proposed dividend			107,179		107,013
Dividend of previous years (including tax)			604		242
Transfer to general reserve			475,222		1,176,859
Balance carried forward			12,001,494		8,848,744
			13,215,148		**10,762,529**
Earnings per share	19(8)				
Basic – Par value Rs. 5 per share			26.07		60.92
Diluted – Par value Rs. 5 per share			25.90		60.52
Notes to consolidated accounts	19				

The schedules referred to above form an integral part of the Consolidated Profit and Loss Account

As per our report attached
for BSR & Co.
Chartered Accountants
S Sethuraman Partner
Membership No. 203491

Hyderabad 20 May 2008

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Saumen Chakraborty Chief Financial Officer
V Viswanath Company Secretary

Schedules to the Consolidated Balance Sheet

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

		AS AT 31 MARCH 2008		AS AT 31 MARCH 2007
SCHEDULE 1: SHARE CAPITAL				
Authorised				
200,000,000 (previous year: 200,000,000) equity shares of Rs. 5 each		1,000,000		1,000,000
Issued				
168,172,946 (previous year: 167,912,380) equity shares of Rs. 5 each fully paid-up (Note 1)		840,865		839,562
Subscribed and paid-up				
168,172,746 (previous year: 167,912,180) equity shares of Rs. 5 each fully paid-up	840,864		839,560	
Add: Forfeited share capital (Note 2)	1	840,865	1	839,561
		840,865		**839,561**

NOTES:

1. Subscribed and paid-up share capital includes:
   (a) 111,732,202 (previous year: 111,732,202) equity shares of Rs. 5 each fully paid-up, allotted as bonus shares. Out of total, 34,974,400 shares were alloted by capitalisation of General Reserve and 76,757,802 equity shares were alloted as bonus shares by capitalisation of the Securities Premium Account in earlier years.

   (b) 1,052,248 (previous year: 1,052,248) equity shares of Rs. 5 each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.

   (c) 20,571,768 (previous year: 20,571,768) equity shares of Rs. 5 each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5 each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited without payments being received in cash.

   (d) 40,750,000 (previous year: 40,750,000) equity shares of Rs. 5 each allotted against American Depository Shares (ADS). The Company, during previous year, raised Rs. 10,241,200 through a secondary offering by issuing 14,300,000 ADS, representing 14,300,000 equity shares (one ADS represents one equity share).

   (e) 17,204,304 (previous year: 17,204,304) equity shares of Rs. 5 each allotted against Global Depository Receipts (GDR), that were converted into ADS during the year ended 31 March 2002.

   (f) 226,776 (previous year: 226,776) equity shares of Rs. 5 each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.

   (g) 659,227 (previous year: 398,661) equity shares of Rs. 5 each allotted to the employees of the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2002".
2. Represents 200 (previous year: 200) equity shares of Rs. 5 each, amount paid-up Rs. 500/- forfeited due to non-payment of allotment money.
3. 932,568 (previous year: 1,080,832) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2002" and 182,778 (previous year: Nil) stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees ADR Stock Option Scheme 2007" (Refer Note 12, Schedule 19).

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 2: RESERVES AND SURPLUS		
Capital reserve		
Balance as at the beginning and at the end of the year	13,769	13,769
	13,769	**13,769**
Securities premium account		
Balance at the beginning of the year	17,519,763	7,877,812
Add: Received during the year on exercise of employee stock options	122,574	83,330
Add: Received during the year on issue of American Depository Shares (ADSs)	–	10,169,700
Less: Utilised for issue of bonus shares	–	(383,789)
Less: Utilisation towards ADS issue expenses	–	(227,290)
	17,642,337	**17,519,763**
Employees stock options outstanding		
Balance at the beginning of the year	448,486	261,053
Add: Options granted during the year	438,411	292,251
Less: Options forfeited during the year	(162,261)	(36,350)
Less: Options excercised during the year	(108,657)	(68,468)
Balance at the end of the year (A)	615,979	448,486
Deferred stock compensation cost		
Balance at the beginning of the year	220,882	146,592
Add: Options granted during the year	438,411	292,251
Less: Amortisation during the year	(232,926)	(181,611)
Less: Options forfeited during the year	(162,261)	(36,350)
Balance at the end of the year (B)	264,106	220,882
(A) – (B)	**351,873**	**227,604**
General reserve		
Balance at the beginning of the year	12,175,560	10,998,701
Add: Transferred from profit and loss account	475,222	1,176,859
	12,650,782	**12,175,560**
Hedge Reserve		
Balance at the beginning of the year	–	–
Additions for the year	(10,064)	–
	(10,064)	–
Foreign Currency Translation Reserve		
Balance at the begining of the year	347,600	115,227
Additions for the year	1,130,187	232,373
	1,477,787	**347,600**
Profit and loss account		
Balance in consolidated profit and loss account	**12,001,494**	**8,848,744**
	44,127,978	**39,133,040**

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 3: SECURED LOANS		
Loans from banks		
Long term non recourse loan (Note 1)	–	5,787,000
Short term loan from ABN Amro bank (Note 2)	253,750	–
Others (Note 3 and 4)	162,099	85,549
Loans from institutions		
Finance lease obligations (Note 5)	291,322	252,510
Loan from Indian Renewable Energy Development Agency Limited (Note 6)	13,305	19,225
	720,476	**6,144,284**

NOTES:

1. Long term non recourse loan is against a general security of assets of one of the subsidiary. This Loan carries an interest rate of EURIBOR plus 200 bps and has been repaid during the year.
2. Loan from ABN Amro Bank taken by Dr. Reddy's laboratories SA, Switzerland ("DRL,SA") is secured by way of Corporate Guarantee given by Parent Company. The loan carries an interest rate of Libor + 50 bps.
3. Loan from the ICICI Bank taken by Aurigene Discovery Technologies Limited ("Aurigene") is secured by way of hypothecation of vehicles acquired by Aurigene. The loan carries an interest rate of 8.015% per annum.
4. Loan from the Agricultural Bank of China taken by Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan"), a consolidated joint venture, is secured by way of hypothecation of leasehold land, buildings and equipment of Reddy Kunshan. This loan carries an interest rate of 5.742% per annum.
5. Finance lease obligations represent present value of minimum lease rental payable for the building and vehicles taken by the Company and its subsidiary companies respectively. (Refer note 15, Schedule 19).
6. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power plant. The loan is repayable in quarterly installments of Rs. 1,480 each quarter and carries an interest rate of 2% per annum.

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 4: UNSECURED LOANS		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	63,246	68,708
Packing credit loan (Note 1)	4,090,878	2,684,700
Long term foreign currency loan (Note 2)	14,374,342	15,482,514
Bank Overdraft (Note 3)	434,928	526,391
	18,963,394	**18,762,313**

NOTES:

1. Foreign Currency Packing Credit loan is from Standard Chartered Bank, State Bank of India, The Bank Of Nova Scotia, ABN Amro Bank, Citi Bank, BNP Paribas carrying interest rates of LIBOR plus 50 – 100 bps, repayable on expiry of 3 to 6 months from the date of drawdown. Packing Credit loans for the previous year comprised foreign currency loan that were taken from State Bank of India carrying an interest rate of LIBOR plus 60 bps, repayable on expiry of 6 months from the date of drawdown and rupee packing credit loans from Standard Chartered Bank and Bank of Tokyo – Mitsubishi Ufj Ltd carrying an interest rate of 9.5% and 9% per annum respectively.
2. Long term Euro loan has been guaranteed by the Company and certain subsidiaries of the Group. The loan carried an interest rate of EURIBOR plus 150 basis points. Effective 24 November 2006, the interest rate has been changed to EURIBOR plus 70 – 200 basis points and LIBOR plus 70 basis points.
3. Bank overdraft is on the current accounts with Citibank, which carry interest rates of 9.75% per annum. Previous year bank overdraft was on the current accounts with HDFC Bank, with interest rate of 9% per annum.

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHRWISE STATED

SCHEDULE 5: FIXED ASSETS

DESCRIPTION	GROSS BLOCK					DEPRECIATION					NET BLOCK	
	AS AT 1 APRIL 2007	ADDITIONS	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS	AS AT 31 MARCH 2008	AS AT 1 APRIL 2007	FOR THE YEAR	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Land – freehold (Note 1)	783,708	703,838	12,533	(24,991)	1,450,022	–	–	–	–	–	1,450,022	783,708
Land – leasehold (Note 2)	76,554	2,186	14,009	90,976	155,707	3,605	116	2,304	1,978	3,395	152,312	72,949
Buildings	2,870,341	1,035,819	22,611	(61,655)	3,821,894	534,596	153,012	13,984	(6,810)	666,814	3,155,080	2,335,745
Plant and machinery (Note 3)	6,744,161	2,190,095	27,952	(117,841)	8,788,463	3,304,422	866,806	26,830	(140,652)	4,003,746	4,784,717	3,439,739
Electrical equipment	820,568	340,173	7,009	170	1,153,902	383,152	114,172	5,616	(6,654)	485,054	668,848	437,416
Laboratory equipment	2,062,384	437,541	19,176	(11,819)	2,468,930	1,041,602	279,809	4,574	(45,641)	1,271,196	1,197,734	1,020,782
Furniture, fixtures and office equipment	1,402,134	390,653	9,669	(157,136)	1,625,982	905,841	234,817	7,987	(102,529)	1,030,142	595,840	496,293
Vehicles	381,120	96,208	51,109	(10,983)	415,236	163,072	75,109	32,634	(3,660)	201,887	213,349	218,048
Library	695	–	–	–	695	695	–	–	–	695	–	–
Intangibles												
Customer contracts	243,424	–	–	–	243,424	125,088	86,548	–	–	211,636	31,788	118,336
Goodwill	22,382,878	206,896	–	1,765,361	24,355,135	1,921,947	1,258,889	–	103,789	3,284,625	21,070,510	20,460,931
Patents, trademarks and designs (including marketing know-how)	8,509,689	240,293	–	670,502	9,420,484	2,892,121	888,924	–	178,648	3,959,693	5,460,791	5,617,568
Technical know-how	458,533	–	–	–	458,533	335,757	45,853	–	–	381,610	76,923	122,776
Non-compete fees	227,500	–	–	–	227,500	227,500	–	–	–	227,500	–	–
	46,963,689	**5,643,702**	**164,068**	**2,142,584**	**54,585,907**	**11,839,398**	**4,004,055**	**93,929**	**(21,531)**	**15,727,993**	**38,857,914**	**35,124,291**
Assets taken on lease												
Buildings	239,365	–	–	23,029	262,394	9,421	9,651	–	230	19,302	243,092	229,944
Vehicles		29,256	–	–	29,256	–	4,903	–	–	4,903	24,353	–
Total	**47,203,054**	**5,672,958**	**164,068**	**2,165,613**	**54,877,557**	**11,848,819**	**4,018,609**	**93,929**	**(21,301)**	**15,752,198**	**39,125,359**	**35,354,235**
Previous year	42,012,771	3,472,240	247,206	1,965,249	47,203,054	8,095,598	3,791,108	178,091	140,204	11,848,819	35,354,235	

NOTES:

1. In pursuance of an allotment letter ("the letter") dated 16 October 2001, received from Karnataka Industrial Area Development Board, Aurigene Discovery Technologies Limited, a consolidated subsidiary, acquired land located at Electronics City, Bangalore, on a lease-cum-sale basis. In terms of the letter, the lease shall be converted into a sale at the end of six years subject to fulfillment of all the terms and conditions of the allotment. Pending completion of the period of six years and fulfillment of the terms and conditions of the allotment, the amount incurred on the land acquisition aggregating to Rs. 49,729 (previous year: Rs. 49,729) has been accounted as leasehold land. since the period of six years has been completed, converting lease into sale is under process.
2. The Group owns a treated effluent discharge pipeline with a cost of Rs. 9,257 (Previous year: Rs. 9,257) and net book value of Rs. 636 (Previous year: Rs. 1,594) in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.
3. In May 2006, the Company acquired marketing authorisations and authorisations applications for certain speciality pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratories Lithapar, S.A. ("Lithapar") for a consideration of Rs. 218,920. During the year ended 31 March 2008, triggered by certain adverse market conditions like reduction in sales and margins of the product and increase in supply costs, the Company tested carrying value of Lithapar intangibles for impairment and recognised an impairment loss of Rs. 127,506 representing the net carrying value of these intangibles, which has been included in the amortisation expense for the year ended 31 March 2008.
4. Foreign exchange adjustments represents exchange differences resulting from translation of fixed assets relating to non-integral foreign operations.

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 6: INVESTMENTS		
(Long term, unless otherwise specified)		
Investment in associates		
Perlecan Pharma Private Ltd	57,098	69,773
Other investments (at cost)		
Aggregate cost of quoted investments (Note 1)	3,096	3,096
Aggregate cost of unquoted investments	1,320,922	1,320,922
Current Investments, at the lower of cost or market value		
Mutual funds	3,507,673	15,335
	4,888,789	**1,409,126**
Less: Provision for decline, other than temporary, in the value of investments	(67,957)	(67,957)
	4,820,832	**1,341,169**
Market value of quoted investments	19,203	11,933
Market value of current investments	3,515,963	15,386

NOTE:

1. In respect of shares of State Bank of India, the share certificates were misplaced during transfer / lost in transit. The Company has initiated necessary legal action at the appropriate courts.

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 7: INVENTORIES		
Stores and spares	740,814	554,587
Raw materials	3,525,103	2,472,849
Work-in-process	2,352,993	1,690,584
Finished goods	4,399,880	2,753,497
	11,018,790	**7,471,517**

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 8: SUNDRY DEBTORS		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	323,635	310,614
Considered doubtful	488, 667	303,151
Other debts		
Considered good	6,198,046	7,499,796
	7,010,348	**8,113,561**
Less: Provision for doubtful debts	(488,667)	(303,151)
	6,521,681	**7,810,410**

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 9: CASH AND BANK BALANCES		
Cash in hand	21,864	9,407
Balances with banks		
In current accounts	2,644,755	3,347,342
In EEFC current accounts	69,686	673,180
In deposit accounts	4,701,537	14,566,882
In unclaimed dividend accounts	14,372	12,620
In unclaimed fractional share pay order accounts	666	666
	7,452,880	**18,610,097**
NOTES:		
Deposits with banks include:		
1. Margin money for letters of credit and bank guarantees	8,118	9,063
2. Details of unutilised portion of ADS issue proceeds:		
Deposit with schedule banks outside India	–	8,732,898
[Maximum amount outstanding at any time during the year: Rs. 8,732,898 (previous year: Rs. 8,732,898)]		
Deposit with schedule banks in India	2,500,000	–
Investment in mutual funds	3,507,673	–

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 10: LOANS AND ADVANCES		
(Unsecured)		
Considered good		
Advances to associate	20,158	89,716
Advances to material suppliers	424,063	288,916
Staff loans and advances	28,996	17,460
Interest accrued on investments	27,985	5,630
Other advances recoverable in cash or in kind or for value to be received	3,148,480	2,014,257
Advance tax, net of provision for current taxes	315,090	43,179
MAT credit entitlement	24,760	–
Balances with statutory authorities	1,178,733	893,303
Deposits	180,744	247,863
	5,349,009	**3,600,324**
Considered doubtful		
Staff loans and advances	6,500	6,500
Other advances recoverable in cash or in kind or for value to be received	38,758	52,671
Advances towards investment	8,056	8,056
	5,402,323	**3,667,551**
Less: Provision for doubtful advances	(53,314)	(67,227)
	5,349,009	**3,600,324**

Schedules to the Consolidated Balance Sheet (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 11: CURRENT LIABILITIES		
Sundry creditors (Note 1-3)	10,274,629	9,795,782
Interest accrued but not due on loan	5,326	4,665
Unclaimed dividends	14,372	12,620
Trade deposits	38,095	40,445
	10,332,422	**9,853,512**

NOTES:

1. The principal amount paid and that remaining unpaid as at 31 March 2008 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA) are Rs. 485,941 (previous year: Rs. 269,320) and Rs. 28,987 (previous year: Rs. 26,482) respectively. The interest amount computed based on the provisions under Section 16 of the MSMDA Rs. 2,834 (previous year: Rs. 604) is remaining unpaid as of 31 March 2008. The interest that remained unpaid as at 31 March 2007 was paid during the year.
2. The list of undertakings covered under MSMDA were determined by the Company on the basis of information available with the Company and have been relied upon by the auditors.
3. Previous years figures includes liability towards Leave Encashment amounting to Rs. 145,306 pursuant to an amendment of the Company and one of its subsidiary's leave encashment policy.

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
SCHEDULE 12: PROVISIONS		
Proposed dividend	630,649	629,671
Tax on proposed dividend	107,179	107,013
Provision for		
Gratuity	33,266	23,589
Leave encashment	28,870	35,214
Pension, seniority and severence indemnity plan	40,275	56,804
Taxation, net of advance taxes	335,209	523,113
	1,175,448	**1,375,404**

Schedules to the Consolidated Profit and Loss Account

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 13: OTHER INCOME		
Interest on fixed deposits	654,029	495,815
Interest on investments	23,315	3,000
Interest others	77,624	21,941
Profit on sale of fixed assets, net	–	46,000
Gain on redemption of mutual fund units	110,269	869
Sale of spent chemicals	200,105	206,994
Forex gain, net	634,944	178,674
Miscellaneous income	337,378	208,340
	2,037,664	**1,161,633**

NOTE:

1. Fixed deposits and interest income are stated at gross values. The value of income tax deducted at source is Rs. 150,865 (previous year: Rs. 71,314).

			FOR THE YEAR ENDED 31 MARCH 2008		FOR THE YEAR ENDED 31 MARCH 2007	
SCHEDULE 14: MATERIAL COSTS						
(a)	**Net (increase) / decrease in stock**					
	Opening					
	Work-in-process	1,690,584		1,436,810		
	Finished goods	2,753,497		2,465,468		
	Add: Stocks acquired from Litaphar	–	4,444,081	22,864	3,925,142	
	Closing					
	Work-in-process	2,352,993		1,690,584		
	Finished goods	4,399,880	6,752,873	2,753,497	4,444,081	
	Net (increase)		**(2,308,792)**		**(518,939)**	
(b)	**Raw materials consumed (Note1)**					
	Opening stock of raw materials	2,472,849		2,334,552		
	Add: Purchases	12,007,826		9,828,005		
		14,480,675		12,162,557		
	Less: Closing stock	(3,525,103)	**10,955,572**	(2,472,849)	**9,689,708**	
(c)	**Stores, chemicals, spares and packing material consumed**		**2,121,896**		**1,226,135**	
(d)	**Purchase of traded goods**		**7,077,971**		**17,034,817**	
			17,846,647		**27,431,721**	

1) Raw materials consumed include Rs. 558,298 (previous year: Rs. 364,321) being stocks written-off / written-down, Rs. 1,386,570 (previous year: Rs. 647,987) being cost of samples issued and is net of Rs. 997,555 (previous year: Rs. 781,308) being sale of raw materials.

2) Raw material consumption is net of DEPB credit availed amounting to Rs. 455,879 (previous year: Rs. 523,733).

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 15: PERSONNEL COSTS		
Salaries, wages and bonus	5,878,412	5,247,586
Contribution to provident and other funds	557,093	452,192
Workmen and staff welfare expenses	642,149	551,527
Amortisation of deferred stock compensation expense	232,926	181,611
	7,310,580	**6,432,916**

Schedules to the Consolidated Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 16: OPERATING AND OTHER EXPENSES		
Power and fuel	976,316	812,359
Rent	264,026	325,153
Rates and taxes	169,364	135,744
Repairs and maintenance		
Buildings	53,352	79,315
Plant and machinery	768,386	424,932
Others	601,854	413,517
Insurance	239,006	266,589
Travelling and conveyance	649,518	540,825
Communication	199,136	234,353
Advertisements	395,229	205,424
Commission on sales	210,615	204,619
Carriage outwards	1,309,301	1,231,706
Other selling expenses	3,317,472	3,143,055
Printing and stationery	109,461	111,411
Legal and professional charges	1,346,737	1,367,369
Donations	125,455	79,181
Bad debts written-off	55,552	7,467
Provision for doubtful advances, net	(13,913)	23,403
Provision for doubtful debts, net	185,516	41,900
Directors' sitting fees	365	350
Directors' remuneration	183,770	374,361
Auditors' remuneration	8,246	8,815
Bank charges	64,478	61,503
Loss on sale of fixed assets, net	10,862	-
Sundry expenses	789,391	951,518
	12,019,495	**11,044,869**

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 17: FINANCE CHARGES		
Interest on packing credit loan	64,883	318,385
Interest on long term loan	797,337	1,024,058
Other finance charges	96,111	183,750
	958,331	**1,526,193**

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
SCHEDULE 18: INCOME TAX		
Current taxes		
Domestic taxes	645,274	1,726,907
MAT credit entitlement	(24,760)	-
Foreign taxes	437,138	708,365
	1,057,652	**2,435,272**
Deferred taxes		
Domestic taxes	291,171	23,631
Foreign taxes	(449,686)	214,208
	(158,515)	**237,839**
Fringe benefit tax	**177,786**	**70,575**
	1,076,923	**2,743,686**

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation of consolidated financials statements

The consolidated financial statements of Dr. Reddy's Laboratories Limited and its subsidiaries ("the group" or "the Company") have been prepared and presented in accordance with the Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accrual basis. GAAP comprises accounting standards notified by the Central Government of India under Section 211 (3C) of the Companies Act, 1956, other pronouncements of Institute of Chartered Accountants of India, the provisions of Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India.

b) Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the consolidated financial statements and reported amounts of revenues and expenditure for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Principles of consolidation

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("the Company"), the parent company and all of its subsidiaries (collectively referred to as "the Group" or "Dr Reddy's Group"), in which the Company has more than one-half of the voting power of an enterprise or where the Company controls the composition of the board of directors. In accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures", issued by the ICAI, the Group has accounted for its proportionate share of interest in a joint venture by the proportionate consolidation method. The joint venture arrangement has been more fully described in Note 5 below.

The consolidated financial statements have been prepared on the following basis:

The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the group. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.

The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financial policies of the investee. Inter company profits and losses have been proportionately eliminated until realised by the investor or investee.

Pursuant to the adoption of AS 27 "Financial Reporting of Interest in Joint Ventures" the Group does not consolidate entities where, regardless of the share of capital contributions, the minority shareholders have significant participating rights jointly with the Group, that provide for effective involvement in significant financial and operating decisions in the ordinary course of business.

The proportionate share of Group's interest in Joint Ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the group.

The excess / deficit of cost to the parent company of its investment in the subsidiaries, joint ventures and associates over its portion of equity at the respective dates on which investment in such entities were made is recognised in the financial statements as goodwill / capital reserve. The parent company's portion of equity in such entities is determined on the basis of the book values of assets and liabilities as per the financial statements of such entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions, up to the date of investment. Goodwill / capital reserve arising on the acquisition of an associate by the parent company is included in the carrying amount of investment in the associate but is disclosed separately.

The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

d) Fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction, less accumulated depreciation. The cost of fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised.

Advances paid towards the acquisition of the fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method at the rates specified in schedule XIV to the Companie's Act, 1956 based on the useful lives of the assets as estimated by Management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed off. Individual assets costing less than Rs. 5,000 are depreciated in full in the year of acquisition.

Schedule to the Consolidated Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

The Management's estimates of the useful lives for various categories of fixed assets are given below:

	YEARS
Buildings	
– Factory and administrative buildings	20 to 50
– Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2
Leasehold building is being amortised over the primary period of the lease.	

e) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. The management estimates the useful lives for the various intangible assets as follows:

	YEARS
Goodwill	5 to 20
Patents, trademarks and designs (including marketing know-how)	3 to 10
Customer contracts	2 to 5
Technical know-how	10
Non-compete fees	1.5 to 10

f) Investments

Long-term investments, other than investments in associates, are stated at cost. A provision for diminution is made to recognise a decline, other than temporary, in the value of long-term investments. Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Investments in associates, accounted under the equity method of accounting, are initially recorded at cost, identifying any goodwill / capital reserve at the time of acquisition. The carrying amount of such investments is adjusted thereafter for the post acquisition change in the Group's share of net assets of the investee unless there is an agreement to the contrary. The carrying amount of investment in an associate is reduced to recognise a decline, other than temporary, in the value of the investment, such reduction being determined and made for each investment individually.

g) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First in first out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and including an appropriate share of production overheads
Finished goods (traded)	Specific identification method

h) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Group.

i) Employee benefits

Contributions payable to an approved gratuity fund (a defined benefit plan) and certain defined benefit plans at overseas subsidiaries determined by independent actuaries at the balance sheet date, are charged to the profit and loss account. Provision for leave encashment cost is made on the basis of actuarial valuation at the balance sheet date, carried out by an independent actuary.

Contributions payable to recognised provident funds, approved superannuation scheme, employee pension and social security schemes in certain overseas subsidiaries, which are defined contribution schemes, are charged to the profit and loss account.

All actuarial gains and losses arising during the year are recognized in the statement of expense of the year.

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

j) Foreign currency transactions, balances and translation of financial statements of foreign subsidiaries and joint venture

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the profit and loss account.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date not covered by forward exchange contracts are translated at year-end rates. The resultant exchange differences are recognised in the profit and loss account. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract. Any profit or loss arising on the cancellation or renewal of forward contracts is recognised as income or expense for the period.

In relation to the forward contracts entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date, the exchange difference is calculated and recorded in accordance with AS - 11 (revised). The exchange difference on such a forward exchange contract is calculated as the difference the foreign currency amount of the contract translated at the exchange at the reporting date, or the settlement date where the transaction is settled during the reporting period, and the corresponding foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the profit and loss account in the reporting period in which the exchange rates change.

The financial statements of the foreign integral subsidiaries, representative offices and (collectively referred to as the 'foreign integral operations') are translated into Indian rupees as follows:

Revenue items, except opening and closing inventories and depreciation are translated at the respective monthly average rates. Opening and closing inventories are translated at the rates prevalent at the commencement and close respectively of the accounting period. Depreciation is translated at the rates used for the translation of the values of the assets on which depreciation is calculated.

Monetary items are translated using the closing rate.

Non-monetary items, other than inventories, are translated using the exchange rate at the date of transaction i.e., the date when they were acquired.

The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised as income or as expense for the year.

Contingent liabilities are translated at the closing rate.

The consolidated foreign subsidiaries Reddy US, DREU, DRUK, AI, Falcon, RHG, Lacock, Beta group companies, Reddy Pharma Iberia SA, Reddy Pharma Italia SpA and joint venture KRRP have been identified as non integral operations in accordance with the requirements of AS -11 (Revised 2003) "The Effect of Changes in Foreign Exchange rates" issued by ICAI which is effective for the accounting periods commencing on or after 1 April 2004. In accordance with AS -11 (Revised 2003) "The Effect of Changes in Foreign Exchange rates", the financial statements of such non-integral foreign operations are translated into Indian rupees as follows:

- All assets and liabilities, both monetary and non-monetary, are translated using the closing rate.
- Revenue items are translated at the respective monthly average rates.
- The resulting net exchange difference is credited or debited to a foreign currency translation reserve. However, an exchange difference arising out of intragroup monetary item, whether short term or long term is recognised in the profit and loss account.
- Contingent liabilities are translated at the closing rate.

k) Derivative instruments and hedge accounting

The Company uses foreign exchange forward contracts and options to hedge its movements in foreign exchange rates and does not use the foreign exchange forward contracts and options for trading or speculative purposes.

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

The Company classifies foreign currency options in respect of the forecasted transactions at the inception of each contract meeting the hedging criterion, as cash flow hedges. Changes in the fair value of options classified as cash flow hedges are recognised directly in shareholders' funds (under the head "Hedging Reserves") and are reclassified into the profit and loss account upon the occurrence of the hedged transaction. The gains / losses on options designated as cash flow hedges are included along with the underlying hedged forecasted transactions. The exchange differences relating to options not designated as cash flow hedges are recognised in the profit and loss account as they arise. Further, the changes in fair value relating to the ineffective portion of the cash flow hedges are recognised in the profit and loss account as they arise.

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

l) Revenue recognition

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of formulation products is recognised on dispatch of products to stockists by clearing and forwarding agents of the Group. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognised on dispatch of products from the factories of the Group. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

The Group has entered into marketing arrangements with certain marketing partners for sale of goods in certain overseas territories. Under such arrangements, the Group sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners. An additional amount representing profit share is recognized as revenue on the basis of ultimate net sale proceeds realized by such marketing partners from the end customer. Such amount is determined as per the terms of the arrangement and recognized by the Group when the realisation is certain.

The Group enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Group. Revenue from such arrangements is recognised in the period in which the Group completes all its performance obligations.

m) Income-tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the Group.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at the balance sheet date have been arrived at after setting off deferred tax assets and liabilities where the group has a legally enforceable right to set-off assets against liabilities, and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

n) Earnings per share

The basic earnings per share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

o) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the Employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

p) Impairment of assets

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

q) Provisions and contingent liabilities

The Group creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

r) Leases

Assets taken on lease where the Group acquires substantially the entire risks and rewards incidental to ownership are classified as finance leases. The amount recorded is the lesser of the present value of the minimum lease rental and other incidental expenses during the lease term or the asset's fair value. The rental obligations, net of interest charges, are reflected in secured loan. Leases that do not transfer substantially all of the risks and rewards of ownership are classified as operating leases and recorded as expenses as and when payments are made over the lease term.

Schedule to the Consolidated Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

2. DESCRIPTION OF THE GROUP

Dr. Reddy's Laboratories Limited ("the Company") together with its subsidiaries (collectively referred to as "the Group" or "Dr. Reddy's Group") is a leading India-based pharmaceutical group headquartered in Hyderabad, India. The Group's principal areas of operation are active pharmaceutical ingredients and intermediates, formulations, generics, custom pharmaceutical services and drug discovery. The Group's principal research and development and manufacturing facilities are located in Andhra Pradesh, India with principal marketing facilities in India, Russia, the United States, the United Kingdom, Brazil, Germany, Spain, Italy, Australia and South Africa. The Company's shares trade on several stock exchanges in India and on the New York Stock Exchange in the United States from 11 April 2001.

Dr. Reddy's subsidiaries, step-down subsidiaries, associates and joint venture are listed below:

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE HOLDING(%)
Subsidiaries		
OOO JV Reddy Biomed Limited ("RBL")	A Company organised under the laws of Russia	100
Reddy Pharmaceuticals Hong Kong Limited	A Company organised under the laws of Hong Kong	100
Dr. Reddy's Laboratories Inc. ("DRLI")	A Company organised under the laws of New Jersey, USA	100
Reddy Cheminor S.A.	A Company organised under the laws of Chartres, France	100
Reddy Antilles N.V. ("RANV")	A Company organised under the laws of Antilles, Netherlands	100
Dr. Reddy's Farmaceutica Do Brazil Ltda.	A Company organised under the laws of Brazil	100
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Dr. Reddy's Laboratories (EU) Limited ("DREU")	A Company organised under the laws of the United Kingdom	100
Cheminor Investments Limited	A Company organised under the laws of India	100
DRL Investments Limited	A Company organised under the laws of India	100
OOO Dr. Reddy's Laboratories Limited	A Company organised under the laws of Russia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A Company organised under the laws of the Republic of South Africa	60
Dr. Reddy's Bio-Sciences Limited	A Company organised under the laws of India	100
Trigenesis Therapeutics Inc.	A Company organised under laws of New Jersey, USA	100
Industrias Quimicas Falcon de Mexico S.A.de.C.V.("Falcon")	A Company organised under laws of Mexico	100
Dr. Reddy's Laboratories (Australia) Pty. Limited	A Company organised under laws of Australia	70
Reddy Pharma Iberia SA	A Company organised under laws of Spain	100
Lacock Holdings Limited ("Lacock")	A Company organised under laws of Cyprus	100
Dr. Reddy's Laboratories SA	A Company organised under laws of Switzerland	100
Step-down subsidiaries		
Reddy Netherlands B.V.	A subsidiary of Reddy Antilles N.V., organised under the laws of Netherlands	100
Reddy US Therapeutics Inc. ("Reddy US")	A subsidiary of Reddy Antilles N.V., organised under the laws of Atlanta, USA	100
Promius Pharma LLC (formerly Reddy Pharmaceuticals, LLC.)	A subsidiary of Dr. Reddy's Laboratories Inc., organised under the laws of Delaware, USA	100
Dr. Reddy's Laboratories (UK) Limited ("DRUK")	A subsidiary of Dr. Reddy's Laboratories (EU) Limited, organised under the laws of the United Kingdom	100
Aurigene Discovery Technologies Inc ("AI")	A subsidiary of Aurigene Discovery Technologies Limited, organised under the laws of Massachusetts, USA	100
Reddy Holding GmbH ("RHG")	A subsidiary of Lacock Holdings Limited organised under the laws of Germany	100
betapharm Arzneimittel GmbH	A subsidiary of beta Healthcare GmbH & Co. KG organised under the laws of Germany	100
beta Healthcare Solutions GmbH	A subsidiary of beta Healthcare GmbH & Co. KG organised under the laws of Germany	100
beta institut fur sozialmedizinische Forschung und Entwicklung GmbH	A subsidiary of beta Healthcare GmbH & Co. KG organised under the laws of Germany	100
Reddy Pharma Italia SPA	A subsidiary of Lacock Holdings Limited organised under the laws of Italy	100
Eurobridge Consulting B.V.	A subsidiary of Reddy Antilles NV organised under the laws of Netherlands	100

Schedule to the Consolidated Balance Sheet / Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE HOLDING(%)
OOO DRS Limited	A subsidiary of Eurobridge Consulting B.V. organised under the laws of Russia	100
Aurigine Discovery Technologies (Malaysia) Sdn bhd	A subsidiary of Aurigine Discovery Technologies Limited organised under the laws of Malaysia	100
Affordable Health Care Limited	A subsidiary of Dr. Reddy's Laboratories SA organised under laws of New Zealand	100
Partnership firms		
Globe Enterprises	A partnership firm with Dr. Reddy's Holdings Private Limited organised under the laws of India, wherein Dr. Reddy's and Dr. Reddy's Holdings Private Limited share the profits in the ratio of 95:5	95
Joint Venture		
Kunshan Rotam Reddy Pharmaceutical Company Limited ("Reddy Kunshan" or "KRRP")	A Company organised under the laws of China	51.33
Associates		
APR LLC	A Limited Liability Company (LLC) organised under the laws of Delaware, USA	100% of Class B interest in the LLC
Perlecan Pharma Private Limited	A Company organised under the laws of India	14.31

3. COMMITMENTS AND CONTINGENT LIABILITIES

		PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
(i)		Commitments / contingent liabilities:		
	(a)	Guarantees issued by banks	85,321	282,687
	(b)	Letters of credit outstanding	664,368	739,857
	(c)	Contingent consideration payable in respect of subsidiaries acquired	12,463	12,463
(ii)		Claims against the Group not acknowledged as debts in respect of:		
	(a)	Income tax matters, pending decisions on various appeals made by the Group and by the Department	668,569	892,367
	(b)	Excise matters, under dispute	965	17,451
	(c)	Sales tax matters, under dispute	14,625	16,605
	(d)	Customs matter under dispute	17,911	19,711
	(e)	Other matters, under dispute	276	16,674

(f) Demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 which is being contested by the Company in respect of its product "Norfloxacin". During the year ended 31 March 2005, the Hon'ble High Court of Andhra Pradesh dismissed the review petition filed by the Company against the original order passed by the same Court. Subsequently, the Company had filed a Special Leave Petition with the Supreme Court of India appealing against the High Court Order.

During the year ended 31 March 2006 the Company received a further demand notice from the authorities for a total of Rs. 284,984 towards the overcharged sale price (principal) and interest thereon. The Company filed a fresh writ petition in the High Court of Andhra Pradesh challenging the demand notice. The High Court whilst admitting the writ petition, granted an interim order wherein it ordered the Company to deposit 50% of the principal amounting to Rs. 77,149. The Company deposited this amount with the authorities under protest on 14 November 2005, while it awaits the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit additional amount of Rs. 30,000, which was deposited by the Company in March 2008. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to Government of India and penalties or interest if any, the amounts of which are not readily ascertainable

(iii)		Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	1,552,967	1,186,157

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

(iv) In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis' ("Aventis") Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients ("API") patents that are the subject matter of litigation concerning the Company's tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited ("Teva") launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis' Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On 27 January 2006, the District Court denied Aventis' motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company's tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.

(v) On 10 April 2008, Dr. Reddy's received a Civil Investigative Demand ("CID") from the United States Federal Trade Commission ("FTC"). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. Dr. Reddy's has been informed that the focus of the civil antitrust investigation relates to the settlement arrangement entered into between Dr. Reddy's and UCB resolving patent litigation concerning levetiracetam. Dr. Reddy's believes that the terms of its settlement arrangement are consistent with all applicable antitrust laws. Dr. Reddy's is cooperating fully with the FTC regarding this investigation. The Company however, does not foresee any claim of damages, fine or penalty.

(vi) During the previous year, the Company received information from anonymous sources that certain persons have claimed income tax refunds by filing forged income tax deduction forms of the Company. The matter is currently under investigation. The Company, however, does not foresee any claim of damages, fine or penalty.

(vii) Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company believes that there are no such pending matters that are expected to have any material adverse effect on its financial statements in any given accounting period.

4. ACCOUNTING FOR ASSOCIATES

Pursuant to the adoption of AS 23 – "Accounting for Investments in Associates in Consolidated Financial Statements", the Group has accounted for its investments in APR LLC and Perlecan Pharma Private Limited under the equity method, as the Group exercises significant influence over the financial and operating policy decisions of these entities.

Perlecan Pharma Private Limited ("Perlecan Pharma")

The Group, during the year ended 31 March 2006 invested Rs. 100,800 in Perlecan Pharma for an equity stake of 14.28%. As more fully described in Note 13 of Schedule 19, the Company as per the terms of the agreement has 3 out of the 7 directors on the Board of Perlecan Pharma and has continuing involvement in the operations of Perlecan Pharma. The Group has therefore concluded that it has a significant influence in the financial and operating policies of Perlecan pharma and has accounted for its investment in Perlecan Pharma under the equity method. Further during the year ended March 31, 2007, the Company and the other two investors have additionally invested Rs. 69,200 and Rs. 412,700 in Perlecan Pharma. As a result, the Company as at 31 March 2008 owns approximately 14.31% of the equity of Perlecan Pharma.

The Group's losses of Perlecan Pharma amounting to Rs. 12,676 (previous year: Rs. 65,891) has been recognised in these financial statements.

APR LLC ("APR")

On 30 January 2004, the Group invested Rs. 21,859 in the Class B Interest of APR. APR is a development stage Company in the process of developing an active pharmaceutical ingredient. In accordance with a Development and Supply Agreement between the Group and APR, the Group has agreed to fund APR's development expenses, provided certain milestones are achieved. Such funding is repayable by APR upon successful commercialisation of the product in the future. In addition to its equity investment of Rs. 21,859 the Group has advanced Rs. 78,500 to APR through 31 March 2005. During the year ended 31 March 2006, the balance carrying value of the investment and advance amounting to Rs. 13,632 has been adjusted against the Group's share of losses thereby reducing the Group's investment in APR to Rs. Nil at 31 March 2006.

Further during the year ended 31 March 2008, the Company has advanced a sum of Rs. 4,033 (previous year: Rs. 20,634) and the same has been adjusted against the Group's share of losses and thereby reducing the Group's investment in APR to Rs. Nil (previous year: Rs. Nil) at 31 March 2008.

Schedule to the Consolidated Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

5. ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV)

Kunshan Rotam Reddy Pharmaceuticals Company Limited ("Reddy Kunshan")

The Company has a 51.33 % interest in Reddy Kunshan, a joint venture (JV) in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the Group, have significant participating rights such that they jointly control the financial and operating policies of Reddy Kunshan in the ordinary course of business.

The Group has, in accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures" issued by the ICAI, accounted for its 51.33 % interest in the JV by the proportionate consolidation method. Thus the Group's income statement, balance sheet and cash flow statement incorporate the Group's share of income, expenses, assets, liabilities and cash flows of the JV on a line-b

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
BALANCE SHEET		
Secured loan	82,880	84,609
Unsecured loan	–	58,284
Foreign currency translation reserve	1,465	2,786
Fixed assets, net	82,811	89,238
Deferred tax assets, net	13,892	(5,100)
Current assets, loans and advances		
Inventories	23,953	25,764
Sundry debtors	93,683	75,542
Cash and bank balances	19,002	21,559
Loans and advances	12,969	19,010
Current liabilities and provisions		
Current liabilities	79,167	32,553
Net current assets	70,440	109,322
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	541	108

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
INCOME STATEMENT		
Income		
Sales	450,584	271,573
Other income	64	10,231
Expenditure		
Material costs	286,137	152,929
Personnel costs	51,420	42,019
Operating and other expenses	87,234	61,332
Research and development expenses	3,133	3,457
Finance charges	5,114	6,272
Depreciation	2,130	8,459
Profit / (Loss) before taxation	15,480	7,336
Provision for taxation		
Current tax	–	–
Deferred tax (expense) / benefit	19,570	(5,134)
Profit / (Loss) after taxation	35,050	2,202

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

6. ACQUISITIONS

a. Dr. Reddy's Laboratories Inc. (DRLI)

In March 2000, Dr. Reddy's Laboratories Inc. ("DRLI"), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs. 1, 072, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Purchase Agreement dated March 2002 also provide for contingent consideration not exceeding U.S.$. 14,000 over the ten years following such purchase based on achievement of sales of certain covered products. Such payments would be recorded as goodwill in the period in which the contingency is resolved.

In August 2006, the Company received a letter from Pharma, LLC alleging that sales of certain products were excluded by the Company from its calculation of gross revenue in computing the amount payable to Pharma, LLC. The Company, in its response, has stated that the stated products, being the authorized generic products of the partnering innovator company, are not DRLI products and therefore fall within the definition of "excluded products". Accordingly, the Company has rejected Pharma LLC's claim for its share of consideration from sale of these products. Subsequently, in October 2006, Pharma LLC has instituted an Arbitration Proceeding under the Redemption Agreement. This arbitration was settled during the year ended 31 March 2008 by executing a settlement arrangement through which all remaining payments amounting to U.S.$. 4,492 has been agreed to be paid in various instalments beginning 1 October 2007 and ending on 1 January 2009 and consequently the Company has recorded the amount payable to Pharma LLC aggregating to Rs. 178,984 (U.S.$. 4,492). Accordingly, as of March 2008, there are no unresolved contingencies and the entire amount of Rs. 612,306 (U.S.$. 14,000) has been paid / accrued towards such contingent consideration and recorded as goodwill.

b. Trigenesis Therapeutics Inc.

In 2004, the Company, through the acquisition of Trigenesis Therapeutics Inc. ("Trigenesis"), acquired certain technology platforms and marketing rights for a total consideration of Rs. 496,715 (U.S.$. 11,000). During the year ended 31 March 2007, the Company completed a detailed review of business opportunities in respect of these core technology platforms and marketing rights. Based on this review, the Company determined that further commercialization of these intangible assets may not be economically viable due to further regulatory approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of these intangible assets as of 31 March 2007 was written down to Rs. Nil, by recording a write-down of Rs. 205,574. This write down, which has been disclosed under depreciation and amortisation expense in the consolidated profit and loss account for the year ended 31 March 2007.

7. DEFERRED TAXATION

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Deferred tax assets		
Losses carried forward	12,141	16,889
Sundry debtors	68,873	
Provisions	13,815	69,859
Inventories	25,643	–
Other current assets	32,396	–
Current liabilities	32,747	8,366
	185,615	**95,114**
Deferred tax liability		
Sundry debtors	–	(23,750)
Other current assets	–	(64,535)
Inventories	–	(1,537)
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(991,410)	(972,249)
	(991,410)	**(1,062,071)**
Deferred tax liability, net	**(805,795)**	**(966,957)**

Schedule to the Consolidated Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

The net deferred tax liability of Rs. 805,795 (previous year: Rs. 966,957) has been presented in the balance sheet as follows:

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Deferred tax assets	185,615	95,114
Deferred tax liabilities	(991,410)	(1,062,071)
	(805,795)	**(966,957)**

8. EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Earnings		
Net profit for the year	**4,381,325**	**9,658,878**
Shares		
Number of shares at the beginning of the year	167,912,180	153,389,140
Add: Equity shares issued on exercise of vested stock options	260,566	223,040
Equity shares issued by way of American Depository Receipts	-	14,300,000
Total number of equity shares outstanding at the end of the year	**168,172,746**	**167,912,180**
Weighted average number of equity shares outstanding during the year – Basic	168,075,840	158,552,454
Add: Weighted average number of equity shares arising out of outstanding stock options (net of stock options forfeited) that have dilutive effect on EPS	1,114,177	1,046,753
Weighted average number of equity shares outstanding during the year – Diluted	**169,190,017**	**159,599,207**
Earnings per share of face value Rs. 5 - Basic (Rs.)	26.07	60.92
Earnings per share of face value Rs. 5 - Diluted (Rs.)	25.90	60.52

9. RELATED PARTY DISCLOSURES

a. The related parties where control exists are the subsidiaries, step down subsidiaries and partnership firms as described in Note 2. There are no other parties over which the Group has control.

b. Other related parties with whom transactions have taken place during the year:

Associates

- APR LLC, USA — Enterprise over which the Group has significant influence, through 100% of Class B interest.
- Perlecan Pharma Private Limited, India — Enterprise over which the Group has significant influence, through 14.31% shareholding and through representation on Board of Directors of the Company.

Joint Venture

- Kunshan Rotam Reddy Pharmaceutical Company Limited – China ("Reddy Kunshan" or KRRP) — Enterprise over which the group exercises joint control with other joint venture partners and holds 51.33% equity stake

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

- Dr. Reddy's Research Foundation ("Research Foundation") — Enterprise over which the principal shareholders have significant influence
- Dr. Reddy's Holdings Private Limited — Enterprise owned by principal shareholders
- Institute of Life Sciences — Enterprise owned by principal shareholder

Others

- Diana Hotels Limited — Enterprise owned by relative of a director
- Ms. K Samrajyam — Spouse of the Chairman
- Ms. G Anuradha — Spouse of the Executive Vice-Chairman and Chief Executive Officer
- Ms. Deepthi Reddy — Spouse of the Managing Director and Chief Operating Officer
- Dr. Reddy's Heritage Foundation — Enterprise in which the Chairman is a director
- Dr. Reddy's Foundation for Human and Social development — Enterprise where principal shareholders are trustees
- Madras Diabetes Research Foundation — Enterprise promoted by Director (till 28 July 2006)
- Manava Seva Dharma Samvardhani Trust — Enterprise in which a director is managing trustee (till 28 July 2006)

Schedule to the Consolidated Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

- K K Enterprises — Enterprise in which relative of a director has significant influence
- A.R. Life Sciences Private Limited — Enterprise in which relative of a director has significant influence

Key management personnel represented on the board of the Company

- Dr. K Anji Reddy — Chairman
- Mr. G V Prasad — Vice-Chairman and Chief Executive Officer
- Mr. K Satish Reddy — Managing Director and Chief Operating Officer

Non-executive and independent directors on the board of the Company

- Dr. V Mohan (till 28 July 2006)
- Dr. Omkar Goswami
- Mr. Ravi Bhoothalingam
- Mr. P N Devarajan
- Dr. Krishna G Palepu
- Mr. Anupam Puri
- Ms. Kalpana Morparia (From 5 June 2007)
- Dr. J P Moreau (From 18 May 2007)

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
(i)	Sales to:		
	Significant interest entities		
	– Dr. Reddy's Holdings Private Limited	285	390
	Others		
	– A.R. Life Sciences Private Limited	88,152	–
(ii)	Purchases from:		
	Significant interest entities		
	– Dr. Reddy's Holdings Private Limited	37,924	36,167
	Others		
	– A.R. Life Sciences Private Limited	174,969	–
	– Others	6,152	5,522
(iii)	Lease rentals and other service charges paid to Dr. Reddy's Research Foundation	–	8,236
(iv)	Contributions made to others for social development		
	– Dr. Reddy's Foundation for Human and Social development	113,621	34,100
	– Institute of Life Sciences	–	40,000
(v)	Service Income from Associate – Perlecan Pharma Private Limited	40,071	139,335
(vi)	Reimbursement of research & development and other expenses from Associate (Perlecan)	89,505	376,533
(vii)	Hotel expenses paid for:		
	– Diana Hotels Limited	12,596	9,227
(vii)	Rent paid to:		
	Key management personnel		
	– Dr. K Anji Reddy	4,130	1,872
	– Mr. K Satish Reddy	9,928	10,395
	Others		
	– Ms. G Anuradha	8,663	7,812
	– Ms. Deepthi Reddy	1,979	1,805
(ix)	Directors' sitting fees	365	350
(x)	Executive Directors' Remuneration	165,255	361,320
(xi)	Investments in associate – Perlecan Pharma Private Limited	–	69,200
(xii)	Investments in Joint venture – Kunshan Rotam Reddy Pharmaceutical Company Limited	–	89,274
(xiii)	Loan / advance to an associates	(65,525)	23,186
(xiv)	Loss pick up of Associates	16,709	86,525
(xv)	Purchase of Land, buildings and movable assets from Dr. Reddy's Research Foundation	140,995	–
(xvi)	Advance made to Dr. Reddy's Holdings Private Limited towards acquisition of land	680,000	40,000

Schedule to the Consolidated Balance Sheet I Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

d. The Company has the following amounts dues from / to related parties:

	PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
(i)	Due from related parties (included in loans and advances and sundry debtors):		
	Significant interest entities		
	– Dr. Reddy's Holdings Private Limited	680,000	40,000
	Others		
	– A.R. Life Sciences Private Limited	26,093	–
	– Others	209	65
(ii)	Deposit with Dr. Reddy's Research Foundation	–	3,000
(iii)	Due to related parties (included in current liabilities):		
	Significant interest entities	–	
	– Dr. Reddy's Research Foundation	–	19,012
	– Others	–	1,061
	Diana Hotels Limited	450	–
	Others		
	– A.R. Life Sciences Private Limited	16,160	–
	– Others	–	126

e. Details of remuneration paid to the whole-time and non-whole-time directors are given in Note 11 to Schedule 19.

10. SEGMENTAL INFORMATION

The primary and secondary reportable segments are business segments and geographic segments respectively.

Business segments:

For management purposes, the Group is organised on a worldwide basis into five strategic business units (SBUs), which are the reportable segments:

- Formulations (including Critical care and Biotechnology);
- Active Pharmaceutical Ingredients and Intermediates (API);
- Generics;
- Drug Discovery and
- Custom Pharmaceutical Services (CPS).

The Group reports its primary segment information on the basis of strategic business units (SBUs). Formulations also referred to as finished dosages consist of finished pharmaceutical products marketed under brand name and ready for consumption by the patient. Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. Generics are generic finished dosages with therapeutic equivalence to innovator products. Drug Discovery involves the discovery of new chemical entities meant for subsequent commercialisation or out licensing. Custom Pharmaceutical Services business caters to the strategic outsourcing needs of large innovator as well as emerging pharmaceutical companies, spanning the entire value chain of pharmaceutical services.

Geographic segments:

The Group's business is organised into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses:

All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities:

According to the internal organisation and management structure of the Group and its system of internal financial reporting, the Chief Operating Decision Maker does not review the total assets and liabilities for each reportable segment.

The assets and liabilities are not fully identifiable with / allocable to individual reportable segments, as certain assets are interchangeable between segments. Consequently, the Management believes that it is not practicable to provide segmental disclosures relating to total assets and liabilities by primary segments.

Inter-segment transfers:

Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

Schedule to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Segment information for the year ended 31 March 2008

PARTICULARS	FORMULATIONS	ACTIVE PHARMACEUTICAL INGREDIENTS AND INTERMEDIATES	GENERICS	DRUG DISCOVERY	CUSTOM PHARMACEUTICAL SERVICES	OTHERS	ELIMINATIONS	UNALLOCABLE ITEMS	TOTAL
External Sales (Gross)	15,649,521	11,804,089	17,428,134	–	4,818,280	–	–	–	49,700,024
Inter-segment Sales	47,229	3,280,949	–	–	151,447	–	(3,479,625)	–	–
Less: Excise duty and other similar duties and taxes on sales	(291,889)	(266,419)	–	–	–	–	–	–	(558,308)
Total Sales	**15,404,861**	**14,818,619**	**17,428,134**		**4,969,727**	**0**	**(3,479,625)**	**0**	**49,141,716**
Income from Services	–	–	302,475	40,072	76,210	321,475	–	–	740,232
License fees	33	–	34,789	-	–	–	–	–	34,822
Sale of Spent Chemicals	–	200,105	–	–	–	–	–	–	200,105
Forex, net	(86,730)	(199,845)	557,945	744	(864,298)	1,277,128	–	–	634,944
Miscellaneous Income	28,404	49,260	208,002	3,067	36,937	11,708	–	–	337,378
Segment Revenues	**15,346,568**	**14,868,999**	**18,531,345**	**43,883**	**4,218,576**	**1,560,311**	**(3,479,625)**	**0**	**51,089,197**
Interest	–	–	–	–	–	–	–	754,968	754,968
Other Unallocable Income	-	–	–	–	–	–	–	110,269	110,269
Total Revenues									51,954,434
Segment Result	**4,596,569**	**2,538,207**	**1,145,607**	**(862,391)**	**337,231**	**0**	**0**	**0**	**7,755,311**
Unallocated expense								1,347,412	1,347,412
Finance Charges	–	–	–	–	–	–	–	958,331	958,331
Profit before taxation and minority interest									**5,449,567**
Income tax expense									1,076,923
Profit after taxation but before minority interest									**4,372,644**
Minority Interest									(8,681)
Profit for the year									**4,381,325**

Schedule to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Segment information for the year ended 31 March 2007

PARTICULARS	FORMULATIONS	ACTIVE PHARMACEUTICAL INGREDIENTS AND INTERMEDIATES	GENERICS	DRUG DISCOVERY	CUSTOM PHARMACEUTICAL SERVICES	OTHERS	ELIMINATIONS	UNALLOCABLE ITEMS	TOTAL
External Sales (Gross)	13,482,124	12,046,169	33,517,684	–	6,079,697	–	–	–	65,125,674
Inter-segment Sales	99,195	2,233,731	–	–	35,681	–	(2,368,607)	–	–
Less: Excise duty and other similar duties and taxes on sales	(375,297)	(404,093)	–	–	–	–	–	–	(779,390)
Total Sales	**13,206,022**	**13,875,807**	**33,517,684**	**–**	**6,115,378**	**–**	**(2,368,607)**	**–**	**64,346,284**
Income from Services	–	1,139	239,871	136,783	339,585	164,794	–	–	882,172
License fees	–	–	27,542	–	–	–	–	–	27,542
Sale of Spent Chemicals	–	206,994	–	–	–	–	–	–	206,994
Forex, net	(46,669)	(82,245)	(212,494)	(2,256)	(20,674)	543,012	–	–	178,674
Miscellaneous Income	36,161	8,946	121,275	1,136	32,555	8,268	–	–	208,341
Segment Revenues	**13,195,514**	**14,010,641**	**33,693,878**	**135,663**	**6,466,844**	**716,074**	**(2,368,607)**	**–**	**65,850,007**
Interest	–	–	–	–	–	–	–	520,756	520,756
Other Unallocable Income	–	–	–	–	–	–	–	46,869	46,869
Total Revenues									66,417,631
Segment Result	**3,852,652**	**3,750,057**	**7,703,932**	**(863,151)**	**1,209,814**	**–**	**–**		**15,653,304**
Unallocated expense								1,728,094	1,728,094
Finance Charges	–	–	–	–	–	–	–	1,526,193	1,526,193
Profit before taxation and minority interest									**12,399,017**
Income tax expense									2,743,686
Profit after taxation but before minority interest									**9,655,331**
Minority Interest									3,547
Profit for the year									**9,658,878**

Schedule to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Accounting policies:

The accounting policies consistently used in the preparation of the financial statements are also applied to items of revenues and expenditure in individual segments.

Unallocable and Head office expenses:

General administrative expenses, head-office expenses, and other expenses that arise at the corporate level and relate to the Group as a whole, are shown as unallocable items.

Sales by markets:

The following table shows the distribution of the Group's sales by geographical markets, based on the location of the customer:

Sales revenues by geographic markets (Gross of excise and other similar duties)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
India	10,053,473	8,863,494
North America	11,293,908	28,378,046
Russia and other CIS countries	5,525,828	4,894,484
Europe	15,584,859	14,655,024
Others	7,241,956	8,334,626
	49,700,024	**65,125,674**

Analysis of assets by geography

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
India	36,583,844	9,499,098
North America	6,310,222	29,964,595
Russia and other CIS countries	1,216,256	4,995,464
Europe	31,592,527	31,744,851
Others	923,679	838,358
	76,626,528	**77,042,365**

Cost of tangible and intangible fixed assets acquired by geography

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
India	4,771,304	2,591,602
North America	499,085	396,656
Russia and other CIS countries	4,662	5,611
Europe	384,799	469,008
Others	13,108	9,363
	5,672,958	**3,472,240**

11. PARTICULARS OF MANAGERIAL REMUNERATION

The remuneration paid to managerial personnel during the year:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Remuneration and Commission to whole-time directors		
Salaries and allowances	12,600	11,584
Commission	150,777	347,996
Other perquisites	1,878	1,740
	165,255	**361,320**
Commission to non-whole-time directors	18,515	13,041
	183,770	**374,361**

The executive directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Note: Computation of Net Profits under Section 309(5) of the Companies Act, 1956 ("the Act") and the computation of limit on commission payable to non-whole-time directors have not been disclosed as the limits prescribed under the Act do not apply to the Consolidated financial statements of the Company.

Leave encashment of Rs. Nil (previous year: Rs. 49,000) has not been considered in the above tabular disclosure.

12. EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Plan-2002 (the "DRL 2002 Plan"):

The Company instituted the 2002 Scheme for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all non promoter directors and employees of Dr. Reddy's and its subsidiaries (collectively referred to as eligible "employees"). Under the DRL 2002 plan, the Compensation Committee of the Board ('the Compensation Committee') shall administer the DRL 2002 plan and grant stock options to directors and eligible employees. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant. The maximum contractual term for aforementioned stock option plan is generally five years. The options issued under the DRL 2002 plan vest in periods ranging between one and four years.

The 2002 Plan was amended on 28 July 2004 at the annual general meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

As the number of shares that an individual employee is entitled to receive and the price of the option are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the DRL 2002 Plan has issued 386,060 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
17-May-07	377,060	5.00	663.60
18-May-07	9,000	5.00	678.45
	386,060		

Schedule to the Consolidated Balance Sheet / Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Stock option activity under the DRL 2002 Plan was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2007			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	234,500	Rs. 362.5 – 531.51	Rs. 439.43	64
Granted during the year	–	–	–	–
Expired / forfeited during the year	(11,600)	441.5 – 574.5	527.8	–
Exercised during the year	(31,320)	441.5 – 531.51	477.4	–
Outstanding at the end of the year	**191,580**	362.5 – 531.51	427.9	54
Exercisable at the end of the year	**103,680**	Rs. 362.5 – 531.51	Rs. 447.58	38

CATEGORY A – FAIR MARKET VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2008			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	191,580	Rs. 362.5 – 531.51	Rs. 427.9	38
Expired / forfeited during the year	(2,100)	442.5	442.5	–
Exercised during the year	(30,700)	441.5 – 531.51	458.32	–
Outstanding at the end of the year	**158,780**	362.5 – 531.51	421.79	44
Exercisable at the end of the year	**119,830**	Rs. 362.5 – 531.51	Rs. 433.05	36

CATEGORY B – PAR VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2007			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	729,968	Rs. 5	Rs. 5	81
Granted during the year	427,060	5	5	81
Forfeited during the year	(76,056)	5	5	-
Exercised during the year	(191,720)	5	5	-
Outstanding at the end of the year	**889,252**	5	5	77
Exercisable at the end of the year	**43,256**	Rs. 5	Rs. 5	51

CATEGORY B – PAR VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2008			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the period	889,252	Rs. 5	Rs. 5	77
Granted during the period	386,060	5	5	91
Forfeited during the period	(133,240)	5	5	–
Surrendered by employees during the period	(138,418)	5	5	–
Exercised during the period	(229,866)	5	5	–
Outstanding at the end of the period	**773,788**	5	5	74
Exercisable at the end of the period	**72,364**	Rs. 5	Rs. 5	50

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Dr. Reddy's Employees ADR Stock Option Scheme-2007 ("the DRL 2007 Plan"):

The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The DRL 2007 Plan covers all non-promoter Directors and employees of Dr. Reddy's and its subsidiaries (collectively referred to as "eligible employees"). Under the DRL 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2007 Plan and grant stock options to directors and eligible employees. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The maximum contractual term for aforementioned stock option plan is generally five years. The options issued under the DRL 2007 plan vest in periods ranging between one and four years.

The DRL 2007 Plan provide for stock option grants in two categories:

Category A: 382,695 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,148,084 stock options out of the total of 1,530,779 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

During the current year, the Company under the DRL 2007 Plan has issued 206,818 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
05-April-07	126,418	5.00	747.35
17-May-07	59,400	5.00	663.60
18-May-07	21,000	5.00	678.45
	206,818		

Stock option activity under the DRL 2007 Plan was as follows:

CATEGORY B – PAR VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2008			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the period	–	–	–	–
Granted during the period	206,818	Rs. 5	Rs. 5	84
Forfeited during the period	(24,040)	5	5	–
Exercised during the period	–	–	–	–
Outstanding at the end of the period	**182,778**	Rs. 5	Rs. 5	73
Exercisable at the end of the period	–	–	–	–

The Company has followed intrinsic method of accounting based on which a compensation expense of Rs. 207,125 (previous year: Rs. 181,661) has been recognized in the profit and loss account (refer Schedule 2 – Deferred stock compensation cost). The Compensation Committee at its meeting earlier held on 24 October 2007 proposed that the Company should absorb the full liability for the Fringe Benefit Tax (FBT) on the exercising of all stock options granted till the date of the resolution and further that for future grants from the date of this resolution FBT would be recovered from the concerned employee. In addition, the above amendment would be proposed at the ensuing Annual General Meeting of the Company proposed in July 2008, if required, for the approval of the shareholders.

Finance Act, 2007 included Fringe Benefit Tax ("FBT") on Employee Stock Option plans. FBT expense for the year includes FBT in respect of stock options granted till October 2007 not collected from employees amounting to Rs. 80,682.

Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the "Aurigene ESOP Plan"):

In fiscal 2004, Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest from a period ranging from one to three years, inlcuding certain options which vest immediately on grant.

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

During the year ended 31 March 2008, the plan was amended to increase the total number of options reserved for issuance to 7,500,000 and recovery of fringe benefit tax from employees.

Stock option activity under the Aurigene ESOP Plan was as follows:

	FISCAL YEAR ENDED 31 MARCH 2007			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	EXERCISE PRICE	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	528,907	Rs. 10	Rs. 10	67
Granted during the year	910,786	10	10	66
Expired / forfeited during the year	(256,110)	10	10	-
Outstanding at the end of the year	**1,183,583**	10	10	62
Exercisable at the end of the year	**7,470**	Rs. 10	Rs. 10	28

	FISCAL YEAR ENDED 31 MARCH 2008			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	EXERCISE PRICE	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	1,183,583	Rs. 10	Rs. 10	62
Granted during the year	1,877,369	10	10	42
Expired / forfeited during the year	(99,836)	10	10	-
Outstanding at the end of the year	**2,961,116**	10	10	45
Exercisable at the end of the year	**1,260,815**	Rs. 10	Rs. 10	33

The Company has followed intrinsic method of accounting based on which a compensation expense of Rs. 25,801 (previous year: Rs. Nil) has been recognized in the profit and loss account (refer Schedule 2 – Deferred stock compensation cost).

Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the "Management Plan"):

In fiscal 2004, Aurigene adopted the Aurigene Discovery Technologies Limited Management Group Stock Grant Plan (the "Aurigene Management Plan") to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene's Compensation Committee. As of 31 March 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.

13. RESEARCH AND DEVELOPMENT ARRANGEMENT

The Group undertakes significant portion of the research and development activities relating to drug discovery through its research facilities located in the United States and India.

I-VEN Pharma arrangement

During the year ended 31 March 2005, the Group entered into a joint development and commercialisation agreement with I-VEN Pharma Capital Limited ("I-VEN"). As per the terms of the agreement, I-VEN will fund up to fifty percent of the project costs (development, registration and legal costs) related to the specified generic product filings made by the Group for the United States of America market. The terms of the arrangement do not require the Group to repay the funds or purchase I-VEN's interest in the event of the failure of the research and development. However, on successful commercialisation of these products, the Group would pay I-VEN royalty at agreed rates on sales for a period of 5 years for each product. The first tranch advanced by I-VEN of Rs. 985,388 was received on 28 March 2005.

The amount received from I-VEN will be recognised in the income statement upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of Rs. Nil (previous year: 452,763) has been recognised in the current year representing the proportionate costs relating to the completion of specified filings as a credit to research and development expenses. During the year ended 31 March 2007, an amendment agreement has been signed between the parties to reflect a change in the product portfolio and the royalty rate.

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Perlecan Pharma arrangement

In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited ("Perlecan Pharma"), with a total equity of U.S.$. 52,500 to be contributed jointly by the Company, Citigroup Venture Capital International Growth Partnership Mauritius Limited ("Citigroup Venture") and ICICI Venture Funds Management Company ("ICICI Venture"). Perlecan Pharma would be engaged in the clinical development and out-licensing of New Chemical Entity ("NCE") assets. As part of this arrangement, the Company has transferred all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma, on 27 March 2007 ("the closing date").

As per the arrangement, Citigroup Venture and ICICI Venture will contribute U.S.$. 22,500 each and the Company will contribute U.S.$. 7,500 towards Perlecan Pharma's initial equity capital. As a result, the Company will initially own approximately 14.28% of the equity of Perlecan Pharma. Further, three out of seven directors on the board of Perlecan Pharma will be from the Company. In addition, Perlecan Pharma will issue to the Company warrants to purchase 45 million equity shares of Perlecan Pharma, at Re. 1.00 per warrant, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity shares of Perlecan Pharma.

Further, as per the terms of the arrangement, the Company will have the first right to conduct product development and chemical trials on behalf of Perlecan Pharma on an arm's length basis subject to the final decision by the board of directors of Perlecan Pharma. Moreover, the research and development expenses incurred by the Company from 1 April 2005 till the closing date of the arrangement will be reimbursed by Perlecan Pharma [Rs. 89, 505 towards 2007-08 (Previous year Rs. 372,642)].

As at 31 March 2008, the Company owns approximately 14.31% of the equity of Perlecan pharma, In addition, the Company is committed to invest an additional amount of Rs. 170,000 as its equity contribution in future.

14. OPERATING LEASE

The Group leases office residential facilities and vehicles under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 264,026 (previous year Rs. 325,153).

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Not later than 1 year	161,543	131,399
Later than 1 year and not later than 5 years	335,959	266,748
Beyond 5 years	30,979	67,181
	528,481	465,328

15. FINANCE LEASE

The Company has taken buildings and Vehicles under finance lease. Future minimum lease payments under finance leases as at 31 March 2008 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	12,094	8,505	20,599
Later than 1 year and not later than 5 years	46,191	6,477	52,668
Beyond 5 years	233,037	975	234,011
	291,322	15,957	307,278

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

16. EMPLOYEE BENEFIT PLANS

Effective 1 April 2006, the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 81,702 net of tax of Rs. 43,483. As required by the standard, the obligation has been recorded in the year ended 31 March 2007 with the transfer of Rs. 81,702 to revenue reserves.

The following table set out the status of the gratuity plan as required under AS 15 (Revised)

16.1.EMPLOYEE BENEFIT PLAN NOTE FOR DR. REDDY'S LABORATORIES LIMITED

The disclosure requirements of Dr. Reddy's Laboratories Limited are shown in the tables below:

Reconciliation of benefit obligations and plan assets for the period

a) Change in defined benefit obligation:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	257,986	216,271
Current service cost	33,774	27,789
Interest cost	22,052	15,518
Actuarial losses / (gain)	36,993	20,627
Benefits paid	(31,538)	(22,219)
Closing defined benefit obligation	**319,267**	**257,986**

b) Change in the Fair value of assets:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	236,325	220,270
Expected return on plan assets	16,891	16,192
Actuarial gains / (losses)	14,240	603
Contributions by employer	53,157	21,479
Benefits paid	(31,538)	(22,219)
Closing fair value of plan assets	**289,075**	**236,325**

Amount recognized in Balance Sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Present value of funded obligations	319,267	257,986
Fair value of plan assets	(289,075)	(236,325)
Net liability	**30,192**	**21,661**
Amounts in the balance sheet		
Provision for gratuity	30,192	21,661
Net liability / (asset)	**30,192**	**21,661**

Expense recognized in statement of profit and loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	33,774	27,789
Interest on defined benefit obligation	22,052	15,518
Expected return on plan assets	(16,891)	(16,193)
Net actuarial losses / (gains) recognized in year	22,752	20,024
Total, included in "employee benefit expense"	**61,687**	**47,138**
Actual return on plan assets	31,132	16,796

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Asset Information

CATEGORY OF ASSETS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Government of India securities	3.91%	4.61%
Corporate bonds	2.81%	3.43%
Insurer managed funds	92.20%	90.54%
Others	1.08%	1.42%
Total	**100%**	**100%**

The approximate market value of the assets as at 31 March 2008 was Rs. 289,076 (previous Year Rs. 236,325), a breakup of the same is as follows:

CATEGORY OF ASSETS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Government of India securities	11,296	10,900
Corporate bonds	8,115	8,115
Insurer managed funds	266,534	213,974
Others	3,131	3,336
Total	**289,076**	**236,325**

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Discount rate	7.80% p.a.	8.00% p.a.
Expected rate of return on plan assets	7.50% p.a.	7.50% p.a.
Salary escalation rate	8% p.a. for next 4 years & 6% p.a. thereafter	8% p.a. for next 5 years & 6% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

16.2.EMPLOYEE BENEFIT PLAN NOTE FOR AURIGENE DISCOVERY TECHNOLOGIES LIMITED

The disclosure requirements of Aurigine Discovery Technologies Limited are shown in the below tables:

Reconciliation of benefit obligations and plan assets for the period

a) Change in defined benefit obligation:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	1,927	1,036
Current service cost	1,007	705
Interest cost	151	77
Actuarial losses / (gain)	29	109
Benefits paid	(40)	–
Closing defined benefit obligation	**3,074**	**1,927**

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

b) Amount recognized in Balance Sheet:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Present value of unfunded obligations	3,074	1,927
Fair value of plan assets	–	–
Net liability	**3,074**	**1,927**
Amounts in the balance sheet		
Provision for gratuity	3,074	1,927
Net liability / (asset)	**3,074**	**1,927**

Expense recognized in statement of profit and loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	1,007	705
Interest on defined benefit obligation	151	77
Expected return on plan assets	–	–
Net actuarial losses / (gains) recognized in year	29	109
Total, included in "employee benefit expense"	**1,187**	**891**
Actual return on plan assets	–	–

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Discount rate	7.80% p.a.	8.00% p.a.
Expected rate of return on plan assets	0.00% p.a.	0.00% p.a.
Salary escalation rate	10% p.a. for next 4 years & 6% p.a. thereafter	10% p.a. for next 5 years & 6% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

16.3.EMPLOYEE BENEFIT PLAN NOTES FOR INDUSTRIAS QUIMICAS FALCON DE MEXICO S.A. DE. C.V.

16.3. (a) Pension Plan

One of the subsidiaries provides for pension, a defined benefit retirement plan covering certain categories of employees.

The disclosure requirements of Industrias Quimicas Falcon de Mexico are shown in the below tables:

Reconciliation of benefit obligations and plan assets for the period

a) Change in defined benefit obligation:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	203,491	189,360
Current service cost	8,849	8,982
Interest cost	13,931	13,993
Actuarial losses / (gain)	27,866	29,463
Benefits paid	(65,442)	(38,307)
Closing defined benefit obligation	**188,740**	**203,491**

Schedule to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

b) Change in the Fair value of assets:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	264,303	234,423
Expected return on plan assets	18,195	17,373
Actuarial gains / (losses)	(19,464)	39,594
Contributions by employer	5,152	11,220
Benefits paid	(65,442)	(38,307)
Closing fair value of plan assets	**202,744**	**264,303**

Amount recognized in Balance Sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Present value of funded obligations	188,740	203,491
Fair value of plan assets	(202,744)	(264,303)
Amount not recognised as an asset	413	–
Net liability	**(13,591)**	**(60,812)**
Amounts in the balance sheet		
Provision for pension	(13,591)	(60,812)
Net liability / (asset)	**(13,591)**	**(60,812)**

Expense recognized in statement of profit and loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	8,894	8,982
Interest on defined benefit obligation	13,931	13,993
Expected return on plan assets	(18,195)	(17,373)
Net actuarial losses / (gains) recognized in year	47,328	(10,131)
Amount not recognised as an asset	413	–
Total, included in "employee benefit expense"	**52,371**	**(4,529)**
Actual return on plan assets	(1,269)	56,966

Asset Information

CATEGORY OF ASSETS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Corporate bonds	53%	76%
Equity shares of listed companies	47%	24%
Total	**100%**	**100%**

The approximate market value of the assets as at 31 March 2008 was Rs. 202,744 (previous year Rs. 264,303), a breakup of the same is as follows:

CATEGORY OF ASSETS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Corporate bonds	107,454	200,870
Equity shares of listed companies	95,290	63,433
Total	**202,744**	**264,303**

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Discount rate	7.50% p.a.	7.50% p.a.
Expected rate of return on plan assets	7.50% p.a.	7.50% p.a.
Salary escalation rate	4.50% p.a.	4.50% p.a.
Pension increases	3.75% p.a.	3.75% p.a.

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Pension increases: The average annual increases in pension are assumed to increase at the rate of 3.75% p.a.

16.3(b) Seniority Pay Plans

One of the Subsidiaries provides for seniority, a defined benefit retirement plan covering certain categories of employees.
The disclosure requirements of Industrias Quimicas Falcon de Mexico are shown in the below tables:

Reconciliation of benefit obligations and plan assets for the period

a) Change in defined benefit obligation:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	11,967	11,395
Current service cost	252	267
Interest cost	799	818
Actuarial losses / (gain)	2,709	503
Benefits paid	(1,870)	(1,016)
Closing defined benefit obligation	**13,857**	**11,967**

b) Change in the Fair value of assets:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	11,577	9,561
Expected return on plan assets	844	754
Actuarial gains / (losses)	(907)	1,741
Contributions by employer	446	537
Benefits paid	(1,870)	(1,016)
Closing fair value of plan assets	**10,090**	**11,577**

Amount recognized in Balance Sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Present value of funded obligations	13,857	11,967
Fair value of plan assets	(10,090)	(11,577)
Net liability	**3,767**	**390**
Amounts in the balance sheet		
Provision for seniority pay	3,767	390
Net liability / (asset)	**3,767**	**390**

Expense recognized in statement of profit and loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	252	267
Interest on defined benefit obligation	799	818
Expected return on plan assets	(844)	(754)
Net actuarial losses / (gains) recognized in year	3,616	(1,237)
Total, included in "employee benefit expense"	**3,823**	**(906)**
Actual return on plan assets	(63)	2,495

Asset Information

CATEGORY OF ASSETS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Corporate bonds	53%	76%
Equity shares of listed Companies	47%	24%
Total	**100%**	**100%**

Schedule to the Consolidated Balance Sheet | Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

The approximate market value of the assets as at 31 March 2008 was Rs. 10,090 (previous year Rs. 11,577), a breakup of the same is as follows:

CATEGORY OF ASSETS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Corporate bonds	5,348	8,798
Equity shares of listed Companies	4,742	2,779
Total	**10,090**	**11,577**

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Discount rate	7.50% p.a.	7.50% p.a.
Expected rate of return on plan assets	7.50% p.a.	7.50% p.a.
Salary escalation rate	4.50% p.a.	4.50% p.a.

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on our expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

16.3 (c) Severance Pay Plan

One of the subsidiaries has a scheme of severance pay for the employees who are dismissed from the services of the Employer without any justifiable reason.

The disclosure requirements of Industrias Quimicas Falcon de Mexico are shown in the below tables:

Reconciliation of benefit obligations and plan assets for the period

a) Change in defined benefit obligation:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	56,414	30,427
Current service cost	4,401	2,606
Interest cost	3,509	2,026
Actuarial losses / (gain)	9,264	45,965
Benefits paid	(23,489)	(24,610)
Closing defined benefit obligation	**50,099**	**56,414**

b) Change in the Fair value of assets:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	-	-
Expected return on plan assets	-	-
Actuarial gains / (losses)	-	-
Contributions by employer	23,489	24,610
Benefits paid	(23,489)	(24,610)
Closing fair value of plan assets	-	-

Amount recognized in Balance Sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2008	FOR THE YEAR ENDED 31 MARCH 2007
Present value of unfunded obligations	50,099	56,414
Fair value of plan assets	-	-
Net liability	**50,099**	**56,414**
Amounts in the balance sheet		
Provision for severance pay	50,099	56,414
Net liability / (asset)	**50,099**	**56,414**

Schedule to the Consolidated Balance Sheet / Profit and Loss Account (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Expense recognized in statement of profit and loss Account

[illegible]	FOR THE YEAR ENDED 31 MARCH 2008	[illegible]
Current service cost	4,401	2,606
Interest on defined benefit obligation	3,509	2,026
Expected return on plan assets	–	–
Net actuarial losses / (gains) recognized in year	9,264	45,965
Total, included in "employee benefit expense"	**17,174**	**50,597**
Actual return on plan assets	–	–

The severance pay scheme liabilities of the company are unfunded and hence there are no assets held to meet the liabilities.

Summary of Actuarial Assumptions

Financial assumptions at the valuation date:

	FOR THE YEAR ENDED 31 MARCH 2008	[illegible]
Discount rate	7.50% p.a.	7.50% p.a.
Expected rate of return on plan assets	Not applicable	Not applicable
Salary escalation rate	4.50% p.a.	4.50% p.a.

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: Not Applicable.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

17. HEDGING & DERIVATIVES

Pursuant to ICAI Announcement "Accounting for Derivatives" on the early adoption of Accounting Standard AS 30 "Financial Instruments: Recognition and Measurement", the Company has early adopted the Standard for the year under review, to the extent that the adoption does not conflict with existing mandatory accounting standards and other authoritative pronouncements, Company law and other regulatory requirements.

Pursuant to the adoption, the transitional loss representing the loss on foreign currency options not classified as cash flow hedges outstanding at the beginning of the year amounted to Rs. 14,921, net of tax of Rs. 7,683 and this loss has been adjusted against the opening balance of profit and loss account.

18. SUBSEQUENT EVENTS

In April 2008, the Company has acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a cash consideration (subject to adjustments for working capital etc.) of approximately U.S.$. 33.5 million. The acquisition includes customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom.

In April 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy for a total cash consideration (subject to adjustments for working capital etc.) of Euro 2.3 million.

In April 2008, the Company has acquired BASF's pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, USA for a total cash consideration (subject to adjustments for working capital etc.) of U.S.$. 39.8 million. The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the US. This business includes customer contracts, related ANDAs and NDAs, trademarks including the Shreveport manufacturing facility.

19. COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

Consolidated Cash Flow Statement

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	5,449,567	12,399,017
Adjustments:		
Depreciation and amortisation	4,018,609	3,791,107
Provision for wealth tax	2,574	2,147
Bad debts written-off	55,552	7,467
Gain on redemption of mutual fund units	(110,269)	(869)
Unrealized foreign exchange gain	226,852	(120,567)
Deferred employee compensation cost	232,926	181,611
Equity in loss of associates	16,709	86,525
Interest income	(677,344)	(498,815)
Interest expense	958,331	1,526,193
Profit on sale / retirement of fixed asset, net	10,862	(46,000)
Provision for doubtful debts	185,516	41,900
Provision for doubtful advances	(13,913)	23,403
Operating cash flows before working capital changes	**10,355,972**	**17,393,119**
(Increase) / decrease in sundry debtors	859,232	(2,944,801)
Increase in inventories	(3,547,273)	(783,442)
Increase in loans and advances	(1,426,887)	(528,679)
Increase in current liabilities and provisions	418,461	1,282,107
Cash generated from operations	**6,659,305**	**14,418,304**
Income taxes Paid	(1,531,569)	(1,829,305)
Net cash provided by operating activities	**5,127,736**	**12,588,999**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(5,085,794)	(4,621,417)
Proceeds from sale of fixed assets	59,277	115,116
Investment in affiliate	–	(69,200)
Purchase of investments	(15,859,887)	(331,612)
Sale of investments	12,477,819	331,869
Interest received	654,988	493,185
Cash paid for acquisition, net of cash acquired	(344,345)	(66,677)
Net cash used in investing activities	**(8,097,942)**	**(4,148,736)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of share capital	15,220	10,029,571
Proceeds from long-term borrowings	115,362	–
Repayment of long-term borrowings	(7,723,968)	(1,897,895)
Repayment of short-term borrowings	(1,941,463)	(7,071,854)
Proceeds from short-term borrowing	3,475,773	1,147,500
Interest paid	(957,670)	(1,536,690)
Dividends paid (including dividend tax)	(737,288)	(437,496)
Net cash provided / (used in) by financing activities	**(7,754,034)**	**233,136**
NET INCREASE IN CASH AND CASH EQUIVALENTS	(10,724,240)	8,673,399
Cash and cash equivalents at the beginning of the year (Note 1)	18,610,097	9,796,156
Effect of exchange gain on cash and cash equivalents	(432,977)	140,542
Cash and cash equivalents at the end of the year (Note 1)	**7,452,880**	**18,610,097**

As per our report attached
for BSR & Co.
Chartered Accountants
S Sethuraman Partner
Membership No. 203491

Hyderabad 20 May 2008

for Dr. Reddy's Laboratories Limited

Dr. K Anji Reddy Chairman
G V Prasad Vice Chairman and CEO
K Satish Reddy Managing Director and COO
Saumen Chakraborty Chief Financial Officer
V Viswanath Company Secretary

Consolidated Cash Flow Statement (CONTINUED)

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

NOTES:

1. Cash and cash equivalents comprise:

PARTICULARS	AS AT 31 MARCH 2008	AS AT 31 MARCH 2007
Cash in hand	21,864	9,407
Balances with banks		
In current accounts	2,644,755	3,347,342
In EEFC current accounts	69,686	673,180
In deposit accounts	4,701,537	14,566,882
In unclaimed dividend accounts	14,372	12,620
In unclaimed fractional share pay order accounts	666	666
	7,452,880	**18,610,097**
Deposits with banks include:		
(i) Margin money for letters of credit and bank guarantees	8,118	9,063
(ii) Balance of unutilized money out of ADS issue proceeds	-	8,732,898

2. Previous year's figures have been regrouped / reclassified, wherever necessary to conform to the current year's classification.

This page has been intentionally left blank.

Management's Report on Internal Control Over Financial Reporting (ICOFR)

Management of Dr. Reddy's Laboratories Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the SEC, internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of 31 March 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO Framework").

Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of 31 March 2008.

The effectiveness of the Company's internal control over financial reporting as of 31 March 2008 has been audited by KPMG, the independent registered public accounting firm that audited the Company's financial statements, as stated in their report, a copy of which is included in this annual report.

G V Prasad
Vice-Chairman and Chief Executive Officer

Saumen Chakraborty
Chief Financial Officer

Place: Hyderabad
Date: 19 June 2008

Report of Independent Registered Public Accounting Firm on ICOFR

The Board of Directors and Stockholders
Dr. Reddy's Laboratories Limited:

We have audited Dr. Reddy's Laboratories Limited and subsidiaries' (the "Company") internal control over financial reporting as of 31 March 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of 31 March 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended 31 March 2008, and our report dated 19 June 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG
Hyderabad, India
19 June 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Dr. Reddy's Laboratories Limited:

We have audited the accompanying consolidated balance sheets of Dr. Reddy's Laboratories Limited and subsidiaries (the "Company") as of 31 March 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended 31 March 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 March 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended 31 March 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of 31 March 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated 19 June 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG

Hyderabad, India

19 June 2008

Consolidated Balance Sheets

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	AS OF 31 MARCH 2007	AS OF 31 MARCH 2008	AS OF 31 MARCH 2008
			Convenience translation into U.S.$. (unaudited)
ASSETS			
Current assets:			
Cash and cash equivalents	Rs. 17,981,447	Rs. 7,398,285	U.S.$. 184,865
Investment securities	15,325	4,753,580	118,780
Restricted cash	606,159	23,156	579
Accounts receivable, net of allowances	7,518,878	6,823,448	170,501
Inventories	7,545,580	11,132,830	278,182
Deferred income taxes and deferred charges	557,792	587,375	14,677
Due from related parties	145,086	72,817	1,820
Other current assets	3,096,129	3,828,714	95,670
Total current assets	**37,466,396**	**34,620,205**	**865,073**
Property, plant and equipment, net.	12,427,798	16,765,432	418,926
Due from related parties	4,856	4,280	107
Investment securities	1,089,950	2,728	68
Investment in affiliates	225,905	237,054	5,923
Goodwill	15,540,688	16,978,916	424,261
Intangible assets, net.	18,888,413	16,622,631	415,358
Other assets	275,097	213,810	5,343
Total assets	**Rs. 85,919,103**	**Rs. 85,445,056**	**U.S.$. 2,135,059**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Borrowings from banks	Rs. 3,212,676	Rs. 4,862,709	U.S.$. 121,507
Current portion of long-term debt	3,670,266	1,814,806	45,347
Trade accounts payable	4,754,978	5,409,782	135,177
Due to related parties	871	16,750	419
Accrued expenses	3,958,539	4,155,252	103,829
Other current liabilities	2,936,103	3,132,965	78,284
Total current liabilities	**18,533,433**	**19,392,264**	**484,563**
Long-term debt, excluding current portion	17,870,983	12,864,163	321,443
Deferred income taxes	7,556,228	5,642,412	140,990
Other liabilities	369,758	479,633	11,984
Total liabilities	**Rs. 44,330,402**	**Rs. 38,378,472**	**U.S.$. 958,981**
MINORITY INTEREST	10,473	-	-
STOCKHOLDERS' EQUITY:			
Equity shares at Rs. 5 par value; 200,000,000 shares authorized; Issued and outstanding; 167,912,180 shares and 168,172,746 shares as of 31 March 2007 and 31 March 2008, respectively	Rs. 839,561	Rs. 840,864	U.S.$. 21,011
Additional paid-in capital	19,908,837	20,036,473	500,661
Equity options outstanding	564,937	709,006	17,716
Retained earnings	20,091,135	24,031,890	600,497
Treasury shares held by a consolidated trust: 82,800 shares	(4,882)	(4,882)	(122)
Accumulated other comprehensive income	178,640	1,453,233	36,313
Total stockholders' equity	**41,578,228**	**47,066,584**	**1,176,077**
Total liabilities and stockholders' equity	**Rs. 85,919,103**	**Rs. 85,445,056**	**U.S.$. 2,135,059**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FISCAL YEAR ENDED 31 MARCH			
	2006	2007	2008	2008
REVENUES:				Convenience translation into U.S.$. (unaudited)
Product sales, net of allowances for sales returns (includes excise duties of Rs.1,153,273, Rs.779,390 and Rs. 558,308 for the years ended 31 March 2006, 2007 and 2008, respectively)	Rs. 24,077,209	Rs. 64,185,378	Rs. 49,230,572	U.S.$. 1,230,149
Service Income	142,317	882,172	740,232	18,497
License fees	47,521	27,542	34,822	870
	24,267,047	65,095,092	50,005,626	1,249,516
COST OF REVENUES	12,417,413	34,219,539	24,597,589	614,632
Gross profit	**11,849,634**	**30,875,553**	**25,408,037**	**634,883**
Operating expenses:				
Selling, general and administrative expenses	8,028,884	14,051,137	15,175,243	379,191
Research and development expenses, net	2,152,950	2,462,660	3,532,878	88,278
Amortization expenses	419,867	1,570,894	1,614,806	40,350
Write-down of intangible assets	–	1,770,221	2,488,514	62,182
Impairment of goodwill	–	–	90,437	2,260
Foreign exchange (gain) / loss, net	126,342	(136,753)	(744,915)	(18,614)
Other operating (income) / expenses, net	(327,688)	(174,058)	(106,627)	(2,664)
Total operating expenses:	**10,400,355**	**19,544,101**	**22,050,336**	**550,983**
Operating income	1,449,279	11,331,452	3,357,701	83,901
Equity in (loss) / income of affiliates, net	(88,235)	(62,676)	1,783	45
Other income / (expense), net	526,279	(768,501)	78,656	1,965
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	**1,887,323**	**10,500,275**	**3,438,140**	**85,911**
Income taxes (expense) / benefit	(258,390)	(1,176,936)	1,229,429	30,720
Minority interest	(76)	3,499	10,473	262
Net income	**Rs. 1,628,857**	**Rs. 9,326,838**	**Rs. 4,678,042**	**U.S.$. 116,893**
Earnings per equity share				
Basic	Rs. 10.64	Rs. 58.82	Rs. 27.83	U.S.$. 0.69
Diluted	Rs. 10.62	Rs. 58.56	Rs. 27.73	U.S.$. 0.69
Weighted average number of equity shares used in computing earnings per equity share				
Basic	153,093,316	158,552,422	168,075,840	168,075,840
Diluted	153,403,846	159,256,476	168,690,774	168,690,774

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

FISCAL YEAR ENDED 31 MARCH

	Equity Shares					Equity Shares held by a Controlled Trust				
	No. of shares	Amount	Additional Paid In Capital	Comprehensive Income	Accumulated Other Comprehensive Income	No. of shares	Amount	Equity – Options Outstanding	Retained Earnings	Total Stockholders' Equity
Balance as of 1 April 2005	**153,037,898**	**Rs. 382,595**	**Rs. 10,089,152**	**–**	**Rs. 76,240**	**82,800**	**Rs. (4,882)**	**Rs. 400,749**	**Rs. 10,009,305**	**Rs. 20,953,159**
Issuance of equity shares on exercise of options	351,242	878	172,631	–	–	–	–	(99,870)	–	73,639
Cash dividends	-	–	–	–	–	–	-	-	(436,368)	(436,368)
Stock based compensation	–	–	–	–	–	–	-	162,249	–	162,249
Comprehensive income										
Net income	–	–	–	Rs. 1,628,857	–	–	–	–	1,628,857	1,628,857
Translation adjustment	–	–	–	11,041	11,041	–	–	–	–	11,041
Unrealized loss on investment net of tax benefit Rs. 35,079	–	–	–	(120,844)	(120,844)	–	-	-	–	(120,844)
Comprehensive income	–	–	–	Rs. 1,519,054	–	–	–	–	–	–
Balance as of 31 March 2006	**153,389,140**	**Rs. 383,473**	**Rs. 10,261,783**		**Rs. (33,563)**	**82,800**	**Rs. (4,882)**	**Rs. 463,128**	**Rs. 11,201,794**	**Rs. 22,271,733**
Stock split effected in the form of a stock dividend	-	383,789	(383,789)	–	–	82,800	–	–	-	–
Issuance of equity shares on exercise of options	223,040	799	88,433	–	–	–	–	(73,571)	–	15,661
Commons stock issued	14,300,000	71,500	9,942,410	–	-	–	–	–	–	10,013,910
Cash dividends	–	–	–	–	-	-	–	–	(437,497)	(437,497)
Stock based compensation	–	–	–	–	–	–	–	190,186	-	190,186
Cumulative effect adjustment on adoption of SFAS 123 R	–	–	–	–	–	–	–	(14,806)	–	(14,806)
Comprehensive income										
Net income	–	–	–	Rs. 9,326,838	–	–	-	-	9,326,838	9,326,838
Translation adjustment	–	–	–	251,353	251,353	–	–	–	–	251,353
Unrealized loss on investments, net of tax benefit Rs. 127	–	–	–	(114)	(114)	–	–	–	–	(114)
Comprehensive income	–	–	–	Rs. 9,578,077	–	–	–	–	–	–
Initial adoption of SFAS 158, net of tax benefit Rs. 20,019	–	–	–	–	(39,036)	–	–	–	–	(39,036)
Balance as of 31 March 2007	**167,912,180**	**Rs. 839,561**	**Rs. 19,908,837**		**Rs. 178,640**	**82,800**	**Rs. (4,882)**	**Rs. 564,937**	**Rs. 20,091,135**	**Rs. 41,578,228**
Issuance of equity shares on exercise of options	260,566	1,303	127,636	–	–	–	-	(113,719)	–	15,220
Cash dividends	–	–	–	–	–	–	–	–	(737,287)	(737,287)
Stock based compensation	–	–	–	–	–	–	–	257,788	–	257,788
Comprehensive income										
Net income	–	–	–	Rs. 4,678,042	-	-	-	-	4,678,042	4,678,042
Translation adjustment net of tax expense of Rs. 42,262	–	–	–	1,216,478	1,216,478	-	-	–	–	1,216,478
Unrealized gain on investments, net of tax expense Rs. 35,260	–	–	–	123,425	123,425	–	–	–	-	123,425
Actuarial gain / (loss), net of tax benefit Rs. 18,771	–	–	–	(41,841)	(41,841)	–	–	–	–	(41,841)
Unrealized loss on cash flow hedging derivatives, net of tax benefit Rs. 12,085	–	–	–	(23,469)	(23,469)	–	–	–	–	(23,469)
Comprehensive income	–	–	–	Rs. 5,952,635	–	–	–	–	-	–
Balance as of 31 March 2008	**168,172,746**	**Rs. 840,864**	**Rs. 20,036,473**		**Rs. 1,453,233**	**82,800**	**Rs. (4,882)**	**Rs. 709,007**	**Rs. 24,031,890**	**Rs. 47,066,584**
Convenience translation into U.S.$. (unaudited)		U.S.$. 21,011	U.S.$. 500,661		U.S.$. 36,313		U.S.$.(122)	U.S.$. 17,716	U.S.$. 600,497	U.S.$. 1,176,077

Consolidated Statements of Cash Flows

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FISCAL YEAR ENDED 31 MARCH			
	2006	2007	2008	2008
CASH FLOWS FROM OPERATING ACTIVITIES:				Convenience translation into U.S.$ (unaudited)
Net income	Rs. 1,628,857	Rs. 9,326,838	Rs. 4,678,042	116,893
Adjustments to reconcile net income to net cash from operating activities:				
Deferred tax benefit	(55,157)	(1,103,598)	(2,351,120)	(58,749)
(Gain) / loss on sale of available for sale securities, net	3,924	(869)	(110,269)	(2,755)
Depreciation and amortization	1,567,090	3,010,192	3,388,304	84,665
Write-down of intangible assets	–	1,770,221	2,488,514	62,182
Impairment of goodwill	–	–	90,437	2,260
Loss / (gain) on sale of property, plant and equipment	(320,361)	(67,039)	7,629	191
Provision for doubtful accounts receivable	33,629	151,620	226,932	5,665
Allowance for sales returns	239,462	1,325,981	164,295	4,105
Inventory write-downs	100,783	306,235	327,997	8,196
Equity in loss / (income) of affiliates, net	88,235	62,676	(1,783)	(45)
Unrealized foreign exchange(gain) / loss, net	67,650	(97,232)	225,893	5,670
Stock based compensation	162,249	175,380	257,788	6,441
Minority interest	76	(3,499)	(10,473)	(262)
Changes in operating assets and liabilities:				
Accounts receivable	(781,607)	(3,032,373)	608,250	15,199
Inventories	(1,851,724)	(995,342)	(3,908,736)	(97,670)
Other assets	(1,123,076)	(371,099)	1,654,006	41,329
Due to / from related parties, net	15,223	(48,206)	88,724	2,217
Trade accounts payable	1,564,454	1,045,753	1,076,159	26,891
Accrued expenses	243,625	825,207	134,848	3,370
Other liabilities	113,201	(320,250)	(2,912,810)	(72,784)
Net cash provided by operating activities	**1,696,533**	**11,960,596**	**6,122,627**	**152,989**
CASH FLOWS FROM INVESTING ACTIVITIES:				
Restricted cash	(6,017,219)	5,468,926	583,003	14,568
Expenditure on property, plant and equipment	(1,873,268)	(4,477,049)	(6,348,085)	(158,623)
Proceeds from sale of property, plant and equipment	691,273	84,061	55,032	1,375
Investment in affiliates	(100,800)	(158,474)	–	–
Purchase of investment securities	(5,074,184)	(331,000)	(15,859,878)	(396,299)
Proceeds from sale of investment securities	5,274,899	331,869	12,477,799	311,789
Expenditure on intangible assets	(41,517)	(259,198)	(421,503)	(12,689)
Cash paid towards contingent consideration	(114,244)	(66,677)	(86,319)	(2,157)
Cash paid for acquisition, net of cash acquired	(27,322,762)	(156,076)	–	–
Net cash provided by / (used in) investing activities	**(34,577,822)**	**436,382**	**(9,599,951)**	**(239,879)**
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from issuance of equity shares	73,639	10,029,571	15,220	380
Proceeds from minority interest shareholder	–	10,473	–	–
Proceeds from bank borrowings	6,322,206	2,212,983	3,554,417	88,816
Repayment from bank borrowings	–	(8,083,745)	(1,941,458)	(48,512)
Proceeds from long-term debt	21,598,301	–	–	–
Repayment of long-term debt	(6,577)	(1,888,540)	(7,718,506)	(192,866)
Debt issuance costs	(340,243)	(89,565)	–	–
Dividends	(436,368)	(437,497)	(737,287)	(18,423)
Net cash provided by / (used in) financing activities	**27,210,958**	**1,753,680**	**(6,827,614)**	**(170,605)**
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	**(5,670,331)**	**14,150,658**	**(10,304,938)**	**(257,495)**
Effect of exchange rate changes on cash and cash equivalents, net	95,104	118,152	(278,224)	(6,952)
Cash and cash equivalents at the beginning of the year	9,287,864	3,712,637	17,981,447	449,312
Cash and cash equivalents at the end of the year	**Rs. 3,712,637**	**Rs. 17,981,447**	**Rs. 7,398,285**	**184,865**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

	FISCAL YEAR ENDED 31 MARCH			
	2006	2007	2008	2008
				Convenience translation into U.S.$ (un audited)
SUPPLEMENTAL DISCLOSURES:				
Cash paid for:				
Interest (net of interest capitalized)	225,284	1,589,386	1,043,376	26,071
Income taxes	223,000	1,350,083	1,531,569	38,270
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES:				
Property, plant and equipment purchased on credit during the year	54,276	313,383	199,499	4,985
Property, plant and equipment purchased under capital lease	223,379	15,986	20,717	518
Provision for contingent consideration	–	30,310	150,887	3,770
Promissory notes issued in connection with business acquisition	156,076	–	–	–

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

1. OVERVIEW

Dr. Reddy's Laboratories Limited ("DRL") together with its subsidiaries (collectively, the "Company") is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, custom pharmaceutical services and drug discovery. The Company's principal research and development facilities are located in Andhra Pradesh, India and in the United States; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom, Brazil and Germany. The Company's shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since 11 April 2001, on the New York Stock Exchange in the United States. As of 31 March 2008, the list of subsidiaries is as follows:

• DRL Investments Limited ("DRL Investments")	• Reddy Cheminor SA ("RCSA")
• Reddy Pharmaceuticals Hong Kong Limited ("RPHL")	• Aurigene Discovery Technologies Inc. ("ADTI")
• Reddy Antilles N.V. ("RANV")	• Dr. Reddy's Laboratories (U.K.) Limited ("DRL U.K.")
• Reddy US Therapeutics Inc. ("Reddy US")	• Cheminor Investment Limited ("CIL")
• Dr. Reddy's Laboratories Inc. ("DRLI")	• Dr. Reddy's Bio-sciences Limited ("RBSL")
• Dr. Reddy's Farmaceutica Do Brazil Ltda. ("DRFBL")	• Trigenesis Therapeutics Inc. ("Trigenesis")
• Aurigene Discovery Technologies Limited ("ADTL")	• Industrias Quimicas Falcon de Mexico S.A.de.C.V. ("FALCON")
• Dr. Reddy's Laboratories (EU) Limited ("DRL EU")	• OOO Dr. Reddy's Laboratories Limited, Russia ("OOO DRL")
• Dr. Reddy's Laboratories (Proprietary) Limited ("DRSA")	• Dr. Reddy's Laboratories (Australia) Pty Limited ("DRLA")
• Promius Pharma LLC (Previously Reddy Pharmaceuticals LLC.) ("PPLLC")	• Reddy Pharma Iberia S.A. ("RPISA")
• Reddy Holding GmbH ("RHG")	• Reddy Pharma Italia SPA. ("RPISPA")
• Beta Healthcare Solutions GmbH ("Beta HSG")	• Dr. Reddy's Laboratories Switzerland ("DRSL")
• betapharm Arzneimittel GmbH ("Beta AG")	• Affordable Health Care Limited ("AHL")
• Beta institut fur sozialmedizinische Forschung und Entwicklung GmbH ("Beta IG")	• Eurobridge Consulting BV, Netherlands ("Eurobridge")
• Lacock Holdings Limited ("LHL")	• OOO DRS Limited, Russia ("DRSR")
• OOO JV Reddy Biomed Limited ("Reddy Biomed " or "RBL")	• Aurigene Discovery Technologies (M) Sdn bhd ("ADTM")
• Reddy Netherlands B.V. ("RNBV")	• Macred India Private Limited ("MIPL")
• Dr. Reddy's Laboratories Ilac Ticaret Limited ("DRIT")	

During fiscal 2007, beta Healthcare Verwaltungs GmbH ("Beta HVG"), beta Healthcare GmbH & Co KG ("Beta KG") and beta Holding GmbH ("Beta HG") were merged into RHG. RHG, Beta HSG, Beta AG and Beta IG are collectively referred to as betapharm, unless explicitly stated.

Notes to the Consolidated Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP).

b) Estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

c) Functional currency

The functional currency of DRL is the Indian rupee, being the currency of the primary economic environment in which it operates. The functional currencies of the subsidiaries have been determined as follows, based on an individual and collective evaluation of economic factors described in Statement of Financial Accounting Standards ("SFAS") SFAS 52, "Foreign currency translation":

NAME OF THE SUBSIDIARY	FUNCTIONAL CURRENCY
DRL Investments, RPHL, RANV, DRLI, DRFBL, ADTL, DRSA, PPLLC, OOO DRL, RBL, RNBV, RCSA, CIL, RBSL, Trigenesis, DRLA, DRSL, ADTM, Eurobridge, DRSR, AHL, MIPL and DRIT	Indian Rupee
Reddy US and ADTI	U.S. Dollar
DRL EU and DRL U.K.	Pound Sterling
FALCON	Mexican Peso
RHG, Beta HSG, Beta AG, Beta IG, RPISA, RPISPA and LHL	Euro

In respect of all non-Indian subsidiaries that operate as marketing arms of DRL ("the parent company") in their respective countries / regions (i.e., all those listed in the first row of the table above), the functional currency has been determined to be the functional currency of the parent company, i.e. the Indian rupee. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries, whose operations are self contained and integrated within their respective countries / regions (i.e., all those listed in the second through fifth rows of the table above), the functional currency has been determined to be the local currency of those countries / regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupees at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income.

d) Foreign currency transactions

Foreign currency transactions are translated into the functional currency at the rates of exchange prevailing on the date of the respective transactions. Monetary assets and liabilities in foreign currency are converted into the functional currency at the exchange rate prevailing on the balance sheet date. The resulting exchange gains / losses are included in the consolidated statement of operations.

e) Convenience translation (unaudited)

The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the fiscal year ended 31 March 2008 have been translated into United States dollars at the noon buying rate in New York City on 31 March 2008 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$. 1 = Rs. 40.02. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

f) Principles of consolidation

The consolidated financial statements include the financial statements of DRL and all of its subsidiaries, which it owns or controls more than 50% of the voting rights, except where the minority shareholders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities which are accounted for under the equity method. DRL consolidates Dr. Reddy's Research Foundation (the "Research Foundation"), a non-profit organization that is funded by and carries out research activities on behalf of and for the benefit of the Company, and beta Institut for sociomedical research GmbH, a non-profit organization which is engaged in research and development to seek ways to improve the healthcare process in ways which promote the psychological welfare of patients, including development of patient pathways, case management, disease management and health systems management. All inter-company balances and transactions are eliminated on consolidation. Newly acquired subsidiaries are included in the consolidated financial statements from the date of acquisition.

Notes to the Consolidated Financial Statements

The Company follows Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003 "FIN 46R"), Consolidation of Variable Interest Entities ("VIE"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For any VIEs that must be consolidated under FIN 46R, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and non-controlling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary. Based on evaluation of FIN 46R, the Company has consolidated APR LLC, a VIE.

The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company's equity in the income / loss of equity method affiliates, Kunshan Rotam Reddy Pharmaceuticals ("Reddy Kunshan" or "KRRP") and Perlecan Pharma Private Limited ("Perlecan Pharma") is included in the consolidated statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.

g) Cash equivalents

The Company considers all highly liquid investments with remaining maturities at the date of purchase / investment, of three months or less to be cash equivalents.

h) Revenue recognition

Product sales

Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, generally, the stockists or formulations manufacturers and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Revenue from domestic sales of formulation products is recognized on delivery of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, which is based on terms of the contract. Revenue from product sales includes excise duty and is recorded net of sales tax and applicable discounts and allowances.

Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products are transferred by the Company when the goods are delivered to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from the factories of the Company. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.

The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners, as all the conditions under Staff Accounting Bulletin No.104 ("SAB 104") are met. Subsequently, the marketing partners remit to the Company an additional amount based on the sale proceeds of sales made by them to the end customer. Such amount is determined per the terms of the marketing arrangement, and is recognized by the Company when the realization is certain under the guidance given in SAB 104.

Revenue from sales of generic products is recognized when products are delivered and significant risks and rewards in respect of ownership of products passes on to the customer. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provision for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers / other customers and average inventory holding by the wholesaler. Such provisions are disclosed as a reduction of accounts receivable.

The Company accounts for sales returns in accordance with SFAS 48, "Revenue Recognition when Right to Return Exists" by recording an accrual based on Company's estimate of expected sales returns.

The Company deals in various products and operates in various markets. Accordingly, the Company's estimate of sales returns is determined primarily by its experience in these markets. In respect of established products, the Company determines an estimate of sales returns accrual primarily based on historical experience of such sales returns. Additionally, other factors that the Company considers in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact the Company's business and markets. The Company considers all these factors and adjusts the sales return accrual to reflect its actual experience.

Notes to the Consolidated Financial Statements

With respect to new products introduced by the Company, those are either extensions of an existing line of product or in a general therapeutic category where the Company has historical experience. The Company's new product launches have historically been in therapeutic categories where established products exist and are sold either by the Company or its competitors. The Company has not yet introduced products in a new therapeutic category where the sales returns experience of such products is not known. The amount of sales returns for the Company's newly launched products do not significantly differ from sales returns experience of current products marketed by the Company or competitors (as the Company understands based on industry publications and discussions with its customers). Accordingly, the Company does not expect sales returns for new products to be significantly different from expected sales returns of current products. The Company evaluates sales returns of all its products at the end of each reporting period and records necessary adjustments, if any. To date, no significant revision has been determined to be necessary.

Service income

Income from service, which primarily relate to contract research, is recognized as the related services are performed in accordance with the terms of the contract and when all the conditions under SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price or a time and material basis.

License fees

Non-refundable milestone payments are recognized in the consolidated statement of operations when earned, in accordance with the terms of the license agreement, and when the Company has no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable upfront license fees are deferred and recognized when the milestones are earned, in proportion to the amount that each milestone earned bears to the total milestone payments agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments increase during the development period as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Accordingly, the milestone payments are a fair representation of the extent of progress made in the development of these underlying molecules. In the event, the development of molecule is discontinued, the corresponding amount of deferred revenue is recognized in the consolidated statement of operations in the period in which the project is terminated.

The Company has entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, the Company defers the upfront payments received under these arrangements. Such deferred revenue is recognized in the consolidated statement of operations in the period in which the Company completes its remaining performance obligations.

i) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

j) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process. In the case of raw materials and stores and spares, cost comprises purchase price and attributable direct costs, less trade discounts. In the case of work-in-process and finished goods, cost comprises direct labor, material costs and production overheads.

A write-down of inventory to the lower of cost or market value at the close of a fiscal year creates a new cost basis and is not marked up based on subsequent changes in underlying facts and circumstances. Such write-downs, if any, are included in cost of revenues.

Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of revenues.

k) Investment securities

Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.

Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis obtained from external sources. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary, results in reduction in the carrying amount to fair value. Such impairment is charged to the consolidated statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in-first-out method and are included in earnings.

Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.

Notes to the Consolidated Financial Statements

l) Derivative and hedge accounting

The Company purchases foreign currency forward contracts / option contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. The Company also purchases zero-cost collars, which qualify as net purchased options, to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range.

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company recognizes all derivatives as assets or liabilities measured at their fair value, regardless of the purpose or intent of holding them. In respect of derivatives designated and effective as cash flow hedges, gains or losses resulting from changes in the fair value are deferred and recorded as a component of accumulated other comprehensive income within stockholder's equity until the hedged transaction occurs and are then recognized in the consolidated statement of operations together with the hedged item. The Company assesses hedge effectiveness based on overall change in fair value of derivative instrument.

Changes in fair value of derivatives not designated as hedges and the ineffective portion of the hedging instruments are recognized in the consolidated statements of operations of each period and are reported within foreign exchange gain / (loss), net under operating expenses.

In respect of derivatives designated as hedges, the Company formally documents all relationships between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. The Company also formally assesses both at the inception of the hedge and on an ongoing basis, whether each derivative is highly effective in offsetting changes in fair value or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, the Company, prospectively, discontinues hedge accounting with respect to that derivative.

m) Property, plant and equipment

Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	
Factory and administrative buildings	25 to 50 years
Ancillary structures	3 to 15 years
Plant and machinery	3 to 15 years
Furniture, fixtures and office equipment	4 to 10 years
Vehicles	4 to 5 years
Computer equipment	3 to 5 years

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

Software for internal use, which is primarily acquired from third-party vendors including consultancy charges for implementing the software are capitalized. Subsequent costs are charged to the consolidated statement of operations as incurred. The capitalized costs are amortized over the estimated useful life of the software.

n) Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of the identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value.

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

o) Intangible assets

Intangible assets consist of trademarks, product related intangibles, customer related intangibles, marketing rights, beneficial toll manufacturing contracts and non-competition arrangements. All intangible assets with definite life are amortized over the expected benefit period or the legal life, whichever is shorter. Such amortization periods are as follows:

Trademarks	
– Trademarks with finite useful life	3 to 10 years
– Trademarks with indefinite life	Tested for impairment at least annually
Product related intangibles	12 to 15 years
Beneficial toll manufacturing contract	24 months
Non-competition arrangements	1.5 to 10 years
Marketing rights	3 to 16 years
Customer-related intangibles	2 to 5 years
Other intangibles	5 to 15 years

p) Impairment of long-lived assets

Long-lived assets and intangibles with finite useful life are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Long-lived assets to be disposed are reported at the lower of carrying value or fair value, less cost to sell. The fair value of the 'beta' brand (trademark with indefinite life) is determined applying the relief from royalty method. The fair value of other intangibles is determined based on discounted cash flow approach.

q) Start-up costs

Costs of start-up activities including organization costs are expensed as incurred.

r) Research and development

Research and development cost is expensed as incurred. In-process technologies used in research and development projects and having no alternate future use are expensed upon purchase. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities, and having alternative future use, is capitalized as property, plant and equipment when acquired or constructed.

s) Stock-based compensation

Prior to 1 April 2006, the Company accounted for its stock-based compensation plans under SFAS 123 "Accounting for Stock Based Compensation". On 1 April 2006, the Company adopted SFAS No. 123(R) (revised 2004) "Share Based Payment" ("SFAS No. 123(R)") under the modified-prospective approach. The modified-prospective-approach under SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.

The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. Upon adoption of SFAS 123(R), the Company elected to continue estimating the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected terms and risk free interest rates. In respect of Par Value Options, the expected term of an option is estimated based on the vesting term, contractual term, as well as expected exercise behavior of the employees receiving the option. In respect of Fair Market Value options, the expected term of an option is estimated based on the simplified method. Expected volatility of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the Company's publicly traded equity shares. Dividend yield of the options is based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The estimated fair value of stock options is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Dividend yield	0.5%	0.5%	0.75%
Expected term	12 – 78 months	12 – 48 months	12 – 48 months
Risk free interest rates	5.7 – 7.5%	6.5 – 7.4%	7.8 – 8.2%
Volatility	23.4 – 36.9%	30.5 – 33.6%	28.4% – 32.7%

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

At 31 March 2008, the Company has four stock-based employee compensation plans, which are described more fully in Note 21. DRL and ADTL have two stock based employee compensation plans each.

The adoption of SFAS No. 123(R) did not have a material impact on Company's equity-based compensation expense for the year ended 31 March 2007. Further, the Company believes that the adoption of SFAS No.123(R) will not have a material impact on its future equity-based compensation expense. Under SFAS 123, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on 1 April 2006, the Company estimated the number of outstanding instruments which are not expected to vest and recognized a credit to stock compensation expense o f Rs. 14,806 representing reversal of stock compensation expense for such instruments previously recognized in the consolidated statement of operations.

A recent amendment to the Indian tax regulations requires the Company to pay Fringe Benefit Tax (FBT) on exercise of employee stock options. The FBT is computed based on the fair market value of the underlying equity share on the date of vesting of an option as reduced by the amount actually paid by the employee for exercise of the options. The Company's obligation to pay FBT arises only upon exercise of options and is recorded as compensation expense in the consolidated statement of operations at that time.

In January 2008, ADTL amended its plan to recover FBT from employees for all new grants. Accordingly, the fair value of stock options granted subsequent to the date of this amendment has been determined using the Binomial option pricing model.

The Binomial model includes assumptions regarding dividend yields, expected volatility, expected lives, risk free interest rates and expected FBT recovery. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of Company's control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Further, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The fair value of each option is estimated on the date of grant using the Binomial model with the following assumptions:

	FISCAL YEAR ENDED 31 MARCH 2008
Dividend yield	–
Expected term	36 – 72 months
Risk free interest rates	7.42 – 7.47%
Volatility	57.38%

t) Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. Valuation allowance is established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

The Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, on 1 April 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Accounting and disclosures of tax positions taken or expected to be taken by the Company are based on the recognition threshold and measurement attribute prescribed by FIN 48. The Company recognizes penalties and interest related to unrecognized tax benefits as a component of income taxes.

u) Leases

Leases of property, plant and equipment that transfer substantially all of the benefits or risks and rewards of ownership are classified as capital leases. The amount recorded is the lesser of the present value of the rental and other lease payments during the lease term, excluding that portion of the payments representing executory costs paid to the lessor, or the asset's fair value. The rental obligations, net of interest charges, are reflected in long term debt.

Leases that do not transfer substantially all of the benefits or risks of ownership are classified as operating leases and recorded as expense on a straight line basis over the lease term, including leases that have rent holidays and / or escalating lease payments.

v) Legal cost

Legal costs incurred in connection with contingencies are expensed as incurred.

w) Earnings per share

In accordance with SFAS No.128, "Earnings per Share", basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive. If securities have been issued by a subsidiary that enable their holders to obtain subsidiary's common stock, the earnings of the subsidiary's shall be included in the consolidated diluted earnings per share computations based on the Company's holding of the subsidiary's securities.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

Reclassifications

Certain amounts in the prior year's consolidated financial statements and notes have been reclassified to conform to the current year's presentation.

3. BUSINESS COMBINATIONS

All of the Company's acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on the respective dates of acquisition. Contingent consideration pursuant to earnout agreements is recorded as an additional cost of the acquisition, when the contingency is resolved and the consideration is issued or becomes issuable.

Industrias Quimicas Falcon de Mexico, S.A. de C.V. ("Falcon")

On 30 December 2005, the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico, S.A.de C.V. ("Falcon"), a Roche group company for a total purchase consideration of Rs. 2,773,126 (U.S.$. 61,233). The Company has accounted for this acquisition under the purchase method as defined in SFAS No. 141, "Business Combinations". Accordingly, the financial results of Falcon have been included in the consolidated financial statements since that date. Falcon was acquired with intent to add steroid manufacturing capabilities and permit the Company to offer a full range of services in its custom pharmaceutical services business. The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with customer specifications.

The purchase cost of Rs. 2,773,126 has been allocated as follows:

- Property, plant and equipment and intangible assets based on appraisals performed by third party valuer; and
- Others based on management's estimates.

CURRENT ASSETS	
Cash and cash equivalents	Rs. 217
Accounts receivable	39,736
Inventories	1,150,730
Other current assets	259,465
Property, plant and equipment	1,418,799
INTANGIBLE ASSETS	
Customer contracts	51,493
Non-competition arrangement	20,242
TOTAL ASSETS	**2,940,682**
Liabilities assumed	(40,613)
Deferred tax liability, net	(126,943)
PURCHASE COST	**Rs. 2,773,126**
The weighted average useful lives of intangibles acquired are as follows:	
Customer contracts	2.6 years
Non-competition arrangement	3 years

betapharm

On 3 March 2006, the Company acquired 100% of the outstanding common shares of betapharm. Accordingly, the financial results of betapharm have been included in the consolidated financial statements since that date. betapharm is a leading generics pharmaceuticals company in Germany. Under the 'beta' brand, the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians.

The aggregate purchase price of Rs. 26,063,321 (Euro 482,654) includes direct acquisition cost amounting to Rs. 201,548 (Euro 3,732). The acquisition agreement included payment of contingent consideration amounting up to Rs. 518,400 (Euro 9,600), which was paid into an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that might arise, pertaining to the periods prior to the acquisition. The escrow will lapse and be time barred at the end of 2013. Since the maximum amounts pertaining to such claims are determinable at the date of acquisition, the same has been included as part of the purchase price.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

During the year ended 31 March 2007, the Company completed the final allocation of the aggregate purchase price of Rs. 26,063,321 (Euro 482,654) for betapharm based on management's estimate and independent valuations of intangible assets as follows:

CURRENT ASSETS:	
Cash and cash equivalents	Rs. 1,357,395
Inventories	538,860
Other current assets	552,938
Property, plant and equipment	372,377
INTANGIBLES:	
Trademarks	5,546,314
Product related intangibles	13,684,867
Beneficial toll manufacturing contract	621,058
Other assets	142,541
Goodwill	12,848,428
TOTAL ASSETS	**35,664,778**
Deferred tax liability, net	(7,241,686)
Liabilities assumed	(2,359,771)
PURCHASE COST	**Rs. 26,063,321**

As a result of the final allocation of the aggregate purchase price, there were revisions in useful lives of certain intangibles and the total intangibles increased from Rs. 16,325,598 as at 31 March 2006 to Rs. 19,852,239. In addition, goodwill decreased from Rs. 14,958,766 as at 31 March 2006 to Rs. 12,848,428 and deferred tax liability, net increased from Rs. 5,825,383 as at 31 March 2006 to Rs. 7,241,686.

Trademarks have an indefinite useful life and are therefore not subject to amortization but are tested for impairment annually. The weighted average useful lives of other intangibles acquired are as follows:

Product related intangibles	14.5 years
Beneficial toll manufacturing contract	4.8 years[1]

The adjustments to the values of intangibles, goodwill and deferred tax liability, net and revisions to useful lives did not have any material impact on the results of the fiscal year ended 31 March 2007.

[1] As more fully described in Note 5, in January 2007, the Company revised the estimated useful life of the beneficial toll manufacturing contract intangible from 58 months to 24 months. Consequently, the unamortized balance as on the date of such amendment is being amortized over the remaining revised estimated useful life of this intangible.

All goodwill arising from the acquisition of betapharm was assigned to the Company's generics segment.

Pro forma Information: The table below reflects unaudited pro forma consolidated results of operations as if both the Falcon and beta Holding GmbH acquisitions had been made at the beginning of the period presented below:

	FISCAL YEAR ENDED 31 MARCH 2006 (UN AUDITED)
Revenues	Rs. 33,766,668
Net income	1,991,090
Earning per equity share Basic	13.00
Diluted	12.98
Weighted average number of equity shares used in computing earnings per equity share	
Basic	153,093,316
Diluted	153,403,846

The unaudited proforma consolidated results of operations is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the date indicated, nor it is necessarily indicative of future operating results of the combined companies and should not be construed as representative of these amounts for any future dates or periods.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

4. GOODWILL

In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", the Company tests goodwill for impairment, at least annually. The following table presents the change in goodwill balance during the years ended 31 March 2007 and 2008:

	FISCAL YEAR ENDED 31 MARCH	
	2007	2008
Balance at the beginning of the year[1]	Rs. 16,816,452	Rs. 15,722,631
Acquired / adjusted during the year	(2,013,351)	116,459
Effect of translation adjustments	919,530	1,321,769
Balance at the end of the year[1]	**Rs. 15,722,631**	**Rs. 17,160,859**

Goodwill acquired / adjusted during the years ended 31 March 2007 and 2008 represents the following:

	FISCAL YEAR ENDED 31 MARCH	
	2007	2008
Contingent consideration paid / payable in purchase business combinations	Rs. 96,987	Rs. 206,896
Adjustment on completion of final purchase price allocation related to acquisition of betapharm	(2,110,338)	–
Impairment of goodwill	–	(90,437)
	Rs. (2,013,351)	**Rs. 116,459**

In March 2000, Dr. Reddy's Laboratories Inc. ("DRLI"), a consolidated subsidiary, acquired 25% of its own common stock held by a minority shareholder (Pharma, LLC) for cash consideration of Rs. 1,072. This acquisition was accounted for by the purchase method. Additionally, contingent consideration not exceeding U.S.$. 14,000 was payable over a period of ten years based on achievement of sales of certain covered products. Such payments were to be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.

In August 2006, the Company received a letter from Pharma, LLC alleging that sale of certain products were excluded by the Company in its calculation of gross revenue and consequently, the amount payable to Pharma, LLC. The Company, in its response, stated that excluded products were the authorized generic products of the partnering innovator company and not DRLI's products per the agreement. Subsequently, in October, 2006, Pharma LLC instituted an arbitration proceeding which was settled during the year ended 31 March 2008. Per the settlement, the Company agreed to pay the remaining contingent consideration in installments beginning 1 October 2007 and ending 1 January 2009. As there are no unresolved contingencies, this remaining consideration has been recorded as goodwill in these consolidated financial statement amounting to Rs. 206,896. Accordingly, as of 31 March 2008, the entire Rs. 612,306 (U.S.$. 14,000) has been recorded as goodwill.

Impairment of goodwill amounting to Rs. 90,437 relates to Company's drug discovery segment.

The following table presents the allocation of Goodwill to the various segments:

	AS OF 31 MARCH	
	2007	2008
Formulations[1]	Rs. 349,774	Rs. 349,774
Active pharmaceutical ingredients and intermediates	997,025	997,025
Generics	14,285,395	15,814,060
Drug discovery	90,437	–
	Rs. 15,722,631	**Rs. 17,160,859**

[1]Includes goodwill arising on investment in an affiliate amounting to Rs. 181,943.



Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

5. INTANGIBLE ASSETS, NET

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", intangible assets are amortized over the expected benefit period or the legal life, whichever is shorter.

Intangible assets consist of the following:

			AS OF 31 MARCH 2007
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Trademarks with finite useful life	Rs. 2,597,962	Rs. 2,359,221	Rs. 238,741
Trademarks with indefinite life	5,127,473	–	5,127,473
Product related intangibles	14,078,320	1,078,804	12,999,516
Beneficial toll manufacturing contract	665,505	179,691	485,814
Non-competition arrangements	131,214	120,030	11,184
Marketing rights	8,511	8,511	–
Customer-related intangibles	177,375	153,435	23,940
Other intangibles	10,624	8,879	1,745
	Rs. 22,796,984	Rs. 3,908,571	Rs. 18,888,413

			AS OF 31 MARCH 2008
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Trademarks with finite useful life	Rs. 2,581,217	Rs. 2,522,280	Rs. 58,937
Trademarks with indefinite life	5,620,563	–	5,620,563
Product related intangibles	11,866,772	1,250,261	10,616,511
Beneficial toll manufacturing contract	729,531	482,419	247,112
Non-competition arrangements	128,216	123,776	4,440
Marketing rights	7,982	7,982	–
Customer-related intangibles	236,100	161,032	75,068
Other intangibles	9,962	9,962	-
	Rs. 21,180,343	Rs. 4,557,712	Rs. 16,622,631

The amortization expense for the years ended 31 March 2006, 2007 and 2008 was Rs. 419,867, Rs. 1,570,894 and Rs. 1,614,806, respectively.

Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

	FOR THE FISCAL YEAR ENDED 31 MARCH
2009	Rs. 1,191,471
2010	886,083
2011	885,625
2012	859,347
2013	845,765
Thereafter	6,333,777
Total	**Rs. 11,002,068**

The intangible assets (net of accumulated amortization) as of 31 March 2007 have been allocated to the following segments:

	FORMULATIONS	GENERICS	CUSTOM PHARMACEUTICAL SERVICES	TOTAL
Trademarks with finite useful life	Rs. 233,108	Rs. 5,633	–	Rs. 238,741
Trademarks with indefinite life	–	5,127,473	–	5,127,473
Product related intangibles	–	12,999,516	–	12,999,516
Beneficial toll manufacturing contract	–	485,814	–	485,814
Non-competition arrangements	–	177	11,007	11,184
Customer-related intangibles	–	584	23,356	23,940
Other intangibles	–	1,745	–	1,745
	Rs. 233,108	Rs. 18,620,942	Rs. 34,363	Rs. 18,888,413

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

The intangible assets (net of amortization) as of 31 March 2008 have been allocated to the following segments:

	FORMULATIONS	GENERICS	CUSTOM PHARMACEUTICAL SERVICES	TOTAL
Trademarks with finite useful life	Rs. 56,462	Rs. 2,475	-	Rs. 58,937
Trademarks with indefinite life	–	5,620,563	–	5,620,563
Product related intangibles	–	10,616,511	–	10,616,511
Beneficial toll manufacturing contract	–	247,112	–	247,112
Non-competition arrangements	–	–	4,440	4,440
Customer-related intangibles	3,572	65,461	6,035	75,068
	Rs. 60,034	Rs. 16,552,122	Rs. 10,475	Rs. 16,622,631

Write-down of intangible assets acquired in Trigenesis acquisition

In 2004, the Company, through the acquisition of Trigenesis Therapeutics Inc. ("Trigenesis"), acquired certain technology platforms and marketing rights for a total consideration of Rs. 496,715 (U.S.$. 11,000) which were accounted as purchase of intangible assets. During the year ended 31 March 2007, the Company completed a detailed review of business opportunities in respect of these core technology platforms and marketing rights. Based on this review, the Company determined that further commercialization of these intangible assets may not be economically viable due to further regulatory approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of these intangible assets was written down to Rs. Nil, by recording a write-down of Rs. 213,518. This write down, which has been disclosed under "Write-down of intangible assets" in the consolidated statement of operations for the year ended 31 March 2007, relates to the Company's generics segment.

Change in estimated useful life of beneficial toll manufacturing contract intangible

betapharm primarily sourced its products from Salutas GmbH ("Salutas") under a long-term supply contract. The contract gave betapharm a benefit by way of a longer commitment period to supply products at favorable purchase price. Accordingly, at the time of betapharm's purchase price allocation, this contract was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm cancelling its future commitment to supply products under this contract and renegotiated the terms and prices under this contract. This resulted in a reduction in the overall committed supply period from 58 months to 24 months and increased procurement prices. Based on this amendment in January 2007, the Company revised its estimated useful life of this intangible and is amortizing the balance unamortized amount as on the date of such amendment over the remaining useful life of the intangible.

Write-down of intangible assets acquired in betapharm acquisition

During the year ended 31 March 2007, triggered by the above contract amendment with Salutas resulting in supply constraints in the short-term period and increased procurement prices and certain market events comprising continuing decrease in market prices and increased competitive intensity, the Company tested carrying value of betapharm intangibles for impairment. The carrying value of these intangibles included certain product related intangibles and the 'beta' brand. 'beta' brand was fair valued applying the relief from royalty method. The product related intangibles were fair valued based on discounted cash flow approach. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs. 1,556,703 and adjusted the carrying value of the 'beta' brand and certain product related intangibles as of 31 March 2007. This write-down, which has been disclosed under "Write-down of intangible assets" in the consolidated statement of operations for the year ended 31 March 2007, relates to the Company's generics segment.

During the year ended 31 March 2008, triggered by certain adverse market conditions such as decrease in market prices and an increasing trend in certain new type of rebates being negotiated with State Healthcare Insurance Fund ("SHI") companies, and further affected by supply constraints, the Company tested carrying value of betapharm intangibles for impairment. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs. 2,361,008 and adjusted the carrying value of certain product related intangibles as of 31 March 2008. The fair value of these intangibles was determined based on discounted cash flow approach. This write down, which has been disclosed under "Write-down of intangible assets" in the consolidated statement of operations for the year ended 31 March 2008, relates to the Company's generics segment.

Write-down of intangible assets acquired in Iberia acquisition

In May 2006, the Company acquired marketing authorizations and marketing authorization applications ("MAAs") for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. ("Litaphar") for a total consideration of Rs. 218,920 (Euro 3,740). Litaphar, a Spanish company was engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network. During the year ended 31 March 2008, triggered by certain adverse market conditions such as decrease in sales and increase in cost of procurement, the Company tested carrying value of litaphar intangibles for impairment. The fair values of these intangibles were determined based on discounted cash flow approach. As a result of this review, the Company recorded a write-down of intangible assets amounting to Rs. 127,506 and adjusted the carrying value of product related intangibles as of 31 March 2008. The above write down, which has been disclosed under "Write-down of intangible assets" in the consolidated statement of operations, relates to the Company's generics segment.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

6. FORMATION OF PERLECAN PHARMA PRIVATE LIMITED

In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited ("Perlecan Pharma"), with Citigroup Venture Capital International Growth Partnership Mauritius Limited ("Citigroup Venture") and ICICI Venture Funds Management Company ("ICICI Venture"). Perlecan Pharma is engaged in the clinical development and out-licensing of New Chemical Entity ("NCE") assets. Citigroup Venture and ICICI Venture each committed to contribute Rs. 1,003,725 (U.S.$. 22,500) and the Company committed to contribute Rs. 340,000 (U.S.$. 7,500) towards equity in Perlecan Pharma. The arrangement was subject to certain closing conditions, which were completed on 27 March 2006 resulting in an amendment of certain terms of the investment agreement.

As a result, the Company owned approximately 14.28% of the equity of Perlecan Pharma as of 31 March 2006. In addition, Perlecan Pharma is to issue to the Company warrants to purchase 45 million equity shares of Perlecan Pharma, at an exercise price of Re.1.00 per equity share, the exercise of which is contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity of Perlecan Pharma. Further, three out of seven directors on the Board of Directors of Perlecan Pharma will be designated by the Company. In addition, as per the terms of the arrangement, the Company will have the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arms length basis subject to the final decision by the board of directors of Perlecan Pharma. Considering these factors the Company has accounted for its investment in Perlecan Pharma in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock".

As of 31 March 2006, the three investors had invested Rs. 705,700 (U.S.$. 15,818) in Perlecan Pharma. The Company's share of equity investment was Rs. 100,800 (U.S.$. 2,259). The Company was also committed to invest an additional amount of Rs. 239,200 (U.S.$. 5,241) as its proportionate equity contribution in the future. As per the terms of the amended agreement, the Company was to be reimbursed by Perlecan Pharma for research and development costs of Rs. 231,023 that were incurred by the Company prior to closing.

The Company's equity in the loss of Perlecan Pharma for the period 28 March 2006 through 31 March 2006 amounted to Rs. 40,000. The reimbursement for research and development costs incurred by the Company prior to the closing has been applied to reduce the carrying value of the equity investment in Perlecan Pharma as of 31 March 2006 to zero, with the remaining balance of Rs. 170,223 reflected as other liability as of 31 March 2006.

During the year ended 31 March 2007, the Company and the other two investors invested additional amounts of Rs. 69,200 and Rs. 412,700, respectively, in Perlecan Pharma. As a result, as of 31 March 2007, the Company owned approximately 14.31% of the equity of Perlecan Pharma. The Company's equity in the loss of Perlecan Pharma for the year ended 31 March 2007 amounted to Rs. 63,339. Further as of 31 March 2007, the carrying value of Company's investment in Perlecan Pharma was Rs. 3,309 and the other liability balance was Rs. 170,223.

The Company's equity in the loss of Perlecan Pharma for the year ended 31 March 2008 amounted to Rs. 12,675. Further, as of 31 March 2008, the carrying value of Company's investment in Perlecan Pharma was Rs. Nil, the other liability balance was Rs. 179,589 and the Company is committed to make additional equity investment of Rs. 170,000 in Perlecan Pharma.

The Company will continue to reflect its equity in losses of Perlecan Pharma to the extent of its net investment and future funding commitments.

7. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents as of 31 March 2007 and 2008 amounted to Rs. 17,981,447 and Rs. 7,398,284, respectively. These amounts primarily consisted of current and time deposits with banks. This excludes restricted cash included in current assets of Rs. 606,159 and Rs. 23,156 as of 31 March 2007 and 2008, respectively, in respect of following obligations or commitments of the Company:

	AS OF 31 MARCH	
	2007	2008
Against performance guarantees issued by the Company	Rs. 1,080	Rs. 1,268
Against long term debt from Citibank	584,517	–
Against unclaimed dividend	13,140	14,372
Against other obligations	7,422	7,516
Total restricted cash	**Rs. 606,159**	**Rs. 23,156**

The fair value of cash and cash equivalents approximate their carrying values. During the year ended 31 March 2008, restriction on cash deposits amounting to Rs. 584,517 that were pledged against long-term debt taken from Citibank, was released and these cash deposits were liquidated.

8. ACCOUNTS RECEIVABLE, NET

Accounts receivable as of 31 March 2007 and 2008 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on financial condition of the customer, ageing of the accounts receivable, historical experience of collections from customers and the current economic environment.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

The activity in the allowance for doubtful accounts receivable is given below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Balance at the beginning of the year	Rs. 171,154	Rs. 188,001	Rs. 293,618
Additional provision	33,629	151,620	226,932
Bad debts charged to provision	(16,782)	(46,003)	(59,429)
Balance at the end of the year	**Rs. 188,001**	**Rs. 293,618**	**Rs. 461,121**

9. INVENTORIES

Inventories consist of the following:

	AS OF 31 MARCH	
	2007	2008
Raw materials	Rs. 2,147,896	Rs. 3,226,016
Packing materials, stores and spares	560,629	773,433
Work-in-process	1,674,235	2,345,849
Finished goods	3,162,820	4,787,532
	Rs. 7,545,580	**Rs. 11,132,830**

During the years ended 31 March 2006, 2007 and 2008, the Company recorded inventory write-down of Rs. 100,783, Rs. 306,235 and Rs. 327,997, respectively, resulting from decline in the market value of certain finished goods and write-down of certain raw materials. These write-down adjustments are included in cost of revenues.

During the year ended 31 March 2008, the Company recorded a loss on firm purchase commitment on certain finished products under its long-term supply contract with Salutas amounting to Rs. 268,227, which is included in cost of revenues.

10. OTHER ASSETS

Other assets consist of the following:

	AS OF 31 MARCH	
	2007	2008
Prepaid expenses	Rs. 479,141	Rs. 365,879
Advances to suppliers	297,993	499,567
Balances with statutory authorities	1,066,559	946,243
Deposits	240,968	210,772
Export benefits receivable	347,814	464,139
Others	938,751	1,555,924
	Rs. 3,371,226	**Rs. 4,042,524**
Less: Current assets	3,096,129	3,828,714
	275,097	**213,810**

Balances with statutory authorities represent amounts deposited with the excise authorities and the unutilized excise input credits on purchases. These are regularly utilized to offset the excise liability on goods produced by the Company. Accordingly, these balances have been classified as current assets.

Deposits mainly comprise telephone, electricity, premises and other deposits. Others mainly represent advance income taxes, interest receivable on fixed deposits, receivables from banks on derivative contracts etc.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

11. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	AS OF 31 MARCH	
	2007	2008
Land	Rs. 875,662	Rs. 1,456,439
Buildings	3,063,872	4,147,041
Plant and machinery	9,974,476	12,687,624
Furniture, fixtures and office equipment	936,504	866,810
Vehicles	383,024	437,908
Computer equipment	679,076	888,747
Capital work-in-progress	2,805,221	4,000,647
	18,717,835	**24,485,216**
Accumulated depreciation	(6,290,037)	(7,719,784)
	Rs. 12,427,798	Rs. 16,765,432

Depreciation expense for the years ended 31 March 2006, 2007 and 2008 was Rs. 1,147,223, Rs. 1,439,298 and Rs. 1,773,498, respectively.

During the year ended 31 March 2008, the Company capitalized interest cost of Rs. 85,484.

12. INVESTMENT SECURITIES

Investment securities consist of the following:

	AS OF 31 MARCH 2007				AS OF 31 MARCH 2008			
	CARRYING VALUE	GROSS UNREALIZED HOLDINGAINS	GROSS UNREALIZED HOLDING LOSSES	FAIR VALUE	CARRYING VALUE	GROSS UNREALIZED HOLDINGAINS	GROSS UNREALIZED HOLDING LOSSES	FAIR VALUE
AVAILABLE FOR SALE								
Mutual fund units	Rs. 15,315	Rs. 10	Rs. –	Rs. 15,325	Rs. 3,507,663	Rs. 8,300	Rs. –	Rs. 3,515,963
Equity securities	3,096	8,837	–	11,933	3,096	16,106	–	19,202
Debt securities	1,250,020	–	(174,731)	1,075,289	1,250,020	–	(31,605)	1,218,415
	Rs. 1,268,431	Rs. 8,847	Rs. (174,731)	Rs. 1,102,547	Rs. 4,760,779	Rs. 24,406	Rs. (31,605)	Rs. 4,753,580
CURRENT:								
Less: Current portion	–	–	–	15,325	–	–	–	4,753,580
Non-Current portion	–	–	–	Rs. 1,087,222	–	–	–	–

Carrying value of non-marketable equity securities amounted to Rs. 2,728 as of 31 March 2007 and 2008.

Realized gains / (losses) on sale of investment securities during the years ended 31 March 2006, 2007 and 2008 was Rs. (3,924), Rs. 869 and Rs. 110,269, respectively.

Investments in debt securities, classified as available for sale mature in April, July and October 2008. The following table shows the gross unrealized losses and fair value of the Company's investment with unrealized losses that are not deemed to be other-than-temporarily impaired and duration for which the securities have been in a continuous unrealized loss position for a period of more than twelve months as of 31 March 2008.

	31 MARCH 2007		31 MARCH 2008	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Debt securities	1,075,289	174,731	1,218,415	31,605

The unrealized losses on the Company's investment in debt securities were caused by interest rate changes. The Company had purchased those investments at a discount relative to their face amount, which is guaranteed by the issuer upon maturity. Since the decline in market value is attributable to changes in interest rates and not credit quality of the issuer, and the Company has the ability and intent to hold these investments until maturity, the Company does not consider the decline in fair value of these investments below cost to be other-than-temporary as at 31 March 2008.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

13. LEASES

Capital leases

Property, plant and equipment include Rs. 239,365 and Rs. 291,650 (accumulated depreciation of Rs. 9,420 and Rs. 24,880) in respect of assets acquired under capital leases and as of 31 March 2007 and 2008, respectively.

The depreciation expense related to these assets was Rs. 678, Rs. 8,804 and Rs. 13,582 during the years ended 31 March 2006, 2007 and 2008, respectively. The financial obligations arising from these contractual arrangements are reflected in long-term debt.

Operating leases

The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of the lessee. Rental expense under these leases was Rs. 229,956, Rs. 219,631 and Rs. 264,028 for the years ended 31 March 2006, 2007 and 2008, respectively.

The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

	FISCAL YEAR ENDED 31 MARCH
2009	Rs. 161,543
2010	116,699
2011	92,976
2012	73,437
2013	52,847
Thereafter	30,979
Total	**Rs. 528,481**

14. INVESTMENT IN AFFILIATES

Reddy Kunshan: Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the year ended 31 March 2007, the Company further invested Rs. 89,274 along with one of its other joint venture partners in Reddy Kunshan. Consequently, the Company's interest in Reddy Kunshan increased from 51.2% as of 31 March 2006 to 51.3% as of 31 March 2007.

Three directors of the Company are on the Board of directors of Reddy Kunshan, which comprises seven directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the approval of at least five of the seven directors of Reddy Kunshan Board. As the Company does not control Reddy Kunshan's board and the other partners have significant participating rights, Company's interest in Reddy Kunshan has been accounted under the equity method of accounting.

The Company's equity in the loss of Reddy Kunshan for the year ended 31 March 2006 was Rs. 48,235, and it's equity in the income of Reddy Kunshan for the years ended 31 March 2007 and 2008 was Rs. 663 and Rs. 14,458, respectively. The carrying value of Company's investment in Reddy Kunshan as of 31 March 2007 and 2008 was Rs. 222,596 and Rs. 237,054 respectively.

Perlecan Pharma: As described in Note 6, the Company's equity in loss of Perlecan Pharma for the year ended 31 March 2006, 2007 and 2008 was Rs. 40,000, Rs. 63,339 and Rs. 12,675 respectively. The carrying value of Company's investment in Perlecan Pharma as of 31 March 2007 and 2008 was Rs. 3,309 and Rs. Nil, respectively.

15. VARIABLE INTEREST ENTITIES

On 30 January 2004, the Company along with two individuals formed APR LLC, a Delaware limited liability company. APR LLC is a development stage enterprise, which is in the process of developing an active pharmaceutical ingredient ("API"). Equity capital of APR LLC consists of Class A equity interests held by two individuals and Class B equity interests held by DRL. The initial contribution for the Class A interests was U.S.$. 400 (Rs. 17,487) in cash. Class A interests carry voting rights and participate in the profits and losses of APR LLC in proportion to the voting interests. DRL contributed U.S.$. 500 (Rs. 21,859) in cash for Class B non-voting interests, which carry certain protective rights only.

Further, DRL has entered into a development and supply agreement under which DRL and APR LLC will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of this agreement, DRL is committed to fund the entire research and development of API, which is repayable by APR LLC upon successful commercialization of the product. DRL has paid U.S.$. Nil (Rs. Nil), U.S.$. 501 (Rs. 21,774) and U.S.$. 99 (Rs. 4,195) during the years ended 31 March 2006, 2007 and 2008, respectively to fund ongoing research and development of APR LLC. These amounts have been recorded as research and development expenses in the consolidated statement of operations.

The Company has evaluated this arrangement and concluded that APR LLC is a variable interest entity and the Company is the primary beneficiary. Accordingly, the Company has consolidated APR LLC under the requirements of FIN 46R.

The creditors of APR LLC do not have any recourse to the general credit of the Company. Further, there are no consolidated assets that are collateral for APR LLC's obligations.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

16. FINANCIAL INSTRUMENTS

Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable and investment securities. The Company's cash resources are invested with financial institutions with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk in respect of accounts receivable, the Company performs ongoing credit evaluations of customers.

Fair value of financial instruments: The fair value of the Company's current assets and current liabilities approximate their carrying value because of their short term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. For details of fair value the Company's investment securities and long-term debt refer Notes 12 and 19, respectively.

Derivative financial instruments: The Company enters into certain foreign currency forward contracts and option contracts where the counterparty is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant.

The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

	AS OF 31 MARCH	
	2007	2008
Forward exchange contracts (U.S.$. – Rs.) (sell)	U.S.$. 397,500	U.S.$. 137,500
Forward exchange contracts (U.S.$. – Rs.) (buy)	–	U.S.$. 77,200
Net Purchased Options (U.S.$. – Rs.) (sell)	–	U.S.$. 270,000
Cross currency option contracts (EUR / U.S.$.)	EUR 30,000	EUR 5,000
Forward exchange contracts (EUR / U.S.$.) (sell)	EUR 11,000	EUR -

These foreign currency derivative contracts mature between one to twelve months.

In respect of foreign currency derivative contracts designated as cash flow hedges, the Company has recorded Rs. 35,554 of net loss as a component of accumulated other comprehensive income within stockholder's equity as at 31 March 2008. As of 31 March 2008, there were no significant gains or losses on derivative hedged transactions or portions thereof that have become ineffective as hedges.

In respect of foreign currency derivative contracts not designated as hedges, the Company recorded mark-to-market (gains) / loss of Rs. (196,918) and Rs. 60,493, as of 31 March 2007 and 2008, respectively, which are included under other current assets / liabilities.

During the years ended 31 March 2006, 2007 and 2008, the Company recorded realized and unrealized losses / (gains) on such derivative contracts amounting to Rs. 29,230, Rs. (549,522), and Rs. (1,446,472), respectively which are included under foreign exchange (gain) / loss in the consolidated statement of operations.

17. RESEARCH AND DEVELOPMENT ARRANGEMENTS

During the year ended 31 March 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited ("I-VEN") for the joint development and commercialization of generic drug products. As per the terms of the agreement, I-VEN has a right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications ("ANDA") filed or to be filed subject to a maximum contribution of U.S.$. 56,000. The terms of the agreement do not require the Company to repay the funds or purchase I-VEN's interest in the event the Company is not able to develop or commercialize one or more of the products under this agreement. However, upon successful commercialization of these products, the Company will pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product.

The first tranche of Rs. 985,388 (U.S.$. 22,500) was advanced by I-VEN on 28 March 2005. The amount received from I-VEN has been treated as an advance and is being recorded in the statement of operation as a reduction from research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e. a product filing as per the terms of the agreement) is considered to be completed once the appropriate ANDA has been submitted by the Company to the U.S. FDA. Achievement of a milestone entitles the Company to reduce the advance and credit research and development expenses in a fixed amount equal to I-VEN's share of the research and development costs of the product (which share varies depending on whether the ANDA is a Paragraph III or Paragraph IV filing).

During the year ended 31 March 2007, the Company signed an amendment agreement with I-VEN to reflect a change in the product portfolio and the royalty rate. The Company has credited research and development expenses by Rs. 384,488, Rs. 452,763 and Rs. Nil during the years ended 31 March 2006, 2007 and 2008, respectively, upon completion of specified milestones.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

18. BORROWINGS FROM BANKS

The Company had lines of credit of Rs. 14,723,000 and Rs. 17,659,000 as of 31 March 2007 and 2008, respectively, from its bankers for working capital requirements. The line of credit is renewable annually. The Company has an option to draw down these lines of credit based on its requirements.

An interest rate profile of borrowings from banks is given below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Rupee borrowings	10. 5%	9%	9%
Foreign currency borrowings	Libor + 65 bps	Libor + 60 bps	Libor + 50 – 100 bps

19. LONG-TERM DEBT

Long-term debt consists of the following:

	AS OF 31 MARCH	
	2007	2008
Rupee term loan	Rs. 19,225	Rs. 13,305
Foreign currency loan	21,269,514	14,374,342
Obligation under capital lease	252,510	291,322
	21,541,249	**14,678,969**
Less: Current portion		
– Rupee term loan	5,920	5,920
– Foreign currency loan	3,658,691	1,796,792
– Obligation under capital lease	5,655	12,094
	3,670,266	**1,814,806**
Non Current Portion		
– Rupee term loan	13,305	7,385
– Foreign currency Loan	17,610,823	12,577,550
– Obligation under capital lease transaction	246,855	279,228
	Rs. 17,870,983	**Rs. 12,864,163**

Rupee term loan represents a loan from Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Company's solar grid interactive power plant located in Bachupally, Hyderabad.

Foreign currency loan represents Euro 400 Million loan originally received from Citibank, N.A., Hong Kong to fund the acquisition of betapharm.

During year ended 31 March 2007, the Rs. 21,602,000 (Euro 400 million) loan initially funded by Citibank N.A., Hong Kong was subsequently syndicated into a non-recourse loan of Rs. 5,787,000 (Euro 100 million) borrowed by Reddy Holding GmbH and a recourse loan of Rs. 15,482,514 (Euro 268 million) borrowed by Lacock Holding Limited, which was guaranteed by DRL and its wholly owned subsidiaries, OOO DRL, DRLI and DRL U.K. As part of the syndication process, an amount of Rs. 1,882,620 (Euro 32 million) was repaid to Citibank N.A. The maturity period of the loan ranges from December 2007 till December 2011.

The Company incurred an amount of Rs. 429,808 as debt issuance costs, which is being amortized over the debt period.

During year ended 31 March 2008, the Company repaid Rs. 5,482,868 (Euro 100 Million) of non-recourse loan and Rs. 2,250,433 (Euro component of 39.49 Million and USD component of 0.51 MIllion) of recourse loan.

The Company is required to comply with certain financial covenants under the recourse loan, which includes limits on capital expenditure and maintenance of financial ratios (computed based on local GAAP financial statements) as defined in the loan agreement. Such financial ratio requirements include: (a) Consolidated Net Debt to Consolidated Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") not to exceed 3.5:1, (b) Consolidated EBITDA to Consolidated Interest Expenses shall not be less than 3.75:1, (c) Total Debt shall not exceed Consolidated Net worth.

As of 31 March 2008, the Company was in compliance with such financial covenants.

An interest rate profile of long-term debt is given below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Rupee term loan	2%	2%	2%
Foreign currency loan	EURIBOR + 150 bps	EURIBOR + 70 bps-200 bps and LIBOR + 70 bps	EURIBOR+70 bps-200 bps and LIBOR + 70 bps

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

A maturity profile of the long-term debt outstanding as of 31 March 2008 is as follows:

	MATURING IN THE YEAR ENDING 31 MARCH			
	RUPEE LOAN	FOREIGN CURRENCY LOAN	CAPITAL LEASE	TOTAL
2009	5,920	1,796,792	12,094	1,814,806
2010	5,920	3,294,121	15,660	3,315,701
2011	1,465	3,893,051	14,077	3,908,593
2012	–	5,390,378	7,970	5,398,348
2013	–	–	8,485	8,485
Thereafter	–	–	233,036	233,036
	13,305	14,374,342	291,322	14,678,969

The fair value of outstanding payments on the Rupee term loan was Rs. 16,562 and Rs. 11,008 as of 31 March 2007 and 2008, respectively. The fair value of the foreign currency loan and the capital lease obligation approximate their carrying value as of 31 March 2007 and 2008, respectively.

20. STOCKHOLDERS' EQUITY

Equity shares and dividend

The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity share, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Indian law mandates that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date. Indian law on foreign exchange govern the remittance of dividend outside India.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Final dividends on common stock are recorded as a liability on the date of their approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Board of directors. The Company paid dividends (including dividend tax) of Rs. 436,368, Rs. 437,497 and Rs. 737,287 during the years ended 31 March 2006, 2007 and 2008, respectively. The dividend per share was Rs. 2.50, Rs. 2.50 and Rs. 3.75 during the years ended 31 March 2006, 2007 and 2008, respectively.

During the year ended 31 March 2007, the shareholders of the Company approved a one-for-one stock split effected in the form of a stock dividend. Consequently, the authorized share capital of the Company was increased from Rs. 500,000 as of 31 March 2006 to Rs. 1,000,000 as of 31 March 2007 and 2008, respectively.

The information pertaining to number of shares, number of options, exercise price, earnings per share and dividend per share has been retroactively adjusted for all the periods presented in the consolidated financial statements, except for options earmarked under Category B of the DRL 2002 plan where the exercise price is equal to the par value of the underlying equity shares (i.e. Rs. 5 per option).

21. EMPLOYEE STOCK INCENTIVE PLANS

Dr. Reddy's Employees Stock Option Plan-2002 (the "DRL 2002 Plan"):

The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The DRL 2002 Plan covers all employees of DRL and all employees and directors of its subsidiaries. The Compensation Committee of the Board (the "Compensation Committee") shall administer the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The maximum contractual term for aforementioned stock option plan is generally five years. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years.

The DRL 2002 Plan was amended on 28 July 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity share on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity share (i.e. Rs. 5 per option).

The DRL 2002 Plan was further amended on 27 July 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity share on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity share (i.e. Rs. 5 per option).

Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

PARTICULARS	NUMBER OF OPTIONS GRANTED UNDER CATEGORY A	NUMBER OF OPTIONS GRANTED UNDER CATEGORY B	TOTAL
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

In April 2007, certain employees surrendered their par value options under category B of the DRL 2002 Plan in exchange for par value options under category B of the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.

The Compensation Committee at its meeting held in October 2007, proposed that the Company should absorb the full liability of FBT on exercise of all stock options granted till the date of this resolution. Further, in respect of new grants to be made by the Company subsequent to the date of this resolution, FBT will be recovered from employees upon exercise of stock options.

The above amendment would be proposed at the ensuing Annual General Meeting of the shareholders proposed to be held in July 2008.

Stock option activity under the DRL 2002 Plan for the two categories of options was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2006			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	597,900	Rs. 373.5 – 574.50	Rs. 488.66	50
Granted during the year	65,000	362.50	362.50	81
Expired / forfeited during the year	(273,400)	362.5 – 574.50	472.18	–
Exercised during the year	(155,000)	441.5 – 488.65	471.92	–
Outstanding at the end of the year	234,500	362.5 – 531.51	439.43	64
Exercisable at the end of the year	75,764	Rs. 362.5 – 531.51	Rs. 471.93	45

CATEGORY A – FAIR MARKET VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2007			
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	234,500	362.5 – 531.51	439.43	64
Expired / forfeited during the year	(11,600)	441.5 – 574.50	527.80	–
Exercised during the year	(31,320)	441.5 – 531.51	477.40	–
Outstanding at the end of the year	191,580	362.5 – 531.51	427.90	54
Exercisable at the end of the year	103,680	Rs. 362.5 – 531.51	Rs. 447.58	38

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

CATEGORY A — FAIR MARKET VALUE OPTIONS				FISCAL YEAR ENDED 31 MARCH 2008
	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	191,580	Rs. 362.5 – 531.51	Rs. 427.90	38
Expired / forfeited during the year	(2,100)	442.50	442.50	–
Exercised during the year	(30,700)	441.5 – 531.51	458.32	–
Outstanding at the end of the year	158,780	362.5 – 531.51	421.79	44
Exercisable / vested at the end of the year	119,830	362.5 – 531.51	433.05	36
Expected to vest at the end of the year	33,030	362.5 – 442.50	387.20	67

CATEGORY B — PAR VALUE OPTIONS				FISCAL YEAR ENDED 31 MARCH 2006
	SHARES ARISING OUT OF OPTIONS	EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	759,098	Rs. 5	Rs. 5	84
Granted during the year	433,720	5	5	81
Forfeited during the year	(266,608)	5	5	–
Exercised during the year	(196,242)	5	5	–
Outstanding at the end of the year	729,968	5	5	81
Exercisable at the end of the year	36,272	Rs. 5	Rs. 5	59

CATEGORY B — PAR VALUE OPTIONS				FISCAL YEAR ENDED 31 MARCH 2007
	SHARES ARISING OUT OF OPTIONS	EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	729,968	Rs. 5	Rs. 5	81
Granted during the year	427,060	5	5	81
Forfeited during the year	(76,056)	5	5	–
Exercised during the year	(191,720)	5	5	–
Outstanding at the end of the year	889,252	5	5	77
Exercisable at the end of the year	43,256	Rs. 5	Rs. 5	51

CATEGORY B — PAR VALUE OPTIONS				FISCAL YEAR ENDED 31 MARCH 2008
	SHARES ARISING OUT OF OPTIONS	EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	889,252	Rs. 5	Rs. 5	77
Granted during the year	386,060	5	5	91
Forfeited during the year	(133,240)	5	5	–
Surrendered by employees during the period	(138,418)	5	5	–
Exercised during the period	(229,866)	5	5	–
Outstanding at the end of the period	773,788	5	5	74
Exercisable / vested at the end of the period	72,364	Rs. 5	Rs. 5	50
Expected to vest at the end of the year	594,808	Rs. 5	Rs. 5	76

The weighted average grant date fair value of options granted during the year ended 31 March 2006 under category A – Fair market value options was Rs. 293.42. The weighted average grant date fair value of options granted during the years ended 31 March 2006, 2007 and 2008 under category B par value options was Rs. 705.88, Rs. 575.36 and Rs. 549.57, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan (both category A and B) during the years ended 31 March 2006, 2007 and 2008 was Rs. 142 million, Rs. 145 million and Rs. 151 million, respectively. As of 31 March 2008, options outstanding and exercisable (vested) under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs. 481 million and Rs. 61 million, respectively. As of 31 March 2008 the intrinsic value of options expected to vest under the DRL 2002 Plan (both category A and B) had an aggregate intrinsic value of Rs. 355 million.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

23. OTHER OPERATING (INCOME) / EXPENSE, NET

Other operating (income) / expense, net consist of the following:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Loss / (gain) on sale of property, plant and equipment, net	Rs. (320,361)	Rs. (67,039)	Rs. 7,629
Others	(7,327)	(107,019)	(114,256)
	Rs. (327,688)	Rs. (174,058)	Rs. (106,627)

The above gain on sale of property, plant and equipment for the year ended 31 March 2006 includes an amount of Rs.387,337 on sale of one of the manufacturing facilities of the Company in Goa, India.

24. OTHER INCOME / (EXPENSE) NET

Other income / (expense) consists of the following:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Interest expense	Rs. (298,603)	Rs. (1,575,408)	Rs. (1,079,521)
Interest income	717,410	520,709	751,100
Gain / (loss) on sale of available for sale securities, net	(3,924)	869	110,269
Other	111,396	285,329	296,808
	Rs. 526,279	Rs. (768,501)	Rs. 78,656

25. PROFIT SHARE ARRANGEMENTS

In January 2006, the Company entered into an agreement with Merck & Co., Inc. ("Merck"), allowing the Company to distribute and sell generic versions of finasteride tablets 5 mg and simvastatin tablets 10 mg, 20mg, 40mg and 80mg (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck's patents covering these products, provided that another company obtains 180-day exclusivity after the expiration of the patents of these products. Subsequent to the Company's entering into this agreement, the patents for both of these products expired and other companies obtained 180-day exclusivity, thereby allowing the Company to launch the authorized generics products. Accordingly, the Company launched these products in June 2006. Under the agreement, during the exclusivity period, the Company procured the products from Merck at specified rates and sold to its customers. Further, as per the terms of the agreement, the Company pays Merck an additional profit share computed based on a pre-determined formula. During the years ended 31 March 2007, and 2008, the Company recorded net revenues of Rs. 15,812,830 and Rs. 1,939,536, respectively, from sale of authorized generic versions of Proscar® and Zocor®.

26. SHIPPING COSTS

Selling, general and administrative expenses include shipping and handling costs of Rs. 823,883, Rs. 1,233,308 and Rs. 1,308,632 for the years ended 31 March 2006, 2007 and 2008, respectively.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

27. INCOME TAXES

Income taxes consist of the following:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Pre-tax income / (loss)			
Domestic	Rs. 2,144,176	Rs. 11,584,770	Rs. 7,394,759
Foreign	(256,853)	(1,084,495)	(3,956,619)
	Rs. 1,887,323	**Rs. 10,500,275**	**Rs. 3,438,140**
Income tax benefit / (expense) attributable to continuing operations:			
Current taxes:			
Domestic	Rs. (279,466)	Rs. (1,589,571)	Rs. (645,274)
Foreign	(34,081)	(690,963)	(476,417)
	(313,547)	**(2,280,534)**	**(1,121,691)**
Deferred taxes:			
Domestic	(48,503)	47,392	(379,040)
Foreign	103,660	1,056,206	2,730,160
	55,157	**1,103,598**	**2,351,120**
	Rs. (258,390)	**Rs. (1,176,936)**	**Rs. 1,229,429**
Deferred tax benefit / (expense) attributable to other comprehensive income	**Rs. 35,079**	**Rs. 20,146**	**Rs. (46,666)**

The reported income tax (expense) / benefit differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Income before income taxes and minority interest	Rs. 1,887,323	Rs. 10,500,275	Rs.3,438,140
Enacted tax rate in India	33.66%	33.66%	33.99%
Computed expected tax benefit / (expense)	**Rs. (635,272)**	**Rs. (3,534,393)**	**Rs. (1,168,624)**
Effect of:			
Differences between Indian and foreign tax rates	(8,546)	79,056	(13,554)
Valuation allowance	(142,206)	99,564	(176,019)
Impairment of goodwill	–	–	(30,740)
Expenses not deductible for tax purposes	(67,403)	(70,951)	(143,694)
ESOP cost not deductible for tax purpose	(54,614)	(22,391)	(64,421)
Interest expenses not deductible for tax purpose	–	(293,205)	(269,567)
Income exempt from income taxes	538,151	2,100,801	1,108,156
Foreign exchange differences	8,335	10,871	(43,765)
Incremental deduction allowed for research and development costs	166,308	390,097	544,844
Indexation benefit on capital assets	1,413	1,828	5,916
Effect of changes in tax laws and rates	12,534	55,755	1,505,205
Minimum alternate tax	(3,019)	(2,108)	–
Resolution of prior period tax matters	(73,970)	–	–
Others	(101)	8,140	(24,308)
Income tax benefit / (expense)	**Rs. (258,390)**	**Rs. (1,176,936)**	**Rs. 1,229,429**

The effect of changes in tax laws and rates primarily includes deferred tax benefit on account of reduction in income tax rates in Germany.

Income exempt from taxes above represents benefits from certain significant tax incentives provided to export oriented units (i.e., a unit that exports its production to customers outside India) and units located in certain specified less developed geographical areas under the Indian tax laws. These incentives presently pertain to an exemption from payment of Indian corporate income taxes for certain units of the Company for a period of ten consecutive years, beginning from the financial year when that particular unit commenced its operations (referred to as the 'tax holiday' period). These tax holiday periods for the Company's units expire in various years ranging from the year ended 31 March 2008 through the year ending 31 March 2016. The per share (basic) effect of the tax holiday was Rs. 3.52, Rs. 13.25 and Rs. 6.59 for the years ended 31 March 2006, 2007 and 2008, respectively.

Incremental deduction allowed for research and development costs represents tax incentive provided by the Government of India for carrying out such activities.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that created these differences is given below:

	AS OF 31 MARCH	
	2007	2008
Deferred tax assets:		
Inventory	154,735	170,095
Minimum alternate tax carry-forward	-	24,760
Accounts payable	47,445	50,458
Investments	179,064	145,924
Accounts receivable	140,875	218,347
Operating loss carry-forward	985,753	1,075,962
Capital loss carry forward	44,622	45,060
Expenses deferred for tax purposes	109,243	115,944
Others	287,964	282,602
	1,949,701	**2,129,152**
Less: Valuation allowance	(824,034)	(1,000,053)
Deferred tax assets	**1,125,667**	**1,129,099**
Deferred tax liabilities		
Property, plant and equipment	(792,732)	(1 044,338)
Intangible assets	(7,233,314)	(5 048,528)
Others	(254,750)	(198,178)
Deferred tax liabilities	**(8,280,796)**	**(6,291,044)**
Net deferred tax assets / (liabilities)	(7,155,129)	(5,161,945)
Deferred charges	156,693	106,908
	Rs. (6,998,436)	**Rs. (5,055,037)**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences and tax loss carry forwards, net of the existing valuation allowance. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Operating loss carry forward comprises business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from five years to indefinite.

During the year ended 31 March 2008, the Company established a valuation allowance in respect of net deferred tax assets of RNBV, RANV, RBL, RCSA, DRFBL, RPISA, RPISPA, APRLLC amounting to Rs. 155,383, as based on future profit projections, management believes that the recorded deferred tax assets are required to be reduced to amounts that will more likely than not be realized.

During the year ended 31 March 2008, the Company has established valuation allowance in respect of initial operating losses pertaining to DRLA and AHL amounting to Rs. 12,867 and Rs. 1,741, respectively, as based on future profit projections, management believes that the recorded deferred tax assets are required to be reduced to amounts that will more likely than not be realized.

During the year ended 31 March 2008, the Company has reversed the beginning of the year valuation allowance established in respect of net deferred tax assets of ADTL, ADTI, RBSL, Lacock and DRSA amounting to Rs. 27,554 to the extent of current year profits only, as based on future profit projections, management believes that the recorded deferred tax assets are required to be reduced to amounts that will more likely than not be realized.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

As of 31 March 2008 the Company had operating and capital loss carry-forward of Rs. 3,399,765 that expires as follows:

	EXPIRING IN THE YEAR ENDING 31 MARCH
2009	Rs. 14,576
2010	–
2011	–
2012	–
2013	–
2014	62,102
Thereafter (2014 – 2025)	479,349
(indefinite)	Rs. 2,644,886
	Rs. 3,200,913

Further, capital loss carry forwards of Rs. 176,422 expires on 31 March 2013 and Rs. 22,430 expires on 31 March 2014. Valuation allowance has been created for these carry forwards.

Undistributed earnings of Company's foreign subsidiaries and unrecognized deferred tax liability in respect of such earnings amounted to approximately Rs. 1,204,443 and Rs. 409,390, respectively as of 31 March 2008. Such earnings are considered to be indefinitely reinvested and, accordingly no provision for income taxes has been recorded on the undistributed earnings.

Effective 1 April 2007 the Company adopted the provisions of FIN 48. The adoption of FIN 48 did not have a material impact on the retained earnings or provisions for taxation as of 1 April 2007. Upon adoption of FIN 48, the Company's policy to include interest and penalties relating unrecognized tax benefits within the provision for income taxes did not change. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows.

	YEAR ENDED 31 MARCH 2008
Balance as of 1 April 2007	**1,325,233**
Increases related to current year tax positions	78,369
Decreases related to prior year tax positions	(8,352)
Balance as of 31 March 2008	**1,395,250**

The Company's total unrecognized tax benefits, if recognized, would reduce the tax provision by Rs. 1,325,233 and Rs. 1,395,250 as of 1 April 2007, and 31 March 2008, respectively, and thereby would affect the Company's effective tax rate.

As of 1 April 2007 the Company did not have any significant accrual towards interest and penalties. During the year ended 31 March 2008, the Company has accrued an amount of Rs. 50,000 towards interest and penalties relating to certain withholding tax payments.

The Company's major tax jurisdictions are India, U.S. and Germany, though the Company also files tax returns in other foreign jurisdictions. In India, the assessment is not yet completed for fiscal year 2005 and onwards. Additionally, certain uncertain tax positions relate to fiscal years prior to 2005, which are currently under dispute with the tax authorities. In the U.S., federal and state tax returns pertaining to fiscal year 2004 onwards are open to examination within the statute of limitation prescribed by the relevant authorities. In Germany, tax returns pertaining to fiscal year 2004 onwards are open to examination within the statute of limitation prescribed by the relevant authorities.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

28. EARNINGS PER SHARE

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	**2007**	**2008**
Basic earnings per equity share — weighted average number of equity shares outstanding	153,093,316	158,552,422	168,075,840
Effect of dilutive equivalent shares — stock options outstanding	310,530	704,054	614,934
Diluted earnings per equity share — weighted average number of equity shares outstanding	153,403,846	159,256,476	168,690,774

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

29. EMPLOYEE BENEFIT PLANS

Gratuity benefits: In accordance with applicable Indian laws, the Company provides gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee's last drawn salary and the years of employment with the Company. Effective 1 September 1999, the Company established Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based on which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company's financial statements:

	AS OF 31 MARCH	
	2007	2008
Change in the benefit obligations		
Projected benefit obligations (PBO) at the beginning of the year	208,036	227,652
Service cost	27,097	28,945
Interest cost	15,890	20,538
Actuarial (gain) / Loss	(1,151)	47,547
Benefits paid	(22,220)	(31,579)
PBO at the end of the year	**Rs. 227,652**	**Rs. 293,103**
Change in plan assets		
Fair value of plan assets at the beginning of the year	Rs. 220,270	236,325
Actual return on plan assets	16,796	31,132
Employer contributions	21,479	53,198
Benefits paid	(22,220)	(31,579)
Plan assets at the end of the year	**Rs. 236,325**	**Rs. 289,076**
Funded status	8,673	(4,027)
Net amount recognized	**Rs. 8,673**	**Rs. (4,027)**
Amounts recognized in the statement of financial position consist of:		
Non current asset	Rs. 11,131	Rs –
Current liability	(120)	(123)
Non current liability	(2,338)	(3,904)
Net amount recognized	**Rs. 8,673**	**Rs. (4,027)**

The accumulated benefit obligation for the Gratuity Plan was Rs.140,883 and Rs.181,204 as at 31 March 2007 and 2008, respectively.

Components of net periodic benefit cost:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Service cost	Rs. 26,926	Rs. 27,097	Rs. 28,945
Interest cost	15,255	15,890	20,538
Expected return on plan assets	(9,211)	(16,193)	(16,022)
Amortization of transition obligation	12,146	–	–
Recognized net actuarial loss	7,215	4,725	5,861
Net amount recognized	**Rs. 52,331**	**Rs. 31,519**	**Rs. 39,322**

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

29. EMPLOYEE BENEFIT PLANS (CONTINUED)

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are as follows:

The weighted-average assumptions used to determine benefit obligations:

	AS OF 31 MARCH	
	2007	2008
Discount rate	9.75%	9.00%
Rate of compensation increase	8% to 10% per annum for first 5 years and 6% per annum thereafter	8% to 10% per annum for first 4 years and 6% per annum thereafter

Weighted-average assumptions used to determine net periodic benefit cost:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Discount rate	8.0%	8.0%	9.75%
Rate of compensation increase	8% to 10% per annum for first 5 years and 6.0% per annum thereafter	8% to 10% per annum for first 5 years and 6.0% per annum thereafter	8% to 10% per annum for first 5 years and 6% per annum thereafter
Expected long-term return on plan assets	7.5%	7.5%	7.5%

The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the projected pay out period for the types of investments prescribed as per the statutory pattern of investment.

Plan assets: The Gratuity plan's weighted-average asset allocation at 31 March 2007 and 2008, by asset category is as follows:

	AS OF 31 MARCH	
	2007	2008
Debt securities	8%	7%
Funds managed by insurers	91%	92%
Others	1%	1%

Contributions: The Company expects to contribute Rs. 30,123 to its Gratuity Plan during the year ending 31 March 2009.

Amounts recognized in accumulated other comprehensive income consist of the following:

	FISCAL YEAR ENDED 31 MARCH 2008
Net actuarial (gain) / loss at the beginning of the year	Rs. 62,080
Actuarial (gain) / loss on plan assets and obligation during the year	35,911
Actuarial gain / (loss) recognized as component of net periodic benefit cost during the year	(5,861)
Net actuarial (gain) / loss at the end of the year	**Rs. 92,130**

Amount of actuarial (gain) / loss expected to be recognized as components of net periodic benefit cost during fiscal 2009 is Rs. 8,686.

Estimated future benefit payments: The following benefit payments are expected to be paid:

	FISCAL YEAR ENDED 31 MARCH
2009	42,006
2010	36,581
2011	38,175
2012	50,665
2013	52,813
2014 to 2018	301,569

Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in superannuation, a defined contribution plan administered by the Life Insurance Corporation ("LIC"). The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs. 24,832, Rs. 27,965 and Rs. 39,887 to the superannuation plan during the years ended 31 March 2006, 2007 and 2008, respectively.

Provident fund benefits: In addition to the above benefits, all employees of the Company receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to a government administered fund equal to 12% of the covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs. 64,443, Rs. 113,533 and Rs. 144,531 to the provident fund plan during the years ended 31 March 2006, 2007 and 2008, respectively.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

Pension plan: All employees of Falcon are governed by a defined benefit pension plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee's integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based on which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.

The following table sets out the funded status of the Falcon pension plan and the amounts recognized in the Company's financial statements:

	AS OF 31 MARCH	
	2007	2008
Change in the benefit obligations		
Projected benefit obligations (PBO) at the beginning of the year	Rs. 285,939	Rs. 280,721
Service cost (adjusted by CPI)	17,718	15,882
Interest cost (adjusted by CPI)	15,120	12,962
Curtailment effect	17,677	14,830
Actuarial loss	6,880	7,452
Benefits paid	(66,355)	(76,505)
Inflationary effect on opening PBO	3,742	(5,748)
PBO at the end of the year	**Rs. 280,721**	**Rs. 249,594**
Change in plan assets		
Fair value of plan assets at the beginning of the year	251,254	275,879
Actual return on plan assets	51,054	(10,361)
Employer contributions	12,203	9,412
Benefits paid	(40,812)	(56,012)
Inflationary effect on opening plan assets	2,180	(6,083)
Plan assets at the end of the year	**Rs. 275,879**	**Rs. 212,835**
Funded status	**(4,842)**	**(36,759)**
Net amount recognized	**Rs. (4,842)**	**Rs. (36,759)**

Amounts recognized in the statement of financial position consist of:

	AS OF 31 MARCH	
	2007	2008
Other liabilities non-current	Rs. (4,842)	(36,759)

The accumulated benefit obligation for the Falcon pension plan was Rs. 260,823 and Rs. 229,886 as at 31 March 2007 and 2008, respectively.

Components of net periodic benefit cost:

	FISCAL YEAR ENDED 31 MARCH	
	2007	2008
Service cost	Rs. 16,382	Rs. 15,344
Interest cost	13,979	12,524
Expected return on plan assets	(14,755)	(15,563)
Amortization of transition obligation	4,169	3,789
Recognized net actuarial gain	(150)	-
CPI adjustment on Net periodic benefit cost	826	563
Net periodic pension cost adjusted by cost price inflation index	Rs. 20,451	Rs. 16,657
Curtailment cost adjusted by CPI	16,118	14,576
Net amount recognized	**Rs. 36,569**	**Rs. 31,233**

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are as follows:

Weighted-average assumptions used to determine benefit obligations:

	AS AT 31 MARCH	
	2007	2008
Discount rate	5.00%	4.50%
Rate of compensation increase	1.00%	1.00%
Expected long-term return on plan assets	6.25%	6.25%
Cost Price Inflation (CPI) rate of fiscal year	3.50%	3.50%

Weighted-average assumptions used to determine net periodic benefit cost:

	FOR THE YEAR ENDED 31 MARCH		
	2006	2007	2008
Discount rate	5.25%	5.25%	5.00%
Rate of compensation increase	2.00%	0.75%	1.00%
Expected long-term return on plan assets	7.75%	6.25%	6.25%
Cost Price Inflation (CPI) rate of fiscal year	0.87%	4.21%	3.50%

Plan assets: The Falcon pension plan's weighted-average asset allocation as at 31 March 2007 and 2008, by asset category is as follows:

	AS AT 31 MARCH	
	2007	2008
Equity	24%	47%
Debt	76%	53%

Amounts recognized in accumulated other comprehensive income consist of the following:

	FISCAL YEAR ENDED 31 MARCH 2008
Net actuarial (gain) / loss at the beginning of the year	(3,025)
Actuarial (gain) / loss on plan assets and obligations during the year	34,379
Actuarial gain / (loss) recognized as component of net periodic benefit cost during the year	(3,817)
Net actuarial (gain) / loss at the end of the year	**27,537**

The above amount of net actuarial (gain) / loss at the end of the year includes an amount of Rs. 17,614 as unamortized net transitional obligation. Amount expected to be recognized as components of net periodic benefit cost during fiscal 2009 is Rs. 3,932.

Estimated future benefit payments: The following benefit payments are expected to be paid:

	FISCAL YEAR ENDED 31 MARCH
2009	Rs. 16,368
2010	16,596
2011	17,969
2012	18,289
2013	21,486
2014 to 2018	127,608

30. RELATED PARTY TRANSACTIONS

The Company has entered into transactions with the following related parties:

- Diana Hotels Limited for availing hotel services;
- A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;
- Dr. Reddy's Holdings Private Limited for purchase and sale of active pharmaceutical ingredients and intermediates and purchase of land;
- Dr. Reddy's Foundation for Human and Social development towards contribution for social development;
- K.K Enterprises for availing packaging services for formulation products; and
- SR Enterprises for transportation services.

The directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over the above entities ("significant interest entities").

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

The Company has entered into transactions with its two affiliates, Perlecan Pharma and Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses incurred by the Company on behalf of Perlecan Pharma, revenue from research services performed by the Company for Perlecan Pharma and purchase of active pharmaceutical ingredients by the Company from Reddy Kunshan.

The Company has also entered into cancellable operating lease transactions with directors of the Company and their relatives. Further, the Company has also provided certain short term interest free loans to its employees which are recovered on a regular basis through salary deductions.

One of the Company's former executive and U.S. general counsel (resigned effective 31 July 2006), is a partner of a law firm that the Company engaged for provision of legal services. Legal fees paid by the Company to this law firm during the period this former executive was in employment of the Company were Rs. 466,567, Rs. 153,620 (till the date of his resignation) and Rs. Nil during the years ended 31 March 2006, 2007 and 2008, respectively.

The following is a summary of significant related party transactions:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Purchases from:			
Significant interest entities	129,320	260,673	219,044
Affiliates	5,410	-	-
Contribution to a significant interest entity towards social development	53,550	34,100	113,621
Revenue from:			
Significant interest entities	32,255	-	88,531
Affiliates	-	139,335	40,071
Reimbursement of research and development expenses from:			
Affiliates	-	372,643	89,505
Lease rental paid under cancelable operating leases to:			
Directors and their relatives	18,927	21,884	22,635
General and administrative expenses paid to:			
Significant interest entities	7,401	9,227	12,596
Advance paid to a significant interest entity towards purchase of land:	-	-	680,000

The Company has the following amounts due from related parties:

	AS OF 31 MARCH	
	2007	2008
Significant interest entities	Rs. -	Rs. 26,396
Directors and their relatives	4,380	4,280
Employee loans (interest free)	2,426	19,457
Affiliates	143,136	26,964
	Rs. 149,942	**Rs. 77,097**
Less: Current portion	145,086	72,817
	Rs. 4,856	**Rs. 4,280**

The above table does not include an amount of Rs. 680,000 paid as advance towards purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress.

Employee loans outstanding as of 31 March 2008, are repayable within the year ending 31 March 2009.

The Company has the following amounts due to related parties (current):

	AS OF 31 MARCH	
	2007	2008
Significant interest entities	Rs. 871	Rs. 16,750

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

31. COMMITMENTS AND CONTINGENCIES

Capital Commitments: As of 31 March 2007 and 2008, the Company was committed to spend approximately Rs. 1,186,049 and Rs. 1,552,426, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

Guarantees: In accordance with the provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others", the Company recognizes the fair value of guarantee and indemnification arrangements issued or modified by the Company, if these arrangements are within the scope of FIN 45. In addition, the Company continues to monitor the conditions that are subject to these guarantee and indemnification agreements to identify whether any loss is probable and recognizes such loss, if any when estimable.

The Company's affiliate, Reddy Kunshan secured a credit facility of Rs. 26,988 from Agricultural Bank of China ("Agricultural Bank"). During the year ended 31 March 2008, the Company issued a corporate guarantee amounting to Rs. 27,196 in favor of Agricultural Bank to enhance the credit standing of Reddy Kunshan. The guarantee is required to be renewed every year and Company's liability may arise in case of non-payment by Reddy Kunshan of amounts drawn under its credit facility. As of 31 March 2008, the fair value of such liability is not material.

Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the "DPCO"), the Government of India has the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the "High Court") challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition, which is currently pending.

During the year ended 31 March 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sale of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs. 284,984, including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs. 77,149. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs. 30,000, which was deposited by the Company in March 2008.

The Company has fully provided the potential liability related to the principal amount demanded by the Government of India (which is included under other current liabilities) and believes that the liability on account of interest and penalty is remote. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.

During the fiscal year ended 31 March 2003, the Central Excise Authorities of India (the "Authorities") issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs. 175,718 from the vendor, including penalty of Rs. 90,359. Through the same notice, the Authorities, issued a penalty claim of Rs. 70,000 to the Company. During the year ended 31 March 2005, the Authorities issued an additional notice to this vendor demanding Rs. 225,999 from the vendor, including penalty of Rs. 51,152. Through the same notice, the Authorities, issued a penalty claim of Rs. 6,500 to the Company. Further, during the year ended 31 March 2006, the Authorities issued an additional notice to this vendor demanding Rs. 33,549. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the "CESTAT") on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT's order in the Supreme Court. The Company believes that the ultimate outcome of this matter is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis' ("Aventis") Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients ("API") patents which are under litigation. The Company has obtained summary judgment in respect of each of the formulation patents.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited ("Teva") launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis' Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents under litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On 27 January 2006, the District Court denied Aventis' motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

The issues presented during Teva's hearing are likely to be substantially similar to those which will be presented with respect to Company's tablet products. A trial has not been scheduled. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, including be prohibited from selling these products in the future. The Company believes that the ultimate outcome of this matter is not expected to have any material adverse effect on its financial position, results of operation or cash flows in any given accounting period.

In April 2007, the Company terminated its Over The Counter ("OTC") agreement with Leiner Health Products, LLC ("Leiner"). This action was taken by the Company after receiving notice that, Leiner had been served with a list of Inspection Observations on a Form 483 from the United States Food and Drug Administration ("U.S. FDA") inspectors. In response thereto, Leiner suspended all of its packaging, production and distribution of OTC Products manufactured, packaged or tested at its facilities in the United States. Under the terminated agreements, the Company had supplied to Leiner API to produce OTC products, finished dose tablets, and access to certain OTC products under development. Subsequently, in March 2008, Leiner filed for bankruptcy. The Company believes that termination of this OTC agreement and Leiner's filing for bankruptcy is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

In March 2007, the patent for Fosamax (Merck & Co.'s brand name for alendronate sodium, sold by the Company and other companies in generics versions) in Germany was reinstated in favor of Merck & Co. The Company has filed protective writs to prevent a preliminary injunction without hearing. As of 31 March 2008, no injunction had been granted to Merck & Co. Based on a legal evaluation, the Company continues selling its generic version of this product and believes that European patent reinstatement does not affect its ability to sell this product. The Company believes that the ultimate outcome of this patent reinstatement matter is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at Rs. 1.30 per acre for dry land and Rs. 1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs. 2,013. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.

The Company is aware of litigation with respect to one of its supplier for Oxycodon, which is sold by the Company and other companies in Germany. The innovator company has claimed an infringement of formulation patents against the Company's supplier. In April 2007, the court rejected an application for an interim order by the innovator company against the Company's supplier. As of 31 March 2008, based on a legal evaluation, the Company continues to sell this product and believes that the patent infringement case does not affect its ability to sell the product. The Company believes that the ultimate outcome of this patent infringement matter is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

In April 2008, the Company received a Civil Investigative Demand ("CID") from the United States Federal Trade Commission ("FTC"). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. The Company has been informed that the focus of this civil antitrust investigation relates to the settlement arrangement entered into between the Company and UCB Pharma Inc. resolving patent litigation concerning levetiracetam. The Company believes that the terms of its settlement arrangement with UCB Pharma Inc. are consistent with all applicable antitrust laws. The Company is co-operating fully with the FTC regarding this investigation. The Company believes that the ultimate outcome of this investigation is not expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and / or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The Company believes that there are no such pending matters that are expected to have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

32. SEGMENT REPORTING AND RELATED INFORMATION

a) Segment information

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

- Formulations — Revenues by therapeutic product category; Gross profit
- Active pharmaceutical ingredients and intermediates — Gross profit, revenues by geography and key products;
- Generics — Gross profit;
- Drug discovery — Revenues and expenses; and
- Custom pharmaceutical services — Gross profit.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

The CODM of the Company does not review the total assets for each reportable segment. The property, plant and equipment used in the Company's business, depreciation and amortization expenses, are not fully identifiable with / allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

Formulations

Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. Effective 1 April 2007, the Company's critical care and biotechnology segment was merged into its formulations segment. Accordingly, disclosures relating to the previous year have been restated to conform to current year presentation. An analysis of revenues by therapeutic category of the formulations segment is given below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Gastro-intestinal	Rs. 2,284,254	Rs. 3,141,341	Rs. 3,744,575
Pain control	1,901,814	2,607,817	3,049,402
Cardiovascular	1,708,205	1,874,297	2,132,853
Anti-infectives	1,117,760	1,333,226	1,476,826
Dermatology	539,072	627,153	655,641
Others	3,036,469	3,502,773	4,181,777
Total revenue from external customers	**Rs. 10,587,574**	**Rs. 13,086,607**	**Rs. 15,241,074**
Cost of revenues	**3,290,552**	**3,923,519**	**4,038,940**
Gross profit	**Rs. 7,297,022**	**Rs. 9,163,088**	**Rs. 11,202,134**

Inter-segment revenues relating to transfer to the active pharmaceutical ingredients and intermediates segment which is accounted for cost amounting to Rs. 40,246, Rs. 32,755 and Rs. 47,229 for the years ended 31 March 2006, 2007 and 2008, respectively.

Active pharmaceutical ingredients and intermediates

Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

An analysis of gross profit for the segment is given below.

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Revenues from external customers	Rs. 8,267,512	Rs. 11,882,959	Rs. 11,804,752
Cost of revenues	Rs. 5,946,055	Rs. 7,242,272	Rs. 7,825,217
Gross profit	**Rs. 2,321,457**	**Rs. 4,640,687**	**Rs. 3,979,535**

Inter-segment revenues relating to transfers to the formulations, generics and custom pharmaceutical services segment which is accounted for at cost amounting to Rs. 1,064,816, Rs. 1,764,589 and Rs. 3,280,949 for the years ended 31 March 2006, 2007 and 2008, respectively.

An analysis of revenue by geography is given below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
North America	Rs. 1,654,953	Rs. 2,029,748	Rs. 2,288,570
India	Rs. 2,300,390	Rs. 2,077,317	Rs. 2,351,724
Europe	Rs. 1,420,930	Rs. 2,116,842	Rs. 2,520,753
Others	Rs. 2,891,239	Rs. 5,659,052	Rs. 4,643,705
	Rs. 8,267,512	**Rs. 11,882,959**	**Rs. 11,804,752**

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

An analysis of revenues by key products is given below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Sertraline Hydrochloride	Rs. 494,101	Rs. 2,461,494	Rs. 600,902
Ramipril	642,538	760,661	933,248
Ciprofloxacin Hydrochloride	778,458	739,625	818,253
Finasteride	98,339	580,775	952,287
Naproxen Sodium	380,409	521,214	268,052
Terbinafine Hydrochloride	537,155	483,896	457,385
Ranitidine Hydrochloride Form 2	404,022	420,334	364,098
Naproxen	374,997	408,004	636,654
Clopidogrel	139,941	384,238	681,529
Ibuprofen	502,263	328,927	304,831
Montelukast	241,090	285,218	319,058
Losartan potassium	172,682	234,432	315,763
Nizatidine	160,857	223,593	380,952
Olanzapine	82,518	156,578	721,335
Amlodipine Besylate	40,876	82,954	403,830
Others	3,217,266	3,811,016	3,646,575
Total	**Rs. 8,267,512**	**Rs. 11,882,959**	**Rs. 11,804,752**

Generics

Generics are generic finished dosages with therapeutic equivalence to branded formulations.

An analysis of gross profit for the segment is given below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Revenues from external customers	Rs. 4,055,764	Rs. 33,224,185	Rs. 17,781,508
Cost of revenues	2,168,800	18,098,552	9,311,074
Gross Profit	**Rs. 1,886,964**	**Rs. 15,125,633**	**Rs. 8,470,434**

Drug discovery

The Company is involved in drug discovery through its research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Revenues from external customers	Rs. –	Rs. 136,783	Rs. 39,211
Cost of revenues	–	121,498	36,154
Gross Profit	**–**	**15,285**	**3,057**
Research & Development expenses	Rs. 814,485	Rs. 774,614	Rs. 901,121

Custom pharmaceutical services ("CPS")

Custom pharmaceutical services operations relate to contract research services and manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer's requirements.

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
Revenues from external customers	Rs. 1,326,828	Rs. 6,599,763	Rs. 4,817,606
Cost of revenues	999,434	4,662,542	3,152,107
Gross Profit	**Rs. 327,394**	**Rs. 1,937,221**	**Rs. 1,665,499**

Inter-segment revenues relating to transfers to the active pharmaceutical ingredients and intermediates segment which is accounted for at cost amounting to Rs. 151,446 for the year ended 31 March 2008.

Notes to the Consolidated Financial Statements

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

a) Reconciliation of segment information to entity total

	FISCAL YEAR ENDED 31 MARCH 2006		FISCAL YEAR ENDED 31 MARCH 2007		FISCAL YEAR ENDED 31 MARCH 2008	
	REVENUES	GROSS PROFIT	REVENUES	GROSS PROFIT	REVENUES	GVROSS PROFIT
Formulations	10,587,574	7,297,022	13,086,607	9,163,088	15,241,074	11,202,134
Active pharmaceutical ingredients and intermediates	8,267,512	2,321,457	11,882,959	4,640,687	11,804,752	3,979,535
Generics	4,055,764	1,886,964	33,224,185	15,125,633	17,781,508	8,470,434
Drug discovery	–	–	136,783	15,285	39,211	3,057
Custom pharmaceutical services	1,326,828	327,394	6,599,763	1,937,221	4,817,606	1,665,499
Others	29,369	16,797	164,795	(6,361)	321,475	87,378
	24,267,047	11,849,634	65,095,092	30,875,553	50,005,626	25,408,037

b) Analysis of revenue by geography

The Company's business is organized into five key geographies. Revenues are attributable to individual geography based on the location of the customer.

	FISCAL YEAR ENDED 31 MARCH		
	2006	2007	2008
India	Rs. 8,272,468	Rs. 9,178,590	Rs. 10,450,580
North America	3,983,860	28,336,547	11,374,353
Russia and other countries of the former Soviet Union	3,559,477	4,751,981	5,525,828
Europe	4,326,366	14,839,117	15,863,459
Others	4,124,876	7,988,857	6,791,406
	Rs. 24,267,047	Rs. 65,095,092	Rs. 50,005,626

c) Analysis of property, plant and equipment by geography

Property, plant and equipment (net) attributab'e to individual geography are given below:

	AS OF 31 MARCH	
	2007	2008
India	Rs. 10,061,138	Rs. 14,284,786
North America	1,701,157	1,752,449
Russia and other countries of the former Soviet Union	26,618	190,768
Europe	629,330	516,128
Others	9,555	21,301
	Rs. 12,427,798	Rs. 16,765,432

33. SUBSEQUENT EVENTS

In April 2008, the Company has acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a cash consideration (subject to adjustements for working capital etc.) of approximately Rs. 1,354 Million (U.S.$. 33.5 Million). The acquisition includes customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom.

In April 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy for a total cash consideration (subject to adjustements for working capital etc.) of Rs. 146 Million (Euro 2.3 Million).

In April 2008, the Company has acquired BASF's pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, USA for a total cash consideration (subject to adjustements for working capital etc.) of Rs. 1,607 Million (U.S.$. 39.8 Million). The business involves contract manufacturing of generic prescription and OTC products for branded and generic companies in the U.S. This business includes customer contracts, related ANDAs and NDAs, trademarks including the Shreveport manufacturing facility.



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Information on the financials of subsidiaries (Prepared as per IGAAP) AS AT 31 MARCH 2008

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

Name of the subsidiary	Capital	Reserves	Total Assets	Total Liabilities	Investments	Turnover	Profit before tax	Provision for tax	Profit after tax	Proposed dividend
DRL Investments Limited	500	135	9,182	9,182	–	–	(20)	–	(20)	–
Reddy Pharmaceuticals Hongkong Limited	58,021	14,234	116,181	116,181	–	–	(6,142)	–	(6,142)	–
OOO JV Reddy Biomed Limited	4,509	(6,088)	27,170	27,170	–	–	(5,598)	1	(5,599)	
Reddy Antilles N.V.	17,969	181,034	426,147	426,147	–	–	(10,960)	(5)	(10,955)	–
Dr. Reddy's Farmaceutica Do Brasil Ltda.	97,085	(420,930)	83,445	83,445	–	34,862	(85,063)	–	(85,063)	–
Dr. Reddy's Laboratories Inc.	175,118	548,990	3,472,660	3,472,660	–	11,191,167	(19,900)	42,271	(62,170)	–
Reddy US Therapeutics Inc.	93,652	(14,479)	71,635	71,635	–	–	(1,867)	(204)	(1,664)	–
Reddy Cheminor S.A.	1,958	(10,284)	3,773	3,773	–	–	(1,323)	–	(1,323)	–
Cheminor Investments Limited	1,346	(104)	1,271	1,271	–	–	(2)	–	(2)	–
Aurigene Discovery Technologies Limited	886,442	(533,845)	869,635	869,635	–	–	(5,830)	–	(5,830)	–
Kunshan Rotam Reddy Pharmaceutical Co. Limited	790,549	(629,244)	449,528	449,528	–	877,818	30,158	(38,126)	68,284	–
Reddy Netherlands BV	754	(8,196)	9,769	9,769	–	–	493	–	493	–
Aurigene Discovery Technologies Inc.	208,282	(223,516)	2,306	2,306	–	–	(10)	–	(10)	–
Dr. Reddy's Laboratories (EU) Limited	96	89,033	121,014	121,014	–	–	(1,859)	–	(1,859)	–
Dr. Reddy's Laboratories (UK) Limited	70	160,073	1,199,982	1,199,982	–	2,410,708	78,001	24,315	53,686	–
Dr. Reddy's Laboratories (Proprietary) Limited	–	(37,800)	100,571	100,571	–	179,682	3,421	–	3,421	–
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	122,692	197,699	369,242	369,242	–	155,185	72,352	–	72,352	–
OOO Dr. Reddy's Laboratories Limited	71,843	381,462	998,070	998,070	–	2,329,766	307,419	72,579	234,840	–
Dr. Reddy's Bio-Sciences Limited	361,596	(154,046)	278,879	278,879	–	–	692	–	692	–
Trigenesis Theraputics Inc.	9	(236,381)	21,900	21,900	–	–	(592)	–	(592)	–
Indistrias Quimicas Falcon de Mexico, S.A.	593,879	20,350	2,521,815	2,521,815	–	1,804,827	(10,342)	15,495	(25,837)	–
Lacock Holdings Limited	1,164	453,614	31,160,704	31,160,704	–	–	523,568	53,044	470,524	–
betapharm Arzneimittel GmbH	59,177	2,313,395	3,954,786	3,954,786	–	8,220,605	699,743	–	699,743	–
beta Healthcare Solutions GmbH	1,447	(11,863)	316	316	–	–	(8,869)	–	(8,869)	–
beta Institut for Soziaimedizinische Forschung and Entwicklung GmbH	5,787	–	50,004	50,004	–	–	–	–	–	–
Reddy Holding GmbH	1,447	(5,240,733)	32,001,719	32,001,719	–	–	(2,024,477)	(194,031)	(1,830,445)	–
Dr. Reddy's Pharma Italia SPA	62,794	(58,089)	24,114	24,114	–	–	(52,655)	–	(52,655)	–
Dr. Reddy's Pharma Iberia SA	321,090	(352,561)	143,611	143,611	–	51,093	(274,398)	–	(274,398)	–
Dr. Reddy's Loboratories (Australia) Pty. Limited	24,640	(42,904)	1,375	1,375	–	–	(42,890)	–	(42,890)	–
Dr. Reddy's Laboratories SA, Switzerland	3,522	(62,805)	964,888	964,888	–	597,454	(69,248)	(6,442)	(62,805)	
Aurigene Discovery Technologies (Malaysia) SDN BHD	985	14	999	999			14	–	14	–
Euro Bridge Consulting BV	634	–	634	634	–	–	–	–	–	–
OOO DRS Limited	29,249	(194)	29,055	29,055	–	–	–	–	–	–
Affordable Health Care Limited	328	(5,291)	73,180	73,180		4,398	(5,291)	–	(5,291)	–

NOTE: Investments includes investment made except investments made in subsdiairy companies.

Statement pursuant to Selection 212 of the Companies Act, 1956

ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED

Name of the Subsidiary	The Financial Year of the subsidiary company ended on	Number of shares in the subsidiary company held by Dr. Reddy's Laboratories Limited at the above date				The net Aggregate of profits (losses) of the subsidiary company for it's financial year so far as they concern the members of Dr. Reddy's Laboratories Limited[3]		The net Aggregate of profits (losses) of the subsidiary company for it's previous financial years so far as they concern the members of Dr. Reddy's Laboratories Limited[3]		Changes in the interest of Dr. Reddy's Laboratories Limited, between the end of the last financial year and 31 March 2008	Material changes between the end of the last financial year and 31 March 2008
		Equity Shares	Preference Shares	Equity Holding %	Preference Holding%	a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2008	b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2008	a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2008	b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2008		
DRL Investments Limited	31.03.2008	50,000	–	100	–	–	(20)	–	(17)	–	–
Reddy Pharmaceuticals Hongkong Limited	31.03.2008	11,625,000	–	100	–	–	(6,142)	–	(2,915)	–	–
OOO JV Reddy Biomed Limited	31.03.2008	[2]	–	100	–	–	(5,599)	–	(1,175)	–	–
Reddy Antilles N.V.	31.03.2008	500,000	–	100	–	–	(10,955)	–	4,012	–	–
Dr. Reddy's Farmaceutica Do Brasil Ltda.	31.03.2008	6,059,231	–	100	–	–	(85,063)	–	(72,452)	–	–
Dr. Reddy's Laboratories Inc.	31.03.2008	400,750	–	100	–	–	(62,170)	–	1,365,319	–	–
Reddy US Therapeutics Inc.	31.03.2008	[1]	–	–	–	–	(1,664)	–	23,832	–	–
Reddy Cheminor S.A.	31.03.2008	2,500	–	100	–	–	(1,323)	–	1,542	–	–
Cheminor Investments Limited	31.03.2008	134,513	–	100	–	–	(2)	–	(2)	–	–
Aurigene Discovery Technologies Limited	31.03.2008	88,644,161	–	100	–	–	(5,830)	–	(60,171)	–	–
Kunshan Rotam Reddy Pharmaceutical Co. Limited	31.03.2008	[2]	–	51.33	–	–	68,284	–	4,292	–	–
Reddy Netherlands BV	31.03.2008	[1]	–	–	–	–	493	–	108	–	–
Aurigene Discovery Technologies Inc.	31.03.2008	[1]	–	–	–	–	(10)	–	19	–	–
Dr. Reddy's Laboratories (EU) Limited	31.03.2008	132,600	360,000	100	100	–	(1,859)	–	(79,841)	–	–
Dr. Reddy's Laboratories (UK) Limited	31.03.2008	[1]	–	–	–	–	53,686	–	2,396	–	–
Dr. Reddy's Laboratories (Proprietary) Limited	31.03.2008	60	–	60	–	–	3,421	–	(8,868)	–	–
Promius Pharma LLC (formerly Reddy Pharmaceuticals LLC)	31.03.2008	[1]	–	–	–	–	72,352	–	115,579	–	–
OOO Dr. Reddy's Laboratories Limited	31.03.2008	[2]	–	–	–	–	234,840	–	91,915	–	–
Dr. Reddy's Bio-Sciences Limited	31.03.2008	34,022,070	–	100	–	–	692	–	559	–	–
Trigenesis Theraputics Inc.	31.03.2008	206	–	100	–	–	(592)	–	(204,436)	–	–
Indistrias Quimicas Falcon de Mexico, S.A.	31.03.2008	140,526,270	–	100	–	–	(25,837)	–	73,972	–	–
Lacock Holdings Limited	31.03.2008	12,293	–	100	–	–	470,524	–	(4,215)	Capital increased	–
betapharm Arzneimittel GmbH	31.03.2008	[1]	–	–	–	–	699,743	–	1,715,860	–	–
beta Healthcare Solutions GmbH	31.03.2008	[1]	–	–	–	–	(8,869)	–	(8,160)	–	–
beta Institut for Soziaimedizinische Forschung and Entwicklung GmbH	31.03.2008	[1]	–	–	–	–	–	–	–	–	–
Reddy Holding GmbH	31.03.2008	[1]	–	–	–	–	(1,830,445)	–	(1,259,473)	–	–
Dr. Reddy's Pharma Italia SPA	31.03.2008	[1]	–	–	–	–	(52,655)	–	(50,943)	–	–
Dr. Reddy's Pharma Iberia SA	31.03.2008	120,000	–	100	–	–	(274,398)	–	(3,662)	–	–
Dr. Reddy's Loboratories (Australia) Pty. Limited	31.03.2008	699,993	–	70	–	–	(42,890)	–	–	–	–
Dr. Reddy's Laboratories SA, Switzerland	31.03.2008	100,000	–	100	–	–	(62,805)	–	–	New Subsidiary	–
Aurigene Discovery Technologies (Malaysia) SDN BHD	31.03.2008	[1]	–	–	–	–	14	–	–	New Subsidiary	–
Euro Bridge Consulting BV	31.03.2008	[1]	–	–	–	–	–	–	–	New Subsidiary	–
OOO DRS Limited	31.03.2008	[1]	–	–	–	–	–	–	–	New Subsidiary	–
Affordable Health Care Limited	31.03.2008	[1]	–	–	–	–	(5,291)	–	–	New Subsidiary	–

(1) Step Down subisdiary, (2) No concept of number of shares, (3) The amounts shown in this column represent the net aggregate amount of profits (losses) of the subsidiary attributable to the direct holding of the Company

for Dr. Reddy's Laboratories Limited
Dr. K Anji Reddy
Chairman
Hyderabad

G V Prasad
Vice Chairman and CEO
20 May 2008

K Satish Reddy
Managing Director and COO

Saumen Chakraborty
Chief Financial Officer

V Viswanath
Company Secretary

Notice

Notice is hereby given that the 24th Annual General Meeting of the Company will be held on Tuesday, 22 July 2008 at 11.30 A.M. at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad-500 034, to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the Profit & Loss Account for the year ended 31 March 2008, Balance Sheet as on that date along with the Reports of the Directors' and Auditors' thereon.
2. To declare dividend on the equity shares for the financial year 2007-08.
3. To appoint a Director in place of Mr. Anupam Puri, who retires by rotation, and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Dr. Krishna G Palepu, who retires by rotation, and being eligible, offers himself for re-appointment.
5. To resolve not to fill vacancy, for the time being, caused by the retirement of Mr. P N Devarajan, who retires by rotation and does not seek re-appointment.
6. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors BSR & Co. are eligible for re-appointment.

SPECIAL BUSINESS:

7. **To consider and if thought fit, to pass with or without modification, the following resolution as a special resolution:**

   "RESOLVED THAT pursuant to Regulation 6 and 7 of SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and Clause 20 of the Dr. Reddy's Employees Stock Option Scheme 2002 & Dr. Reddy's Employees ADR Stock Option Scheme, 2007 and other relevant applicable provisions if any, and not withstanding anything to the contrary stated in this regard in the existing schemes of the Company, the Board of Directors of the Company (hereinafter referred to as "Board", which term shall be deemed to include the Compensation Committee, for the time being authorised by the Board of Directors to exercise the powers conferred on the Board of Directors by this resolution and / or such other persons who may be authorised in this regard) be and are hereby authorised to modify certain terms of the existing schemes approved earlier by the shareholders of the Company to exercise the right to recover from the relevant eligible employees, the fringe benefit tax in the respect of options which are granted to or vested or exercised by, the eligible employee under the provisions of Section 115 WKA of the Income Tax Act, 1961."

   "RESOLVED FURTHER THAT existing Clause 9(a) of Dr. Reddy's Employees Stock Option Scheme, 2002 be and is hereby suitably be amended."

   "RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board of Directors including the Compensation Committee thereof, be and are hereby authorised to do all such acts, deeds and things, matters as may be necessary or expedient in this regard".

8. **To consider and if thought fit, to pass with or without modification, the following resolution as a special resolution:**

   "RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 including any statutory modification(s) or re-enactment thereof, for the time being in force and in accordance with the relevant provisions of the Memorandum and Articles of Association of the Company, the rules / regulations / guidelines, if any, prescribed by the Securities Exchange Board of India and / or any other regulatory authority, the listing agreement entered into by the Company with the Stock Exchanges where the equity shares of the Company are listed and subject to approval(s), consent(s), permission(s) and / or sanction(s), if any, of appropriate authorities as may be required and subject to such conditions as may be prescribed by any one of them while granting any such approval(s), consent(s), permission(s), and / or sanction(s), the Board of Directors of the Company (hereinafter referred to as "Board" which term shall be deemed to include any Committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this resolution) be and are hereby authorized to create, offer, issue, and allot warrants, entitling the warrant holder(s) from time to time to apply for equity shares of the Company in one or more tranches, to promoters / promoter group including the entities in the promoter group / any select group related to promoter(s) of the Company whether or not members of the Company (subject to the proposed allottee complying to the applicable SEBI Guidelines on the date of allotment), on preferential placement basis through offer letter and / or circular and / or such other documents / writings, in such manner and on such terms and conditions as may be determined by the Board in this regard in its absolute discretion, provided that the aggregate number of resultant equity shares of the Company to be issued against such share warrants shall not exceed 84,06,782 (Eighty four lakhs six thousand and seven hundred and eighty two only) being 5% of the equity as on 25 January 2008, as fully paid equity shares of the face value of Rs.5 each at a price equal to:

   a) The average of the weekly high and low of the closing prices of the Company's shares quoted on the stock exchange (as explained in the annexed explanatory statement) during the six months preceding the 'relevant date'; or

   b) The average of the weekly high and low of the closing prices of the Company's shares quoted on a stock exchange (as explained in the annexed explanatory statement) during the two weeks preceding the 'relevant date';

   Whichever is higher; the 'relevant date' for this purpose being 22 June 2008

   RESOLVED FURTHER THAT the resultant equity shares to be issued and allotted upon exercise of rights attached to the share warrants in accordance with the terms of the offer(s) shall rank *pari passu* with the then existing equity shares of the Company in all respects and be listed on domestic stock exchanges where the equity shares of the Company are listed;

   RESOLVED FURTHER THAT for the purpose of giving effect to the issue or allotment of the share warrants and equity shares arising thereon, the Board of Directors of the Company be and are hereby authorized on behalf of the Company to take all actions and do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, proper or desirable for such purpose and with the power on behalf of the Company to settle all questions, difficulties or doubts that may arise in the proposed issue, offer and allotment of the said share warrants and equity shares arising there from, including utilization of the issue proceeds, without being required to seek any further consent or approval of members or otherwise to the end and intent that members shall be deemed to have given their approval thereto expressly by the authority of this resolution;

Notice (CONTINUED)

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers herein conferred to any Committee of Directors or any Director(s) or Officer(s) of the Company to give effect to this resolution".

NOTES:

1. An explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of the special business is annexed hereto.
2. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the registered office of the Company, duly completed and signed not less than 48 hours before the meeting.**
3. The register of members and the share transfer books of the Company will remain closed from 8 July 2008 (Tuesday) to 12 July 2008 (Saturday) (both days inclusive in connection with the payment of dividend for the financial year 2007-08. Dividend, if declared, at the annual general meeting, will be paid on or after 26 July 2008.
4. The Shareholders are requested to intimate immediately any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's Share Transfer Agent, M/s Bigshare Services Private Limited, if the shares are held in certificate form.
5. For the convenience of members and for proper conduct of the meeting, entry to the place of meeting will be regulated by attendance slip, which is part of the annual report. Members are requested to sign at the place provided on the attendance slip and hand it over at the entrance to the venue.
6. Shareholders desiring any information relating to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready.

By order of the Board

Place: Hyderabad
Date: 20 May 2008

V VISWANATH
COMPANY SECRETARY

Annexure to Notice

Explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956

Item No. 7

The Company at present has two Employees Stock Option Schemes as under:

Scheme 1- Dr. Reddy's Employees Stock Option Scheme, 2002

Scheme 2- Dr. Reddy's Employees ADR Stock Option Scheme, 2007

These schemes were duly approved earlier by the Board of Directors and Shareholders of the Company.

The Compensation Committee at its meeting earlier held on 24 October 2007 proposed that the Company should absorb the full liability for the Fringe Benefit Tax (FBT) on exercising of all stock options granted till the date of the resolution.

FBT would be recovered on future grants from the concerned employee from the date of the resolution. In addition, the above modification would be reflected in a suitable amendment to the scheme of the stock options, which requires the approval of the shareholders.

It is also proposed to remove the grades or designations prescribed under the existing Clause 9 (a) of Dr. Reddy's Employees Stock Option Scheme, 2002 pursuant to the changes in the work levels in the organisation structure of the Company and proposed for suitable amendment in the said clause of the scheme respectively.

In view of the above, it is proposed to amend the said schemes accordingly, without affecting the other terms and conditions of the existing employees stock option schemes.

Your Directors recommend the resolution for your approval.

None of the Directors are deemed to be concerned or interested in the above resolution except those who are eligible for grant of stock options.

Item No. 8

The Company continues to pursue opportunities to grow in the pharma business globally. In order to fund this growth, the Company has to strike an optimum mix between Debt and Equity - such that the long term aspirations are adequately met without compromising performance in the short term. The Company in the past has resorted to financing its growth and acquisition both through debt (March 2006) and a follow on ADR offering (November 2006). Since the current situation in the fixed income (debt) market worldwide is not conducive to raising capital, the Company proposes to inject additional equity funds. This is proposed to be met through a preferential convertible warrants issues to the promoter group. This will accomplish the objectives of continuing the Company's growth momentum, bolstering its cash reserves, (Net debt as on 31 March 2008 is Rs. 1,468 crores), and leveraging a more beneficial capital structure for potential future debt issuances.

In view of the above, the Board of Directors of the Company at its meeting earlier held on 25 January 2008 had proposed to issue and allot convertible warrants up to 5% of the equity existing as on that date to the said category as above, on preferential basis upto 84,06,782 (Eighty four lakhs six thousand and seven hundred and eighty two only) warrants, entitling the warrant holders to apply for equivalent number of fully paid equity shares of the Company.

As per regulation 13.1A of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 as applicable from time to time, the required details are furnished as under:

Objects of the issue:

As given above

Pricing:

The issue of the equity shares arising through the issue of warrants will be at a price equal to:

- The average of the weekly high and low of the closing prices of the Company's shares quoted on the stock exchange during the six months preceding the 'relevant date'; or
- The average of the weekly high and low of the closing prices of the Company's shares quoted on a stock exchange during the two weeks preceding the 'relevant date';

Whichever is higher; and the 'relevant date' for this purpose being 22 June 2008.

"Stock exchange" for this purpose means any of the recognised stock exchanges in which the shares are listed and in which the highest trading volume in respect of the shares of the company has been recorded during the preceding six months prior to the relevant date.

Payment & Conversion Terms:

An amount equal to 10% of the issue price shall be payable on allotment of the warrants. The warrant holders shall be entitled to apply for and be allotted, in one or more tranches, one equity share of the face value of Rs. 5 each of the Company per warrant, any time after the date of allotment of such warrants. Upon exercise of the right to apply for equity shares, the warrant holders will be liable to make the payment of the balance amount, being 90% of the issue price. The amount paid, at the time of allotment of warrants, will be adjusted/ set off against the issue price of the resultant equity shares. The Board (or a Committee there of) upon receipt of the entire payment towards issue price, shall allot one equity share per warrant. If the entitlement against the warrants to apply for the equity shares is not exercised within the specified period of 18 months, such entitlement shall lapse and the amount paid on such warrants shall stand forfeited.

Intention of Promoters / Directors / Key Management Persons to subscribe to the proposed preferential offer and change in control:

None of the Promoter / Director / Key Management Persons other than the promoters as mentioned below intend to subscribe to the offer of issue of warrants. The existing promoters of the Company will continue to be in control of the Company and there will not be any change in the management or control of the Company as a result of proposed preferential allotment.

Name of the Shareholders / Allottees	Pre Issue, as on 25 Jan 2008		Post Issue*	
	No. of Shares	%	No. of Shares	%
Promoters	42,277,774	25.15%	50,684,556	28.71%
- of which				
Dr. Reddy's Holdings Private Ltd.	37,798,290	22.48%	46,205,072	26.17%
Other Promoters	4,479,484	2.67%	4,479,484	2.54%

* assuming full exercise of the rights attached to convertible warrants

Annexure to Notice (CONTINUED)

Shareholding Pattern of the Company before and after the proposed allotment of convertible warrants upon conversion would be as under:

Category of Shareholder	Pre Issue, as on 16 May 2008		Post Issue*	
	No. of Shares	%	No. of Shares	%
PROMOTERS HOLDING				
– Individuals	4,479,484	2.66%	4,479,484	2.54%
– Companies				
Dr. Reddy's Holdings Private Ltd.	37,798,290	22.47%	46,205,072	26.16%
Sub Total	42,277,774	25.13%	50,684,556	28.70%
INDIAN BANKS / FIs / MFs				
Indian Financial Institutions	21,367,012	12.70%	21,367,012	12.10%
Banks	420,435	0.25%	420,435	0.24%
Mutual Funds	9,946,265	5.91%	9,946,265	5.63%
Sub Total	31,733,712	18.87%	31,733,712	17.97%
FOREIGN HOLDING				
– Foreign Institutional Investors	41,958,619	24.95%	41,958,619	23.76%
– NRIs	3,215,785	1.91%	3,215,785	1.82%
– ADRs / Foreign Nationals	27,992,581	16.64%	27,992,581	15.85%
Sub Total	73,166,985	43.50%	73,166,985	41.43%
INDIAN PUBLIC / CORPORATES	21,025,615	12.50%	21,025,615	11.91%
Total	168,204,086	100.00%	176,610,868	100.00%

* assuming full exercise of the rights attached to convertible warrants

Proposed time within which the allotment shall complete:

As per SEBI Guidelines, the allotment of share warrants shall be completed within 15 days from the date of passing of the said resolution by the shareholders. Provided that, where the allotment is pending on account of any regulatory authority or from the Central Government, the allotment will be completed within 15 days on receipt of such approval.

The identity of the proposed allottee(s) and the percentage of the preferential issue that may be held by the allottee(s):

Dr. Reddy's Holdings Private Limited – 100%

Certification from Statutory Auditors:

BSR & Co, Chartered Accountants, Statutory Auditors of the Company, have certified that the issue of preferential warrants is being made in accordance with the SEBI Guidelines, except for the provisions which would be required to be complied at the relevant date or on allotment of the share warrants or thereafter, for preferential issues. A copy of the said certificate is open for inspection at the Registered Office of the Company during the office hours on all working days except Saturdays and Sundays between 11.00 A.M. and 1.00 P.M. till the date of Annual General Meeting.

Lock-In:

The convertible warrants to be allotted on preferential basis and the resultant equity shares shall be subject to lock-in as per applicable SEBI Guidelines in this behalf:

- The warrants and the resultant shares allotted shall be subject to a lock-in period of 3 (three) years from the date of allotment.
- The entire pre-preferential allotment shareholding of proposed allottee(s) shall be under lock-in from the relevant date upto a period of 6 (six) months from the date of preferential allotment.
- The locked in warrants / shares may be transferred to and amongst promoter / promoter group or to a new promoter(s) or person(s) in control of the Company, subject to continuation of lock-in in the hands of transferee(s) for the remaining period and compliance of SEBI (SAST) Regulations, 1997, as applicable.

The consent of the shareholders being sought for the special resolution for issuance of preferential warrants as proposed in the resolution.

Your Directors recommend the resolution for approval.

None of the Directors of the Company is concerned or interested in the said resolution, except Dr. K Anji Reddy, Mr. G V Prasad and Mr. Satish Reddy, Directors, being promoters may be deemed to be concerned or interested in the special resolution to the extent of warrants may be subscribed by them / the Companies associated with them / bodies corporate of the promoter group.

By order of the Board

Place: Hyderabad
Date: 20 May 2008

V VISWANATH
COMPANY SECRETARY

Glossary

ADR	American Depository Receipts
ADS	American Depository Shares
AG	Authorized Generics
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredients and Intermediates
ARL	American Remedies Limited
AVWG	Arzneimittelversorgungs-Wirtschaftlichkeisgestz (Economic Optimization of Pharmaceutical Care Act)
BI	Business Intelligence
BPE	Business Process Excellence
BSE	Bombay Stock Exchange Limited
CAGR	Compounded Annual Growth Rate
CDL	Cheminor Drugs Limited
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CESTAT	Customs Excise Service Tax Appellate Tribunal
CFO	Chief Financial Officer
cGMP	Current Good Manufacturing Practices
CIA	Chief Internal Auditor
CII	Confederation of Indian Industry
CIS	Commonwealth of Independent States
COO	Chief Operating Officer
CPS	Custom Pharmaceutical Services
CRM	Customer Relation Management
CTO	Chemical Tech-Ops
DMF	Drug Master File
DP	Depository Participant
DPCO	Drugs (Prices Control) Order, 1995
DREEM	Dr. Reddy's Execution Excellence Model
DRF	Dr. Reddy's Research Foundation
EPS	Earnings Per Share
ERM	Enterprise-wide Risk Management
ERP	Enterprise Resource Planning
ESOP	Employees Stock Option Plan
ESOS	Employees Stock Option Scheme
FDAAA	Food and Drug Administration Amendments Act of 2007
GATT	General Agreement on Tariff and Trade
FTO	Formulation Tech-Ops
GDR	Global Depository Receipts
GRI	Global Reporting Initiatives
HR	Human Resources
ICAI	Institute of Chartered Accountants of India
Indian GAAP	Indian Generally Accepted Accounting Principles
IPDO	Integrated Product Development Organization
IPM	Intellectual Property Management
IPR	Intellectual Property Rights
IREDA	Indian Renewable Energy Development Agency
IT	Information Technology
ITAT	Income Tax Appellate Tribunal
M&A	Mergers and Acquisitions
NCEs	New Chemical Entity's
NDDS	New Drug Delivery System
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
NYSE	New York Stock Exchange, Inc.
OTC	Over The Counter
R&D	Research and Development
ROW	Rest of the World
RUSTI	Reddy US Therapeutic, Inc.
SBU	Strategic Business Unit
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SEFL	Standard Equity Fund Limited
SEZ	Special Economic Zone
SRS	Solvent Recovery System
TDC	Technology Development Centre
TERI	The Energy Research Institute
UNEP	United Nations Environment Program
US GAAP	United States Generally Accepted Accounting Principles
USFDA	United States Food and Drug Administration
VAT	Value Added Tax
WSG	Wettbewerbsstarkungsgesetz (Statutory Health Insurance Competition Strengthening Act)
WTO	World Trade Organization
ZLDP	Zero Liquid Discharge Plant

Notes


DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 7-1-27, Ameerpet, Hyderabad – 500 016

Attendance Slip

Regd. Folio No. / Client ID :

Name & Address of
First/Sole Shareholder :

No. of Shares held :

I hereby record my presence at the 24th Annual General Meeting on Tuesday, 22 July 2008 at 11.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad – 500 034.

Signature of Member / Proxy

Note: Member / Proxy wish to attend the meeting must bring this attendance slip to the meeting and handover at the entrance duly filled in and signed.

DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 7-1-27, Ameerpet, Hyderabad – 500 016

Proxy Form

Regd. Folio No./Client ID :

No. of shares held :

I/We____

of______________________________________being a member/members of

the above named Company, hereby appoint______________________________

of____or

failing him/her____________________of______________________

as my/our Proxy to attend and vote for me/us on my/our behalf at the 24th Annual General Meeting of the Company on Tuesday, 22 July 2008 at 11.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad – 500 034, and at any adjournment thereof.

Revenue Stamp

Signed this ____________ day of ____________ 2008

Notes:

a) Proxy need not be a member of the Company.

b) The Proxy form duly filled in and signed by the member(s) across Revenue Stamp should reach the Company's registered office: Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad – 500 016 at least 48 hours before the time fixed for the meeting.

c) Corporate members intending to send their authorised representative(s) to attend the meeting are requested to send a certified copy of the Board resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.



END

DR REDDY'S LABORATORIES LIMITED | 7-1-27 AMEERPET HYDERABAD | 500 016 INDIA